NOTICE OF MEETING

AND

INFORMATION CIRCULAR

for Annual General and Special Meeting of

Shareholders of

WESTERN SILVER CORPORATION

Dated as of March 24, 2006

WESTERN SILVER CORPORATION
Suite 2050, 1111 W. Georgia Street
Vancouver, British Columbia V6E 4M3
NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

NOTICE IS HEREBY GIVEN THAT, pursuant to an order of the Supreme Court of British Columbia (the "Court") dated March 31, 2006 (the "Interim Order"), an annual general and special meeting of the shareholders (the "Meeting") of Western Silver Corporation ("Western" or the "Company") will be held at the Terasen Building, Georgia Room, Main Floor, 1111 W. Georgia Street, Vancouver, British Columbia, on May 1, 2006, at the hour of 10:00 A.M., Vancouver time, for the following purposes:

1.	To receive the report of the directors;

2.	To determine the number of directors at eight (8) and to elect directors;

3.

To receive the audited financial statements of the Company for the fiscal year ended September 30, 2005 (with comparative statements relating to the preceding fiscal period) together with the report of the auditors thereon;

4.	To appoint PricewaterhouseCoopers LLP as auditors of the Company and to authorize the directors to fix their remuneration;

5.

To consider and, if thought fit, to pass a special resolution (the "Arrangement Resolution") approving an arrangement (the "Arrangement") under section 288 of the Business Corporations Act (British Columbia) (the "BCBCA") which involves, among other things, the acquisition of all of the shares of Western ("Western Shares") by Glamis Gold Ltd. ("Glamis") in exchange for common shares of Glamis and for common shares of Western Copper Corporation ("Western Copper"), all as more fully set forth in the accompanying information circular of Western (the "Information Circular"); and

6.	To transact such further or other business as may properly come before the meeting and any adjournments thereof.

Copies of the Arrangement Resolution, the Plan of Arrangement made pursuant to the Arrangement Agreement among Western, Glamis and Western Copper pursuant to which the Arrangement will be undertaken, the Interim Order and Notice of Application for Final Order are attached to the Information Circular as Schedules "A", "D", "F" and "G", respectively.

AND TAKE NOTICE that dissenting shareholders in respect of the proposed Arrangement are entitled to be paid the fair value of their Western Shares in accordance with the provisions of the Plan of Arrangement and sections 237 to 247 of the BCBCA. The dissent rights are described in the accompanying Information Circular (and specifically in Schedule "H"). Failure to strictly comply with the requirements set forth in the Plan of Arrangement and sections 237 to 247 of the BCBCA may result in the loss of any right of dissent.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this notice. Also accompanying this notice is a form of Proxy and an Annual Return Card Form. Any adjournment of the Meeting will be held at a time and place to be specified at the Meeting. Only shareholders of record at the close of business on March 24, 2006 will be entitled to receive notice of and vote at the Meeting.

DATED this 24th day of March, 2006.

BY ORDER OF THE BOARD

                      "Dale Corman"
Dale Corman, Chairman and Chief Executive Officer

Registered shareholders unable to attend the Meeting are requested to date, sign and return their form of proxy in the enclosed envelope. If you are a non-registered shareholder of Western and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary. Failure to do so may result in your shares not being eligible to be voted by proxy at the Meeting.

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LIST OF SCHEDULES

SCHEDULE "A"	TEXT OF ARRANGEMENT RESOLUTION
SCHEDULE "B"	PRO FORMA GLAMIS CONSOLIDATED FINANCIAL STATEMENTS
SCHEDULE "C1"	PRO FORMA WESTERN COPPER FINANCIAL STATEMENTS
SCHEDULE "C2"	AUDITED FINANCIAL STATEMENTS OF THE WESTERN COPPER BUSINESS
SCHEDULE "C3"	AUDITED WESTERN COPPER FINANCIAL STATEMENTS
SCHEDULE "D"	PLAN OF ARRANGEMENT
SCHEDULE "E"	FAIRNESS OPINION
SCHEDULE "F"	INTERIM ORDER
SCHEDULE "G"	NOTICE OF APPLICATION FOR FINAL ORDER
SCHEDULE "H"	S. 237 TO 247 OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

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NOTE TO UNITED STATES SHAREHOLDERS

THE SECURITIES ISSUABLE IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES IN ANY STATE, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Glamis Shares and Western Copper Shares to be issued under the Arrangement have not been registered under the U.S. Securities Act and are being issued in reliance on the exemption from registration set forth in Section 3(a)(10) thereof on the basis of the approval of the Court as described under "Securities Laws Considerations". The solicitation of proxies is not subject to the requirements of Section 14(a) of the U.S. Exchange Act by virtue of an exemption applicable to proxy solicitation by foreign private issuers as defined in Rule 3b-4 of the U.S. Exchange Act. Accordingly, this Information Circular has been prepared in accordance with the applicable disclosure requirements in Canada. Residents of the United States should be aware that such requirements are different than those of the United States applicable to proxy statements under the U.S. Exchange Act.

Likewise, information concerning the properties and operations of Western, Glamis and Western Copper has been prepared in accordance with Canadian standards, and may not be comparable to similar information for United States companies. The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" used in this Information Circular are Canadian mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101") under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves Definitions and guidelines adopted by the CIM Council on August 20, 2000.

While the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are recognized and required by Canadian regulations, they are not defined terms under standards in the United States. As such, certain of the information contained in this Information Circular concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the Securities Exchange Commission (the "SEC"). "Indicated Mineral Resource" and "Inferred Mineral Resource" have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It can not be assumed that all or any part of an "Indicated Mineral Resource" or "Inferred Mineral Resource" will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

The definition for "Proven Mineral Reserves" under CIM standards differs from the SEC standards, where proven or measured reserves are defined as reserves in which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; (b) grade and/or quality are computed from the results of detailed sampling and (c) the sites for inspection, sampling and measurement are spaced so closely and the geographic character is so well defined that size, shape, depth and mineral content of reserves are well established.

The definition for "Probable Mineral Reserves" under CIM standards differs from the SEC standards, where probable reserves are defined as reserves for which quantity and grade and/or quality are computed from information similar to that of proven reserves (under SEC standards), but the sites for inspection,

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sampling, and measurement are further apart or are otherwise less adequately spaced, and the degree of assurance, although lower than that for proven mineral reserves, is high enough to assume continuity between points of observation. The degree of assurance, although lower than that for proven mineral reserves, is high enough to assume continuity between points of observation.

Financial statements included herein have been prepared in accordance with generally accepted accounting principles and subject to auditing and auditor independence standards in Canada, and thus may not be comparable to financial statements of United States companies. Western Shareholders should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in the Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. See "United States Federal Income Tax Considerations". The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that Western, Glamis and Western Copper are incorporated or organized under the laws of a foreign country, that some or all of their officers and directors and the experts named herein may be residents of a foreign country, and that all or a substantial portion of the assets of Glamis and Western Copper and said persons may be located outside the United States.

FORWARD - LOOKING STATEMENTS

Statements contained in this Information Circular that are not historical facts are forward-looking statements (within the meaning of the Canadian securities legislation and the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties. Forward-looking statements include, but are not limited to, statements with respect to the future price of metals; the estimation of mineral reserves and resources, the realization of mineral reserve estimates; the timing and amount of estimated future production, costs of production, and capital expenditures; costs and timing of the development of new deposits; success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Western and Western Copper, post-Arrangement, to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, risks related to the integration of acquisitions; risks related to operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the sections entitled "Risk Factors" in this Information Circular. Although Western has attempted to identify important factors that could affect Western and Western Copper and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this Information Circular speak only as of the date hereof. Western does not undertake any obligation to release publicly

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any revisions to these forward-looking statements to reflect events or circumstances after the date hereof to reflect the occurrence of unanticipated events.

Forward-looking statements and other information contained herein concerning the mining industry and our general expectations concerning the mining industry are based on estimates prepared by us using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which we believe to be reasonable. However, this data is inherently imprecise, although generally indicative of relative market positions, market shares and performance characteristics. While we are not aware of any misstatements regarding any industry data presented herein, the industries involve risks and uncertainties and are subject to change based on various factors.

CERTAIN HISTORICAL INFORMATION CONTAINED IN THIS INFORMATION CIRCULAR HAS BEEN PROVIDED BY, OR DERIVED FROM INFORMATION PROVIDED BY, CERTAIN PERSONS OTHER THAN WESTERN. IN PARTICULAR, CERTAIN INFORMATION PERTAINING TO GLAMIS HAS BEEN PROVIDED BY GLAMIS. ALTHOUGH WESTERN DOES NOT HAVE ANY KNOWLEDGE THAT WOULD INDICATE THAT ANY SUCH INFORMATION IS UNTRUE OR INCOMPLETE, WESTERN ASSUMES NO RESPONSIBILITY FOR THE ACCURACY AND COMPLETENESS OF SUCH INFORMATION OR THE FAILURE BY SUCH OTHER PERSONS TO DISCLOSE EVENTS WHICH MAY HAVE OCCURRED OR MAY AFFECT THE COMPLETENESS OR ACCURACY OF SUCH INFORMATION BUT WHICH IS UNKNOWN TO WESTERN.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, filed by Western with securities commissions or similar regulatory authorities in Canada (the "Canadian Securities Authorities") and with the SEC, are specifically incorporated by reference into, and form an integral part of, this Information Circular.

1.	Audited financial statements for financial years ended September 30, 2005 and September 30, 2004 and the MD&A filed in connection with those financial statements.

2.	Unaudited financial statements for the three month periods ended December 31, 2005 and December 31, 2004 and the MD&A filed in connection with those financial statements.

3.	Information Circular dated February 22, 2005.

4.	Annual Information Form dated December 22, 2005.

5.	Material Change Report dated March 2, 2006 respecting this Arrangement.

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The following documents, filed by Glamis with Canadian Securities Authorities and the SEC, are specifically incorporated by reference into, and form an integral part of, this Information Circular:

1.	The Annual Information Form of Glamis dated March 6, 2006 for the fiscal year ended December 31, 2005.

2.

Audited consolidated financial statements of Glamis, including notes thereto, as at December 31, 2005 and 2004 and for each of the years in the three-year period ended December 31, 2005, together with the auditors’ report thereon.

3.	Management’s discussion and analysis of financial condition and results of operations of Glamis for the fiscal year ended December 31, 2005.

4.

Management Information Circular (Proxy Statement) of Glamis dated March 6, 2006 distributed in connection with the annual general meeting of shareholders held on May 3, 2006 (excluding the sections entitled "Performance Graphs", "Report of the Compensation and Nominating Committee on Compensation of Executive Officers and Others" and "Corporate Governance and Committees").

5.	Material Change Report of Glamis filed on March 3, 2006 relating to the Arrangement.

Copies of the Western documents incorporated herein by reference may be obtained on request without charge from the Secretary of Western at Suite 2050, 1111 W. Georgia Street, Vancouver, British Columbia V6E 4M3 (Telephone (604) 684-9497). Copies of the Glamis documents incorporated by reference in this Information Circular may be obtained upon request without charge from the Executive Vice-President, Administration of Glamis at 5190 Neil Road, Suite 310, Reno, Nevada 89502 (telephone (775) 827-4600). These documents are also available through the internet on the System for Electronic Document Analysis and Retrieval, which can be accessed online at www.sedar.com. For the purposes of the Province of Québec, this Information Circular contains information to be completed by consulting the permanent information records for each of Western and Glamis. A copy of the Western permanent information record may be obtained from the Secretary of Western and a copy of the Glamis permanent information record from the Executive Vice-President, Administration of Glamis at the above mentioned addresses and telephone numbers.

Material change reports (other than confidential reports) and all other documents of the type referred to above, filed by Western and Glamis with Canadian Securities Authorities subsequent to the date of this Information Circular and prior to the Meeting, will be deemed to be incorporated by reference into this Information Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained in this Information Circular or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Information Circular, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or

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that is necessary to make a statement not misleading in light of the circumstances in which it was made.

EXCHANGE RATE DATA

This Information Circular contains references to United States (US$) and Canadian dollars.

The following table sets out, for each period indicated, the high and low closing exchange rates for one United States dollar expressed in Canadian dollars, the average of such exchange rates during such period (based on the average of the exchange rates on the last day of each month during the period), and the exchange rate at the end of such period based on the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York:

Year	High	Low	Average	Close
2005	1.2703	1.1507	1.2083	1.1656
2004	1.3970	1.1775	1.2984	1.2034
2003	1.5750	1.2923	1.3916	1.2923
2002	1.6128	1.5108	1.5702	1.5800

On March 24, 2006, the noon rate of exchange as reported by the Federal Reserve Bank of New York for the conversion of one United States dollar into one Canadian dollar was $1.1675 ($1.00 equals US$0.8565) .

REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES

The historical financial statements of Western contained in this Information Circular are reported in Canadian dollars and have been prepared in accordance with Canadian GAAP. The historical financial statements of Glamis contained in this Information Circular are reported in United States dollars and have been prepared in accordance with Canadian GAAP. All references to dollar amounts in this Information Circular are to Canadian dollars unless expressly stated otherwise.

INFORMATION PERTAINING TO WESTERN AND GLAMIS

The information contained or referred to in this Information Circular with respect to Western and Western Copper has been furnished by Western. The information contained or referred to in this Information Circular (including in the Schedules) with respect to Glamis has been furnished by Glamis. As such, Western and its directors, officers, employees, representatives and agents assume no responsibility for the accuracy or completeness of such information.

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GLOSSARY OF DEFINED TERMS

In this Information Circular, the following capitalized words and terms shall have the following meanings:

Acquisition Proposal

Any effort or attempt with respect to, the direct or indirect acquisition of, or other business combination involving, Western or its material properties on the basis set out in the Arrangement Agreement.

AMEX	The American Stock Exchange.

Arrangement

The Arrangement involving Western, the Western Shareholders, Glamis and Western Copper to be completed pursuant to the provisions of Part 9 of Division 5 of the BCBCA on the terms and conditions set out in the Plan of Arrangement and any amendments thereto or variations thereof made in accordance with its terms and the Arrangement Resolution.

Arrangement Agreement	The Arrangement Agreement dated for reference as at February 23, 2006 between Western, Glamis and Western Copper which is filed on SEDAR at www.sedar.com.

Arrangement Resolution

The Special Resolution approving the Arrangement to be voted on, with or without variation, by Western Shareholders at the Meeting substantially in the form attached as Schedule "A" to this Information Circular.

BCBCA	Business Corporations Act (British Columbia), as amended.

BCSC	British Columbia Securities Commission.

Break Fee

The amount of 3.5% of the market capitalization of Western calculated and payable pursuant to terms of the Arrangement Agreement in the event of termination of the Arrangement Agreement under certain prescribed terms.

Carmacks	Carmacks Copper Ltd.

CEO	Chief Executive Officer.

CFO	Chief Financial Officer.

Code	United States Internal Revenue Code of 1986, as amended.

Company	Western, Glamis or Western Copper, as the context requires, and means Western, Glamis and Western Copper, when used in the plural.

Computershare	Computershare Investor Services Inc., the registrar and transfer agent for each of the Companies.

Confidentiality Agreement	The agreement entered into by Glamis and Western dated December 21, 2005.

Court	The Supreme Court of British Columbia.

Depositary	Computershare, which will act as the depositary for the exchange of the Western Shares, the Glamis Shares and Western Copper Shares pursuant to the Arrangement.

Dissent Rights

The rights of a Western Shareholder to dissent to the Arrangement Resolution and receive fair value for all Western Shares held, as more particularly described under the heading "Rights of Dissenting Shareholders" and in Sections 237-247 of the BCBCA.

Dissent Procedures	The procedures to be taken by a Western Shareholder in exercising Dissent Rights.

Effective Date

The date of closing of the Arrangement, to occur on the filing date stamped on the final Notice of Change to the Notice of Articles of Western that is filed with the Registrar in respect of the Arrangement.

Effective Time	The time stamped on the final Notice of Change to the Notice of Articles of Western that is filed with the Registrar in respect of the Arrangement.

Exchange Ratio	0.688 of a Glamis Share for each one Class A Share (as defined in the Plan of Arrangement) of Western.

Fairness Opinion	The fairness opinion dated March 16, 2006 prepared by the Financial Advisor described under "Fairness Opinion" in the Information Circular and in form attached as Schedule "E" hereto.

Final Order	The final order to be made by the Court approving the Arrangement.

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Financial Advisor	Macquarie North America Ltd., the financial advisor in respect of Western.

GAAP	Generally accepted accounting principles in effect in Canada including the accounting recommendations published in the Handbook of the Canadian Institute of Chartered Accountants.

Glamis	Glamis Gold Ltd., a company existing under the BCBCA.

Glamis Board	The board of directors of Glamis.

Glamis New Option	The options of Glamis to be issued in partial exchange for the Western Stock Options pursuant to the Plan of Arrangement.

Glamis Shareholders	At the relevant time, the holders of Glamis Shares.

Glamis Shares	Voting common shares in the capital of Glamis.

Glamis Stock Option	The share purchase options of Glamis issued under its Incentive Share Purchase Option Plan.

IMC	Independent Mining Consultants, Inc. of Tucson, AZ, USA.

Independent Committee	The Independent Committee of independent directors established by Western to consider options to enhance the value of Western for Western Shareholders.

Information Circular	This Information Circular to be sent to Western Shareholders in connection with the Meeting.

Interim Order	The interim order of the Court dated March 31, 2006 pursuant to Section 288 of the BCBCA, providing for, among other things, the calling of the Meeting.

IRS	Internal Revenue Service (United States)

ITA	Income Tax Act (Canada)

Kennecott	Kennecott Canada Explorations Inc.

M3	M3 Engineering and Technology Corporation of Tucson, AZ, USA.

Material, Material Adverse Change and Material Adverse Effect	Each have the meanings ascribed to them in the Arrangement Agreement.

Meeting

The annual general and special meeting of Western Shareholders to be held at 10:00 a.m. (Vancouver time) on May 1, 2006 for the purpose of voting on the Annual General Meeting Matters, the Arrangement Resolution and all other matters to be presented by management at the Meeting and any adjournment or postponement thereof.

NYSE	The New York Stock Exchange.

Plan of Arrangement	The plan of arrangement of Western attached as Schedule "D" hereto and any amendment thereto agreed to by the directors of Western.

Record Date	March 24, 2006, being the date for determining Western Shareholders entitled to receive notice of and vote at the Meeting.

Registered Holder	A shareholder of record of Western Shares.

Registrar	The British Columbia Registrar of Companies appointed under Section 400 of the BCBCA.

Regulation S	Regulation S promulgated under the U.S. Securities Act.

Section 3(a)(10) Exemption	The exemption from registration requirements of the U.S. Securities Act provided under Section 3(a)(10) thereof.

Securities Acts	The securities acts or the equivalent securities legislation of each of the provinces and territories of Canada, as amended.

Securities Laws or Securities Legislation

The Securities Acts, the U.S. Exchange Act and U.S. Securities Act, the "blue sky" or securities laws of the states of the United States, each as now enacted or as amended and the applicable rules, regulations, rulings, orders, instruments and forms made or promulgated under such laws, as well as the rules, regulations, by-laws and policies of the TSX, AMEX and the NYSE.

SEDAR	The System for Electronic Document Analysis and retrieval of the Canadian Securities Administrators.

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Special Resolution	A resolution required to be approved by not less than a two-thirds (2/3) majority of the votes cast by those shareholders who (being entitled to do so) vote in person or by proxy at the Meeting.

Stock Exchanges	Collectively, the TSX, AMEX and NYSE.

Superior Proposal	An Acquisition Proposal that is determined to be superior to the Arrangement on the basis set forth in the Arrangement Agreement.

Teck or Teck Cominco	Teck Cominco Limited, a mining company with its head office in Vancouver, Canada. Teck Cominco is a joint venture partner of Western.

Termination Date	September 30, 2006.

TSX	The Toronto Stock Exchange.

Voting and Standstill Agreements

Agreements of the officers and directors of Western and their affiliates to vote their Western Shares in favour of the Arrangement and all related matters at the Meeting as described under "The Arrangement – Voting and Standstill Agreements" in the Information Circular.

Western	Western Silver Corporation, a corporation existing under the BCBCA.

Western Board	The board of directors of Western.

Western Class A Shares	Class A common shares without par value in the authorized share structure of Western which are to be created in accordance with the Plan of Arrangement.

Western Class B Share

The Western Shares, once they have been redesignated as class B common shares and to which have been added a preferential right with respect to the payment of dividends in accordance with the Plan of Arrangement.

Western Copper	Western Copper Corporation, a corporation existing under the BCBCA.

Western Copper Class A Shares	Class A shares, par value $0.00001 each, in the authorized share structure of Western Copper.

Western Copper Options	Stock options for the purchase of Western Copper Shares that will be issued by Western Copper in accordance with the Plan of Arrangement.

Western Copper Shareholders	At the relevant time, the holders of Western Copper Shares.

Western Copper Shares	Voting common shares in the capital of Western Copper.

Western Copper Warrant

A share purchase warrant of Western Copper to be issued to Glamis for the purchase of 5% of the fully-diluted Western Copper Shares as of the Effective Date, for a period of two years following the Effective Date, at a price of $3.50 per share.

Western Shareholders	At the relevant time, the holders of Western Shares.

Western Shares	Voting common shares in the capital of Western.

Western Stock Options	Stock options for the purchase of Western Shares which are outstanding immediately before the Effective Date.

U.S. Exchange Act	The United States Securities Exchange Act of 1934, as amended.

U.S. Securities Act	The United States Securities Act of 1933, as amended.

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GLOSSARY OF TECHNICAL TERMS

The following is a glossary of certain mining or other technical terms used in this Information Circular:

AAS	Atomic absorption spectroscopy analytical technique.

Alteration	Changes in the chemical or mineralogical composition of a rock, generally produced by weathering or hydro-thermal solutions.

Anomalous	Inconsistent with or deviating from what is usual, normal or expected.

block model

A 3 dimensional volume created using small regularly shaped (cubes or rectangles) blocks each with an assigned grade estimated from the data set. Many of the blocks have no data points within their boundaries.

BQ	Diamond drill core size.

Cu	Copper.

EM	Electro-magnetic

fire assay	A technique for determining the amount of gold in a rock sample.

footwall zone	Zone of rocks in the footwall, the underside of a vein, deposit or structure.

Grade

The concentration of an ore metal in a rock sample, given either as weight percent for base metals or in grams per tonne (g/tonne) or ounces per short ton for precious metals. The grade of an ore deposit is calculated, often using sophisticated statistical procedures, as an average of the grades of a very large number of samples collected from throughout the deposit.

g/tonne or gpt	Gram per tonne.

H2 SO4	Hydrogen sulphide.

ha	Hectare.

hanging wall	The upper side of a vein, deposit or structure.

heap leach

A process of extracting metals from low grade ores including piling relatively coarse ore on an impervious membrane and allowing a dissolving fluid to seep down through the pile and through a collection system.

HQ	Diamond drill core size

Indicated mineral resource

That part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred mineral resource

That part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Intrusive	An igneous rock that was once molten and has "intruded" into pre-existing rocks in that state, after which it cools.

km	Kilometre.

kriging resources

Resources determined by using a method of estimating grade where a rectangular block is assigned a grade based on the nearest data points available. Data points are averaged by weighting according to distance from the block. Data points are used when located within an elliptical volume (ellipsoid) determined by variography.

m	Metre.

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Measured mineral resource

That part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineralization	Minerals of value occurring in rocks.

NI 43-101	National Instrument 43-101 "Standards of Disclosure for Mineral Projects".

NPV	Net present value.

NQ	Diamond drill core size.

NSR	Net smelter return – a calculation of net value metal produced less smeltering and refining changes.

Ore	A naturally occurring material from which one or more minerals may be mined and sold at a profit, or from which some part may be profitably separated.

polygonal modelling

A method of estimating resources where areas are constructed on section based on half the distance to the next data point. Each area is then represented by the individual data point ( drill hole intersection).

polygonal resources	Resources determined by using polygonal modelling.

porphyry	Any igneous rock with crystals embedded in a finer groundmass of minerals.

Probable mineral reserves

The economically mineable part of an indicated and in some circumstances a measured mineral resource demonstrated by at least a preliminary feasibility study. The study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven mineral reserves

The economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. The study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate at the time of reporting, that economic extraction is justified.

reverse circulation	A drilling technique that does not result in the recovery of drill core.

Sulphide	A compound containing sulphur and some other metal.

SX-EW	Copper sulphate solution and electro mining.

tpd	Tonnes per day.

variography	The statistical analysis which shows the directional variation of data. This technique is used to align the ellipsoid for Kriging in block models.

VLF-EM	A geophysical exploration technique utilising magnetic fields.

SUMMARY

The following is a summary of the principal features of the Arrangement and certain other matters and should be read together with the more detailed information and financial data and statements contained elsewhere in this Information Circular, including the schedules hereto and incorporated in this Information Circular by reference. Capitalized terms not otherwise defined in this Summary are defined in the Glossary of Terms or elsewhere in the Information Circular. This Summary is qualified in its entirety by the more detailed information appearing or referred to elsewhere herein.

The Meeting

Date, Time and Place of Meeting

The Meeting will be held on May 1, 2006, at 10:00 a.m. (Vancouver time) in the Terasen Building, Georgia Room, Main Floor, 1111 West Georgia Street, Vancouver, British Columbia V6E 4M3.

The Record Date

The Record Date for determining the registered shareholders for the Meeting is March 24, 2006.

Purposes of the Meeting

This Information Circular is furnished in connection with the solicitation of proxies by management of Western for use at the Meeting.

At the Meeting, Western Shareholders will receive the 2005 Report of the Directors and Audited Financial Statements for the fiscal period ending September 30, 2005, together with the Auditors’ Report thereon, and will be asked to appoint the auditors for the upcoming year, authorize the directors to approve the auditors' remuneration and to elect directors (collectively, the "Annual General Meeting Matters").

Western Shareholders will also be asked to consider and to pass, with or without variation, a special resolution (the "Arrangement Resolution") approving an arrangement (the "Arrangement") under Part 9, Division 5 of the Business Corporations Act (British Columbia) ("BCBCA") involving Western, its securityholders and Western Copper. The Arrangement involves the following transactions:

  the issuance by Glamis to Western Shareholders of 0.688 of a Glamis Share for each one (1) Western Share to effect a business combination of Western and Glamis;

  the transfer of Western's Almoloya Project, the shares of Carmacks and approximately $38 million of cash held by Western to Western Copper, in exchange for common shares of Western Copper (the "Western Copper Shares"); and

  the distribution of the Western Copper Shares to Western Shareholders on the basis of one (1) Western Copper Share for each one (1) Western Share.

The Arrangement

Purpose

The principal business of Western has been mining exploration and the initial development of mining properties. Western is not engaged in the operation of mines. On November 11, 2005, Western received a feasibility study on its Peñasquito project (the "Peñasquito Project") located in Mexico. Since that time Western has focused its efforts on the Peñasquito Project.

On February 24, 2006, Western and Glamis announced an agreement whereby Glamis would acquire all of the outstanding Western Shares.

Glamis is a mine operator with experience in exploration, development and operation of mines in the Americas, including Mexico. Western believes that this experience will enable Glamis to complete the development of the Peñasquito Project into an operating mine.

The Arrangement will split the business of Western into two parts: (i) one part, comprised of the Mexico assets of Western, save and except for Western’s Almoloya Project, will be owned by Glamis and (ii) the other part, comprised of approximately $38 million in cash, Western’s interest in the Carmacks copper deposit (the "Carmacks Copper Project") located in the Yukon Territory and Western’s interest in the Almoloya Project in Mexico, will be owned by Western Copper, a new public company formed in connection with the Arrangement.

Following completion of the Arrangement, Western Shareholders will hold an interest in each part of the current business of Western through the ownership of Glamis Shares and the ownership of Western Copper Shares. On the Effective Date, Western Shareholders will hold approximately 20.22% (21.1% on a fully diluted basis based on the issued capital and outstanding options of Western and Glamis on February 24, 2006) of the issued Glamis Shares and 100% of the issued Western Copper Shares.

Reasons for the Arrangement and Recommendation of the Western Board

After careful consideration, the Western Board has unanimously determined that the Arrangement is fair to Western Shareholders and is in the best interest of Western. Accordingly, the Western Board unanimously recommends that Western Shareholders vote FOR the Arrangement Resolution and, therefore, the acquisition of Western by Glamis.

In the course of its evaluation of the Arrangement, the Western Board consulted with Western’s senior management, legal counsel and Financial Advisor, reviewed a significant amount of information and considered a number of factors, including, among others, the following factors:

  Glamis has offered a significant premium to the Western share price, which provides immediate value for Western Shareholders. The terms of the Arrangement provide a premium of 40% based on the volume-weighted average share prices of both Glamis and Western on the TSX for the 20 trading days preceding announcement of the transaction, or 27% based on the closing TSX prices of Glamis Shares and Western Shares on the day preceding the announcement of the transaction.

  The terms of the Arrangement represent a premium to all analysts’ forecasts which were available on February 23, 2006, for the Western Shares.

  Glamis is already a significant, low-cost silver producer, projecting an average of nearly four million ounces of silver production annually from its Marlin Mine. With the addition of production from the Peñasquito Project, Glamis will become one of the leading silver producers in the world with significant low cost silver production from two large mines.

  Glamis has the experience and technical ability, particularly as demonstrated by the recent construction of the El Sauzal gold mine in Mexico and the Marlin gold-silver mine in Guatemala, to put the Peñasquito Project into production. Glamis has advised that its mine development team from El Sauzal will be utilized at Peñasquito. As a result, Western Shareholders will no longer be subject to the development risks inherent in a junior company developing a mine, nor will they be subject to the potentially considerable dilution that will result from the financing activities that would be necessary if Western was to construct a mine at Peñasquito alone.

  Western Shareholders will continue to participate in any increase in value of the Peñasquito Project by holding Glamis Shares. Western Shareholders will hold approximately 20.22% (21.1% on a fully diluted basis based on the issued capital and outstanding options of Western and Glamis on February 24, 2006) of Glamis upon completion of the Arrangement.

  Western Shareholders will participate in a leading growth company which has four existing mines located in Nevada, Mexico, Guatemala and Honduras, including the newly completed, low-cost Marlin and El Sauzal mines. Additionally, Western Shareholders will gain exposure to Glamis’ development and exploration projects underway in Nevada, Mexico and Guatemala.

  Western Shareholders will receive a share of a new company, Western Copper, giving them exposure to a well-funded resource company with experienced management prepared to proceed with the development of the Carmacks Copper Project in the Yukon as well as new exploration efforts.

  The Western Board concluded that the possible alternatives to the Arrangement (including the possibility of continuing to operate Western as an independent entity), and the perceived risks thereof, the range of possible benefits to Western Shareholders of such alternatives and the timing and uncertainty of successfully accomplishing any of such alternatives, were such that none of the alternatives were considered reasonably likely to present superior opportunities for Western, or reasonably likely to create greater value for Western Shareholders, than the Arrangement with Glamis.

  In order for Western to proceed with the Peñasquito Project alone, it would require significant capital, both equity and debt, and would need to recruit a technically capable mine development team. Western would incur significant dilution in raising such capital and could have significant difficulty in attracting a technically capable mine development team due to the current shortage of available qualified people.

  Mine development and construction is risky and uncertain. Western has never put a mine into production and during the entire period of development and construction Western would have no revenues and would depend entirely on the proceeds raised from debt and equity financing, which may or may not be available to it on reasonable terms, if at all.

  While Western’s assets represent substantial exploration potential, because of the size and longevity of the Peñasquito Project, only a very large new discovery at the Peñasquito Project would have a significant impact on the current market value of Western Shares. Furthermore, any change in the scope of the Peñasquito Project to accommodate future exploration would inevitably delay the construction of the Peñasquito Project.

The financial presentation of the Financial Advisor, including its oral opinion of February 22, 2006, which was confirmed by a written opinion dated March 16, 2006, to the Independent Committee as to the fairness, from a financial point of view of the consideration to be received by Western Shareholders, other than Glamis, pursuant to the Arrangement, as more fully described under "The Arrangement – Opinion of Western’s Financial Advisor".

The recommendation of the Independent Committee regarding the terms of the Arrangement and its recommendation that the Western Board approve the Arrangement on the terms presented to it.

The likelihood that the Arrangement would be consummated, in light of the experience, reputation and financial capabilities of Glamis and the absence of significant closing conditions, other than approval by Western Shareholders of the Arrangement and other customary closing conditions.

The terms and conditions of the Arrangement Agreement, including:

o

the ability of the Western Board, under certain circumstances, to furnish information to and conduct negotiations with a third party and, upon payment to Glamis of the Break Fee (3.5% of the aggregate market value of Western calculated on a fully diluted basis and based on the volume weighted average trading prices per Western Share on the TSX on the trading day prior to termination), to terminate the Arrangement Agreement and accept a Superior Proposal;

o

the belief of the Western Board that the Break Fee is within the range of reasonable termination fees provided for in comparable transactions and is not a significant deterrent to possible competing offers; and

o	the limited ability of Glamis to terminate the Arrangement Agreement.

In the course of its deliberations, the Western Board also identified and considered a variety of risks and potentially negative factors, including, but not limited to:

  The price of Western’s Shares may be capped at or near the value contemplated by the Arrangement to the extent that there is a market assumption that the Arrangement will complete.

  In certain circumstances set out under "The Arrangement Agreement – Non-Solicitation of Acquisition Proposals and Break Fee", Western may be required to pay the Break Fee to Glamis, which, if an alternative transaction is not concluded, will adversely affect Western’s financial condition.

  If the Arrangement Agreement is terminated and the Western Board decides to seek another merger or business combination, there can be no assurance that it will be able to find a party willing to pay an equivalent or more attractive price than the purchase price to be paid pursuant to the Arrangement with Glamis.

  Implementing the Arrangement will require the devotion of significant management time and attention, which will have to be diverted from the existing business of Western and which could have an adverse impact on Western if the Arrangement is not approved.

  Under the Arrangement Agreement, Western would be required to pay the Break Fee in the event that the Arrangement Agreement is terminated in certain circumstances. The Break Fee, together with Glamis’ right to match a Superior Proposal, may discourage other parties from attempting to acquire the Western Shares even if those parties might be willing to offer greater value than Glamis has offered under the Arrangement Agreement.

The foregoing discussion summarizes the material information and factors considered by the Independent Committee and the Western Board in their consideration of the Arrangement. The Western Board collectively reached its unanimous decision with respect to the Arrangement in light of the factors described above and other factors that each member of the Western Board felt were appropriate. In view of the wide variety of factors and the quality and amount of information considered, the Western Board did not find it useful or practicable to and did not make specific assessments of, quantify, rank or otherwise assign relative weights to the specific factors considered in reaching its determination. Individual members of the Western Board may have given different weight to different factors.

Fairness Opinion

Macquarie North America Ltd. (the "Financial Advisor") has provided an opinion (the "Fairness Opinion") to the Independent Committee in respect of the fairness from a financial point of view of the consideration to be received by the Western Shareholders other than Glamis. Based upon the information and procedures and subject to the limitations described in its opinion, the Financial Advisor has concluded that the terms of the Arrangement are fair, from a financial point of view, to Western Shareholders, other than Glamis. See "The Arrangement – Fairness Opinion" in the Information Circular and a copy of the Fairness Opinion which is attached as Schedule "E" hereto.

Summary and Effect of the Arrangement

Prior to the Arrangement, Western incorporated Western Copper as its new wholly-owned subsidiary. Upon completion of the Arrangement:

1.	Western will be a wholly-owned subsidiary of Glamis and will cease to be a public company;

2.	Western will continue to hold all of its mineral properties, cash and assets, save and except for the cash and assets to be transferred to Western Copper as part of the Arrangement;

3.	Western Shareholders, other than Western Shareholders who duly exercise their Dissent Rights, will receive 0.688 of a Glamis Share and one (1) Western Copper Share for each one Western Share owned;

4.	each Western Stock Option outstanding immediately before the Effective Date will be exchanged for:

a.

an option to be issued by Glamis (a "Glamis New Option") pursuant to which the holder of the related Western Stock Option will be entitled to receive, upon exercise of the Glamis New Option, that number of Glamis Shares that is equal to the number of Western Shares that was issuable upon exercise of the related Western Stock Option immediately before the Effective Time multiplied by the Exchange Ratio, and the exercise price per Glamis Share under the Glamis New Option will, subject to adjustment, be equal to the quotient obtained by dividing the exercise price per share of the related Western Stock Option in effect immediately prior to the Effective Time, less $0.88, by the Exchange Ratio; and

b.

an option (a "Western Copper Option") pursuant to which the holder of the Western Stock Option will be entitled to acquire that number of Western Copper Shares that is equal to the number of Western Shares that was issuable upon exercise of the Western Stock Option immediately before the Effective Time at an exercise price per Western Copper Share of $0.88;

5.

assuming there are 48,864,680 Western Shares issued and outstanding at the Effective Time and outstanding Western Stock Options in respect of 2,394,901 Western Shares, Glamis will issue approximately 33,618,899 Glamis Shares to acquire the Western Shares and reserve approximately 1,647,691 Glamis Shares for issue upon exercise of Glamis New Options. Upon completion of the Arrangement, there will be, using Glamis’ issued share capital as at March 24, 2006, approximately 165,638,804 Glamis Shares issued and outstanding. In addition, approximately 48,864,680 Western Copper Shares will be issued to Western Shareholders on the basis of one (1) Western Copper Share for each one (1) Western Share held and approximately 2,394,901 Western Copper Shares will be reserved for issuance in accordance with the terms of the Western Copper Options;

6.	the rights of creditors against the property and interests of Western will be unimpaired by the Arrangement;

7.	the subsidiaries of Western (other than Western Copper and Carmacks) will remain as subsidiaries and related corporations of Western, such that the Peñasquito Project will be owned by Glamis;

8.

Western Copper will be a reporting company, all of whose shares will be owned by Western Shareholders. Western Copper will hold the Carmacks Copper Project in the Yukon, the Almoloya Project in Mexico and approximately $38 million in working capital; and

9.	the Glamis Board will be increased from six members to seven members and Dale Corman, the Chairman and Chief Executive Officer of Western will be appointed to the Glamis Board.

See "The Arrangement" for additional information. Full particulars of the Arrangement are contained in the Plan of Arrangement which is attached hereto as Schedule "D".

The Companies

Glamis is a reporting issuer in all of the Provinces of Canada. Glamis' shares trade on the Toronto Stock Exchange (the "TSX") and the New York Stock Exchange ("NYSE") under the symbol "GLG". The principal office of Glamis is located at 5190 Neil Road, Suite 310, Reno, Nevada 895025. Glamis' registered and records office is located at 1500 – 1055 West Georgia St., Vancouver, British Columbia, V6E 4N7. Glamis is engaged in exploration, mine development, and the mining and extraction of precious metals, both gold and silver. It has operating mines in Nevada, U.S.A., Mexico, Honduras and Guatemala, and development projects in Nevada, Mexico and Guatemala.

Western is a reporting issuer in all of the Provinces of Canada. Western's shares trade on the TSX under the symbol "WTC" and the American Stock Exchange ("AMEX") under the symbol "WTZ". The registered and records office of Western is located at 595 Howe Street, 10th Floor, Vancouver, British Columbia, V6C 2T5, and its head office and principal place of business is located at Suite 2050, 1111 West Georgia Street, Vancouver, British Columbia, V6E 4M3. Western is a mineral exploration company whose principal property is the Peñasquito Project in Mexico.

Western Copper is currently a wholly-owned subsidiary of Western. The registered and records office of Western Copper is located at 595 Howe Street, 10th Floor, Vancouver, British Columbia, V6C 2T5, and its head office and principal place of business will be located at Suite 2050, 1111 West Georgia Street, Vancouver, British Columbia, V6E 4M3.

Upon completion of the Arrangement, Western Copper will be a reporting issuer in British Columbia, Alberta, Saskatchewan, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador. Application will be made for listing of the Western Copper Shares on the TSX. Any listing will be subject to meeting TSX original listing requirements and there is no assurance such a listing will be obtained. The Western Copper Shares will be a registered class of securities in the United States but will not be listed for trading on a stock exchange in the United States. Western Copper will be well financed with approximately $38 million in working capital and will conduct mineral exploration and development of the Carmacks Copper Project in the Yukon and the early stage exploration project, the Almoloya Project, in Mexico.

See the pro forma financial statements of Glamis and Western Copper attached to this Information Circular as Schedules "B" and "C1" respectively for a description of the respective status of each of these Companies as at December 31, 2005 after giving effect to the Arrangement.

The Western Board unanimously recommends that the Western Shareholders vote FOR the Arrangement Resolution and, therefore, the acquisition of Western by Glamis. See "The Arrangement – Recommendations of the Directors".

Conditions to the Arrangement

Completion of the Arrangement is subject to a number of usual specified conditions being met as of the Effective Date, including:

1.	the approval or acceptance of the Arrangement by a two-thirds majority of the Western Shareholders present and entitled to vote at the Meeting.

2.	the Supreme Court of British Columbia (the "Court") must grant its Final Order with respect to the Arrangement;

3.	all covenants of the Companies shall have been duly performed and all representations and warranties of the Companies must be true and correct at the time of closing;

4.	no Material Adverse Change with respect to the Companies will have occurred; and

5.	Dissent Rights must not have been exercised in respect of, in the aggregate, more than 1% of the outstanding Western Shares.

The TSX has conditionally approved the Arrangement, subject to filing standard closing documents. The Arrangement Agreement also provides that it may be terminated in certain circumstances by the boards of directors of the Companies before the Effective Date notwithstanding approval of the Arrangement by the Western Shareholders and the Court. See "The Arrangement – Effective Date and Conditions of Arrangement".

Non-Solicitation of Acquisition Proposal and Break Fee

Western has agreed that it will not directly or indirectly take any action which might reduce the likelihood of, or interfere with, the completion of the Arrangement, solicit, assist, initiate or knowingly encourage, discuss or assist others in making an alternate acquisition proposal ("Acquisition Proposal") for the

Western Shares or the mineral properties of Western. However, these restrictions will not apply if Western receives an unsolicited Acquisition Proposal that the Western Board, acting reasonably and in good faith, determines after consultation with its independent financial advisor and outside legal counsel and subject to certain conditions in the Arrangement Agreement, would, if consummated in accordance with its terms, be reasonably likely to lead to a Superior Proposal and the Western Board determines that its failure to consider or participate in such discussions would be inconsistent with its fiduciary duties under applicable laws. In such event, the Western Board may, subject to execution of an appropriate confidentiality agreement, provide the person making the Acquisition Proposal access to Western's non-public information.

If the Western Board determines that an Acquisition Proposal would be a Superior Proposal, it must give Glamis five business days notice of the Board's intention to accept, approve, recommend or enter into an agreement relating to such Acquisition Proposal. If the notice is given less than five business days prior to the Meeting, Western will, unless otherwise mutually agreed with Glamis, adjourn the Meeting to a time that is not less than five business days after the time the notice of the Superior Proposal was given.

During the five day period, Glamis may offer to amend the terms of the Arrangement. If Glamis makes an amended offer, the Western Board will determine if the Acquisition Proposal is no longer a Superior Proposal and in such case, Western will accept the amended Glamis offer and, if necessary, adjourn the Meeting to allow Western to prepare an amendment to the Information Circular and to forward such to the Western Shareholders.

If the Western Board continues to believe that the Superior Proposal remains a Superior Proposal, Western may terminate the Arrangement Agreement, in which case Western will pay Glamis a fee equal to 3.5% of the aggregate market value of the Western Shares (calculated on a fully diluted basis), based on the volume weighted average trading prices per Western Share on the TSX on the trading day immediately preceding the date of termination. Upon termination and payment of 50% of the fee prior to or concurrent with the termination, Western may accept, approve, recommend or enter into an agreement, understanding or arrangement in respect of the Superior Proposal and Western will pay the remaining 50% of the fee on the earlier of (i) the date on which the Acquisition Proposal or Superior Proposal is completed and (ii) 120 days from the date on which the first 50% of the termination fee is paid.

The above is a summary of the provisions of the Arrangement Agreement relating to non-solicitation and the Break Fee. The Break Fee will be payable by Western in certain other circumstances and shareholders should refer to "Additional Terms of the Arrangement Agreement – Non-Solicitation of Acquisition Proposals and Break Fee" in this Information Circular and to the Arrangement Agreement which is filed on SEDAR.

Termination of Arrangement Agreement

The Arrangement Agreement may be terminated at any time prior to the Effective Date, in the circumstances specified in the Arrangement Agreement, including:

1.	by mutual written consent of Western and Glamis;

2.	by either Western or Glamis in the event the conditions precedent of the Arrangement Agreement are not satisfied, or waived by the party to whom they are of benefit;

3.	by either Western or Glamis if the Western Shareholders fail to approve the Arrangement Resolution or if the Meeting has not been held by the Termination Date;

4.	by Western following receipt of, and in order to accept or recommend, a Superior Proposal and subject to the provisions of the Arrangement Agreement regarding Superior Proposals; or

5.	by Glamis if the Board of Directors of Western withdraws or modifies in a manner adverse to Glamis its approval or recommendation of the Arrangement.

The above is a summary of the termination provisions of the Arrangement Agreement and Shareholders should refer to the Arrangement Agreement which is filed on SEDAR for the specific terms.

Exchange of Certificates and Fractional Shares

On or about the Effective Date, a letter of transmittal containing instructions with respect to the deposit of certificates for Western Shares with the Depositary at its principal office in Toronto, Ontario will be forwarded to Western Shareholders for use in exchanging their Western Share certificates for certificates representing Glamis Shares and Western Copper Shares promptly after the Effective Date. Upon return of a properly completed letter of transmittal, together with certificates representing Western Shares and such other documents as the Depositary may require, certificates for the appropriate number of Glamis Shares and Western Copper Shares will be distributed.

No fractional Glamis Shares will be issued to Western Shareholders. Western Shareholders will receive cash in lieu of a fractional share of Glamis based on one whole Glamis Share being valued at $34.73, the closing price for Glamis Shares on February 23, 2006, the reference date of the Arrangement Agreement.

Cancellation of Rights after Six Years

Any certificate which immediately prior to the Effective Date represented outstanding Western Shares and which has not been surrendered, with all other instruments required by the Plan of Arrangement on or prior to the sixth anniversary of the Effective Date, will cease to represent any claim against or interest of any kind or nature in Western, Glamis, Western Copper or the Depositary. Accordingly, persons who tender certificates for Western Shares after this sixth anniversary will not receive Glamis Shares or Western Copper Shares, will not own any interest in Western, and will not be paid any cash or other compensation

Treatment of Dividends

No dividends or other distributions declared or made after the Effective Date with respect to Glamis Shares or Western Copper Shares, with a record date after the Effective Date, will be payable or paid to the holder of any unsurrendered certificates for Western Shares and will not be payable until the surrender of certificates for Western Shares for exchange for Glamis Shares and Western Copper Shares in accordance with the terms of the Plan of Arrangement.

Rights of Dissent

Western Shareholders have the right to dissent to the proposed Arrangement and to be paid the fair value of their shares upon strict compliance with the provisions of applicable law. See "Rights of Dissenting Shareholders". It is a condition of the Arrangement that Dissent Rights shall not have been exercised in the aggregate for more than 1% of the outstanding Western Shares.

Income Tax Considerations

Holders of Western securities should consult their own tax advisors about the applicable Canadian, United States or Mexican federal, provincial, state and local tax consequences of the Arrangement.

For Canadian federal income tax purposes, a Western Shareholder whose Western Shares constitute "capital property" generally will not realize a capital gain or capital loss on the exchange of such shares for Glamis Shares and Western Copper Shares under the Arrangement except that a Western Shareholder will realize a capital gain to the extent that the fair market value of the Western Copper Shares received by the shareholder exceeds the adjusted cost base of the shareholder's Western Shares. A summary of the principal Canadian federal income tax considerations in respect of the proposed Arrangement is included under "Canadian Federal Income Tax Considerations" and the foregoing is qualified in full by the information in such section.

Western believes that the exchange (the "Exchange") by a U.S. Holder of Western Class A Shares for Glamis Shares should qualify as a tax free reorganization ("Reorganization") for United States federal income tax purposes, although there can be no assurance that the Internal Revenue Service ("IRS") will not take a contrary position. Regardless of whether the Exchange qualifies as a Reorganization, the Exchange may be treated as a fully taxable exchange under the PFIC rules of Sections 1291-1298 of the Internal Revenue Code of 1986, as amended (the "Code"). In addition, if the Exchange qualifies as a Reorganization, the rules of Section 367 of the Code may under certain circumstances apply impose additional requirements on certain U.S. Holders in order to preserve Reorganization treatment for the Exchange. The distribution of Western Copper shares to a U.S. Holder may be tax free, or may be partially or wholly taxable for United States federal income tax purposes, depending on whether such distribution qualifies as a tax free Reorganization and upon the application of the PFIC rules of Sections 1291-1298 of the Code. A summary of the principal U.S. federal income tax considerations in respect of the proposed Arrangement is included under "The Arrangement - United States Federal Income Tax Considerations" and the foregoing is qualified in full by the information in such section.

Western Shareholders should carefully review the tax considerations described in this Information Circular and are urged to consult their own tax advisors in regard to their particular circumstances. See "Canadian Federal Income Tax Considerations" and "United States Federal Income Tax Considerations" in this Information Circular, for discussions of Canadian income tax considerations and United States income tax considerations. See also "Mexican Income Tax Considerations".

Securities Laws Information for Canadian Shareholders

The issuances of the Glamis Shares and Western Copper Shares pursuant to the Arrangement will be exempt from the registration and prospectus requirements of Canadian securities legislation. The Glamis Shares and Western Copper Shares may be resold in each of the provinces and territories of Canada, without significant restriction, provided the trade is not a "control distribution" as defined in the applicable legislation, no unusual effort is made to prepare the market or create a demand for those securities and no extraordinary commission or consideration is paid in respect of that sale.

Upon completion of the Arrangement, Western Copper will be a reporting issuer in British Columbia, Alberta, Saskatchewan, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador. Application will be made for listing of the Western Copper Shares on the TSX. Any listing will be subject to meeting TSX original listing requirements and there is no assurance such a listing will be obtained. The Western Copper Shares will be a registered class of securities in the United States but will not be listed for trading on a stock exchange in the United States.

See "Securities Laws Considerations – Canadian Securities Laws".

Securities Laws Information for United States Shareholders

The Glamis Shares and Western Copper Shares to be issued to Western Shareholders pursuant to the Arrangement will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and will each be issued in reliance upon the exemption from registration provided by the Section 3(a)(10) Exemption and exemptions provided under the securities laws of each state of the United States in which Western shareholders reside. Applicability of restrictions on resale of shares imposed by the U.S. Securities Act will depend on whether the holder of the Glamis Shares and Western Copper Shares issued pursuant to the Arrangement is an "affiliate" of Glamis or Western before the Arrangement or an "affiliate" of Glamis or Western Copper after the Arrangement. As defined in Rule 144 under the U.S. Securities Act, an "affiliate" of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer. See "Securities Laws Considerations – U.S. Securities Laws".

Glamis Selected Financial Information

The following table sets out selected financial information for the periods indicated which is qualified by the more complete information contained in the audited financial statements of Glamis filed on SEDAR at www.sedar.com and incorporated by reference into this Information Circular.

Year ended December 31 2005 2004 2003
Production statistics: Total cash cost per ounce(1) Ounces of gold produced Average gold price realized per ounce	US$195 434,010 US$454	US$192 234,433 US$416	US$184 230,294 US$368
Operating summary (millions of US $): Revenues Net earnings Cash flow from operations (before changes in non-cash working capital and site closure and reclamation expenditures)	US$202.6 27.1 89.0	US$94.7 20.9 37.4	US$84.0 18.2 33.9
Financial Status: (millions of US $): Working capital Total assets Long-term liabilities Shareholders' equity	US$36.7 721.2 188.6 503.6	US$27.4 613.3 123.6 460.3	US$145.4 534.1 88.6 434.7
Per common share ($): Net earnings Book value Dividends	US$0.21 3.82 ---	US$0.16 3.52 ---	US$0.14 3.34 ---

(1)

Total cash cost of production includes mining, processing (including transportation and refining), costs associated with movements in production inventories net of pre-production stripping costs (which are capitalized to mine development costs), direct mine overhead costs, local production taxes and royalties, but excludes general and administrative costs at the corporate level, depreciation and depletion and end-of-mine reclamation accruals. Cash costs of production should not be considered as an alternative to operating profit or net profit attributable to shareholders, or as an alternative to other Canadian or U.S. generally accepted accounting principle measures and may not be comparable to other similarly titled measures of other companies. However, Glamis believes that cash costs of production per ounce of gold, by mine, is a useful indicator to investors and management of a mine’s performance.

Glamis Selected Unaudited Pro Forma Financial Information

The following selected unaudited pro forma consolidated financial information for Glamis is based on the assumptions described in the respective notes to the Glamis unaudited pro forma consolidated financial statements as at December 31, 2005, attached to this Information Circular as Schedule "B". These pro forma consolidated financial statements have been prepared based on the assumption, among other things, that the Arrangement had occurred on December 31, 2005. The unaudited pro forma consolidated financial statements are not necessarily indicative of Glamis' consolidated financial position and results from operations if the events reflected therein have been in effect on December 31, 2005, nor do they purport to project Glamis' consolidated financial position or results from operations for any future periods.

The pro forma consolidated financial statements are based on certain assumptions and adjustments, including the non-recurring expenditures related to the Arrangement. The selected unaudited pro forma consolidated financial information given below should be read in conjunction with the description of the Arrangement contained in this Information Circular, the unaudited pro forma consolidated financial statements contained in Schedule "B" and the audited and unaudited financial statements of Western and Glamis incorporated by reference into this Information Circular.

As at December 31, 2005 (in millions of US $) (unaudited)
Balance Sheet Data
Cash and cash equivalents:	20.1
Other current assets:	33.6
Mineral property, plant and equipment:	1,962.8
Other assets:	24.7
Total assets:	2,041.2

Current liabilities:	29.0
Site closure and reclamation costs:	12.2
Long-term debt	80.0
Future income taxes:	459.7
Shareholders' equity:	1,460.3
Total liabilities and shareholders' equity:	2,041.2

Statement of Operations Data
Revenues	202.6
Earnings from operations	15.8
Net earnings	7.6

Glamis Share Capitalization

The following table sets forth information on the share capitalization of Glamis as at the dates indicated:

Designation of Security	Amount Authorized	Outstanding at December 31, 2005 (audited)	Outstanding Assuming Completion of the Arrangement (1)(2) (unaudited)
Common Shares	Unlimited	131,918,803	165,638,804

(1)	Assuming an issued capital of 48,864,680 Western Shares and, 132,019,905 Glamis Shares (its issued share capital at March 24, 2006) and the issuance of 33,618,899 Glamis Shares under the Arrangement..

(2)

In addition, based upon the number of outstanding Western Options as at the date of this Information Circular, Glamis will be committed to issue up to an additional 1,647,691 Glamis Shares upon exercise of the Glamis New Options in addition to the 2,518,153 Glamis Shares that Glamis is committed, as of the date of this Information Circular, to issue under outstanding Glamis Stock Options. Glamis also has an Equity Incentive Plan under which up to 865,185 Glamis Shares may be issued.

Western Selected Financial Information

The following table sets out selected financial information for the periods indicated which is qualified by the more complete information contained in the audited financial statements of Western for the periods ended September 30, 2005 and 2004, and the unaudited interim financial statements of Western for the period ended December 31, 2005, as filed on SEDAR at www.sedar.com and incorporated by reference into this Information Circular.

	As at December 31, 2005 (unaudited)	As at September 30, 2005 2004 (audited)
Cash and cash equivalents:	$55,823,147	$60,513,188	$13,528,534
Other current assets:	1,061,097	1,093,748	693,521
Plant, equipment and mine development costs:	61,694,461	56,968,576	43,194,729
Other assets:	376,419	383,722	311,886
Total assets:	$118,955,124	$118,959,234	$57,728,670

Current liabilities:	$2,870,184	$2,924,940	$1,509,410
Reserve for reclamation costs:	-	-	-
Future income taxes:	-	-	-
Shareholders' equity:	116,084,940	116,034,294	56,219,260
Total liabilities and shareholders' equity:	$118,955,124	$118,959,234	$57,728,670

Western Copper Selected Unaudited Pro Forma Summary Financial Information

The following table sets out selected unaudited pro forma financial information for Western Copper, assuming completion of the Arrangement as of December 31, 2005, and subject to the assumptions in the notes all of which is qualified by the more complete information contained in the unaudited pro forma financial statements of Western Copper attached as Schedule "C1" to this Information Circular.

As at December 31, 2005 (unaudited)
Cash and cash equivalents:	$38,761,000
Other current assets:
Plant, equipment and mine development costs:	$4,423,514
Other assets:	$109,327
Total assets:	$43,293,841

Current liabilities:	$1,000
Reserve for reclamation costs:	-
Future income taxes:	-
Shareholders' equity:	$43,292,841
Total liabilities and shareholders' equity:	$43,293,841

Refer also to the audited financial statements of the business of Western Copper as at December 31, 2005 attached as Schedule "C2" and the audited financial statements of Western Copper as at March 20, 2006 attached as Schedule "C3" to this Information Circular.

Western Copper Pro Forma Share Capitalization

The following table sets forth information on the share capitalization of Western Copper as at the dates indicated:

Designation of Security	Amount Authorized	Outstanding at December 31, 2005 (unaudited)	Outstanding Assuming Completion of the Arrangement (1)(2) (unaudited)
Common Shares	Unlimited	48,585,581	51,259,581

(1)	Assuming an issued capital of 48,864,680 Western Shares immediately prior to the Arrangement.

(2)

Includes, based upon the number of outstanding Western Stock Options as at the date of this Information Circular, 2,394,901 Western Copper Shares that will be issuable under the Western Copper Options that are issued in part exchange for the Western Options.

Risk Factors

There are risks associated with the completion of the Arrangement. These risks include: (i) market reaction to the Arrangement and the future trading prices of the Glamis Shares and of the Western Copper Shares, if listed, cannot be predicted; (ii) the Arrangement may give rise to significant adverse tax consequences to Western Shareholders, particularly as to the possible taxable treatment for U.S. income tax purposes of the transactions contemplated under the Arrangement as discussed under "United States Income Tax Considerations", and each Western Shareholder is urged to consult his own tax advisor; (iii) uncertainty as to whether the Arrangement will have a positive impact on the business of the entities involved in the transactions; and (iv) there is no assurance that required approvals will be received or that the Western Copper Shares will be listed on a stock exchange.

An investment in a natural resource issuer involves a significant degree of risk. The Glamis Shares are subject to a number of risks and the Western Copper Shares to be issued to the Western Shareholders pursuant to the Arrangement are speculative and subject to a number of risks.

Holders of Western Shares should review carefully the risk factors set forth under "The Arrangement – Risk Factors" in this Information Circular, under "Risk Factors" in the Western Annual Information Form dated December 22, 2005, under "Risk Factors" in the Glamis Annual Information Form dated March 6, 2006, and under "Western Copper – Post Arrangement – Risk Factors" in this Information Circular.

WESTERN SILVER CORPORATION
Suite 2050, 1111 W. Georgia Street
Vancouver, British Columbia V6E 4M3

INFORMATION CIRCULAR

(As at March 24, 2006, and in Canadian dollars, except as indicated)

GENERAL PROXY INFORMATION

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Western for use at the Meeting and any adjournments thereof.

Western will conduct its solicitations by mail and officers and employees of Western may, without receiving special compensation, also telephone or make other personal contact. Western will pay its costs of solicitation. Western may retain, and pay a fee to, one or more additional proxy solicitation firms to solicit proxies from Western Shareholders.

At the Meeting, Western Shareholders will receive the 2005 report of the directors and audited financial statements for the fiscal period ending September 30, 2005, together with the auditor’s report thereon, and will be asked to appoint the auditor for the upcoming year and to elect directors (collectively, the Annual General Meeting Matters). Western Shareholders will also be asked to consider and to pass, with or without variation, the Arrangement Resolution which is a Special Resolution approving the Arrangement under Section 288 of the BCBCA between Western and its securityholders.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a Western Shareholder’s behalf in accordance with the instructions given by the Western Shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or directors of Western (the "Management Proxyholders").

A Western Shareholder has the right to appoint a person other than a Management Proxyholder, to represent the Western Shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a Western Shareholder.

VOTING BY PROXY

Only registered Western Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting accompanying this Information Circular in accordance with the instructions of the Western Shareholder on any ballot that may be called for and if the Western Shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If a Western Shareholder does not specify a choice and the Western Shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting including on the Arrangement Resolution.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of Western know of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Each proxy must be dated and signed by the Nominee (as defined in "Non-Registered Holders" below) acting on behalf of a Western Shareholder, or by the Western Shareholder or his/her attorney authorized in writing. In case of a corporation, the proxy must be dated and executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation.

Completed forms of proxy for Western must be deposited at the office of its registrar and transfer agent, Computershare Investor Services Inc. at 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only Western Shareholders whose names appear on the records of Western as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting. Most Western Shareholders are "non-registered" Western Shareholders because the shares they own are not registered in their names but instead registered in the name of a nominee (a "Nominee") such as a brokerage firm through which they purchased the shares, bank, trust company, trustee or administrator of self-administered registered retirement savings plans, registered retirement income funds, registered education savings plans and similar plans; or clearing agency such as The Canadian Depository for Securities Limited. If you purchased your shares through a broker, you are likely an unregistered holder.

In accordance with securities regulatory policy, Western has distributed copies of its Meeting materials, being the Notice of Meeting and Proxy, and this Information Circular to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting. Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder. The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order to ensure that your shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided. Do not complete the voting section of the form as your vote will be taken at the Meeting.

In addition, Canadian securities legislation now permits Western to forward Meeting materials directly to "non objecting beneficial owners". If either Western or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf. By choosing to send these materials to you directly, Western (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the Request for Voting Instructions.

REVOCABILITY OF PROXY

Any registered Western Shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a registered Western Shareholder, his attorney authorized in writing or, if the registered Western Shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date. The instrument revoking the proxy must be deposited at the registered office of Western at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. Only registered Western Shareholders have the right to revoke a proxy. Non-registered holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their Nominees to revoke the proxy on their behalf.

RECORD DATE AND VOTING OF SHARES

Western has set March 24, 2006, as the record date for the Meeting. Only Western Shareholders of record as at that date are entitled to receive notice of and to vote at the Meeting.

Western is authorized to issue an unlimited number of common shares without par value, of which 48,864,680 common shares were issued and outstanding as of the close of business on March 24, 2006. Each issued and outstanding Western Share confers upon its holder the right to one vote.

PRINCIPAL HOLDERS OF VOTING SECURITIES

To the knowledge of the directors and the officers of Western, at the date hereof, no person holds, directly or indirectly, or has control or direction over more than ten (10%) per cent of the outstanding Western Shares.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or executive officers of Western, nor any person who has held such a position at any time since the beginning of the last completed financial year of Western, nor any proposed nominee for election as a director of Western, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors and the approval of the Arrangement.

ANNUAL GENERAL MEETING MATTERS

ELECTION OF DIRECTORS

The persons named in the enclosed Instrument of Proxy intend to vote in favour of setting the number of directors at eight (8). The persons named in the following table are proposed by management for election as directors of Western.

Each Director of Western is elected annually and holds office until the next annual general meeting of the Western Shareholders unless that person ceases to be a director before then. If the Arrangement completes, these directors will resign, as Western will be a wholly-owned subsidiary of Glamis. For information on the directors of Glamis, see the AIF and the Information Circular of Glamis which are incorporated by reference herein. In the absence of instructions to the contrary, the Western Shares represented by proxy will, on a poll, be voted for the nominees herein listed. Management does not contemplate that any of the nominees will be unable to serve as a director.

Name, Jurisdiction of Residence and Position (1)	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years (1)	Previous Service as a Director	Number of Common Shares beneficially owned, directly or indirectly, or Controlled or directed (2)
Dale Corman Director, Chairman of the Board & Chief Executive Officer	Chairman of the Board and Chief Executive Officer of the Company	Since October 21, 1995	500,000
Vancouver, Canada Thomas C. Patton Director, President & Chief Operating Officer Washington, U.S.A.	President and Chief Operating Officer of the Company	Since January 1, 1998	265,000
Lee Bilheimer Director West Vancouver, Canada	Engineering consultant since 1994; formerly Vice-President Construction, Teck Corporation	Since July 25, 1997	3,000
Lawrence Page, Q.C. Director British Columbia, Canada	Lawyer	Since January 28, 1997	Nil
David Williams(3)(4) (5) Director Ontario, Canada	President of Roxborough Holdings Limited, a private company, since 1995	Since August 10, 2003	364,800(7)
Klaus Zeitler(3) (4) (5) (6) Director British Columbia, Canada	President, Amerigo Resources Ltd., formerly Senior Vice- president, Teck Cominco Limited	Since September 18, 2000	10,000
Robert Gayton, FCA(3) (5) (6) Director British Columbia, Canada	Chartered Accountant; Vice- President Finance of the Company (1995 to January 2004); financial consultant to the mineral exploration and technology industries since 1990	Since January 21, 2004	12,900
Brent Kinney, B.Sc. LLB Director Dubai, UAE	Petroleum lawyer, director of Husky Energy, Inc. and Dragon Oil PLC, President of Sky Petroleum Inc.	Since May 25, 2005	Nil

(1)	The information as to country and province or state of residence, and principal occupation, not being within the knowledge of the Company, has been furnished by the respective nominees.

(2)

Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at February 22, 2005, based upon information furnished to the Company by individual Directors. Unless otherwise indicated, such shares are held directly.

(3)	Member of the Audit Committee.

(4)	Member of Nominating Committee.

(5)	Member of the Compensation Committee.

(6)	Member of Corporate Governance, Environment, Health and Safety Committee.

(7)	100,000 of these shares are held by Roxborough Holdings, a private company controlled by Mr. Williams. 74,800 of these shares are held by Seed Foundation, a private company controlled by Mr. Williams.

Except as indicated above, the above information was provided by management of Western.

No proposed director:

1.

is, as at the date of the information circular, or has been, within 10 years before the date of the information circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity,

	a.	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

b.

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

c.

or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

d.

has, within the 10 years before the date of the information circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director, save as described below.

Thomas Patton was a director of Calais Resources Inc. when it received a cease trade order dated November 22, 2000, for failure to file financial statements. The order was revoked on November 26, 2001.

Lawrence Page, Robert Gayton, Thomas Patton and Jeffrey Giesbrecht were directors or officers of Newcoast Silver Mines Ltd. at the date of a Cease Trade Order issued by the British Columbia Securities Commission on September 30, 2003, and by the Alberta Securities Commission on October 31, 2003, for failure to file financial statements. The orders were revoked on October 23, 2003, and March 25, 2004, respectively.

Lawrence Page is a director and the President of Saturna Beach Estates Ltd., a private company formed under the laws of British Columbia, Canada ("SBEL"). This company conducts the business of a vineyard and winery. On August 17, 2004, SBEL obtained an Order from the Supreme Court of British Columbia under the provisions of the Companies’ Creditors Arrangement Act (Canada) that allows the Company to continue to run the daily business affairs of SBEL without creditor action during financial reorganization. The financial restructuring was completed in May 2005 and the CCAA Order terminated.

STATEMENT OF EXECUTIVE COMPENSATION

The purpose of this Statement of Executive Compensation is to provide disclosure of all compensation earned by certain executive officers and directors in connection with office or employment by Western.

Compensation Summary

This table sets out all compensation paid during the previous three financial years to Western’s Chief Executive Officer and Chief Financial Officer as well as each of Western’s three most highly compensated executive officers other than the Chief Executive Officer and Chief Financial Officer who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000 (collectively the "Western Named Executive Officers"):

SUMMARY COMPENSATION TABLE – WESTERN NAMED EXECUTIVE OFFICERS

NEO Name and Principal Position	Year (1)	Annual Compensation			Long Term Compensation			All Other Compen- sation ($)
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Awards		Payouts
					Securities Under Option/ SAR's Granted (2) (#)	Shares/Units Subject to Resale Restrictions ($)	LTIP Payouts ($)
Dale Corman CEO	2005 2004 2003	83,333 Nil Nil	150,000 Nil Nil	166,804 150,198(4) 152,050	90,000 100,000 Nil	60,000 50,000 Nil	Nil Nil Nil	Nil Nil Nil
Thomas Patton COO	2005 2004 2003	93,900 9,600 9,600	150,000 Nil Nil	159,200 125,190(4) 140,400	90,000 100,000 Nil	60,000 50,000 Nil	Nil Nil Nil	Nil Nil Nil
Joseph Litnosky(3) CFO	2005 2004	138,000 94,500	Nil Nil	Nil Nil	45,000 100,000	30,000 Nil	Nil Nil	Nil Nil

(1)	Fiscal Year ended September 30.

(2)

The Company does not have any Stock Appreciation Rights ("SAR"). SAR means a right, granted by Western as compensation for employment services or office, to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities.

(3)	Appointed as Vice-President, Finance and Chief Financial Officer on January 20, 2004.

(4)	Pursuant to a consulting agreement described under "Interests of Informed Persons in Material Transactions".

Options

The Western Board has established and shareholders have approved an incentive stock option plan (the "Plan"). The purpose of the Plan is to attract and retain directors, employees and consultants of, and service providers to, Western and motivate them to advance Western's interests by affording such persons with an opportunity to acquire an equity interest in Western through stock options.

The following table discloses the particulars of options to purchase common shares granted by Western during the preceding financial year to the Western Named Executive Officers:

OPTION/SAR (1) GRANTS TO WESTERN NAMED EXECUTIVE OFFICERS DURING
THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Securities Under Options Granted (#)	% of Total Options Granted to Optionees in Financial Year	Exercise Or Base Price ($/Security)	Market Value on the Date of Grant ($/Security)(2)	Expiration Date
Dale Corman	90,000	10.5%	$10.25	$9.92	May 25, 2010
Joseph Litnosky	45,000	5.2%	$10.25	$9.92	May 25, 2010
Thomas Patton	90,000	10.5%	$10.25	$9.92	May 25, 2010

(1)	No SARs were granted.

(2)	The closing price of the securities underlying Options on the date of grant.

A description of the material features of the Plan is provided in Note 5(e) to the Company's audited financial statements for the period ended September 30, 2005. See also "Western Silver Corporation – Stock Option Plan".

The following table discloses the particulars of stock options of Western exercised during the last financial year by the Western Named Executive Officers:

OPTION/SAR (1) EXERCISES BY WESTERN NAMED EXECUTIVE OFFICERS DURING THE MOST
RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

Name	Securities Acquired On Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at September 30, 2005 (#) Exercisable/ Unexercisable	Value of Unexercised In the Money Options At September 30, 2005(2) ($) Exercisable/ Unexercisable
Dale Corman	50,000	384,000	630,000/60,000	4,171,700/Nil
Joseph Litnosky	10,000	77,700	115,000/30,000	298,000/Nil
Thomas Patton	Nil	Nil	130,000/60,000	24,000/Nil

(1)	As no SARs were granted, no SARs were exercised.

(2)	Value is the product of the number of shares multiplied by the difference between the closing market price of $9.78 on September 30, 2005 and the exercise price.

Options and SARs Repricings

None of the options granted by Western were repriced during the most recently completed financial year. Western has never granted any SARs.

Pension Plans

Western does not have any pension plans or long-term incentive plans.

Termination of Employment, Change in Responsibility and Employment and Management Contracts

Each of Dale Corman, Thomas Patton and Joseph Litnosky entered into three-year employment contracts with the Company effective June 1, 2005. Each contract provides that, upon a change of control, the Named Executive Officer has the right, but not the obligation, to terminate the employment contract. Upon such termination, the Named Executive Officer will be entitled to receive payment from the Company in an amount equal to his compensation otherwise payable during the unexpired term of the employment contract.

Compensation Committee

The members of the Company's Compensation Committee are Klaus Zeitler and David Williams. This committee is responsible for determining the compensation to be paid to the Company's Board of Directors and executive officers and for reviewing the corporate goals and objectives of the executive officers.

Report on Executive Compensation

The Compensation Committee and the Board collectively have the responsibility to administer the compensation policies related to the executive management of the Company, including those named in the Summary Compensation Table above. Executive compensation is based upon the need to provide a compensation package that will allow the Company to attract and retain qualified and experienced executives, balanced with a pay-for-performance philosophy.

Compensation for the 2005 and prior fiscal years has historically been based upon negotiated consulting contracts, with stock options being issued as an incentive for performance. The shareholders have approved a number of stock option plans pursuant to which the Western Board has granted stock options to executive officers. The stock option plans allow compensation of participants while providing additional incentive to work toward long term corporate performance. The stock option plans have been and will be used to provide share purchase options which are granted in consideration of the level of responsibility of the executive as well as their impact and/or contribution to the longer-term operating performance of Western. In determining the number of options to be granted to the executive officers, the Western Board takes into account the number of options, if any, previously granted to each executive officer, and the exercise price of any outstanding options to ensure that such grants are in accordance with the policies of the TSX, and closely align the interests of the executive officers with the interests of shareholders. All stock options issued by the Company are 1/3 vested immediately, 1/3 after 1 year and the remaining 1/3 after 2 years

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return on the common shares of the Company, for the last five years, with the cumulative total return of the S&P/TSX composite index. The common share trading data is as reported by the TSX. The value for each year represents the closing price as of September 30 on that year.

Compensation of Directors

The Company pays its Directors $2,500 per month for their services in their capacity as Directors. In addition, Board and Committee members are paid $1,000 per day for participation in meetings. Directors received $139,225 during the most recently completed financial year. Directors also receive compensation pursuant to the Company’s stock option plans and as described under the heading "Interest of Informed Persons in Material Transactions". The non-executive Directors received stock options for the purchase of 200,000 shares during the last completed financial year exercisable at $10.25 per share. All options are exercisable for a period of 5 years.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table summarizes relevant information as of September 30, 2005 with respect to compensation plans under which equity securities are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a) (c)
Equity compensation plans approved by security holders	2,961,000	6.07	1,868,858
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total	2,961,000	6.07	1,868,858

INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of the current or former directors or executive officers of Western or its subsidiaries, none of the proposed directors of Western and none of the associates of such persons is or has been indebted to Western at any time since the beginning of Western's last completed financial year. Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Western.

MANAGEMENT CONTRACTS

No management functions of Western or any of its subsidiaries are performed to any substantial degree by a person other than the directors or executive officers of Western.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-201 establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines and, as prescribed by National Instrument 58-101, discloses its corporate governance practices.

Independence of Members of Board

The Company's Board consists of eight directors, five of whom are independent based upon the tests for independence set forth in Multilateral Instrument 52-110. Klaus Zeitler, David Williams, Robert Gayton, Brent Kinney, and Lee Bilheimer are independent. Dale Corman is not independent as he is the CEO of the Company. Thomas Patton is not independent as he is the President and Chief Operating Officer of the Company. Lawrence Page, Q.C. is not independent as he served as secretary until April 4, 2005.

Management Supervision by Board

The Board of Directors is ultimately responsible for the overall governance of the Company. This includes defining the responsibilities of senior management. The Board reviews and approves the corporate objectives that the senior management is responsible for meeting. There is a clear understanding between senior management and the Board that all strategic decisions will be presented by management to the Board for approval. The Board expects management to:

1.	review the Company's strategies and their implementation in all key areas of the Company's activities;

2.	carry out a comprehensive budgeting process and monitor the Company’s financial performance against the budget; and

3.	identify opportunities and risks affecting the Company’s business and find ways of dealing with them.

The Board is comprised of a majority of independent directors. In addition, the Audit Committee, the Nominating Committee, the Compensation Committee and the Corporate Governance, Environment, Health and Safety Committee consist entirely of independent directors. The Chair of the Board is not an independent director, but the Board believes that it has strong independent directors who candidly voice their opinions at meetings. As well, the independent members of the Board meet after every regularly scheduled Board meeting without management present. The Board believes that this structure facilitates the functioning of the Board independently of the Company’s management and has therefore not appointed an independent lead director.

The CEO and CFO report upon the operations of the Company, on an annual basis directly to the Audit Committee without the presence of non-independent directors. The independent directors are also encouraged to meet at any time they consider necessary without any members of management including the non-independent directors being present. The Company's auditors, legal counsel and employees may be invited to attend. The independent directors are able to exercise their responsibilities for independent oversight of management through their majority control of the Board and through the committees established by the Board which are composed entirely of independent directors.

Participation of Directors in Other Reporting Issuers

The participation of the directors in other reporting issuers is described in the following table.

Name of Director	Name of Reporting Issuer
Dale Corman, B. Sc., P. Eng.	Radiant Resources Inc. Avalon Ventures Ltd.
Thomas C. Patton, B. Sc., P. Geo., Ph.D.	Southern Silver Exploration Corp. Fortune River Resource Corp. Quaterra Resources Inc.
Lee Bilheimer, B. Sc., P. Eng.	Nil
Lawrence Page, B.A., LL. B., Q.C.	Fortune River Resource Corp. Quaterra Resources Inc. Avalon Ventures Ltd. Canadian Empire Exploration Corp. Bravo Venture Group Inc. Southern Silver Exploration Corp.
David Williams, MBA	Bennett Environmental Inc. Roador Inc. Calvalley Petroleum Inc. Resin Systems Inc. Newport Partners Income Fund Atlantis Systems Corp.
Klaus Zeitler, Ph. D.	Amerigo Resources Ltd. Aurea Mining Inc.
Robert Gayton, B. Comm., Ph. D., FCA	Bema Gold Corporation
Northern Orion Resources, Inc.
Amerigo Resources Ltd.
Nevsun Resources Ltd.
Minco Mining & Metals Corp.
Canadian Zinc Corporation
Intrinsyc Software International, Inc.
Quaterra Resources Inc.
Fortune River Resource Corp.
Bravo Venture Group Inc.
Southern Silver Exploration Corp.
Doublestar Resources Ltd.
Brent Kinney, B. Sc., LL. B.	Husky Energy Inc. Dragon Oil PLC Aurado Energy Inc. Sky Petroleum Inc.

Participation of Directors in Board Meetings

Since the beginning of the most recently completed financial year, three board meetings were held. The attendance record of each director for the board meetings held is as follows:

Name of Director	Number of Board Meetings Attended
Dale Corman, B. Sc., P. Eng.	8
Thomas C. Patton, B. Sc., P. Geo., Ph.D.	8
Lee Bilheimer, B. Sc., P. Eng.	7
Lawrence Page, B.A., LL. B., Q.C.	8
David Williams, MBA	8
Klaus Zeitler, Ph. D.	8
Robert Gayton, B. Comm., Ph. D., FCA	8
Brent Kinney, B. Sc., LL. B.	2(1)

(1)	Mr. Kinney was ill for an extended period during the year.

Board Mandate

The Board's mandate is set forth in the Company's Corporate Governance Charter. Its mandate is to supervise the management of the business and affairs of the Company. The Board’s principal responsibilities are to supervise and evaluate management, to oversee the conduct of the Company’s business, to set policies appropriate for the business of the Company and to approve corporate strategies and goals. The Board is to carry out its mandate in a manner consistent with the fundamental objective of enhancing shareholder value. Every director is required to act honestly and in good faith in the best interests of the Company and to exercise the care, diligence and skill of a reasonably prudent person. Responsibilities not delegated to senior management or to a committee of the Board remain those of the full Board. Prior approval by the Board is also required in many specific instances under the BCBCA, securities legislation and the rules and policies of the TSX and AMEX.

Position Descriptions

The Board of Directors had not adopted position descriptions for the Chair of the Board or for the Chair of each of the committees. It has, however, adopted written mandates for the Board of Directors and each of the committees. The Board of Directors and each committee has designated a chairman, whose responsibility it is to ensure that the mandate is followed, and in the case of the committees, to report to the Board of Directors. The Board of Directors has not adopted a position description for the President or Chief Executive Officer. However, the CEO and President each have a list of enumerated duties and responsibilities in their employment contracts, as approved by the Compensation Committee.

Orientation and Continuing Education

In accordance with the Nominating Committee Charter, the Nominating Committee is responsible for monitoring management’s programs for the provision of orientation and education to new directors. Prior to official appointment, new directors are provided with considerable information regarding the industry and the Company. Included in that information is:

1.	information respecting the functioning of the Board Directors, committees and copies of the Company's corporate governance policies;

2.	access to recent, publicly filed documents of the Company, technical reports, and the Company’s internal financial information; and

3.	access to management, technical experts, and consultants.

Board members are encouraged to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management’s assistance; and to attend related industry seminars and visit the Company’s operations. Board members have full access to the Company's records.

Ethical Business Conduct

The Board views good corporate governance as an integral component to the success of the Company and to meet responsibilities to shareholders.

The Board has adopted a Code of Business Conduct and Ethics (the "Code") that is posted on its website at www.westernsilvercorp.com. The Board has instructed its management and employees to abide by the Code. Waivers of the Code with respect to a director or officer of the Company may only be made by the Western Board or the Audit Committee. Breaches of the Code can be reported to the Company's general legal counsel or the Compliance Hotline for anonymous reporting that will be directed to the Chairman of the Audit Committee or other appropriate persons. The Corporate Governance, Environment, Health and Safety Committee has responsibility for developing and implementing the Corporation's approach to governance. The Board confirms that no material change reports have been filed by the Company since the beginning of the Company's most recently completed financial year pertaining to any conduct of a director or executive officer that constitutes a departure from the Code.

The Code provides that activities that could give rise to a conflict of interest are prohibited unless specifically approved by the Board. In addition, directors and executive officers are aware that if they have an interest in a transaction or agreement with the Company, they must promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and abstain from discussions and voting in respect to same if the interest is material or if required to do so by corporate or securities law.

Nomination of Directors

The Nominating Committee has responsibility for identifying potential Board candidates. Klaus Zeitler and David Williams are the members of the Nominating Committee and each is independent. The Committee assesses potential Board candidates on the basis of track record in general business management, special expertise in an area of strategic interest to the Company, the ability to devote the time required, show support for the Company’s strategic objectives, and a willingness to serve as well as their ability to actively contribute on a broad range of issues. Members of the Board and representatives of the mining industry are consulted for possible candidates.

The Nominating Committee also

1.	is responsible for the ongoing assessment of directors;

2.	works with the Chair of the Board to ensure the effective operation of the Board;

3.	evaluates individual directors and the Board as a whole;

4.	is responsible for monitoring management’s programs for the provision of orientation and education to new directors;

5.	reviews the size of the Board on an annual basis.

Compensation of Directors and the CEO

The members of the Compensation Committee are Klaus Zeitler and David Williams, both of whom are independent. The Compensation Committee has the task of reviewing directors’ compensation on an ongoing basis. The Compensation Committee takes into account the types of compensation and the amounts paid to directors of comparable publicly traded Canadian companies.

To determine compensation payable, the Compensation Committee reviews compensation paid to directors and CEOs of companies of similar size and stage of development in the mineral exploration industry and determines an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Company. In setting the compensation, the independent Compensation Committee annually reviews the performance of the CEO in light of the Company's objectives and considers other factors that may have impacted the success of the Company in achieving its objectives.

Other Board Committees

In addition to the Audit, Compensation and Nominating Committees, the Company has the following committees:

Corporate Governance, Environment, Health and Safety Committee: This committee consists of two directors, Klaus Zeitler and Robert Gayton, who are independent directors. This committee is responsible for:

1.	monitoring corporate governance compliance and setting corporate governance policy;

2.	monitoring best practices among major Canadian companies to ensure the Company continues to carry out high standards of corporate governance; and

3.	monitoring compliance with environmental and safety standards and setting environmental and safety policy.

The Disclosure Committee: The Disclosure Committee consists of the Chief Financial Officer, VP Legal, VP Corporate Development, and two directors, Dale Corman and Thomas Patton. The directors who are members of the Disclosure Committee are not independent directors. This committee is responsible for:

1.

establishing and monitoring the Company's Disclosure Policy which governs the timeliness and content of the Company’s major communications, as required by securities laws and stock exchange policy, and relates to the Company’s Insider Trading Policy; and

2.	ensuring disclosure is made pursuant to the Company's Disclosure Policy.

See "Audit Committee Information" in Western's Annual Information Form for the year ended September 30, 2005, which is incorporated by reference into this Information Circular, for more information concerning the Audit Committee and its members.

Assessments

The Board conducts informal assessments of its committees, its directors, and its own performance on a regular basis. The independent directors meet and discuss the effectiveness of each committee, as compared to the duties described in each respective charter. Before nominating individual directors, the Nominating Committee satisfies itself, through discussion, that existing directors are contributing what is expected of them.

APPOINTMENT OF AUDITOR

The persons named in the enclosed Instrument of Proxy will vote for the re-appointment of PricewaterhouseCoopers LLP, Chartered Accountants of Vancouver, British Columbia, as auditor of Western for the ensuing year, until the close of the next annual general meeting of the Shareholders at a remuneration to be fixed by the Western Board. PricewaterhouseCoopers LLP, Chartered Accountants was appointed to the position of auditor of Western in 1986. In the event the Arrangement completes, Western will be a subsidiary of Glamis. For information on the auditors of Glamis, see the AIF of Glamis which is incorporated by reference into this Information Circular.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the directors or executive officers of the Company, nor any proposed director of the Company, nor any person who beneficially owns, directly or indirectly, shares of the Company or who exercises control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction not otherwise disclosed herein which, in either case, has affected or will materially affect the Company, except as disclosed below.

Dale Corman will be appointed as a director of Glamis after completion of the Arrangement and may receive compensation as a director. Dale Corman, Klaus Zeitler, Robert Gayton, David Williams, and Brent Kinney will be the directors and officers of Western Copper on completion of the Arrangement and may receive compensation for their services in such capacities.

By Employment Agreement made effective on June 1, 2005, the Company employed Dale Corman as its CEO for a 36 month term at an annual salary of $250,000. In the event of the acquisition made by any person and such person's affiliates or associates of 35% or more of the outstanding common shares of the Company (collectively referred to in the Agreement as a change of control), Mr. Corman has the right to terminate the Employment Agreement whereupon he will be entitled to receive payment from the Company of an amount equal to his compensation otherwise payable during the unexpired term of the Employment Agreement.

By Employment Agreement made effective June 1, 2005, the Company employed Thomas C. Patton as its President and COO for a 36 month term at an annual salary of $250,000. In the event of the acquisition by any person and such person’s affiliates or associates of 35% or more of the outstanding common shares of the Company (collectively referred to in the Agreement as a change of control), Mr. Patton has the right to terminate the Employment Agreement whereupon he will be entitled to receive payment from the Company of an amount equal to his compensation otherwise payable during the unexpired term of the Employment Agreement.

By Employment Agreement made effective June 1, 2005, the Company employed Joseph Litnosky as its CFO for a 36 month term at an annual salary of $150,000. In the event of the acquisition by any person and such person’s affiliates or associates of 35% or more of the outstanding common shares of the Company (collectively referred to in the Agreement as a change of control), Mr. Litnosky has the right to terminate the Employment Agreement whereupon he will be entitled to receive payment from the Company of an amount equal to his compensation otherwise payable during the unexpired term of the Employment Agreement.

THE ARRANGEMENT

APPROVAL OF ARRANGEMENT RESOLUTION

At the Meeting, Western Shareholders will be asked to approve the Arrangement Resolution, substantially in the form set out in Schedule "A". For the details of the Arrangement, see below.

BACKGROUND TO THE ARRANGEMENT

The provisions of the Arrangement Agreement are the result of arm’s length negotiations conducted among representatives of Western and Glamis and their respective legal and financial advisors. The following is a summary of the background to the execution of the Arrangement Agreement.

During 2004, due to the potential size of the Peñasquito Project, it became apparent to the Western Board that if Western was going to develop the Peñasquito Project on its own it would need to recruit an experienced team of technical personnel and would need to raise a significant amount of debt and equity financing. Although the development of the Peñasquito Project by Western remained a viable option, the Western Board believed it was prudent to consider alternatives, including seeking a joint venture partner with mine development experience or pursuing a merger or acquisition with a company capable of developing a large project like the Peñasquito Project.

Accordingly, during 2005 the Western Board instructed management to consider and report to the Western Board with a list of potential joint venture and merger and acquisition candidates. Based on management’s recommendations over the course of the next several months, Western entered into confidentiality agreements with a number of companies, nine of which were active at January 1, 2006, granting them access to confidential information relating to, and access to, the Peñasquito Project.

Concurrently with its efforts to explore joint venture and merger and acquisition alternatives, management continued to pursue options for the development of the Peñasquito Project by Western. In that regard in November 2005 Western engaged Standard Bank plc to act as the Company’s exclusive debt financing advisor with a mandate to consider and pursue project financing alternatives for the Peñasquito Project.

On July 5, 2004, Western and Glamis had entered into a confidentiality agreement under the terms of which Glamis received access to confidential information regarding the Peñasquito Project. Glamis’ exploration team had visited the Project during July 2004 however, no further material discussions were held between the parties until November 2005 when the CEO of Glamis requested a meeting with the CEO of Western. The executives discussed the Peñasquito Project in detail and, in general terms, the possibility of an acquisition of Western by Glamis.

On December 21, 2005 Western and Glamis signed an updated confidentiality agreement and in December of 2005 Glamis began a detailed review of the Peñasquito Project.

On January 27, 2006, Western retained Macquarie North America Ltd. ("Macquarie") to act as its financial advisor with respect to any merger and acquisition discussions with Glamis. Macquarie contacted several other parties that had demonstrated an interest in pursuing a transaction in respect of the

Peñasquito Project to advise them that if they were interested in making a proposal in respect of the acquisition or joint venture of the Peñasquito Project, or a merger or acquisition with Western, they should accelerate their review process.

On February 7, 2006, Glamis engaged Orion Securities Inc. as its financial advisor with respect to a possible transaction with Western.

In early February 2006, Macquarie met with Western’s management team to discuss a possible transaction with Glamis. At the meeting Macquarie discussed its view of the value of Western and compared the value to be delivered to Western Shareholders in a transaction with Glamis to the value that might be delivered under the various other alternatives available to Western. After fully considering the matter, and taking into consideration the discussion with Macquarie, Western management determined that it would pursue merger and acquisition discussions with Glamis.

After continuing discussions among the management teams for each of Glamis and Western, on February 13, 2006, Glamis presented a non-binding written proposal to Western which would result in Western becoming a wholly-owned subsidiary of Glamis through a statutory plan of arrangement. The proposal contemplated an arrangement with Western and included a spin-out of certain of Western’s assets to a new company, Western Copper, the shares of which would be distributed to existing Western Shareholders as part of the arrangement.

During February 13 and 14, 2006, Glamis and Western representatives, along with their financial advisors, discussed the terms of the proposal but ultimately no agreement could be reached regarding the material terms, resulting in the termination of discussions on February 15, 2006.

On Friday, February 17, 2006, discussions recommenced and continued through to February 21, 2006. Glamis presented an alternative proposal that was consistent in structure with its previous proposal, except that the consideration payable by Glamis under the transaction would be 0.688 of a Glamis Share for each Western Share.

On February 22, 2006, the Western Board considered the terms of the transaction proposed by Glamis and discussed with Macquarie the relative values of Glamis and Western, the risks inherent in or mitigated by the transaction, and compared the proposed Glamis transaction to alternative transactions available to Western. Macquarie reviewed with the Western Board its financial analysis of the consideration payable under the Glamis proposal and delivered to the Western Board an oral opinion, which was confirmed by subsequent delivery of a written opinion dated March 16, 2006, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations described in its opinion, the consideration to be received by Western Shareholders, other than Glamis, pursuant to Glamis' proposal was fair, from a financial point of view, to such holder other than Glamis. The Western Board unanimously determined that the proposed transaction with Glamis was fair to Western Shareholders and in the best interest of Western, and unanimously determined to approve the proposed transaction.

At the meeting on February 22, 2006, the Western Board also appointed a committee comprised of Dr. Robert Gayton, David Williams and Klaus Zeitler, each an independent director (the "Independent Committee") and authorized it to resolve the outstanding issues and to finalize the terms of the agreement with Glamis.

On February 22, 2006, the Independent Committee appointed Blake, Cassels & Graydon LLP as its special legal counsel to advise it in connection with the Arrangement. The Independent Committee also retained accounting advisors and M3 Engineering and Technology Corp. to carry out a due diligence review of Glamis in order to confirm the representations and warranties to be given by Glamis in the binding letter agreement of February 23, 2006, and the disclosure relating to Glamis in the Information Circular to be prepared for the Meeting.

On February 23, 2006, Western and Glamis agreed on the final material terms of a transaction and, after final approval of the terms by the Independent Committee, Western and Glamis executed a binding letter agreement after the close of trading late on February 23, 2006. The execution of the letter agreement and the terms of the transaction were announced by joint press release on February 24, 2006, released prior to the opening of trading.

During the period from February 24, 2006 to March 24, 2006, the parties’ respective technical, legal and financial advisors conducted certain due diligence investigations. On March 16, 2006, the parties finalized the terms of a definitive arrangement agreement among Glamis, Western and Western Copper.

On March 16, 2006, the Independent Committee met with its counsel and with Macquarie and the Company’s legal counsel. Macquarie re-affirmed its opinion that the consideration to be received by the Western Shareholders other than Glamis was fair, from a financial point of view and confirmed that it would be providing the Fairness Opinion for inclusion in this Information Circular. After a full consideration of the transaction, including the factors discussed below under "Reasons for the Arrangement and Recommendation of the Western Board", the Independent Committee unanimously resolved to recommend to the Western Board that the Arrangement be approved and the Arrangement Agreement be entered into by Western. That recommendation of the Independent Committee was subsequently unanimously accepted by the Western Board as part of its consideration of the Arrangement, and the Arrangement Agreement was executed and delivered by Western on March 17, 2006.

REASONS FOR THE ARRANGEMENT AND RECOMMENDATION OF THE DIRECTORS

After careful consideration, the Western Board has unanimously determined that the Arrangement is fair to Western Shareholders and is in the best interest of Western. Accordingly, the Western Board unanimously recommends that Western Shareholders vote FOR the Arrangement Resolution and, therefore, the acquisition of Western by Glamis. In the course of its evaluation of the Arrangement, the Western Board consulted with Western’s senior management, legal counsel and Financial Advisor, reviewed a significant amount of information and considered a number of factors, including, among others, the following:

  Glamis has offered a significant premium to the Western share price, which provides immediate value for Western Shareholders. The terms of the Arrangement provide a premium of 40% based on the volume-weighted average share prices of both Glamis and Western on the TSX for the 20 trading days preceding announcement of the transaction, or 27% based on the closing TSX prices of Glamis Shares and Western Shares on the day preceding the announcement of the transaction.

  The terms of the Arrangement represent a premium to all analysts’ forecasts for the Western Shares which were available on February 23, 2006.

  Glamis is already a significant, low-cost silver producer, projecting an average of nearly four million ounces of silver production annually from its Marlin Mine. With the addition of production from the Peñasquito Project, Glamis will become one of the leading silver producers in the world with significant low cost silver production from two large mines.

  Glamis has the experience and technical ability, particularly as demonstrated by the recent construction of the El Sauzal gold mine in Mexico and the Marlin gold-silver mine in Guatemala, to put the Peñasquito Project into production. Glamis has advised that the team from El Sauzal will be utilized at Peñasquito. As a result, Western Shareholders will no longer be subject to the development risks inherent in a junior company developing a mine, nor will they be subject to the potentially considerable dilution that will result from the financing activities that would be necessary if Western was to construct a mine at Peñasquito alone.

  Western Shareholders will continue to participate in any increase in value of the Peñasquito Project by holding Glamis Shares. Western Shareholders will hold approximately 20.22% (21.1% on a fully diluted basis) of Glamis upon completion of the Arrangement.

  Western Shareholders will participate in a growth company which has four existing mines located in Nevada, Mexico, Guatemala and Honduras, including the newly completed, low-cost Marlin and El Sauzal mines. Additionally, Western Shareholders will gain exposure to Glamis’ development and exploration projects underway in Nevada, Mexico and Guatemala.

  Western Shareholders will receive a share of a new company, Western Copper, giving them exposure to a well-funded resource company with experienced management prepared to proceed with the development of the Carmacks Copper Project in the Yukon as well as new exploration efforts.

  The Western Board concluded that none of the possible alternatives to the Arrangement (including the possibility of continuing to operate Western as an independent entity, and the perceived risks thereof, the range of possible benefits to Western Shareholders of such alternatives and the timing and uncertainty of successfully accomplishing any of such alternatives), were considered reasonably likely to present superior opportunities for Western, or reasonably likely to create greater value for Western Shareholders, than the Arrangement with Glamis.

  In order for Western to proceed with the Peñasquito Project alone, it would require significant capital, both equity and debt, and Western would need to recruit a technically capable mine development team. Western would incur significant dilution in raising such capital and could have significant difficulty in attracting a technically capable mine development team due to the current shortage of available qualified people.

  Mine development and construction is risky and uncertain. Western has never put a mine into production and during the entire period of development and construction Western would have no revenues and would depend entirely on the proceeds raised from debt and equity financing, which may or may not be available to it on reasonable terms, if at all.

  While Western’s assets represent substantial exploration potential, because of the size and longevity of the Peñasquito Project, only a very large new discovery at the Peñasquito Project would have a significant impact on the current market value of Western Shares. Furthermore, any change in the scope of the Peñasquito Project to accommodate future exploration would inevitably delay the construction of the Peñasquito Project.

  The financial presentation of the Financial Advisor, including its oral opinion of February 22, 2006 to the Western Board as to the fairness, from a financial point of view of the consideration to be received by Western Shareholders, other than Glamis, pursuant to the Arrangement, as more fully described under "The Arrangement – Opinion of Western’s Financial Advisor".

  The recommendation of the Independent Committee regarding the terms of the Arrangement and its recommendation that the Western Board approve the Arrangement on the terms presented to it.

The likelihood that the Arrangement would be consummated, in light of the experience, reputation and financial capabilities of Glamis and the absence of significant closing conditions, other than approval by Western Shareholders of the Arrangement and other customary closing conditions.

The terms and conditions of the Arrangement Agreement, including:

o

the ability of the Western Board, under certain circumstances, to furnish information to and conduct negotiations with a third party and, upon payment to Glamis of the Break Fee (of 3.5% of the aggregate market value of Western calculated on a fully diluted basis and based on the volume weighted average trading prices per Western Share on the TSX on the trading day prior to termination), to terminate the Arrangement Agreement and accept a Superior Proposal;

o

the belief of the Western Board that the Break Fee is within the range of reasonable termination fees provided for in comparable transactions and is not a significant deterrent to possible competing offers; and

o	the limited ability of Glamis to terminate the Arrangement Agreement.

In the course of its deliberations, the Western Board also identified and considered a variety of risks and potentially negative factors, including, but not limited to:

  The price of Western’s Shares may be capped at or near the value contemplated by the Arrangement to the extent that there is a market assumption that the Arrangement will complete.

  In certain circumstances set out under "The Arrangement Agreement – Non-Solicitation of Acquisition Proposals and Break Fee", Western may be required to pay the Break Fee to Glamis, which, if an alternative transaction is not concluded, will adversely affect Western’s financial condition.

  If the Arrangement Agreement is terminated and the Western Board decides to seek another merger or business combination, there can be no assurance that it will be able to find a party willing to pay an equivalent or more attractive price than the purchase price to be paid pursuant to the Arrangement with Glamis.

  Because the Arrangement is dependent upon receipt of certain approvals and satisfaction of certain conditions, its completion is subject to uncertainty. In addition, implementing the transactions contemplated by the Arrangement Agreement will require the devotion of significant management time and attention, which will have to be diverted from the existing business of Western and which could have an adverse impact on Western if the Arrangement is not completed.

  Under the Arrangement Agreement, Western would be required to pay the Break Fee of 3.5% of Western’s market capitalization as of the date prior to termination in the event that the Arrangement Agreement is terminated in certain circumstances. The Break Fee, together with Glamis’ right to match a Superior Proposal, may discourage other parties from attempting to acquire the Western Shares even if those parties might be willing to offer greater value than Glamis has offered under the Arrangement Agreement.

  The risks set out under "Arrangement – Arrangement Risk Factors".

The foregoing discussion summarizes the material information and factors considered by the Independent Committee and the Western Board in their consideration of the Arrangement. The Western Board collectively reached its unanimous decision with respect to the Arrangement in light of the factors described above and other factors that each member of the Western Board felt were appropriate. In view of the wide variety of factors and the quality and amount of information considered, the Western Board did not find it useful or practicable to and did not make specific assessments of, quantify, rank or otherwise assign relative weights to the specific factors considered in reaching its determination. Individual members of the Western Board may have given different weight to different factors.

FAIRNESS OPINION

Western retained Macquarie to act as its financial advisor in connection with the proposed transaction with Glamis. As part of the engagement, Western requested that the Financial Advisor evaluate the fairness, from a financial point of view, to the holders of Western Shares, other than Glamis, of the consideration provided for in the Arrangement. On February 22, 2006, at a meeting of the Western Board held to evaluate the Arrangement, Macquarie delivered to the Western Board an oral opinion, which was confirmed by delivery of a written opinion to the Independent Committee dated March 16, 2006, to the effect that, as of February 22, 2006, and as of March 16, 2006, and based on and subject to various assumptions, matters considered and limitations described in its opinion, the consideration to be received by Western Shareholders, other than Glamis, pursuant to the Arrangement was fair, from a financial point of view, to such holders.

The full text of the Financial Advisor's opinion describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by the Financial Advisor. This opinion is attached as Schedule "E" and is incorporated into this Information Circular by reference. Western Shareholders are encouraged to read this opinion carefully in its entirety. The Financial Advisor's opinion is directed only to the fairness, from a financial point of view, of the purchase price consideration payable by Glamis to the Western Shareholders, other than Glamis, and does not address any other aspect of the Arrangement or any related transaction. The opinion does not address the relative merits of the Arrangement or any related transaction as compared to other business strategies or transactions that might be available to Western or the underlying business decision of Western to effect the Arrangement or any related transaction. The opinion does not constitute a recommendation to any Western Shareholder as to how such Western Shareholder should vote or act with respect to any matters relating to the Arrangement.

The Financial Advisor's opinion and financial analyses were only one of many factors considered by the Independent Committee and the Western Board in its evaluation of the Arrangement and should not be viewed as determinative of the views of the Western Board or the Independent Committee with respect to the Arrangement or the consideration provided for in the Arrangement.

Under the terms of the Financial Advisor's engagement, Western has agreed to pay the Financial Advisor customary fees for its financial advisory services in connection with the Arrangement, a portion of which is payable in connection with the Fairness Opinion and a portion of which is contingent upon the consummation of the Arrangement.

In addition, Western has agreed to reimburse the Financial Advisor for its expenses, including fees, disbursements and other charges of counsel, and to indemnify the Financial Advisor and related parties against liabilities relating to, or arising out of, its engagement.

Western selected Macquarie as its financial advisor in connection with the Arrangement because it is an internationally recognized investment banking firm with substantial experience in similar transactions in the resource sector. The Financial Advisor is continually engaged in the valuation of resource businesses and their securities in connection with mergers and acquisitions, competitive bids and distributions of securities.

PRINCIPAL STEPS OF THE ARRANGEMENT

At the Effective Time (see also "Effective Date and Conditions of Arrangement") of the Arrangement:

a.

the authorized share structure of Western will be amended by redesignating the Western Shares as Class B Shares and attaching a preferential right with respect to the payment of dividends and the Notice of Articles of Western will be amended accordingly;

b.	the authorized share structure of Western will be amended by the creation of 100,000,000 Class A Shares and the Notice of Articles and Articles of Western will be amended accordingly;

c.

Western will transfer the Assets (as defined in the Plan of Arrangement) to Western Copper and in consideration therefor Western Copper will issue to Western, as fully paid and non-assessable, that number of Western Copper Shares equal to the number of Western Shares issued and outstanding immediately before the Effective Time, other than those held by Dissenters (as defined in the Plan of Arrangement);

d.	each issued Class B Share, other than those held by Dissenters, will be exchanged for one Class A Share and one Western Copper Share acquired by Western in accordance with paragraph (c) above;

e.

each issued Class B Share held by Dissenters (for greater certainty, being Western Shareholders who have duly complied with the Dissent Procedures and are ultimately entitled to be paid for their Dissenting Shares) will be acquired by Western Copper in consideration for Western Copper agreeing to pay the amount to be paid as determined in accordance with the Dissent Procedures in respect of the Dissenting Shares (as defined in the Plan of Arrangement);

f.	each issued Class B Share acquired by Western Copper in accordance with paragraph (e) above will be exchanged for one Class A Share;

g.

the capital of Western for the Class A Shares will be the amount equal to the capital of Western for the Class B Shares, less the fair market value of the Western Copper Shares distributed to Western Shareholders, other than Dissenters, pursuant to paragraph (d) above and the paid-up capital of Western will be reduced accordingly;

h.	the Class B Shares will be cancelled;

i.	each issued Class A Share will be exchanged for 0.688 of a Glamis Share;

j.	each Western Stock Option outstanding immediately before the Effective Date will be exchanged for:

i.

a Glamis New Option pursuant to which the holder of the related Western Stock Option will be entitled to receive, upon exercise of the Glamis New Option, that number of Glamis Shares that is equal to the number of Western Shares that was issuable upon exercise of the related Western Stock Option immediately before the Effective Time multiplied by the Exchange Ratio, and the exercise price per

Glamis Share to be issued will, subject to adjustment, be equal to the quotient obtained by dividing the exercise price per share of the related Western Stock Option in effect immediately prior to the Effective Time, less $0.88, by the Exchange Ratio; and

ii.

a Western Copper Option pursuant to which the holder of the Western Stock Option will be entitled to acquire that number of Western Copper Shares that is equal to the number of Western Shares that was issuable upon exercise of the Western Stock Option immediately before the Effective Time at an exercise price per Western Copper Share of $0.88.

All Glamis New Options being exercised by a holder will be aggregated to produce the maximum number of whole Glamis Shares and if an entitlement to a fractional Glamis Share results from the exercise, the number of Glamis Shares to be issued will be rounded down to the next whole number of Glamis Shares. Save and except as otherwise agreed to by Glamis or Western Copper, as the case may be, and the holders of Western Stock Options, the term to expiry, conditions to and manner of exercising, vesting schedule, the status under applicable laws, and all other terms and conditions of the Glamis New Options and the Western Copper Options will otherwise be unchanged from those contained in or otherwise applicable to the related Western Stock Option. Glamis and Western Copper will reserve a sufficient number of Glamis Shares and Western Copper Shares, respectively, for issue upon exercise of the Glamis New Options and Western Copper Options, provided, however, that the right to exercise such options will be subject to applicable regulatory and shareholder approvals;

k.	Western Copper will redeem the Western Copper Class A Shares that were issued to Western at the time of the incorporation of Western Copper at par and such shares will be cancelled;

l.

no fractional Glamis Share will be issued in connection with the exchange in paragraph i above, but rather shareholders entitled to a fractional Glamis Share will receive cash in lieu thereof based on one whole Glamis Share being valued at $34.73;

m.	the names of Western Shareholders, other than Glamis, will be removed from the central securities register of Western;

n.	Glamis will become the holder of all Class A Shares and the central securities register of Western will be revised accordingly; and

o.	these exchanges and cancellations will be deemed to occur on the Effective Date, notwithstanding that certain of the procedures related thereto are not completed until after the Effective Date.

EFFECT OF THE ARRANGEMENT

Upon completion of the Arrangement:

1.	Western will be a wholly-owned subsidiary of Glamis and will cease to be a public company;

2.	Western will continue to hold all of its mineral properties, cash and assets, save and except for the cash and assets to be transferred to Western Copper as part of the Arrangement;

3.

Western Shareholders, other than Western Shareholders who duly exercise their Dissent Rights, will receive 0.688 Glamis share and one (1) Western Copper Share for each one Western Share owned and will hold approximately 20.22% (21.1% on a fully diluted basis) of the Glamis Shares and 100% of the Western Copper Shares post-Arrangement;

4.	holders of Western Stock Options will receive Glamis New Options and Western Copper Options;

5.

assuming there are: 48,864,680 Western Shares issued and outstanding at the Effective Time, Glamis will issue approximately 33,618,899 Glamis Shares to acquire the Western Shares and will reserve approximately 1,647,691 Glamis Shares for issue upon exercise of Glamis New Options. Upon completion of the Arrangement, there will be, using the Glamis issued share capital at March 24, 2006, approximately 165,638,804 Glamis Shares issued and outstanding. In addition, approximately 48,864,680 Western Copper Shares will be issued to Western Shareholders on the basis of one (1) Western Copper Share for each one (1) Western Share held and approximately 2,394,901 Western Copper Shares will be reserved for issuance in accordance with the terms of the Western Copper Options;

6.	the rights of creditors against the property and interests of Western will be unimpaired by the Arrangement;

7.	the subsidiaries of Western (other than Western Copper and Carmacks) will remain as subsidiaries and related corporations of Western;

8.

Western Copper will be a reporting company in British Columbia, Alberta, Saskatchewan, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador. The Western Copper Shares will be a registered class of securities in the United States but will not be listed for trading on a stock exchange in the United States. Application will be made for listing of the Western Copper Shares on the TSX. Any listing will be subject to meeting TSX original listing requirements and there is no assurance such a listing will be obtained. All of the Western Copper Shares will be owned by Western Shareholders on the Effective Date. Western Copper will hold the Carmacks Copper Project in the Yukon, the Almoloya Project in Mexico and approximately $38 million in working capital;

9.	the Glamis Board will be increased from six members to seven members and Dale Corman, the Chairman and Chief Executive Officer of Western will be appointed to the Glamis Board;

10.

Glamis will receive a share purchase warrant from Western Copper providing for the acquisition of 5% of the fully-diluted Western Copper Shares as of the Effective Date for a period of two years from the Effective Date at a price per Western Copper Share of $3.50. The warrant will be non-transferable, the shares issuable upon exercise thereof will be subject to a voting trust in favour of Western Copper and there will be "orderly sale" conditions in respect of Western Copper Shares acquired under the warrant, including the obligation to give not less than 30 days prior notification to Western Copper of Glamis’ intent to sell such shares and Western Copper having the right to find buyers for the shares to be sold;

11.

Glamis and Western Copper will enter into a non-competition agreement with a term of two years, under which Western Copper will agree not to acquire mineral properties or otherwise compete with Glamis for mineral exploration or development opportunities in the state of Zacatecas, Mexico, or within an area extending 20 kilometres in all directions from the exterior boundary of all other properties owned or controlled by Western, or in which Western holds any legal interest in Mexico at the time of completion of the Arrangement;

12.

each officer and senior manager of Western who does not become an employee of Glamis following the Effective Date will enter into a non-competition agreement with a term of two years, providing that he/she will not acquire mineral properties or otherwise compete with Glamis for mineral exploration or development opportunities in the state of Zacatecas, Mexico, provided however that this restriction will not apply to the Nieves Project owned or controlled by Quaterra Resources Inc. and an area extending 20 kilometers in all directions from the exterior boundaries of this project; and

13.

Glamis and Western Copper will enter into an agreement providing to Western Copper a "right of first offer" on the sale for cash consideration or the abandonment of Glamis’ entire interest in any properties, or individual concessions within a property, owned or controlled by Western, or in which Western holds any legal interest in Mexico at the time of completion of the Arrangement.

The full particulars of the Arrangement are contained in the Plan of Arrangement attached to the Arrangement Agreement. A copy of the Plan of Arrangement is attached as Schedule "D" and incorporated by reference in this Information Circular.

DIRECTORS AND OFFICERS OF GLAMIS – POST ARRANGEMENT

The Companies have agreed under the Arrangement Agreement that, on or as soon as reasonably possible following the Effective Date, Dale Corman, President of Western will be appointed to the Glamis Board, such that the Board of Glamis will be increased by one to consist of seven (7) directors. See Glamis' Information Circular and Annual Information Form that are incorporated herein by reference for information concerning the directors and officers of Glamis.

VOTING AND STANDSTILL AGREEMENTS

Glamis has obtained Voting and Standstill Agreements from all of the directors and senior officers of Western and their affiliates whereby they have agreed:

1.	to support the Arrangement and vote their Western Shares in favour of the Arrangement Resolution; and

2.	not to tender or vote their Western Shares in favour of, or otherwise support or facilitate in their capacities as shareholders, any Acquisition Proposal.

The obligations under the Voting and Standstill Agreements will terminate on the earlier of (i) the date of the Meeting if less than the required majority of Western Shares are voted in favour of the Arrangement Resolution and provided an amended Plan of Arrangement has not been delivered by Glamis; (ii) September 30, 2006, if the Arrangement is not completed by that date; and (iii) upon termination of the Arrangement Agreement and payment of that portion of the Break Fee required upon termination. The directors and officers of Western and their affiliates hold approximately 2.3% of the issued Western Shares as at the date of this Information Circular.

TREATMENT OF WESTERN STOCK OPTIONS

The holders of Western Stock Options outstanding at the Effective Time on the Effective Date will receive Glamis New Options and Western Copper Options the net effect of which will be to place the holders of Western Stock Options in the same position that they would have been in had they exercised their Western Stock Options prior to completion of the Arrangement. As at March 24, 2006, Western had 2,394,901 Western Shares reserved for issuance pursuant to Western Stock Options. Glamis will reserve 1,647,691 Glamis Shares to meet its obligations in respect of the Glamis New Options and Western Copper will reserve 2,394,901 Western Copper Shares to meet its obligations in respect of the Western Copper Options.

PROCEDURE AND TERMS FOR EXCHANGE OF WESTERN SHARES

Procedure for Exchange of Western Shares

1.

As soon as practicable after the Effective Date, the Depositary will forward to each registered holder of Western Shares, a letter of transmittal and instructions for obtaining delivery of certificates representing Glamis Shares and Western Copper Shares.

2.

In order to receive certificates representing Glamis Shares and Western Copper Shares pursuant to the Arrangement, Western Shareholders must return to the Depositary on or prior to the sixth anniversary of the Effective Date (i) their certificates representing Western Shares; (ii) a duly completed letter of transmittal and (iii) such other documents as the Depositary may require.

3.

Upon return of a properly completed letter of transmittal, together with certificates representing Western Shares and such other documents as the Depositary may require, certificates for the appropriate number of Glamis Shares and Western Copper Shares will be issued to the Western Shareholder.

4.

Certificates for the Glamis Shares and Western Copper Shares issued to a Western Shareholder as described above, shall be registered in such name or names and will be sent to such address or addresses as such holder may direct in the letter of transmittal as soon as practicable after the receipt by the Depositary of the required documents.

Cancellation of Rights after Six Years

Any certificate which immediately prior to the Effective Date represented Western Shares and which has not been surrendered, with all other documents required by the Depositary, on or prior to the sixth anniversary of the Effective Date, will cease to represent any claim against or interest of any kind or nature in Western, Glamis, Western Copper or the Depositary. Accordingly, persons who tender certificates for Western Shares after this sixth anniversary will not receive Glamis Shares or Western Copper Shares, will not own any interest in Western, and will not be paid any cash or other compensation.

Treatment of Dividends

No dividends or other distributions declared or made after the Effective Date with respect to Glamis Shares or Western Copper Shares, with a record date after the Effective Date, will be payable or paid to the holder of any unsurrendered certificates for Western Shares and will not be payable until the surrender of certificates for Western Shares for exchange for Glamis Shares and Western Copper Shares in accordance with the terms of the Plan of Arrangement.

Fractional Shares

No fractional Glamis Shares will be issued to Western Shareholders. Western Shareholders will receive cash in lieu of a fractional share of Glamis based on one whole Glamis Share being valued at $34.73, the closing price for Glamis Shares on February 23, 2006.

The foregoing information is a summary only. For further details of procedures, see also Article 4 "Certificates" of the Plan of Arrangement attached as Schedule "D" to this Information Circular.

EFFECTS OF THE ARRANGEMENT ON SHAREHOLDERS’ RIGHTS

As a result of the Arrangement, all Western Shareholders will become Glamis Shareholders and Western Copper Shareholders. Western Shareholders will continue to be shareholders of British Columbia corporations governed by the BCBCA and by Glamis' and Western Copper's constating documents, unless they exercise Dissent Rights in connection with the Arrangement.

ARRANGEMENT RISK FACTORS

There are risks associated with the Arrangement including (i) market reaction to the Arrangement and the future trading prices of the Glamis Shares and of the Western Copper Shares, if listed, cannot be predicted; (ii) the Arrangement may give rise to significant adverse tax consequences to Western Shareholders and each Western Shareholder is urged to consult his own tax advisor; (iii) uncertainty as to whether the Arrangement will have a positive impact on the entities involved in the transactions; and (iv) there is no assurance that required approvals will be received or that the Western Copper Shares will be listed on a stock exchange.

In addition, the Exchange Ratio is fixed and will not increase or decrease due to the fluctuations in the market price of the Glamis Shares or the Western Shares. The actual market value of the consideration and the percentage of the premium received by the Western Shareholders will depend on the market price of the Glamis Shares and Western Shares as of the date the transaction contemplated by the Plan of Arrangement is completed. If the market price of Glamis Shares declines relative to the market price of the Western Shares or if the market price of Western Shares declines relative to the market price of Glamis Shares, the value of the consideration and premium percentage received by Western Shareholders will decline as well. Variations like these may occur as a result of changes in, or market perceptions of changes in, the business, operations or prospects of Glamis, including short-term changes in gold prices, market assessments of the likelihood the Arrangement will be consummated, regulatory considerations, interest rate fluctuations, general market and economic conditions and other factors over which Glamis has no control.

Also, Glamis' operations are located in the United States, Mexico, Guatemala and Honduras. Western's operations are located in Mexico and Canada. Glamis is subject to different foreign investment risks than those to which Western is subject. Mining investments are subject to the risks normally associated with the conduct of business in foreign countries, including various levels of political and economic risk. The existence or occurrence of one or more of the following circumstances or events could have a material adverse impact on Glamis' profitability or the viability of Glamis' affected foreign operations, which could have a material adverse effect on Glamis' future cash flows, earnings, results of operations and financial condition. These risks related to doing business in foreign jurisdictions include but are not limited to: uncertain or unpredictable political, legal or economic environments; delays in obtaining or the inability to obtain necessary governmental permits; labour disputes; invalidation of governmental orders; war, acts of terrorism and civil disturbances; changes in laws or policies of particular countries; taxation; government seizure of land or mining claims; limitations on ownership of property or mining rights; restrictions on the convertibility of currencies; limitations on the reparation of earnings; and increased financing costs.

The Glamis Shares are subject to a number of other risks and the Western Copper Shares are speculative and subject to a number of other risks. Western Shareholders should also review carefully the risk factors set forth in the Annual Information Forms of Western and Glamis, which are incorporated by reference herein and in this Information Circular, and under the heading "Western Copper Corporation – Post-Arrangement – Risk Factors" in this Information Circular.

EFFECTIVE DATE AND CONDITIONS OF ARRANGEMENT

If the Arrangement Resolution is passed, the Final Order of the Court is obtained approving the Arrangement, every requirement of the BCBCA relating to the Arrangement has been complied with and all other conditions disclosed under "Conditions to the Arrangement Becoming Effective" are met, the Arrangement will become effective on the date stamped on the final Notice of Change to the Notice of Articles of Western that is filed with the Registrar in respect of the Arrangement. Glamis and Western presently intend that the Effective Date will be on or about May 3, 2006.

Conditions to the Arrangement Becoming Effective

In order for the Arrangement to become effective, certain conditions must have been satisfied or waived which conditions are summarized below:

Mutual Conditions

The obligations of Glamis, Western and Western Copper to complete the Arrangement are subject to the fulfillment of the following conditions:

1.

the Interim Order must have been obtained in form and substance satisfactory to Western and Glamis, acting reasonably, and must not have been set aside or modified in a manner unacceptable to such parties, acting reasonably, on appeal or otherwise;

2.	the Arrangement Resolution must have been passed at the Meeting in accordance with the Interim Order;

3.

the Final Order must have been obtained in form and substance satisfactory to Western and Glamis, acting reasonably, and must not have been set aside or modified in a manner unacceptable to such parties, acting reasonably, on appeal or otherwise;

4.	the Effective Date must have occurred before the Termination Date;

5.	there must be no action taken under any laws or by any Governmental Entity (as defined in the Arrangement Agreement), that:

	a.	makes it illegal or, directly or indirectly, restrains, enjoins or prohibits the Arrangement or any other transactions or agreements contemplated in the Arrangement Agreement, or

b.

results in a judgment or assessment of damages, directly or indirectly, relating to the transactions or agreements contemplated in the Transaction Documents (as defined in the Arrangement Agreement) which would have a Material Adverse Effect on Glamis taking into account the Arrangement;

6.

all required material consents, waivers, permits, orders and approvals of any Governmental Entity or other persons and the Stock Exchanges (save and except those in respect of the listing of the Western Copper Shares on the TSX or TSX Venture Exchange) and the expiry of any waiting periods, in connection with, or required to permit, the consummation of the Arrangement, must have been obtained or received on terms that will not have a Material Adverse Effect on Glamis taking into effect the Arrangement; and

7.	the Arrangement Agreement must not have been terminated.

Additional Conditions in Favour of Glamis:

The obligations of Glamis to complete the Arrangement is subject to the fulfillment of the following conditions:

1.	all covenants of Western under the Arrangement Agreement to be performed on or before the Effective Date must have been duly performed by Western in all Material respects;

2.

the representations and warranties of Western under the Arrangement Agreement must be true and correct in all Material respects as of the Effective Date and as of the date the documentation giving effect to the Arrangement is sent to the Registrar;

3.	Glamis being satisfied acting reasonably that no Material Adverse Change has occurred with respect to Western from January 1, 2006 to the Effective Date;

4.	the Western Board must have adopted all necessary resolutions and Western will have taken all other necessary corporate action to permit the consummation of the Arrangement (which has occurred);

5.

no law will have been proposed, enacted, promulgated or applied and no legal action or proceeding will have been commenced to cease trade or impose material limitations or conditions on the completion of the Arrangement or the right of Glamis to own or exercise full rights of ownership of all of the outstanding Western Shares and all of the outstanding shares of Western’s subsidiaries or the right of Western Shareholders as a group to receive Glamis Shares and Western Copper Shares or of holders of Western Stock Options as a group to be entitled to receive Glamis New Options and Western Copper Options pursuant to the Arrangement;

6.	holders of no more than 1% of the issued and outstanding Western Shares will have exercised their Dissent Rights (and not withdrawn such exercise) in respect of the Arrangement;

7.	Glamis will have received resignations and releases from directors and officers of, and in favour of, Western and Western's subsidiaries as are specified by Glamis;

8.

Glamis will have received all such other documents and certificates as may reasonably be required by Glamis in connection with the Arrangement including, without limitation, an opinion from Western's legal counsel pertaining to various corporate and regulatory matters relating to Western; and

9.

no law will have been proposed, enacted, promulgated or applied and no legal action or proceeding will have been commenced by any Person which, if the Arrangement were completed, could reasonably be expected to have a Material Adverse Effect on Western.

Additional Conditions in Favour of Western and Western Copper:

The obligations of Western and Western Copper to complete the Arrangement are subject to the fulfillment of the following conditions:

1.	all covenants of Glamis under the Arrangement Agreement to be performed on or before the Effective Date must have been duly performed by Glamis in all Material respects;

2.

the representations and warranties of Glamis under the Arrangement Agreement must be true and correct in all Material respects as of the Effective Date and as of the date the documentation giving effect to the Arrangement is sent to the Registrar;

3.	Western must be satisfied acting reasonably that no Material Adverse Change has occurred with respect to Glamis from January 1, 2006 to the Effective Date;

4.	the Glamis Board must have adopted all necessary, resolutions and Glamis must have taken all other necessary corporate action to permit the consummation of the Arrangement (which has occurred);

5.

no law will have been proposed, enacted, promulgated or applied and no legal action or proceeding will have been commenced by any person to cease trade, enjoin, prohibit or impose material limitations or conditions on the completion of the Arrangement or the right of Western Shareholders to own or exercise full rights of ownership of the Glamis Shares, Western Copper Shares and Western Copper Options issuable pursuant to the Arrangement;

6.

Western must have received all such other documents and certificates as may reasonably be required by Western in connection with completion of the Arrangement, including, without limitation, an opinion from Glamis' legal counsel pertaining to various corporate and regulatory matters relating to Glamis; and

7.

no law will have been proposed, enacted, promulgated or applied and no legal action or proceeding will have been commenced by any person which, if the Arrangement were completed, could reasonably be expected to have a Material Adverse Effect on Glamis; and

8.	holders of no more than 1% of the issued and outstanding Western Shares will have exercised their Dissent Rights (and not withdrawn such exercise) in respect of the Arrangement.

The full particulars of the Arrangement are contained in the Plan of Arrangement attached as Schedule "D" to this Information Circular. See also "Additional Terms of Arrangement Agreement" below.

ADDITIONAL TERMS OF THE ARRANGEMENT AGREEMENT

In addition to the terms and conditions of the Arrangement Agreement set out elsewhere in this Information Circular, the following additional terms apply:

Western’s Covenants

Western covenanted and agreed in the Arrangement Agreement to:

1.

carry on the business and affairs of Western and its subsidiaries in the usual and normal course, maintain all of its properties and assets in good standing and not, without Glamis' prior written approval, (i) enter into any material transactions, commitments or expenditures or (ii) undertake activities or incur expenses except as set out in a budget of expenditures agreed to by Western and Glamis;

2.

fully cooperate with and allow Glamis to mutually direct and control all activities with respect to the exploration, development and maintenance of the properties and assets of Western and its subsidiaries;

3.

except for common shares issued upon the exercise of Western Stock Options granted before the date of the Arrangement Agreement, not issue or agree to issue any Western Shares or other securities of Western without Glamis' prior written approval;

4.

subject to the terms of a confidentiality agreement entered into between Glamis and Western dated December 21, 2005 (the "Confidentiality Agreement"), permit Glamis’ officers, directors, employees, consultants and advisors access to the properties, books, records, reports, data and all other information of Western and its subsidiaries, including drill core and other samples and all reports, correspondence and other information provided by all of Western’s consultants;

5.	publicly support the Arrangement and recommend to the holders of the Western Shares that they vote in favour of the Arrangement at the Meeting;

6.

act (and cause its officers and directors to act) expeditiously and in good faith, in finalizing the Information Circular, in soliciting the approval of the Western Shareholders for the Arrangement and seeking applicable regulatory approvals for the Arrangement and in completing the Arrangement;

7.

notwithstanding the terms of the Confidentiality Agreement, permit Glamis’ officers, directors, employees, consultants and advisors to solicit acceptance of the Arrangement from the Western Shareholders in accordance with applicable law;

8.

not enter into, modify or assume any employment, severance, retention, collective bargaining or similar agreements, policies or arrangements with, or grant any bonuses, salary increases, stock options, or other benefits, compensation or profit sharing, otherwise than pursuant to existing agreements, policies or arrangements, with or to any director, officer or employee of Western or any of its subsidiaries;

9.	if requested by Glamis and at a cost to be shared as to 50% for Glamis and as to 50% for Western engage a person to solicit proxies for the Meeting; and

10.

waive the application of Section 4.1 of its Shareholder Rights Plan Agreement dated as of December 11, 2003, to the Arrangement, such waiver to be effective immediately prior to the Final Order and other documentation being sent to the Registrar in order to give effect to the Arrangement.

Glamis' Covenants

Glamis covenanted and agreed in the Arrangement Agreement to:

1.

conditionally allot and reserve for issuance a sufficient number of Glamis Shares to meet its obligations under the Arrangement and the Glamis New Options and, following the Effective Date, to issue Glamis Shares to the former holders of Western Stock Options, upon the due exercise of the New Glamis Options and in accordance with the Plan of Arrangement;

2.

take all necessary action to have listed and posted for trading on the TSX and NYSE the Glamis Shares to be issued in connection with the Arrangement and which will be issuable pursuant to the Glamis New Options;

3.

within five business days after the Effective Date, file a Form F-80 with the SEC for the purpose of registering under the U.S. Securities Act the Glamis Shares issuable upon exercise of the Glamis New Options; and

4.

act (and cause its directors and officers to act) expeditiously and in good faith in finalizing the Information Circular, in seeking applicable regulatory approvals for Glamis completing its obligations under the Arrangement; in completing the Arrangement; and, subject to the terms of the Confidentiality Agreement, permit Western and its advisors access to Glamis’ and its subsidiaries' properties, books, records, reports, data and all other information relevant to the business, properties and affairs of Glamis and its subsidiaries for the purpose of confirming the accuracy of the representations and warranties made by Glamis in the Arrangement Agreement and the disclosure provided by Glamis for this Information Circular.

Western Copper's Covenants

Western Copper covenanted and agreed with Glamis in the Arrangement Agreement to use its commercially best efforts, and cause its officers, directors and employees to act expeditiously and in good faith:

1.	to do all such acts and things as may be necessary or required in order to give effect to the Arrangement;

2.	to make application to the TSX or the TSX Venture Exchange for listing of the Western Copper Shares in order for such listing to be effective on the Effective Date;

3.	in completing the Arrangement;

4.

to conditionally allot and reserve for issuance a sufficient number of Western Copper Shares to meet the obligations of Western Copper under the Arrangement, the Western Copper Options and the share purchase warrant to be issued to Glamis and to have such shares listed and posted for trading on the TSX or the TSX Venture Exchange; and

5.	following the Effective Date, to issue Western Copper Shares to holders of Western Copper Options upon the due exercise thereof.

Mutual Covenants

Each of Western and Glamis covenanted and agreed in the Arrangement Agreement to:

1.

use its reasonable commercial efforts to preserve intact its business organizations and goodwill, to keep available the services of its officers and employees as a group and to maintain satisfactory relationships with suppliers, unions, agents, distributors, customers and others having business relationships with it;

2.	not take any action that would interfere with or be inconsistent with the completion of the Arrangement or which would render, or that reasonably may be expected to render, any representation or warranty made by it in the Arrangement Agreement untrue in any Material respect at any time before the Effective Date;

3.

promptly notify the other party of any Material Adverse Change, or any change which could reasonably be expected to result in a Material Adverse Change, in respect of its business or properties, and of any Material Governmental Entity, (as defined in the Arrangement Agreement) or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated);

4.

use commercially reasonable efforts to satisfy the conditions precedent to the obligations of Glamis and Western set forth in the Arrangement Agreement and to do all other things reasonably necessary, proper or advisable under all applicable laws to complete the Arrangement, including using all of its commercially reasonable efforts to:

a.	obtain or co-operate in obtaining all necessary waivers, consents and approvals required to be obtained to consummate the Arrangement;

b.

effect or co-operate in effecting all necessary registrations and filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Arrangement and participate and appear in any required proceedings before Governmental Entities in connection therewith;

c.

oppose, lift or rescind or co-operate in opposing, lifting or rescinding any injunction or restraining order or other order or action seeking to stop, or otherwise adversely affecting the ability of Glamis or Western to consummate, the Arrangement;

d.	fulfill all conditions and satisfy all provisions of the Transaction Documents on its part, including, where applicable, delivery of required certificates of its officers; and

e.	otherwise cooperate with the other in connection with the performance by it of its obligations under the Transaction Documents;

5.

subject in the case of Western to those actions it is permitted to do in connection with an Acquisition Proposal or Superior Proposal, not take any action or refrain from taking any action, which would reasonably be expected to significantly impede or delay the consummation of the Arrangement;

6.

conduct itself in all Material respects so as to keep the other fully informed as to the Material decisions or actions required to be made or undertaken with respect to the operation of its business, provided that such disclosure is not otherwise prohibited by operation of applicable laws or by reason of a confidentiality obligation owed to a third party for which a waiver could not be obtained; and

7.	vigorously defend or cause to be defended any claim or other legal proceedings brought against it challenging the Arrangement.

Notice and Cure Provisions

Each of the parties is required to give prompt notice to the other of any event or state of facts occurring up to the Effective Date that would likely cause any of the representations or warranties of that party in the

Arrangement Agreement to be untrue or inaccurate in any material respect or result in the failure of such party to comply with or satisfy any covenant, condition or agreement under the Arrangement Agreement.

If Glamis or Western wishes to terminate for a breach of covenants, representations and warranties or other matters, it must deliver a written notice to the non-compliant party specifying in reasonable detail the breaches. The party may not terminate the Agreement until the expiry of 30 days from such notice provided that the non-compliant party is proceeding diligently to cure such breach and provided such matter is capable of being cured.

Non-Solicitation of Acquisition Proposals and Break Fee

Western has agreed that it will not directly or indirectly take any action which might reduce the likelihood of, or interfere with, the completion of the Arrangement; including any action to solicit, assist, initiate or knowingly encourage, discuss or assist others in making an Acquisition Proposal. However, these restrictions will not apply if Western receives an unsolicited Acquisition Proposal in writing that the Western Board, acting reasonably and in good faith, determines after consultation with its independent financial advisor and outside legal counsel and subject to certain conditions in the Arrangement Agreement, would, if consummated in accordance with its terms, be reasonably likely to lead to a Superior Proposal and the Western Board determines that its failure to consider or participate in such discussions would be inconsistent with its fiduciary duties under applicable laws. In such event, the Western Board may, subject to execution of an appropriate confidentiality agreement, provide the person making the Acquisition Proposal access to Western's material non-public information.

If the Western Board determines that an Acquisition Proposal would be a Superior Proposal, it must give Glamis five business days notice of the Board's intention to accept, approve, recommend or enter into an agreement relating to such Acquisition Proposal. If the notice is given less than five business days prior to the Meeting, Western will, unless otherwise mutually agreed with Glamis, adjourn the Meeting to a time that is not less than five business days after the time the notice of the Superior Proposal was given.

During the five day period, Glamis may offer to amend the terms of the Arrangement. If Glamis makes an amended offer, the Western Board will determine if the Acquisition Proposal is no longer a Superior Proposal. If the Western Board determines the Acquisition Proposal is no longer a Superior Proposal, Western will accept the amended Glamis offer, enter into an amendment of the Arrangement Agreement and, if necessary, adjourn the Meeting to allow Western to prepare an amendment to this Information Circular and to forward such to the Western Shareholders. If the Western Board continues to believe that the Acquisition Proposal remains a Superior Proposal, Western may terminate the Arrangement Agreement, in which case Western will pay Glamis the Break Fee equal to 3.5% of the aggregate market value of the Western Shares (calculated on a fully diluted basis), based on the volume weighted average trading prices per Western Share on the TSX on the trading day immediately preceding the date of termination. Upon termination and payment of 50% of the fee prior to or concurrent with the termination, Western may accept, approve, recommend or enter into an agreement, understanding or arrangement in respect of the Superior Proposal and Western will pay the remaining 50% of the fee on the earlier of (i) the date on which the Superior Proposal is completed and (ii) 120 days from the date on which the first 50% of the fee is paid.

The Arrangement Agreement also provides that the Break Fee will be payable by Western if:

1.

the Arrangement Resolution is not approved by the Western Shareholders at the Meeting and: (A) a bona fide Acquisition Proposal has been publicly announced or made by any person other than Glamis prior to the Meeting and not withdrawn more than three business days prior to the Meeting, and (B) Western enters into an agreement with respect to an Acquisition Proposal, or an

Acquisition Proposal is consummated, with such person, after the date of such termination of the Arrangement Agreement and prior to the expiration of 12 months following the date of such termination of the Arrangement Agreement; and

2.	if the Western Board withdraws or modifies in a manner adverse to Glamis, its approval or recommendation of the Arrangement (whether in compliance with the Arrangement Agreement or not).

Western and Glamis have agreed that the Break Fee represents a reasonable estimate of Glamis’ costs and expenses of the Arrangement Agreement and the transactions contemplated by the Arrangement Agreement together with an amount to compensate Glamis for the loss of the business opportunity. Western’s failure to obtain the approval of its shareholders, except in the circumstances described above, applicable regulatory approvals, the Court or other third party approvals, after having taken all reasonable steps to attempt to obtain same or the exercise of Dissent Rights by greater than one (1)% of Western Shareholders will not create an obligation to pay the Break Fee.

AMENDMENT AND TERMINATION OF ARRANGEMENT AGREEMENT

The Arrangement Agreement may be amended, at any time before or after the holding of the Western Meeting, but not later than the date on which the Final Order and other documentation giving effect to the Arrangement are sent to the Registrar for filing by written agreement of the parties to:

1.	change the time for performance of any of the obligations or acts of the parties;

2.	waive any inaccuracies or modify any representation or warranty contained in the Arrangement Agreement or in any document delivered pursuant hereto;

3.	waive compliance with or modify any of the covenants contained in the Arrangement Agreement and waive or modify performance of any of the obligations of the parties; and

4.	waive compliance with or modify any conditions precedent contained in the Arrangement Agreement.

Provided however that notwithstanding the foregoing and except as otherwise provided in the Arrangement Agreement, the terms of the Arrangement Agreement may not be amended in a manner materially prejudicial to the Western Shareholders without the approval of the Court and of the Western Shareholders given by an affirmative vote of two-thirds of the votes cast by the Western Shareholders at a duly convened meeting of Western Shareholders or as may be ordered by the Court.

The Arrangement Agreement may be terminated at any time prior to the Effective Date, in the circumstances specified in the Arrangement Agreement, including:

1.	by mutual written consent of Western and Glamis;

2.	by either Western or Glamis in the event the conditions precedent of the Arrangement Agreement are not satisfied, or waived by the party to whom they are of benefit;

3.	by either Western or Glamis if the Western Shareholders fail to approve the Arrangement Resolution or if the Meeting has not been held by the Termination Date;

4.	by Western following receipt of, and in order to accept or recommend, a Superior Proposal and subject to the provisions of the Arrangement Agreement regarding Superior Proposals; or

5.	by Glamis if the Board of Directors of Western withdraws or modifies in a manner adverse to Glamis its approval or recommendation of the Arrangement.

AMENDMENT AND TERMINATION OF THE PLAN OF ARRANGEMENT

The Plan of Arrangement may be amended, modified and/or supplemented as follows:

1.	at any time prior to the Effective Date provided that any such amendment, modification or supplement must be contained in a written document that is filed with the Court;

2.

except as may otherwise be provided in the Interim Order, any amendment, modification or supplement to the Plan of Arrangement may be proposed by Glamis, Western and Western Copper at any time with or without any other prior notice or communication to Western Shareholders prior to the Meeting and if approved by Western Shareholders at the Meeting will become part of the Plan of Arrangement for all purposes;

3.

Subject to paragraph 4 below, if such amendment, modification or supplement is made following the Meeting, it must be approved by the Court and if required by the Court, communicated to Western Shareholders and will become part of the Plan of Arrangement upon completion of all the conditions required in the Court approval; and

4.

Any amendment, modification or supplement to the Plan of Arrangement may be made by Glamis, Western and Western Copper without approval of the Western Shareholders provided that it concerns a matter which, in the reasonable opinion of Glamis, Western and Western Copper, is to reflect a change of an administrative or ministerial nature required to better give effect to the implementation of the Plan of Arrangement provided it is not materially adverse to the financial or economic interests of any of the Western Shareholders.

The Plan of Arrangement will automatically terminate and be of no further force and effect upon the termination of the Arrangement Agreement in accordance with its terms.

CONDUCT OF MEETING AND OTHER APPROVALS

Court Approval of the Arrangement

In order for the Arrangement to be effected, the BCBCA requires the Arrangement Agreement to be approved by a Special Resolution (the Arrangement Resolution) passed by the Western Shareholders. The complete text of the Arrangement Resolution to be presented to the Meeting is set forth in Schedule "A" to this Information Circular. The Arrangement Resolution must be approved by a majority of at least two-thirds of the votes of those Western Shareholders who either are present at the Meeting and vote either in person or by proxy or who are not in attendance at the Meeting but through a valid proxy submitted in respect of the Meeting.

The Arrangement, under the BCBCA, requires the approval of the Court.

On March 31, 2006, prior to mailing of the material in respect of the Meeting, Western obtained an Interim Order providing for the calling and holding of the Meeting and other procedural matters and issued a Notice of Application for the final order (the "Final Order") to approve the Arrangement. Attached to this Information Circular are copies of the Interim Order as Schedule "F" and the notice of application (the "Notice of Application") for the Final Order as Schedule "G" to this Information Circular.

The Court hearing in respect of the Final Order is scheduled to take place at 10:00 a.m., Vancouver time, on May 2, 2006, following the Meeting or as soon thereafter as counsel for Western may be heard, at the Courthouse, 800 Smithe Street, Vancouver, British Columbia, subject to the approval of the Arrangement Resolution at the Meeting. Western Shareholders who wish to participate in or be represented at the Court hearing should consult with their legal advisors as to the necessary requirements.

At the Court hearing, Western Shareholders and creditors of Western who wish to participate or to be represented or to present evidence or argument may do so, subject to the rules of the Court. Although the authority of the Court is very broad under the BCBCA, Western has been advised by counsel that the Court will consider, among other things, the fairness and reasonableness of the terms and conditions of the Arrangement and the rights and interests of every person affected. The Court may approve the Arrangement as proposed or as amended in any manner as the Court may direct. The Court’s approval is required for the Arrangement to become effective and the Court has been informed that if such approval is obtained, this will constitute the basis for the Section 3(a)(10) Exemption under the U.S. Securities Act with respect to, among other things, Glamis Shares, Western Copper Shares, Glamis New Options and Western Copper Options to be issued pursuant to the Arrangement as described below under "Securities Laws Considerations – U.S. Securities Laws". In addition, it is a condition of the Arrangement that the Court will have determined, prior to approving the Final Order, that the terms and conditions of the exchanges of shares and stock options contemplated by the Arrangement are fair to those Western Shareholders and holders of Western Stock Options to whom securities will be issued upon completion of the Arrangement.

Under the terms of the Interim Order, each Western Shareholder will have the right to appear and make representations at the application for the Final Order. Any person desiring to appear at the hearing to be held by the Court to approve the Arrangement pursuant to the Notice of Application is required to file with the Court and serve upon Western at the address set out below, on or before 12:00 p.m., Vancouver time, on April 28, 2006, a notice of his, her or its intention to appear ("Appearance Notice"), including his, her or its address for service, together with any evidence or materials which are to be presented to the Court. The Appearance Notice and supporting materials must be delivered, within the time specified, to Western at the following address:

Attention: c/o Jennifer Merrick
Blake, Cassels & Graydon LLP
Barristers and Solicitors
Suite 2600, Three Bentall Centre
595 Burrard Street, PO Box 49314
Vancouver, British Columbia V7X 1L3

Regulatory Approvals

If the Arrangement Resolution is approved by the requisite majority of Western Shareholders, final approval of the Court must be obtained for all of the transactions contemplated by the Arrangement in order for the Arrangement to be completed.

Glamis Shares and Western Shares currently trade on the TSX and acceptance of the Arrangement by the TSX is required. The TSX has conditionally approved the Arrangement in respect to both Companies subject to filing the usual documents at the closing of the Arrangement. In addition, certain filings will be required to be made with the NYSE in respect to Glamis and with AMEX in respect to Western. Application will be made for listing of the Western Copper Shares on the TSX. Any listing will be subject to meeting TSX original listing requirements and there is no assurance such a listing will be obtained.

Shareholders of Western should be aware that the foregoing approvals have not yet been given by the regulatory authorities referred to above. Western cannot provide any assurances that such approvals will be obtained.

FEES AND EXPENSES

All expenses incurred in connection with the Arrangement and the transactions contemplated thereby shall be paid by the party incurring such expenses, subject to the provisions related to the Break Fee as described under "Arrangement Agreement".

RIGHTS OF DISSENTING SHAREHOLDERS

Western Shareholders who wish to dissent should take note that the procedures for dissenting to the Arrangement require strict compliance with the applicable dissent procedures.

As indicated in the Notice of the Meeting, any holder of Western Shares is entitled to be paid the fair value of his shares in accordance with Section 245 of the BCBCA if such holder duly dissents to the Arrangement and the Arrangement becomes effective. A Western Shareholder is not entitled to dissent with respect to such holder's shares if such holder votes any of those shares in favour of the special resolution authorizing the Arrangement.

The Plan of Arrangement provides that Western Shareholders who duly exercise dissent rights with respect to their Western Shares (the "Dissenting Shares") and who are ultimately entitled to be paid fair value for those shares will be deemed to have transferred their Dissenting Shares which will have been redesignated as Western Class B Shares to Western Copper immediately before the Effective Date in consideration of Western Copper agreeing to be solely responsible for paying the fair value for the Dissenting Shares. If the dissenting Western Shareholders are not entitled, for any reason, to be paid for their Dissenting Shares, they will be deemed to have participated in the Arrangement on the same basis as a non-dissenting Western Shareholder and will receive Glamis Shares and Western Copper Shares on the same basis as every other non-dissenting Western Shareholder. In no case, however, will Western be required to recognize such persons as holding Western Shares on or after the Effective Date.

If a Western Shareholder exercises the dissent right, Glamis and Western Copper will on the Effective Date set aside a number of Glamis Shares and Western Copper Shares, respectively, which is attributable under the Arrangement to the Western Shares for which Dissent Rights have been exercised. If the dissenting Western Shareholder is ultimately not entitled to be paid for their Dissenting Shares which have been redesignated as Western Class B Shares in accordance with the Plan of Arrangement, they will be deemed to have participated in the Arrangement on the same basis as the non-dissenting Western Shareholders and Glamis and Western Copper will distribute to such Western Shareholder the Glamis Shares and Western Copper Shares that the Western Shareholder is entitled to receive pursuant to the terms of the Arrangement. If a Western Shareholder duly complies with the Dissent Procedures and is ultimately entitled to be paid for their Dissenting Shares, Western Copper will pay the amount to be paid in respect of the dissenting Western Shares and in consideration therefor, Western Copper will be deemed to have acquired the Dissenting Shares, which have been redesignated as Western Class B Shares and will be deemed to have participated in the Arrangement on the same basis as the non-dissenting Western Shareholders (except that Western Copper will not be entitled to receive Western Copper Shares) and Glamis will be deemed to have distributed to Western Copper the Glamis Shares that Western Copper is entitled to receive in exchange for the Dissenting Shares which have been redesignated as Western Class B Shares and exchanged for Western Class A Shares pursuant to the terms of the Arrangement. Western Copper will pay Western 3.5815% of the direct out of pocket costs incurred by Western in dealing with the Dissent Procedures.

A brief summary of the provisions of Sections 237 to 247 of the BCBCA is set out below.

Section 242 of the BCBCA

A dissenting Western Shareholder has until 10:00 a.m. on April 27, 2006 to send to Western with respect to the special resolution authorizing the Arrangement a written notice of dissent pursuant to Section 242 of the BCBCA by registered mail. After the special resolution is approved by the Western Shareholders and if Western notifies the dissenting Western Shareholder of its intention to act upon the special resolution pursuant to Section 243 of the BCBCA, the dissenting Western Shareholder is then required within one month after Western gives such notice, to send to Western a written notice that such holder requires it to purchase all of the shares in respect of which such holder has given notice of dissent, together with the share certificate or certificates representing those shares (including a written statement prepared in accordance with Section 244(1)(c) of the BCBCA if the dissent is being exercised by the Western Shareholder on behalf of a beneficial holder) whereupon the dissenting Western Shareholder is bound to sell and Western is bound to purchase those shares.

A dissenting Western Shareholder who has duly complied with the aforementioned provisions of Section 242, or Western may apply to the Court for an order requiring such holder's shares to be purchased, fixing the price and terms of the purchase and sale or ordering that they may be determined by arbitration or by reference to the Registrar, or a referee of the Court, and the Court may make such order and such consequential orders or directions as the Court considers appropriate. There is no obligation on Western to make application to the Court. The dissenting Western Shareholder will be entitled to receive the fair value of the Western Shares held by such holder as of the day before the Meeting or such later date on which the special resolution to authorize the Arrangement is passed.

Addresses for Notice

All notices to Western of dissent to the Arrangement pursuant to Section 242 of the BCBCA should be sent to:

Western Silver Corporation
Attention: The Secretary
Suite 2050, 1111 W. Georgia Street
Vancouver, BC V6E 4M3

Strict Compliance with Dissent Provisions Required

The foregoing summary does not purport to provide a comprehensive statement of the procedures to be followed by a dissenting Western Shareholder who seeks payment of the fair value of his Western Shares. Sections 237 to 247 of the BCBCA require strict adherence to the procedures established therein and failure to do so may result in the loss of all dissenter's rights. Accordingly, each Western Shareholder who might desire to exercise the dissenter's rights should carefully consider and comply with the provisions of the section, the full text of which is set out in Schedule "H" to this Information Circular, and consult such holder's legal advisor.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

Because the tax consequences of the Arrangement may vary depending upon the particular circumstances of each shareholder and other factors, Western Shareholders are urged to consult with their own tax advisers to determine the particular tax consequences to them of the Arrangement.

In the opinion of Thorsteinssons LLP, tax counsel to Western, the following summary fairly describes the principal Canadian federal income tax considerations relating to the Arrangement generally applicable to Western Shareholders who, for purposes of the Income Tax Act (Canada) (the "ITA") (i) hold their Western Shares, and will hold their Glamis Shares and Western Copper Shares, as capital property, (ii) deal at arm’s length with Western, Glamis, and Western Copper, and (iii) are not affiliated with Western, Glamis, or Western Copper

Western Shares, Glamis Shares and Western Copper Shares will generally be considered to be capital property to a holder thereof, unless the shares are held in the course of carrying on a business or were acquired in a transaction considered to be an adventure in the nature of trade. Certain shareholders who are resident in Canada and who might not otherwise be considered to hold such shares as capital property may be entitled to have them treated as capital property by making the election provided by subsection 39(4) of the ITA. Any person contemplating making a subsection 39(4) election should consult their tax adviser for advice as to whether the election is available or advisable in their particular circumstances.

This summary is not applicable to a Western Shareholder (i) that is a “financial institution” for the purposes of the mark-to-market rules contained in the ITA, or (ii) who has acquired Western Shares upon the exercise of an employee stock option.

This summary is based upon the current provisions of the ITA, the regulations thereunder (the "Regulations"), and counsel’s understanding of the current administrative practices and policies of the Canada Revenue Agency (the “CRA”). This summary also takes into account all specific proposals to amend the ITA and Regulations (the "Proposed Amendments") announced by the Minister of Finance (Canada) prior to the date hereof, and assumes that all Proposed Amendments will be enacted in their present form. However, there can be no assurance that the Proposed Amendments will be enacted in the form proposed, or at all. Except for the Proposed Amendments, this summary does not take into account or anticipate any changes in law, whether by legislative, governmental, or judicial action or decision, nor does it take into account provincial, territorial or foreign income tax considerations, which may differ from the Canadian federal income tax considerations discussed below. An advance income tax ruling will not be sought from the CRA in respect of the Arrangement.

This summary is of a general nature only, and is not exhaustive of all possible Canadian federal income tax considerations. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any Western Shareholder. Accordingly, Western Shareholders should consult their own tax advisers for advice as to the income tax consequences to them of the Arrangement in their particular circumstances.

Shareholders Resident in Canada

The following portion of the summary is applicable to a Western Shareholder who is resident, or deemed to be resident, in Canada for purposes of the ITA.

Exchange of Western Class B Shares for Class A Shares and Western Copper Shares

Western has informed counsel that the amount expected to be the fair market value of all Western Copper Shares when they are distributed is substantially lower than the amount that will be the paid-up capital of all Western Class B Shares (the redesignated Western Shares) immediately before the distribution of Western Copper Shares. Accordingly, Western is not expected to be deemed to have paid a dividend as a result of the distribution of Western Copper Shares. In the event that the fair market value of all Western Copper Shares at the time of distribution were to exceed the paid-up capital of all Western Class B Shares immediately before the distribution, Western would be deemed to have paid a dividend on the Western

Class B Shares equal to the amount of the excess, and each holder of Western Class B Shares would be deemed to have received a pro rata portion of the dividend, based on the proportion of Western Class B Shares held.

Assuming that the fair market value of all Western Copper Shares at the time of distribution does not exceed the paid-up capital of all Western Class B Shares immediately before the distribution, a Western Shareholder whose Western Class B Shares are exchanged for Western Class A Shares and Western Copper Shares will be considered to have disposed of the Western Class B Shares for proceeds of disposition equal to the greater of the adjusted cost base to the shareholder of the Western Class B Shares immediately before the exchange (which will equal the adjusted cost base to the shareholder of the Western Shares immediately before their redesignation) and the fair market value of the Western Copper Shares at the time of their distribution. Consequently, the Western Shareholder will realize a capital gain to the extent that the fair market value of the Western Copper Shares exceeds the adjusted cost base of the shareholder’s Western Class B Shares. In the event that the fair market value of all Western Copper Shares at the time of distribution were to exceed the paid-up capital of all Western Class B Shares immediately before the distribution, the proceeds of disposition of the shareholder’s Western Class B Shares would be reduced by the amount of the deemed dividend referred to in the previous paragraph that the shareholder is deemed to have received. See “Taxation of Capital Gains and Losses” below for a general description of the treatment of capital gains and losses under the ITA.

The cost to a Western Shareholder of Western Class A Shares acquired on the exchange will be equal to the amount, if any, by which the adjusted cost base to the shareholder of the shareholder’s Western Class B Shares immediately before the exchange exceeds the fair market value of the Western Copper Shares at the time of their distribution. The cost to a Western Shareholder of Western Copper Shares acquired on the exchange will be equal to the fair market value of the Western Copper Shares at the time of their distribution.

Exchange of Class A Shares for Glamis Shares

A Western Shareholder whose Western Class A Shares are exchanged for Glamis Shares will (unless the shareholder chooses otherwise, as discussed in the next paragraph) be deemed to have disposed of the Western Class A Shares for proceeds of disposition equal to the adjusted cost base to the shareholder of those shares immediately before the exchange. Consequently, the shareholder will realize neither a capital gain nor a capital loss as a result of the exchange. The shareholder will be deemed to have acquired the Glamis Shares at a cost equal to the proceeds of disposition of the Western Class A Shares. If the shareholder owns any other Glamis Shares as capital property at the time of the exchange, the cost of all Glamis Shares owned by the shareholder immediately after the exchange will be determined by averaging the cost of the shares acquired on the exchange with the adjusted cost base of those other shares. Based on the current administrative practice of the CRA, where a Western Shareholder receives cash in lieu of a fraction of a Glamis Share, the tax consequences just discussed will apply to the shareholder if the shareholder reduces, by the amount of the cash, the adjusted cost base of the Glamis Shares acquired on the exchange. Alternatively, the shareholder may treat that number of Western Class A Shares corresponding to the fractional Glamis Share as having been disposed of for proceeds of disposition equal to the cash amount. The tax consequences just discussed would apply in this case with respect to the shareholder’s Western Class A Shares that are exchanged for Glamis Shares.

The tax consequences discussed in the previous paragraph will not apply to a Western Shareholder who chooses to report, in the shareholder’s return of income for the taxation year in which the exchange occurs, a capital gain or loss in respect of the disposition of the shareholder’s Western Class A Shares. In this case, the shareholder will realize a capital gain (or capital loss) equal to the amount by which the fair market value of the Glamis Shares, plus any cash in lieu of a fractional share, exceeds (or is less than) the adjusted cost base to the shareholder of the Western Class A Shares immediately before the exchange. Under the current provisions of the ITA, the recognition of a capital loss so realized may be deferred if the shareholder is a corporation, trust or partnership. However, under the Proposed Amendments, the recognition of a capital loss so realized will generally not be deferred. See “Taxation of Capital Gains and Losses” below for a general description of the treatment of capital gains and losses under the ITA. If the shareholder chooses to report a capital gain or capital loss, the cost of Glamis Shares acquired by the shareholder will equal the fair market value of the Western Class A Shares at the time of the exchange less the amount of cash received, subject to the averaging discussed above where the shareholder owns other Glamis Shares as capital property at the time of the exchange.

Dividends on Glamis Shares and Western Copper Shares

In the case of a Western Shareholder who is an individual, dividends received or deemed to be received on Glamis Shares or Western Copper Shares will be included in computing the individual’s income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations.

In the case of a Western Shareholder that is a corporation, dividends received or deemed to be received on Glamis Shares or Western Copper Shares will be included in computing the corporation’s income and will generally be deductible in computing its taxable income. A “private corporation” (as defined in the ITA) or any other corporation controlled or deemed to be controlled by or for the benefit of an individual or a related group of individuals may be liable under Part IV of the ITA to pay a refundable tax of 331/3% on dividends received or deemed to be received on Glamis Shares or Western Copper Shares to the extent that such dividends are deductible in computing the corporation’s taxable income.

Disposition of Glamis Shares and Western Copper Shares

The disposition or deemed disposition of Glamis Shares or Western Copper Shares by a holder will generally result in a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of those shares immediately before the disposition. See “Taxation of Capital Gains and Losses” below for a general description of the treatment of capital gains and losses under the ITA.

Taxation of Capital Gains and Losses

One-half of any capital gain (a “taxable capital gain”) realized by a Western Shareholder in a taxation year will be included in the shareholder’s income for the year. One-half of any capital loss (an “allowable capital loss”) realized by the shareholder in a year may be deducted against taxable capital gains realized in the year. Any excess of allowable capital losses over taxable capital gains in a taxation year may be carried back up to three taxation years or forward indefinitely and deducted against net taxable capital gains in those other years, to the extent and in the circumstances specified in the ITA.

If the Western Shareholder is a corporation, the amount of any capital loss arising from a disposition or deemed disposition of a Western Class A Share, a Glamis Share or a Western Copper Share may be reduced by the amount of certain dividends received or deemed to be received by the corporation on the share, to the extent and under circumstances specified by the ITA. Similar rules may apply where the corporation is a member of a partnership or beneficiary of a trust that owns shares, or where a partnership or trust of which the corporation is a member or beneficiary is a member of a partnership or a beneficiary of a trust that owns shares.

Alternative Minimum Tax on Individuals

A Western Shareholder who is an individual (including certain trusts and estates) is subject to alternative minimum tax under the ITA. This tax is computed by reference to adjusted taxable income. Eighty per cent of capital gains (net of capital losses) and the actual amount of taxable dividends (not including any gross-up) are included in determining the adjusted taxable income of an individual. Any additional tax payable by an individual under the minimum tax provisions may be carried forward and applied against certain tax otherwise payable in any of the seven immediately following taxation years, to the extent specified by the ITA.

Additional Refundable Tax on Canadian-Controlled Private Corporations

A Western Shareholder that is a “Canadian-controlled private corporation” (as defined in the ITA) may be liable to pay an additional refundable tax of 62/3% on certain investment income, including amounts in respect of net taxable capital gains, and dividends or deemed dividends not deductible in computing taxable income.

Dissenting Shareholders

A Western Shareholder who, consequent upon the exercise of Dissent Rights, disposes of Western Class B shares (the redesignated Western Shares) to Western Copper in consideration for a cash payment from Western Copper, will be considered to have disposed of the Western Class B Shares for proceeds of disposition equal to the cash payment (other than the portion of the payment that is interest awarded by a court). The dissenting shareholder will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of the Western Class B Shares immediately before the disposition (which will equal the adjusted cost base to the dissenting shareholder of the dissenting shareholder’s Western Shares immediately before their redesignation). See “Taxation of Capital Gains and Losses” above for a general description of the treatment of capital gains and losses under the ITA.

There is a risk that the CRA may attempt to apply the general anti-avoidance rule in the ITA to alter the tax consequence discussed in the previous paragraph. Western Shareholders who are considering the exercise of Dissent Rights should consult with their tax advisers regarding the tax consequences of doing so.

Interest awarded by a court to a dissenting shareholder will be included in the shareholder’s income for purposes of the ITA.

Eligibility for Investment

The Western Class A Shares will, while held by Western Shareholders pursuant to the Arrangement, be qualified investments under the ITA for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, and registered education savings plans (“Registered Plans”).

The Glamis Shares will be qualified investments under the ITA for Registered Plans at a particular time, provided that, at that time, the shares are listed on a prescribed stock exchange (which includes the TSX) or Glamis is a “public corporation” as defined in the Tax Act.

The Western Copper Shares will be qualified investments under the ITA for Registered Plans at a particular time, provided that, at that time, the shares are listed on a prescribed stock exchange at that time or Western Copper is a “public corporation” as defined in the ITA. If the shares are not listed on a prescribed stock exchange at the time they are issued pursuant to the Arrangement, but they become listed on a prescribed stock exchange in Canada before the due date for Western Copper’s first income tax return and Western Copper makes the appropriate election in that return, the shares will be considered to be a qualified investment for Registered Plans from their date of issue.

Shareholders Not Resident in Canada

The following portion of the summary is applicable to a Western Shareholder who (i) has not been, is not, and will not be resident or deemed to be resident in Canada for purposes of the ITA, and (ii) does not and will not use or hold, and is not and will not be deemed to use or hold, Western Shares, Glamis Shares or Western Copper Shares in connection with carrying on a business in Canada (a “Non-Resident Shareholder”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Shareholder that is an insurer carrying on business in Canada and elsewhere.

Receipt of Western Copper Shares

The discussion above, under “Shareholders Resident in Canada – Exchange of Class B Shares for Class A Shares and Western Copper Shares”, of the deemed dividend potentially resulting from the distribution of Western Copper Shares also applies to a Non-Resident Shareholder. Based on the information provided by Western, as noted in the above discussion, Western is not expected to be deemed to have paid a dividend as a result of the distribution of the Western Copper Shares. In the event that Western were deemed to have paid a dividend, the portion of the dividend deemed to have been received by a NonResident Shareholder would be subject to withholding tax under the ITA.

Share Exchanges and Subsequent Dispositions of Shares

A Non-Resident Shareholder who participates in the Arrangement will not be subject to tax under the ITA on any capital gain realized on the exchange of Western Class B Shares (the redesignated Western Shares) for Western Class A Shares and Western Copper Shares, or on the exchange of Western Class A Shares for Glamis Shares, provided that either the shares disposed of do not constitute taxable Canadian property of the Non-Resident Shareholder at the Effective Date or an applicable income tax treaty exempts the capital gain from tax under the ITA.

Similarly, any capital gain realized by a Non-Resident Shareholder on the disposition or deemed disposition of Glamis Shares or Western Copper Shares acquired pursuant to the Arrangement will not be subject to tax under the ITA provided that either the shares do not constitute taxable Canadian property of the Non-Resident Shareholder at the time of disposition or an applicable income tax treaty exempts the capital gain from tax under the ITA.

Generally, a share of a corporation owned by a Non-Resident Shareholder will not be taxable Canadian property of the Non-Resident Shareholder at a particular time provided that (i) the share is listed on a prescribed stock exchange (which includes the TSX), (ii) neither the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder does not deal at arm’s length, nor the Non-Resident Shareholder together with all such persons has owned 25% or more of the shares of any class or series of the corporation within the previous five years, and (iii) the share was not acquired in a transaction as a result of which the share was deemed to be taxable Canadian property of the Non-Resident Shareholder. Western has informed counsel that the Western Class A Shares and the Western Class B Shares will be listed on the TSX at the time such shares are exchanged pursuant to the Arrangement.

In the case of a Non-Resident Shareholder that is a resident of the United States for purposes of the Canada-United States Income Tax Convention (the “U.S. Treaty”), any gain realized by the Non-

Resident Shareholder on a disposition of Western Class B Shares, Western Class A Shares, Glamis Shares, or Western Copper Shares that would otherwise be subject to tax under the ITA will be exempt from tax pursuant to the U.S. Treaty provided that the value of such shares is not derived principally from real property situated in Canada.

In the event that a Western Class B Share, Western Class A Share, Glamis Share, or Western Copper Share constitutes taxable Canadian property of a Non-Resident Shareholder and any capital gain that would be realized on the exchange or disposition of the share is not exempt from tax under the ITA pursuant to an applicable income tax treaty, then the tax consequences discussed above, for Western Shareholders who are resident in Canada, under “Exchange of Class B Shares for Class A Shares and Western Copper Shares”, “Exchange of Class A Shares for Glamis Shares”, and “Disposition of Glamis Shares and Western Copper Shares”, as applicable, and under “Taxation of Capital Gains and Losses” will generally apply.

Reporting and withholding obligations apply under section 116 of the ITA when a person who is not resident in Canada for purposes of the ITA disposes of taxable Canadian property, other than excluded property. Excluded property includes shares of a class of shares of a corporation, if the class of shares is listed on a prescribed stock exchange. As noted above, Western has informed counsel that the Western Class A Shares and the Western Class B Shares will be listed on the TSX at the time such shares are exchanged pursuant to the Arrangement. Accordingly, the reporting and withholding obligations will not apply with respect to the exchange of a Non-Resident Shareholder’s Western Class B Shares or Western Class A Shares that are taxable Canadian property.

Dividends on Glamis Shares and Western Copper Shares

Dividends paid, deemed to be paid, or credited on Glamis Shares or Western Copper Shares to a NonResident Shareholder will be subject to withholding tax under the ITA at a rate of 25% unless the rate is reduced by an applicable income tax treaty. In the case of a beneficial owner of dividends who is a resident of the United States for purposes of the U.S. Treaty and who owns less than 10% of the voting stock of Glamis or Western Copper, as the case may be, the rate of withholding tax on dividends will be reduced to 15%.

Dissenting Shareholders

A Non-Resident Shareholder who, consequent upon the exercise of Dissent Rights, disposes of Western Class B shares (the redesignated Western Shares) to Western Copper in consideration for a cash payment from Western Copper, will be considered to realize a capital gain or loss as discussed above under “Shareholders Resident in Canada – Dissenting Shareholders”. The same general considerations apply as discussed above under “Share Exchanges and Subsequent Dispositions of Shares” in determining whether a capital gain will be subject to tax under the ITA.

Interest received by a Non-Resident Shareholder consequent upon the exercise of Dissent Rights will be subject to withholding tax under the ITA at a rate of 25% unless the rate is reduced by an applicable income tax treaty. In the case of a beneficial owner of interest who is a resident of the United States for purposes of the U.S. Treaty, the rate of withholding tax on interest will be reduced to 10%.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

Scope of This Disclosure

The following discussion is a summary of the anticipated material U.S. federal income tax consequences arising from and relating to the distribution of Western Copper Shares in the manner described below (the "Distribution"), the exchange of Western Shares for Glamis Shares in the manner described below (the "Exchange") and the consequent ownership and possible disposition of Western Copper Shares and Glamis Shares that are generally applicable to U.S. Holders (as defined below) of Western Shares. This summary is limited to Western Shareholders who are "United States persons" and hold their Western Shares (and will hold Western Copper Shares following the Distribution and Glamis Shares following the Exchange) as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the "Code") ("U.S. Holders"). For purposes of this summary, a "United States person" is: (i) a citizen or individual resident of the United States, (ii) a corporation or other entity taxable as a corporation that is created or organized under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income tax regardless of its source, or (iv) any trust if a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust.

This summary is for general information only and does not address all aspects of United States federal income taxation that may be relevant to a U.S. Holder in light of the U.S. Holder's particular circumstances, or to U.S. Holders that may be subject to special treatment under the Code (including, without limitation, certain financial institutions, real estate investment trusts, tax-exempt organizations, qualified retirement plans, individual retirement accounts, regulated investment companies, insurance companies, and brokers and dealers or traders in securities or currencies, insurance companies, persons holding stock as part of a straddle, hedge, conversion transaction or other integrated investment, persons whose functional currency is not the United States dollar, and persons who may have acquired their Western Shares (or who will acquire Glamis Shares or Western Copper Shares) through the exercise of employee stock options or otherwise as compensation). This summary also does not address the tax treatment of U.S. Holders that hold their Western Shares (or will hold Glamis Shares or Western Copper Shares) through a partnership or other pass-through entity, persons subject to the alternative minimum tax, and persons who own their Western Shares (or will own Glamis Shares or Western Copper Shares) other than as a capital asset as defined in the Code. This summary does not address aspects of U.S. taxation other than U.S. federal income taxation, nor does it address any aspects of state, local or foreign tax law.

This summary does not address the U.S. federal income tax consequences of transactions effectuated prior or subsequent to, or concurrently with, the Distribution and the Exchange (whether or not any such transactions are undertaken in connection with the Distribution and the Exchange) including, without limitation, the following: (i) the exercise of any Western Stock Option, warrant or other right to acquire Western Shares (or, post-transaction, Western Copper Shares or Glamis Shares); (ii) the receipt of Western Copper Options or Glamis New Options by a holder of Western Stock Options; (iii) any conversion of one class of shares of Western stock into a different class of shares of Western stock; and (iv) the issuance or exercise of the Western Copper Warrant.

This discussion is based on the Code, existing, temporary and currently proposed regulations promulgated under the Code, and judicial and administrative interpretations thereof, all as of the date hereof and all of which are subject to change, possibly with retroactive effect. Western has not requested any ruling from the United States Internal Revenue Service ("IRS") with respect to the statements made and the conclusions reached in this summary. No assurance can be given that the IRS will agree with such statements and conclusions, or will not take, or a court will not adopt, a position contrary to any position taken herein.

EACH U.S. HOLDER IS URGED TO CONSULT WITH ITS TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF THE DISTRIBUTION, THE EXCHANGE, AND THE CONSEQUENT OWNERSHIP AND POSSIBLE DISPOSITION OF WESTERN COPPER SHARES AND GLAMIS SHARES, INCLUDING THE EFFECTS OF FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX LAWS.

TO ENSURE COMPLIANCE WITH REQUIREMENTS IMPOSED BY THE IRS UNDER TREASURY CIRCULAR 230, WE INFORM YOU THAT (1) ANY DISCUSSION OF U.S. FEDERAL INCOME TAX ISSUES CONTAINED IN THIS INFORMATION CIRCULAR (INCLUDING ANY ATTACHMENTS), UNLESS OTHERWISE SPECIFICALLY STATED, WAS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, FOR THE PURPOSE OF AVOIDING PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE, (2) SUCH DISCUSSION WAS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE ARRANGEMENT OR MATTERS ADDRESSED BY THIS INFORMATION CIRCULAR AND (3) EACH U.S. HOLDER SHOULD SEEK ADVICE BASED UPON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Assumptions Regarding Western, Western Copper and Glamis

This summary is based upon certain understandings and assumptions with respect to the business, assets and shareholders of Western, Western Copper and Glamis, including that neither Western nor Glamis is, nor at any time has been, and neither of them nor Western Copper will be immediately after the Distribution and the Exchange a "controlled foreign corporation" as defined in Section 957 of the Code ("CFC"). Each of Glamis and Western believes that it is not and has never been a CFC and none of Glamis, Western or Western Copper expect to become a CFC in the future. In the event that one or more of such understandings or assumptions proves to be inaccurate, the following summary may not apply and material adverse U.S. federal income tax consequences may result to U.S. Holders.

Treaty Application to Certain Persons

U.S. Holders who do not maintain a substantial presence, permanent home or habitual abode in the U.S. or whose personal and economic relations are not closer to the U.S. than to any other country (other than Canada) may be unable to benefit from the provisions of the Convention Between the United States of America and Canada with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada-U.S. Tax Convention"). These U.S. Holders should consult their own tax advisors concerning the availability of benefits under the Canada-U.S. Tax Convention.

Particular Circumstance of any Particular U.S. Holder Not Addressed

This summary does not take into account the particular facts and circumstances, with respect to U.S. federal income tax issues, of any particular U.S. Holder. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal income tax consequences of the Distribution and the Exchange to them in light of their particular circumstances.

Distribution of Western Copper Shares

The Distribution consists of the series of transactions undertaken pursuant to the Arrangement involving (i) the redesignation of the Western Shares as Western Class B Shares, (ii) the creation of the Western

Class A Shares, (iii) the transfer of Western’s Almoloya Project, Western’s interest in the Carmacks Project and approximately $38 million of cash held by Western (the "Assets") to Western Copper in exchange for Western Copper Shares, (iv) the exchange of the Western Class B Shares, other than those held by Dissenters, for Western Class A Shares and Western Copper Shares, and (v) the cancellation of the Western Class B Shares. This summary assumes that the Distribution will be treated, for U.S. federal income tax purposes, as if Western transferred the Assets to Western Copper in exchange for the Western Copper Shares, and then distributed the Western Copper Shares to the Western Shareholders. Because the Distribution will be effected under the applicable provisions of Canadian law which are technically different from analogous provisions of U.S. corporate law, there can be no assurances that the IRS or a U.S. court would not take a contrary view of the Distribution.

Assuming that the Distribution is treated for U.S. federal income tax purposes in the manner set forth in the paragraph above, the Distribution may or may not qualify as a reorganization within the meaning of subparagraph (D) of Section 368(a)(1) of the Code. A transaction qualifying under one of the subparagraphs of Section 368(a)(1) of the Code is referred to in this discussion as a "Reorganization." In order for the Distribution to qualify as a Reorganization, among other things, Western Copper would have to have been engaged in an "active trade or business" as such term is defined in Section 355 of the Code that has been actively conducted for at least five years immediately prior to the Distribution. It is unclear whether Western Copper would satisfy this requirement and Western Copper may not satisfy other requirements imposed by Section 355 of the Code. No opinion of legal counsel and no ruling from the IRS concerning the U.S. federal income tax consequences of the Distribution has been obtained and none will be requested.

If the Distribution Does Not Qualify as a Reorganization

Subject to the passive foreign investment company ("PFIC") rules discussed below, if the Distribution does not qualify as a Reorganization, U.S. Holders receiving the Western Copper Shares under the Distribution would be required to include in gross income as ordinary income for U.S. federal income tax purposes the fair market value of such Western Copper Shares to the extent that Western has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Any such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's federal taxable income by those who itemize deductions. Western does not believe that it has any accumulated earnings and profits. Whether it will have current earnings and profits will depend on the results of its operations for the current tax year and the amount of gain recognized by it as a result of the Distribution of the Western Copper Shares. While the amount of any current earnings and profits cannot be predicted with certainty, Western believes that either it will have no earnings and profits for the current tax year or that the amount of such earnings and profits will be immaterial. Accordingly, the U.S. Holders either should recognize no ordinary income, or an immaterial amount of ordinary income, as a result of the Distribution. To the extent that the gross fair market value of the Western Copper Shares exceeds the current and accumulated earnings and profits of Western, such excess would be treated first as a return of capital up to the U.S. Holder’s adjusted tax basis in its Western Shares, and thereafter as gain from the sale or exchange of its Western Shares. Such gain generally would be capital gain if such Western Shares were held as capital assets at the time of the Distribution and would be long-term capital gain if the U.S. Holder’s holding period for the Western Shares with respect to which the distribution of Western Copper Shares is made is more than one year at the time of the Distribution. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Preferential tax rates for long-term capital gains are generally applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation. Deductions for capital losses are subject to significant limitations. For U.S. Holders who are not corporations, any unused portion of a net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations, an unused net capital loss may generally be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

If the Distribution Does Qualify as a Reorganization

Subject to (i) the assumptions, limitations and qualifications referred to herein and (ii) the PFIC rules discussed below, if the Distribution qualifies as a Reorganization, the Distribution will result in the following U.S. federal income tax consequences to U.S. Holders:

1.	a U.S. Holder who receives Western Copper Shares in the Distribution would not recognize any gain or loss as a result of the Distribution;

2.

the aggregate basis of Western Shares held by the U.S. Holder would be allocated among such U.S. Holder’s Western Shares and Western Copper Shares in proportion to their relative fair market values; and

3.	the holding period in the Western Copper Shares received by the U.S. Holder in the Distribution would include the holding period of the Western Class B Shares exchanged therefor.

Exchange of Western Class A Shares for Glamis Shares

The Exchange consists of the exchange of Western Class A Shares for Glamis Shares pursuant to the Arrangement. Western believes the Exchange should qualify as a reorganization under subparagraph (B) of Section 368(a)(1) of the Code, which requires, among other things, that Glamis acquire Western Shares solely in exchange for voting stock of Glamis. However, the IRS might seek to characterize the acquisition by Western Copper of the Western Class B Shares held by dissenting Western shareholders and Western Copper’s subsequent participation in the Exchange as an impermissible reimbursement of Western Copper’s payments to dissenters or other similar violation of the "solely for voting stock" requirement of subparagraph (B) of Section 368(a)(1), preventing the Exchange from qualifying as a Reorganization. No opinion of legal counsel and no ruling from the IRS concerning the U.S. federal income tax consequence of the Exchange has been obtained and none will be requested. There can be no assurance that the IRS will not challenge the status of the Exchange as a Reorganization or that the U.S. courts will uphold the status of the Exchange as a Reorganization in the event of an IRS challenge. Each U.S. Holder should consult its own tax advisor regarding the qualification of the Exchange as a Reorganization.

Regardless of whether the Exchange qualifies as a Reorganization, the Exchange may be treated as a fully taxable exchange under the PFIC rules of Sections 1291-1298 of the Code. See "Impact of PFIC Rules on Certain U.S. Holders" below. In addition, if the Exchange qualifies as a Reorganization, the rules of Section 367 of the Code may under certain circumstances impose additional requirements on certain U.S. Holders in order to preserve Reorganization treatment for the Exchange. See "Application of Section 367 to U.S. Holders in the Exchange" below.

If the Exchange qualifies as a Reorganization, and subject to (i) the assumptions, limitations and qualifications referred to herein and (ii) the PFIC rules and the Code Section 367 rules discussed below, the Exchange will result in the following U.S. federal income tax consequences to U.S. Holders of Western Class A Shares:

1.

a U.S. Holder of Western Class A Shares who receives Glamis Shares in the Exchange will not recognize any gain or loss as a result of the Exchange (other than gain or loss recognized on the receipt of cash in lieu of fractional shares of Glamis, as described below);

2.

the aggregate basis of the Glamis Shares received by a U.S. Holder in the Exchange (including fractional shares deemed received and redeemed as described below) will be equal to the aggregate basis of the Western Class A Shares exchanged therefor;

3.	the holding period of the Glamis Shares received by a U.S. Holder will include the holding period of the Western Class A Shares exchanged therefor; and

4.

cash received by a U.S. Holder instead of a fractional share interest in Glamis Shares will be treated as received in redemption of that fractional share interest, and a U.S. Holder should generally recognize gain or loss for U.S. federal income tax purposes measured by the difference between the amount of cash received and the portion of the tax basis of Western Class A Shares allocable to that fractional share interest. This gain or loss should be long-term capital gain or loss if the holding period for the Western Class A Shares (as determined above) is greater than one year at the time of the Exchange.

Information Reporting

If the Exchange qualifies as a Reorganization, U.S. Holders who exchange Western Class A Shares for Glamis Shares in the Exchange will be required to comply with certain reporting requirements and will be required to retain certain records in connection with the Exchange as required by Treasury Regulation §1.368 -3. U.S. Holders of Western Class A Shares are urged to consult their own tax advisors regarding their information reporting and record retention responsibilities arising from the Exchange.

Consequences of Failure of the Exchange to Qualify as a Reorganization

Subject to the PFIC rules discussed below, if the Exchange fails to qualify as a Reorganization, the Exchange would constitute a taxable disposition of Western Class A Shares by U.S. Holders and would result in the following U.S. federal income tax consequences:

1.

a U.S. Holder of Western Class A Shares would recognize gain or loss equal to the difference between (i) the fair market value of Glamis Shares received by such U.S. Holder in the Exchange and any cash received by such U.S. Holder in lieu of a fractional share interest in Glamis Shares and (ii) the adjusted tax basis of such U.S. Holder in such Western Class A Shares exchanged therefore in the Exchange;

2.	the aggregate basis of Glamis Shares received by a U.S. Holder of Western Class A Shares in the Exchange would be equal to the aggregate fair market value of Glamis Shares at the time of receipt; and

3.	the holding period of Glamis Shares received by a U.S. Holder in the Exchange would begin on the day after receipt.

Subject to the PFIC rules discussed below, such gain or loss recognized in the Exchange generally will be capital gain or loss if such Western Class A Shares were held as capital assets at the time of the Exchange and will be long-term capital gain or loss if the U.S. Holder’s holding period for such Western Class A Shares is more than one year at the time of the Exchange. For a summary of the different tax results that a U.S. Holder may face as a result of the PFIC rules, see "Impact of PFIC Rules on Certain U.S. Holders"

below. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Preferential tax rates for long-term capital gains are generally applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation. Deductions for capital losses are subject to significant limitations. For U.S. Holders which are not corporations, any unused portion of a net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations, an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

PFIC Rules

Definition of a PFIC

Section 1297 of the Code generally defines a PFIC as a corporation that is not formed in the U.S. and, for any taxable year, either (i) 75% or more of its gross income is "passive income" or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a CFC or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. For this purpose, the term "passive income" includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. However, gains resulting from commodities transactions are generally excluded from the definition of passive income if "substantially all" of a merchant’s, producer’s or handler’s business is as an active merchant, producer or handler of such commodities.

For purposes of the PFIC income test and assets test, if a foreign corporation owns (directly or indirectly) at least 25% by value of the stock of another corporation, such foreign corporation shall be treated as if it (i) held a proportionate share of the assets of such other corporation, and (ii) received directly its proportionate share of the income of such other corporation. Also, for purposes of such PFIC tests, passive income does not include any interest, dividends, rents or royalties that are received or accrued from a "related" person to the extent such amount is properly allocable to the income of such related person which is not passive income. For these purposes, a person is related with respect to a foreign corporation if such person "controls" the foreign corporation or is controlled by the foreign corporation or by the same persons that control the foreign corporation. For these purposes, "control" means ownership, directly or indirectly, of stock possessing more than 50% of the total voting power of all classes of stock entitled to vote or of the total value of stock of a corporation.

PFIC Status of Western, Western Copper and Glamis

Western believes that it qualified as a PFIC for its most recent fiscal year ended on or prior to the date of the Exchange, qualified as a PFIC in earlier fiscal years and will qualify as a PFIC for its current fiscal year. Western Copper is expected to qualify as a PFIC. It appears that Glamis did not qualify as a PFIC for its most recent fiscal year ended on or prior to the date of the Exchange, will not qualify as a PFIC for its current fiscal year and will not qualify as a PFIC for its taxable year that includes the day after the Exchange. However, there can be no assurances that unanticipated events will not cause Western or Glamis to qualify or fail to qualify as a PFIC or that any determination concerning Western’s and/or Glamis’s current or expected PFIC status will not be challenged by the IRS. See "Impact of PFIC Rules on Certain U.S. Holders."

If a foreign corporation is a PFIC at any time during a U.S. Holder’s holding period (and was not a qualified electing fund ("QEF") as described below), the U.S. Holder will generally continue to be subject to the rules regarding excess distributions and dispositions of PFIC stock discussed below, even if the foreign corporation ceases to be a PFIC, unless certain gain recognition elections are made to "purge" the PFIC taint.

Impact of PFIC Rules on Certain U.S. Holders

The impact of the PFIC rules on a U.S. Holder will depend on whether the U.S. Holder has made a timely and effective election to treat Western as a "qualified electing fund" under Section 1295 of the Code for the tax year that is the first year in the U.S. Holder’s holding period of Western Shares during which Western qualified as a PFIC (a "QEF Election"). A U.S. Holder’s ability to make a QEF election with respect to Western is contingent upon, among other things, the provision by Western of a "PFIC Annual Information Statement" to such U.S. Holder. Western has provided such information statement to U.S. Holders that have requested one. A U.S. Holder of a PFIC who made such a QEF Election may hereinafter be referred to as an "Electing Shareholder" and a U.S. Holder of a PFIC who did not make a QEF Election may hereinafter be referred to as a "Non-Electing Shareholder."

If a U.S. Holder has not made a timely and effective QEF Election with respect to the first year in the U.S. Holder’s holding period in which the Company is a PFIC, such U.S. Holder generally may qualify as an Electing Shareholder by filing on a timely filed U.S. income tax return (including extensions) a QEF Election and a "deemed sale election" to recognize under the rules of Section 1291 of the Code any gain that it would otherwise recognize if the U.S. Holder sold its stock for fair market value on the "qualification date." The qualification date is the first day of Western’s tax year in which Western qualified as a "qualified electing fund" with respect to such U.S. Holder. The deemed sale election can only be made if such U.S. Holder held Western Shares on the qualification date. By timely making such QEF and deemed sale elections, the U.S. Holder will be deemed to have made a timely QEF Election.

The impact of the PFIC rules on a U.S. Holder may also depend on whether the U.S. Holder has made a mark to market election under Section 1296 of the Code. See "Mark to Market Election" below.

Effect of PFIC Rules on the Distribution

Special taxation rules under Section 1291 of the Code apply to certain "excess distributions" made by a PFIC. For this purpose, an excess distribution is generally a distribution received in the current taxable year that is in excess of 125% of the average distributions received with respect to a U.S. Holder’s stock during the three preceding years or, if shorter, the U.S. Holder’s holding period. Assuming Western is and has been a PFIC, if the Distribution does not qualify as a Reorganization, a Non-Electing Shareholder generally would be required to pro rate all excess distributions on its Western Shares over the entire holding period for such Western Shares. All excess distributions allocated to prior years of such Non-Electing Shareholder (other than years prior to the first taxable year of Western during such Non-Electing Shareholder’s holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-Electing Shareholder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-Electing Shareholder that is not a corporation must treat this interest charge as "personal interest" which is wholly nondeductible. The balance of the excess distribution (i.e., amounts allocated to the current year and tax years in the Non-Electing Shareholder’s holding period before the corporation became a PFIC) will be treated as ordinary income in the year of the distribution, and no interest charge will be incurred with respect to such balance. If the Distribution of the Western Copper Shares constitutes an excess distribution with respect to a Non-Electing Shareholder, such Non-Electing Shareholder will be subject to the foregoing tax rules regarding the Western Copper Shares received by such Non-Electing Shareholder.

An Electing Shareholder generally would not be subject to the PFIC rules discussed above but rather would include annually in gross income its pro rata share of the ordinary earnings and net capital gain of the PFIC, whether or not such amounts are actually distributed.

A U.S. Holder who has made a mark-to-market election with respect to its Western Shares generally would not be subject to the PFIC rules discussed above but rather would generally include in income as ordinary income any excess of the fair market value of its Western Shares as of the close of each taxable year over the adjusted basis in such shares. However, if the mark-to-market election is made by a Non-Electing Shareholder after the beginning of its holding period for the PFIC stock, then the Code Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to its Western Class A Shares.

If the Distribution does qualify as a Reorganization, for purposes of the PFIC rules, a U.S. Holder would generally be treated as disposing of all of its Western Shares in exchange for Western Shares and Western Copper Shares and would generally be subject to the PFIC rules as discussed in "Effect of PFIC Rules if the Exchange Qualifies as a Reorganization" below. As discussed below, gain would not generally be recognized on the Distribution by an Electing Shareholder or, assuming that Western is a PFIC and that Western Copper is a PFIC for its taxable year that includes the day after the Distribution, a Non-Electing Shareholder, by reason of the PFIC rules, if the Distribution otherwise qualifies as a Reorganization.

Effect of PFIC Rules if the Exchange Qualifies as a Reorganization

Assuming that Western qualifies as a PFIC, the PFIC rules may cause a U.S. Holder to recognize gain (but not loss) on the Exchange, even if the Exchange otherwise qualifies as a Reorganization. Section 1291(f) of the Code provides that nonrecognition transfers of stock in a PFIC, such as a Reorganization, result in gain recognition for purposes of the excess distribution rules under Section 1291, to the extent provided in regulations.

Treatment of Electing Shareholders

Under proposed Treasury Regulations (the "Proposed Treasury Regulations"), the PFIC rules should not cause an Electing Shareholder to recognize gain in a Reorganization. Thus, the PFIC rules should not result in gain recognition to a U.S. Holder who is an Electing Shareholder with respect to the Exchange, assuming that the Exchange otherwise qualifies as a Reorganization.

Treatment of Non-Electing Shareholders

Under the Proposed Treasury Regulations, a Non-Electing Shareholder does not recognize gain in a Reorganization where the Non-Electing Shareholder transfers stock in a PFIC so long as such Non-Electing Shareholder receives in exchange stock of the same or another corporation that qualifies as a PFIC for its taxable year that includes the day after the transfer. However, a Non-Electing Shareholder does recognize gain (but not loss) in a Reorganization where the Non-Electing Shareholder transfers stock in a PFIC and receives in exchange stock of another corporation that does not qualify as a PFIC for its taxable year that includes the day after the transfer.

As discussed above, it appears that Glamis will not qualify as a PFIC for its taxable year that includes the day after the Exchange. There can be no assurances, however, that unanticipated events will not occur which would cause Glamis to qualify or fail to qualify as a PFIC or that any determination concerning Glamis’s PFIC status will not be challenged by the IRS.

If Glamis does not qualify as a PFIC for its taxable year that includes the day after the Exchange, it appears that, under the foregoing rules contained in the Proposed Treasury Regulations, a Non-Electing Shareholder will recognize gain (but not loss) on the Exchange, regardless of whether the Exchange qualifies as a Reorganization. The amount of any such gain recognized by a Non-Electing Shareholder on the Exchange would be equal to the difference between (i) the fair market value of Glamis Shares received by such Non-Electing Shareholder pursuant to the Exchange and (ii) the adjusted tax basis of such Non-Electing Shareholder in the Western Class A Shares effectively exchanged therefor. Such gain generally would be allocated pro rata over a Non-Electing Shareholder’s holding period for the Western Shares and, to the extent allocable to prior PFIC years, would be subject to tax at the highest rate applicable to ordinary income in such years and result in an interest charge on such tax which is deemed to be deferred.

If Glamis does qualify as a PFIC for its taxable year that includes the day after the Exchange, it appears that, under the foregoing rules contained in the Proposed Treasury Regulations, a Non-Electing Shareholder should not recognize gain in the Exchange, assuming that the Exchange otherwise qualifies as a Reorganization. The Proposed Treasury Regulations require such Non-Electing Shareholders to file certain information regarding the Exchange. Non-Electing Shareholders should consult their U.S. tax advisors regarding these requirements.

Mark to Market Election

U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC may annually elect to mark such stock to its market value (a "mark-to-market election"). If such an election is made, such U.S. Holder generally will not be subject to the special taxation rules of Section 1291 of the Code discussed above. However, if the mark-to-market election is made by a Non-Electing Shareholder after the beginning of the holding period for the PFIC stock, then the Code Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to Western Class A Shares. The Proposed Treasury Regulations described above do not address the impact of a mark-to-market election on a Reorganization involving a PFIC and the IRS has not issued any other meaningful guidance regarding the effect of a mark-to market election on a Reorganization involving a PFIC.

Effect of PFIC Rules if Exchange is a Taxable Transaction

If Western qualifies as a PFIC and the Exchange is treated as a taxable transaction for US. federal income tax purposes, the PFIC rules will apply to gain or loss recognized by a U.S. Holder on the Exchange. Under the PFIC rules, gain recognized by a Non-Electing Shareholder on the Exchange generally would be allocated pro rata over such Non-Electing Shareholder’s holding period for the Western Shares and, to the extent allocable to prior PFIC years, would be subject to tax at the highest rate applicable to ordinary income in such years and result in an interest charge on such tax which is deemed to be deferred.

Gain realized by Electing Shareholders in the event the Exchange does not qualify as a Reorganization will generally not be subject to the PFIC rules discussed above.

If a mark-to-market election is made by a U.S. Holder, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 of the Code applicable to excess distributions discussed above. However, if the mark-to-market election is made by a Non-Electing Shareholder after the beginning of the holding period for PFIC Stock, then the Code Section 1291 rules will apply to certain dispositions of, distributions on, and other amounts taxable with respect to, the Western Class A Shares. Gain or loss recognized on the Exchange by a U.S. Holder who has made a mark to market election generally will be ordinary income or loss (in the case of loss, not to exceed the excess, if any, of (i) the amount included in ordinary income because of such mark to market election for prior taxable years over (ii) the amount allowed as a deduction because of such mark to market election for prior taxable years).

Information Reporting

The Proposed Treasury Regulations issued under Section 1291(f) of the Code provide that U.S. Holders must report certain information to the IRS on Form 8621 with their federal income tax return. Special information reporting requirements apply in the case of certain transfers entitled to nonrecognition treatment. U.S. Holders are urged to consult with their own tax advisors concerning such reporting requirements.

Status of Proposed Regulations

The Proposed Treasury Regulations state that they are to be effective for transactions occurring on or after April 11, 1992. If the Proposed Treasury Regulations are adopted in their current form, the tax consequences to a U.S. Holder of Western Class A Shares should be as set forth in the preceding paragraphs. However, because the Proposed Treasury Regulations have not yet been adopted in final form, they are not currently effective and there is no assurance they will be finally adopted in the form and with the effective date proposed. Nevertheless, the IRS has announced that, in the absence of final Treasury Regulations, taxpayers may apply reasonable interpretations of Code provisions applicable to PFICs and that it considers the rules set forth in the proposed regulations to be reasonable interpretations of those Code provisions.

The PFIC rules are complex and the implementation of certain aspects of the PFIC rules requires the issuance of Treasury Regulations which in many instances have not been promulgated and which may be promulgated and which may have retroactive effect. There can be no assurance that any of these proposals will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion. Accordingly, and due to the complexity of the PFIC rules, U.S. Holders are strongly urged to consult their own tax advisors concerning the impact of these rules on their investment in Western Class A Shares, the Distribution and the Exchange, including, without limitation, whether a QEF Election, "deemed sale" election and "mark-to-market" election may be used to reduce the significant adverse U.S. federal income tax consequences of the PFIC rules.

Application of Section 367 to U.S. Holders in the Exchange

Pursuant to Section 367 of the Code and the Treasury Regulations thereunder, a U.S. Holder of Western Class A Shares who owns, immediately after the Exchange, Glamis Shares representing five percent (5%) or more of the total voting power or total value of all of the outstanding stock of Glamis (a "5% Shareholder") will be required to enter into a gain recognition agreement ("GRA") in order to preserve Reorganization treatment. Special attribution rules under Section 318 of the Code as modified by Section 958(b) of the Code apply in determining the ownership of Glamis Shares by a U.S. Holder, and U.S. Holders are urged to consult their own tax advisors regarding such attribution rules.

Generally, the GRA would require the 5% Shareholder to recognize the gain realized but not recognized pursuant to the Exchange if, before the close of the fifth full taxable year following the close of the taxable year of the Exchange, (i) Glamis were to dispose, in whole or in part (other than in certain nonrecognition transfers) of the Western Class A Shares or (ii) Western were to dispose (other than in certain nonrecognition transfers) of substantially all of its assets. The 5% Shareholder would be required to report such gain on an amended federal income tax return for the taxable year of the Exchange, unless such 5% Shareholder elects in its GRA to recognize such gain in the taxable year that the gain under the GRA is triggered. In addition to tax payable with respect to such gain, the 5% Shareholder would be required to pay interest on such tax as if the tax were payable for the taxable year of the Exchange. Each 5% Shareholder who files a GRA will also be required to file a waiver of the period of limitation on the assessment of tax regarding such gain and an annual certification statement for the term of the GRA. A bond or other security may be required by the IRS in addition to the GRA. Failure to comply with the requirements of the GRA may result in the exchange of Western Class A Shares for Glamis Shares being taxable to the U.S. Holder. Accordingly, each U.S. Holder of Western Class A Shares is urged to consult its own tax advisor as to the necessity of filing a GRA and the terms thereof.

Dissenting U.S. Holders

A U.S. Holder who exercises Dissent Rights will recognize gain or loss on the exchange of such U.S. Holder’s Western Shares for cash in an amount equal to the difference between (i) the amount of cash received and (ii) such holder’s adjusted tax basis in its Western Shares. Subject to the PFIC rules discussed above, such gain or loss generally will be capital gain or loss if such shares were held as capital assets at the time of the Arrangement and will be long-term capital gain or loss if the U.S. Holder’s holding period for such shares is more than one year at such time. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.

Preferential tax rates for long-term capital gains are generally applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation. Deductions for capital losses are subject to significant limitations. For U.S. Holders that are not corporations, any unused portion of such capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations, an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Currency Gains

The fair market value of any Canadian currency received by a U.S. Holder in the Arrangement generally will be based on the rate of exchange on the date of the Arrangement. A subsequent disposition of any Canadian currency received (including its conversion into U.S. currency) generally will give rise to income or loss, treated as ordinary income or loss. U.S. Holders should consult their own tax advisors concerning the U.S. federal income tax consequences of acquiring, holding and disposing of Canadian dollars.

Material U.S. Federal Income Tax Considerations Relating to the Ownership and Disposition of Western Copper or Glamis Shares

The following discussion regarding the treatment of future distributions from, and the sale or exchange of shares of, Western Copper and Glamis is subject to the PFIC rules discussed above. It is expected that Western Copper will be treated as a PFIC.

Taxation of Dividends

Subject to the PFIC rules, for U.S. federal income tax purposes, the gross amount of a distribution by Western Copper or Glamis in respect of Western Copper Shares or Glamis Shares owned by a U.S. Holder, including any amounts of Canadian tax withheld on the distribution, will be treated as dividend income to such U.S. Holder to the extent paid out of the distributing corporation’s current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. That dividend income will not be eligible for the dividends received deduction generally allowed to corporations under Section 243 of the Code. To the extent such distribution exceeds the U.S. Holder’s allocable share of the distributing corporation’s current and accumulated earnings and profits, the excess will be applied first to reduce the U.S. Holder’s basis in its shares in such corporation, and any remaining excess will constitute gain from the deemed sale or exchange of such shares. See "Tax on Sale or Exchange of Shares" below. Dividends paid by Western Copper or Glamis in Canadian dollars will be included in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt thereof by the depositary, regardless of whether the payment is in fact converted into U.S. dollars. If the dividends paid in Canadian dollars are converted into U.S. dollars on the date of receipt, U.S. Holders generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.

For U.S. federal income tax purposes, a U.S. Holder may generally elect to treat Canadian withholding taxes as either a deduction from gross income or, subject to certain limitations, a credit against the U.S. federal income tax liability of that U.S. Holder. The maximum foreign tax credit allowable generally is equal to the U.S. Holder’s U.S. federal income tax liability for the taxable year multiplied by a fraction, the numerator of which is the U.S. Holder’s taxable income from sources without the United States and the denominator of which is the U.S. Holder’s taxable income from all sources for the taxable year. That foreign tax credit limitation is applied separately to different "baskets" of income. For purposes of applying the foreign tax credit limitation, dividends generally are included in the "passive income" basket or, if received by certain holders and certain other conditions are met, the "financial services income" basket for taxable years beginning on or before December 31, 2006 or the "general category" basket for taxable years beginning after December 31, 2006.

Tax on Sale or Exchange of Shares

Subject to the PFIC rules, for U.S. federal income tax purposes, a U.S. Holder generally will recognize gain or loss on any sale, exchange or other disposition of Western Copper Shares or Glamis Shares unless a specific nonrecognition provision applies. That gain or loss will be measured by the difference between (i) the U.S. dollar value of the amount of cash, and the fair market value of any other property received and (ii) the U.S. Holder’s tax basis in the shares disposed of, determined in U.S. dollars. Gain or loss arising from a sale or exchange of Western Copper Shares or Glamis Shares will be capital gain or loss if the shares disposed of are held as capital assets by the U.S. Holder, and will be short term or long term capital gain or loss depending on whether the holding period of the U.S. Holder for such shares exceeds one year. As noted above, a U.S. Holder’s tax basis and holding period in the Western Copper Shares or Glamis Shares generally will equal such U.S. Holder’s tax basis and holding period in the Western Shares exchanged therefor. In general, gain from a sale or exchange of Western Copper Shares or Glamis Shares by a U.S. Holder will be treated as United States source income for foreign tax credit limitation purposes.

U.S. Backup Withholding and Information Reporting

Proceeds from the sale of, and dividends, on Western Copper Shares or Glamis Shares paid within the United States or through certain U.S.-related financial intermediaries are subject to information reporting and may be subject to backup withholding at 28% unless the U.S. Holder (1) is a corporation or other exempt recipient or (2) provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. Any amount withheld from a payment to a U.S. Holder under the backup withholding rules will be allowable as a credit against such U.S. Holder’s U.S. federal income tax liability, provided that the required information is furnished to the U.S. Internal Revenue Service.

No Ruling or Legal Opinion

No opinion of legal counsel and no ruling from the IRS concerning the U.S. federal income tax consequences of the Distribution or the Exchange or any other matter discussed herein has been obtained and none will be requested. This summary is not binding on the IRS and the IRS is not precluded from taking a different position or positions. U.S. Holders should be aware that some of the U.S. federal income tax consequences of the Distribution and the Exchange are governed by provisions of the Code as to which there are no final Treasury Regulations and little or no judicial or administrative guidance.

THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL, BUSINESS OR TAX ADVICE TO ANY PARTICULAR SHAREHOLDER. SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES OF THE DESCRIBED TRANSACTIONS IN THEIR PARTICULAR CIRCUMSTANCES.

MEXICAN INCOME TAX CONSIDERATIONS

Because Western owns mining interests in Mexico, the exchange of Western Class A shares for Glamis Shares may be subject to tax under the income tax laws of Mexico. However, the matter is unclear. If Mexican tax is payable, Canadian and U.S. tax treaties with Mexico provide an exemption from such tax for Western Shareholders entitled to the benefits of such treaties. In order for Western Shareholders to ensure that they may avail themselves of such exemption, prior to the completion of the Arrangement, Western Shareholders should consult their tax advisers.

SECURITIES LAWS CONSIDERATIONS

The following is a brief summary of the securities law considerations applying to the transactions contemplated herein.

Canadian Securities Laws

Each holder is urged to consult such holder's professional advisers to determine the Canadian conditions and restrictions applicable to trades in the Glamis Shares or Western Copper Shares.

Status under Canadian Securities Laws

Western is a "reporting issuer" in all of the Provinces of Canada. The Western Shares currently trade on the TSX and AMEX. After the Arrangement, Western will be a wholly-owned subsidiary of Glamis, the Western Shares will be delisted from the TSX and AMEX and Glamis will apply to the applicable Canadian securities regulators to have Western classified as a non-reporting issuer. Glamis Shares are listed on the TSX and the NYSE and it is a condition of the Arrangement that the Glamis Shares issued in connection with the Arrangement are listed on the TSX and the NYSE. After the Arrangement, Western Copper will be a reporting issuer in the provinces of British Columbia, Alberta, Saskatchewan, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador.

Issuance and Resale of Glamis Shares and Western Copper Shares Under Canadian Securities Laws

The issuance of the Glamis Shares and Glamis New Options pursuant to the Arrangement Agreement and the issuance of Glamis Shares upon exercise of the Glamis New Options will constitute distributions of securities, which are exempt from the registration and prospectus requirements of Canadian securities legislation. The Glamis Shares may be resold in each of the provinces and territories of Canada provided the trade is not a 'control distribution' as defined National Instrument 45-102, no unusual effort is made to prepare the market or create a demand for those securities, no extraordinary commission or consideration is paid in respect of that sale if the selling security holder is an insider or officer of Glamis, the insider or officer has no reasonable grounds to believe that Glamis is in default of securities legislation.

The issuance of the Western Copper Shares and the Western Copper Options pursuant to the Arrangement and the issuance of Western Copper Shares upon exercise of Western Copper Options will constitute distributions of securities, which are exempt from the registration and prospectus requirements of Canadian securities legislation. The Western Copper Shares may be resold in each of the provinces and territories of Canada provided the trade is not a 'control distribution' as defined in National Instrument 45-102 of the Canadian Securities Administrators, no unusual effort is made to prepare the market or create a demand for those securities, no extraordinary commission or consideration is paid to a person or company in respect of the trade and, if the selling security holder is an insider or officer of Western Copper, the insider or officer has no reasonable grounds to believe that Western Copper is in default of securities legislation.

Application will be made for listing of the Western Copper Shares on the TSX. Any listing will be subject to meeting TSX original listing requirements and there is no assurance such a listing will be obtained. As the Western Copper Shares are not listed on a stock exchange and until listed, holders of Western Copper Shares may not have a market for their shares.

U.S. Securities Laws

Status Under U.S. Securities Laws

Each of Glamis, Western Copper and Western is a "foreign private issuer" as defined in under the U.S. Exchange Act. Western Shares are listed for trading on the AMEX and as such Western is subject to the periodic reporting requirements under Section 13(a) of the U.S. Exchange Act. The Western Copper Shares are not listed for trading, and Western Copper does not intend to seek a listing for the Western Copper Shares at this time on a stock exchange in the United States. Glamis Shares are listed for trading on the NYSE and as such Glamis is subject to the periodic reporting requirements under Section 13(a) of the U.S. Exchange Act. Following the Arrangement Western Copper will be subject to periodic reporting requirements under the U.S. Exchange Act.

Issuance and Resale of Glamis Shares and Western Copper Shares Under U.S. Securities Laws

The following discussion is a general overview of certain requirements of U.S. federal securities laws applicable to shareholders of Western in the United States ("U.S. Shareholders"). All U.S. Shareholders are urged to consult with their own legal counsel to ensure that the resale of Glamis Shares and Western Copper Shares issued to them under the Arrangement complies with applicable securities legislation. Further information applicable to U.S. Shareholders is disclosed under the heading "Note to United States Shareholders".

The issuance of the Glamis Shares and Western Copper Shares, and the subsequent resale of these shares held by U.S. Shareholders will be subject to U.S. securities laws, including the U.S. Securities Act.

The following discussion does not address the Canadian securities laws that will apply to the issue of the Glamis Shares or Western Copper Shares or these shares by U.S. Shareholders within Canada. U.S. Shareholders reselling their Glamis Shares or Western Copper Shares in Canada must comply with Canadian securities laws, as outlined elsewhere in this Information Circular.

Exemption from the Registration Requirements of the U.S. Securities Act

The issuance by Glamis of Glamis Shares and the Glamis New Options and by Western Copper of the Western Copper Shares and Western Copper Options respectively, pursuant to the Arrangement will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and will be effected in reliance upon the Section 3(a)(10) Exemption under the U.S. Securities Act and exemptions provided under the securities laws of each state of the United States in which U.S. Shareholders reside. Section 3(a)(10) of the U.S. Securities Act exempts from registration a security which is issued in exchange for outstanding securities where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange have the right to appear, by a court or by a governmental authority expressly authorized by law to grant such approval. Accordingly, the Final Order of the Court will, if granted, constitute a basis for the exemption from the registration requirements of the U.S. Securities Act with respect to the Glamis Shares, Western Copper Shares, Glamis New Options and Western Copper Options issued in connection with the Arrangement.

Resales of Glamis Shares and Western Copper Shares within the United States after the Completion of the Arrangement

The following discussion is limited to the resale of Glamis Shares and Western Copper Shares within the United States. U.S. Shareholders may also resell their shares in limited circumstances outside of the United States in accordance with Regulation S of the U.S. Securities Act ("Regulation S"). The availability of Regulation S for non-United States resales is discussed below under "Resales of Securities Pursuant to Regulation S".

The manner in which a U.S. Shareholder may resell the Glamis Shares or Western Copper Shares issued to such shareholder on completion of the Arrangement within the United States will depend on whether such U.S. Shareholder is an "affiliate" of Glamis, Western Copper or Western prior to the completion of the Arrangement and whether such U.S. Shareholder is an "affiliate" of Glamis or Western Copper after completion of the Arrangement. As defined in Rule 144 under the U.S. Securities Act, an "affiliate" of an issuer is a person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer. Typically, persons who are executive officers, directors or 10% or greater shareholders of an issuer are considered to be its "affiliates". The resale rules applicable to the U.S. Shareholders of Western are summarized below.

Non-Affiliates Before and After the Arrangement

U.S. Shareholders who are not affiliates of Western, Western Copper or Glamis prior to the Arrangement and who will not be affiliates of Glamis or Western Copper after the Arrangement may resell the Glamis Shares or Western Copper Shares issued to them upon closing of the Arrangement in the United States without restriction under the U.S. Securities Act.

Affiliates Before the Arrangement and Non-Affiliates After the Arrangement

U.S. Shareholders who are affiliates of Glamis, Western or Western Copper prior to the Arrangement but will not be affiliates of Glamis or Western Copper after the Arrangement, and who hold their Glamis Shares or Western Copper Shares, as applicable, for a period of one year after the Effective Date, may resell their Glamis Shares or Western Copper Shares, as applicable, without regard to the volume and manner of sale limitations set forth in the following paragraph, subject to the availability of certain public information about Glamis or Western Copper, as applicable. U.S. Shareholders who are affiliates of Glamis or Western Copper prior to the Effective Date who hold their Glamis Shares or Western Copper Shares, as applicable, for a period of two years after the Effective Date may freely resell such shares, provided that such persons have not been an affiliate of Glamis or Western Copper, as applicable, during the three-month period preceding the resale.

Affiliates Before the Arrangement and Affiliates After the Arrangement

U.S. Shareholders who are affiliates of Glamis, Western or Western Copper prior to the Arrangement and who will be affiliates of Glamis or Western Copper after the Arrangement will be subject to restrictions on resale imposed by the U.S. Securities Act with respect to the Glamis Shares or Western Copper Shares issued upon the closing of the Arrangement. These affiliates may not resell their Glamis Shares or Western Copper Shares within the United States unless such shares are registered under the U.S. Securities Act, or an exemption from registration is available, such as the exemption contained in Rule 145(d) promulgated under the U.S. Securities Act. In general, under Rule 145(d), these affiliates will be entitled to resell, in the United States during any three-month period, that number of Glamis Shares or Western Copper Shares, as applicable, that does not exceed the greater of one percent of the then outstanding securities of such class and, if such securities are listed on a United States securities exchange or traded on the NASDAQ stock market, the average weekly trading volume of such securities during the four week period preceding the date of sale, subject to certain restrictions contained in Rule 144 under the U.S. Securities Act as to manner of sale, notice requirements, aggregation rules and the availability of certain public information about Glamis or Western Copper, as applicable.

Resales of Securities Pursuant to Regulation S

U.S. Shareholders receiving Glamis Shares or Western Copper Shares on completion of the Arrangement may, under the U.S. Securities Act, resell their Glamis Shares or Western Copper Shares in an "offshore transaction" in accordance with Regulation S provided the conditions imposed thereunder for offshore resales are satisfied. An "offshore transaction" includes a transaction executed using the facilities of a designated offshore securities exchange, such as the TSX in the case of Glamis, provided the offer of the securities is not made to a person in the United States and neither the seller nor any person acting on the seller's behalf knows the transaction has been pre-arranged with a buyer in the United States.

The availability of the Regulation S "offshore resale" exemption depends in part on whether the U.S. Shareholder is an "affiliate" of Glamis or Western Copper upon completion of the Arrangement. See discussion above of "affiliate" under "Resale of Glamis Shares and Western Copper Shares within the United States after the Completion of the Arrangement". The resale rules applicable to the U.S. Shareholders of Glamis or Western Copper are summarized below.

A U.S. Shareholder who is not an affiliate, or who is an affiliate solely by virtue of being an officer or director, of Glamis or Western Copper after completion of the Arrangement may resell his or her Glamis Shares or Western Copper Shares in "offshore transactions" provided (i) neither the U.S. Shareholder, an affiliate nor any person acting on their behalf engages in "directed selling efforts" in the United States, and (ii) in the case of an officer or director of Glamis or Western Copper, no selling concession, fee or other remuneration is paid in connection with such offer or sale other than the usual and customary broker's commission that would be received by a person executing such transaction as agent. Under Regulation S, "directed selling efforts" are defined as "any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered" in the resale transaction.

Additional restrictions apply to a U.S. Shareholder of Glamis Shares or Western Copper Shares who will be an affiliate of Glamis or Western Copper other than by virtue of his or her status as an officer or director of Glamis or Western Copper.

Exercise of Glamis New Options and Western Copper Options to be Issued in Exchange for the Western Stock Options

Under and as provided in the Arrangement Agreement, Glamis will issue Glamis New Options and Western Copper will issue Western Copper Options on the basis set forth in the Arrangement Agreement. The Glamis Shares and Western Copper Shares issuable upon exercise of such Glamis New Options and Western Copper Options, respectively, have not been registered under the U.S. Securities Act. As a result, the Glamis New Options and Western Copper Options may not be exercised by or on behalf of a person in the United States, and the Glamis Shares or Western Copper Shares issuable upon exercise thereof may not be offered or sold in the United States, unless such Glamis Shares or Western Copper Shares have been registered under the U.S. Securities Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available. Pursuant to the Arrangement Agreement, Glamis has agreed to file a registration statement on Form F-80 within 5 business days after the Effective Date for the purpose of registering such Glamis Shares issuable upon exercise of the Glamis New Options with the SEC.

WESTERN SILVER CORPORATION

The following information is presented on a pre-Arrangement basis and is reflective of the current business, financial and share capital position of Western. See "Glamis Gold Ltd." in this Information Circular for current and pro forma business, financial and share capital information relating to the combined Glamis - Western after giving effect to the Arrangement. See also "Western Copper Corporation – Post-Arrangement" for pro forma business, financial and share capital information relating to Western Copper, post-Arrangement.

NAME AND INCORPORATION

Western was incorporated as Western Copper Holdings Limited under the laws of the Province of British Columbia on July 11, 1984 by registration of its memorandum and articles pursuant to the Company Act (British Columbia). Western increased its authorized capital from 20,000,000 common shares to 100,000,000 common shares on May 8, 1998, and to an unlimited number of common shares on April 4, 2005. Western changed its name to its current name on March 20, 2003.

Western’s registered and records office is located at 595 Howe Street, 10th Floor, Vancouver, British Columbia, V6C 2T5, and its head office and principal place of business is located at Suite 2050, 1111 West Georgia Street, Vancouver, British Columbia, V6E 4M3. Western is a publicly traded mineral exploration company trading on the TSX under the symbol "WTC" and on AMEX under the symbol "WTZ".

DESCRIPTION OF BUSINESS

Western is a Canadian mineral exploration and development company with an emphasis on silver, gold, lead and zinc projects located in North America. Since 2001, Western has focussed almost exclusively on the Peñasquito Project located in Zacatecas State, Mexico. Western also owns a joint venture interest in the San Nicolas project in Mexico with Teck Cominco Limited, 100% of the Carmacks Project in the Yukon Territory, and the Almoloya Project in Mexico. Upon completion of the Arrangement, Western Copper will own the Carmacks and Almoloya Projects and Western, as a wholly-owned subsidiary of Glamis, will own the Peñasquito Project and all other projects.

PEÑASQUITO PROJECT

On November 11, 2005 Western received a technical report entitled "Peñasquito Feasibility Study" (the "Feasibility Study") prepared by M3 Engineering & Technology Corp. ("M3"). The Feasibility Study contained new resource and reserve estimates for the Peñasquito Project and recommended the Company proceed immediately to development. The reserve estimates detailed in the Feasibility Study were prepared under the direction of Conrad E. Huss, P.E., Ph.D. and John M. Marek, P.E., each being independent of Western and a "Qualified Person" as defined in NI 43-101.

Information in this section of this Information Circular of an economic, scientific or technical nature in respect of the Peñasquito Project is based upon the Feasibility Study and has been prepared with the consent of the authors of the report. The executive summary of the Feasibility Study may be viewed on SEDAR at www.sedar.com and on the Western's website at www.westernsilvercorp.com. Additional information is contained in Western's Annual Information Form which is also filed on SEDAR at www.sedar.com and is incorporated by reference into this Information Circular.

Property Description and Location

The Peñasquito Project is situated in the western half of the Concepcíon del Oro district in the north-east corner of Zacatecas State, Mexico, approximately 200 km north-east of the city of Zacatecas. The Peñasquito Project is contained within 5 exploitation and 3 exploration concessions which cover approximately 30,000 hectares.

A 2% NSR royalty is owed to Kennecott on production from both the Chile Colorado and Peñasco locations. A further 3% NSR royalty is owed to Grupo Industrial de Coahuila S.A. de C.V. as assignee from Minera Catasillas, S.A. de C.V., on the El Peñasquito, Las Peñas, La Peña, Mazapil and Mazapil 2 concessions. This obligation may be purchased by Western at any time for the sum of U.S. $5 million.

Mineral Resource and Mineral Reserve Estimates

Mineral Resource Estimate:

Mineral resources for the Peñasquito Project are classified according to the "CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines" prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council August 20, 2000. Conrad E. Huss, P.E., Ph.D. and John M. Marek, P.E. were the independent Qualified Persons who prepared the mineral resource estimate.

The following table summarizes the Peñasquito resources by Measured, Indicated and Inferred classifications. The resource is with a geometry defined by the end of September 2005 spot metal prices. This geometry bounds a resource, which has potential extraction by open pit mining. The tabulation of this resource used NSR values based on September 2005 M3 metal prices.

Estimated Resource Potential by Open Pit

Measured Category	Million Tonnes	Cut-Off	Silver g/tonne	Gold g/tonne	Lead %	Zinc %
Peñasco Oxide Resource	16.0	1.30	25.09	0.247	-	-
Peñasco Mixed Resource	11.6	1.30	26.49	0.288	-	-
Peñasco Sulphide Resource	59.4	3.60	30.93	0.628	0.38	0.77

Chile Colorado Oxide Resource	15.8	1.30	19.36	0.216	-	-
Chile Colorado Mixed Resource	4.8	1.30	20.45	0.225	-	-
Chile Colorado Sulphide Resource	137.0	4.18	33.36	0.321	0.31	0.79

Azul Oxide Resource	1.0	1.30	25.90	0.162	-	-
Azul Mixed Resource	1.5	1.30	25.68	0.187	-	-
Azul Sulphide Resource	26.4	4.18	32.50	0.201	0.37	0.75

El Sotol Oxide Resource	0.0	1.30
El Sotol Mixed Resource	0.0	1.30
El Sotol Sulphide Resource	0.1	3.60	18.22	0.296	0.31	0.55

Total Oxide	32.9		22.36	0.230	-	-
Total Mixed	17.9		24.79	0.263	-	-
Total Sulphide	222.9		32.60	0.389	0.34	0.78

Indicated Category	Million Tonnes	Cut-Off	Silver g/tonne	Gold g/tonne	Lead %	Zinc %
Peñasco Oxide Resource	11.8	1.30	25.22	0.301	-	-
Peñasco Mixed Resource	12.8	1.30	25.46	0.425	-	-
Peñasco Sulphide Resource	222.3	3.60	28.62	0.601	0.28	0.67

Chile Colorado Oxide Resource	3.2	1.30	13.35	0.192	-	-
Chile Colorado Mixed Resource	2.3	1.30	20.31	0.189	-	-
Chile Colorado Sulphide Resource	51.4	4.18	20.45	0.247	0.17	0.53

Azul Oxide Resource	5.8	1.30	21.48	0.157	-	-
Azul Mixed Resource	2.2	1.30	36.01	0.143	-	-
Azul Sulphide Resource	81.4	4.18	27.52	0.150	0.33	0.68

El Sotol Oxide Resource	1.4	1.30	21.91	0.241	-	-
El Sotol Mixed Resource	0.0	1.30
El Sotol Sulphide Resource	3.1	3.60	17.35	0.297	0.28	0.55

Total Oxide	22.2		22.32	0.244	-	-
Total Mixed	17.3		26.14	0.357	-	-
Total Sulphide	358.1		27.10	0.445	0.28	0.65

Estimated Resource Potential by Open Pit (Continued)

Inferred Category	Million Tonnes	Cut-Off	Silver g/tonne	Gold g/tonne	Lead %	Zinc %
Peñasco Oxide Resource	2.1	1.30	21.42	0.244	-	-
Peñasco Mixed Resource	2.1	1.30	23.29	0.723	-	-
Peñasco Sulphide Resource	101.5	3.60	24.97	0.569	0.22	0.59

Chile Colorado Oxide Resource	1.6	1.30	14.36	0.139	-	-
Chile Colorado Mixed Resource	2.2	1.30	22.27	0.148	-	-
Chile Colorado Sulphide Resource	52.9	4.18	23.60	0.223	0.19	0.53

Azul Oxide Resource	9.5	1.30	16.10	0.156	-	-
Azul Mixed Resource	2.2	1.30	22.27	0.148	-	-
Azul Sulphide Resource	68.7	4.18	25.50	0.174	0.33	0.66

El Sotol Oxide Resource	2.1	1.30	20.13	0.174	-	-
El Sotol Mixed Resource	0.0	1.30
El Sotol Sulphide Resource	1.7	3.60	20.32	0.257	0.34	0.57

Total Oxide	15.4		17.20	0.169	-	-
Total Mixed	6.4		22.90	0.338	-	-
Total Sulphide	224.9		24.77	0.365	0.25	0.60

Mineral Reserve Estimate (for sulphides, mixed and oxides):

The proven and probable reserves for the Peñasquito Project are contained within an engineered pit design based on a floating cone analysis of the resource block model using the measured and indicated resources. Conrad E. Huss, P.E., Ph.D. and John M. Marek, P.E. were the independent Qualified Persons who prepared the mineral reserve estimate. Proven and probable reserves are derived from measured and indicated resources respectively that fall within the pit boundary. The figures obtained for metallurgical recovery, revenue and costs were combined to assign NSR figures for each block in the resource model. The NSR values assigned to the block models for the purpose of developing the pit geometry are based on lower metal prices than those used to tabulate the reserve within the final pit. The prices used for the development of the pit geometry were $5.50/oz Ag, $350/oz Au, $0.30/lb Pb and $0.45/lb Zn.

Based on the calculated operating costs from previous studies and an overall pit slope angles based on earlier pit designs, a number of theoretical pit shell runs were calculated. The "final" pit shell in both deposits was based on a $0.65/tonne mining cost for rock and $0.50/tonne for overburden, an additional 2.0 -cent per bench of depth below the 1980 elevation to both ore and waste and a discount rate of 1% per bench or 8% per year assuming on average 8 benches are mined per year along the final wall. Overall slope angles ranged from 39o to 46o in Peñasco and 37o to 44o in Chile Colorado – Azul. The floating cone runs did generate a pit shell in the Azul and El Sotol deposits, but for this study they were not included in the reserve or mine production schedule.

The reserve summary is the sum of a mine production schedule using the proven and probable tonnages from the two pit designs. The sulphide material reports to a flotation mill and the oxide plus mixed material reports to a run-of-mine, heap leach. The NSR values used to tabulate the reserves within the final pits are based on metal prices of: $6.62/oz Ag, $432/oz Au, $0.35/lb Pb and $0.51/lb Zn. These prices are the M3 reporting metal prices as of the end of September 2005.

Project Open Pit Reserve Summary

	Category	Ktonnes	Ag, g/tonne	Au g/tonne	Pb, %	Zn, %
Sulphides: Mill ore (1)
Chile Colorado	Proven	81,810	37.58	0.332	0.37	0.87
Peñasco	Proven	38,742	26.42	0.484	0.32	0.59
Total, Proven Pit Reserve		120,552	33.99	0.381	0.35	0.78

Chile Colorado	Probable	6,937	20.75	0.268	0.18	0.56
Peñasco	Probable	130,326	27.17	0.639	0.28	0.61
Total, Probable Pit Reserve		137,263	26.85	0.620	0.27	0.61

Mill Ore, Combined Proven & Probable		257,815	30.19	0.508	0.31	0.69

Oxides + Mixed: Leach ore (2)
Chile Colorado	Proven	20,530	19.63	0.218	-	-
Peñasco	Proven	27,565	25.65	0.263	-	-
Total, Proven Pit Reserve		48,095	23.08	0.244	-	-

Chile Colorado	Probable	5,027	16.14	0.194	-	-
Peñasco	Probable	24,204	25.35	0.358	-	-
Total, Probable Pit Reserve		29,231	23.76	0.330	-	-

Leach Ore, Combined Proven & Probable		77,326	23.34	0.277	-	-

NSR values based on $6.62/oz Ag, $432/oz Au, $0.35/lb Pb, $0.51/lb Zn (end of September 2005 M3 pricing).

(1)	Sulphides are reported at a U.S.$3.60/tonne NSR cut-off for Peñasco and $4.18/tonne for Chile Colorado.

(2)	Leach tonnage is reported at a U.S.$1.30/tonne NSR cut-off.

Proposed Mining Operations

The Chile Colorado and Peñasco mine plan will, pursuant to the Feasibility Study, provide sulphide ore to a conventional mill – flotation plant that will produce two concentrates for sale: a lead concentrate and a zinc concentrate. Both concentrates will have gold and silver credits. In addition, the mine plan will provide oxide and mixed ores to a heap leaching facility that will produce a silver and gold doré.

The average annual mining rate during the projected 18 year mine life is estimated in the Feasibility Study to be 15.2 million tonnes of sulphide ore per year from Year 2 through Year 18, 5.5 million tonnes of leach ore per year from Year 1 through Year 14, and nominally 40.3 million tonnes of waste per year from Year 1 through Year 15. The total estimate of the material to be mined per year peaks at 73.0 million tonnes (208,600 tpd) during Years 3 through 12.

The current proven and probable ore reserves for the Peñasquito Project are 257.8 million tonnes of sulphide ore and 77.3 million tonnes of leach ore, with a life of mine waste to ore ratio of 1:1.94. Commercial sulphide ore production is scheduled for 17 years.

The Feasibility Study provides for mining to begin in the Peñasco pit, which provides the only sulphide mill feed through Year 10, and continues to provide mill feed through Year 13. Under the Feasibility Study, waste stripping would begin in the Chile Colorado pit in Year 9. Sulphide ore is mined during Years 11 through 18. The sulphide mill feed would be from both pits during Years 11, 12 and 13.

Metallurgy

Over 350 metallurgical tests were undertaken on sulphide ore, and a further 91 tests were undertaken on oxide ore. These tests revealed that recoveries in the Peñasco Pit correlated with three basic ore categories: breccia, intrusive and sedimentary. Recoveries in the Chile Colorado pit tests have not yet revealed an obvious correlation, and work is ongoing to determine if any correlation exists and to improve recoveries.

For the Peñasco Breccia, which makes up about 85% of the Peñasco deposit, projected recoveries are 89% for Silver, 77% for gold, 92% for zinc and 92% for lead. The recoveries for silver and gold from the heap leach are presently estimated as: 1) Peñasco oxide and mixed ores, gold 58%, silver 26%; and 2) Chile Colorado oxide and mixed ores, gold 57%, silver 23%.

Testing continues to further optimize recoveries.

No agreements have been made with any smelters and no discussions have been entered into with a view to concluding any agreements. Not withstanding this, several smelter operators have expressed interest in entering into discussions. Samples of the concentrates have been provided to those requesting it. Market research has been performed by a specialist consultant and incorporated into the Feasibility Study.

Environmental Considerations

Federal laws primarily regulate mining in Mexico, however there are several permit programs subject to state and local jurisdiction. The key permits are the Environmental Impact Manifest (MIA), the Risk Study and the Land Use Change Study, all of which are regulated by the Secretary of Environment and Natural Resources (SEMARNAT) which is the chief agency regulating environmental matters in Mexico.

The application for the MIA has been made and SEMARNAT is reviwing the application, although official receipt is subject to authorization by certain affected land owners. A separate MIA must be prepared for the power line once the final alignment is established. This MIA does not require a risk analysis.

An aquifer study has been submitted to the National Water Commission (CNA), the agency which has authority over all matters concerning water rights and activities that affect ground and surface water supplies, including activities in the floodplains. The aquifer study has identified adequate water for the project and work is in progress to secure this water. A release letter from National Institure of Anthropology and History (INAH) has been obtained.

AUTHORIZED AND ISSUED SHARE CAPITAL

The authorized capital of Western consists of an unlimited number of common shares without par value of which 48,864,680 Western Shares are issued and outstanding as at the date of this Information Circular.

Holders of Western Shares are entitled to one vote per share at all meetings of Western Shareholders. Holders of Western Shares are entitled to receive a pro rata share of the assets of Western available for distribution to holders of Western Shares in the event of liquidation, dissolution or winding-up of Western. All Western Shares rank pari passu, each with the other, as to all benefits, which might accrue to the holders of Western Shares.

CONSOLIDATED CAPITALIZATION

There has been no material change in the capital of Western since the date of the comparative financial statements for the most recently completed financial year. Western Shareholders are referred to Western's financial statements which are incorporated by reference herein.

STOCK OPTION PLAN

In 2005 the Company adopted a 10% rolling stock option plan (the "Plan"). The Plan also amended and restated the Company's prior outstanding stock option plans, a 1996 plan, a 1999 plan, a 2000 plan and a 2002 plan (the "Prior Plans"), each with a fixed number of shares that could be issued under such Prior Plan, such that the Plan is the only stock option plan. Stock options which are outstanding under the Prior Plans are rolled into the Plan and are governed by the Plan except to the extent they are inconsistent with the Plan in which case they are governed by the stock option agreement evidencing their issuance.

The effect of the Plan is that at any point in time, the Company may have stock options outstanding for the purchase of up to 10% of issued capital. Additional stock options may be granted as additional shares are issued. As at the date of this Information Circular, up to 4,886,468 shares may be issued. Under the Plan, the Company has outstanding stock options for an aggregate of 2,394,901 shares (4.9% of the issued capital). Based upon the issued capital of the Company as at the date of this Information Circular and the number of currently outstanding stock options, the Company can issue an additional 2,491,567 stock options (5.1% of the issued capital).

The purpose of the Plan is to attract and motivate directors, officers, employees of and service providers to the Company and its subsidiaries (collectively the "Optionees") and thereby advance the Company's interests by affording such persons with an opportunity to acquire an equity interest in the Company through the stock options. The Plan authorizes the Board of Directors (or Compensation Committee) to grant stock options to the Optionees on the following terms:

1.

The number of shares subject to each stock option is determined by the Board of Directors (or Compensation Committee) provided that the Plan, together with all other previously established or proposed share compensation arrangements, may not result in:

	a.	the number of common shares of the Company reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the outstanding issue;

	b.	the issuance, to insiders of the Company of a number of common shares of the Company exceeding, within a one year period, 10% of the outstanding issue; or

	c.	the issuance, to any one insider of the Company and such insider’s associates, of a number of common shares of the Company exceeding, within a one year period, 10% of the outstanding issue.

The outstanding issue is determined on the basis of the number of common shares of the Company outstanding immediately prior to any share issuance, excluding shares issued pursuant to share compensation arrangements over the preceding one-year period.

2.

The maximum number of common shares of the Company which may be issued pursuant to stock options granted under the Plan, unless otherwise approved by shareholders, is 10% of the issued and outstanding common shares at the time of the grant. Any increase in the issued and outstanding common shares will result in an increase in the available number of common shares issuable under the Plan, and any exercises of stock options will make new grants available under the plan.

3.	The Plan must be approved and ratified by shareholders every three years.

4.	The exercise price of an option may not be set at less than the closing price of the common shares of the Company on the TSX on the trading day immediately preceding the date of grant of the option.

5.

The options may be exercisable for a period of up to ten years, such period and any vesting schedule to be determined by the Board of Directors (or Compensation Committee) of the Company, and are non-assignable, except in certain circumstances.

6.

The options can be exercised by the Optionee as long as the Optionee is a director, officer, employee or service provider to the Company or its subsidiaries or within a period of not more than 30 days after ceasing to be a director, officer, employee or service provider or, if the Optionee dies, within one year from the date of the Optionee's death.

7.	On the receipt of a takeover bid, issuer bid, going private transaction or change of control, any unvested options shall be immediately exercisable.

8.	The Directors may from time to time in the absolute discretion of the Directors amend, modify and change the provisions of an option or the Plan without obtaining approval of shareholders to:

	a.	make amendments of a "housekeeping" nature;

	b.	change vesting provisions;

c.	change termination provisions for an insider provided that the expiry date does not extend beyond the original expiry date;

d.	change termination provisions which does extend beyond the original expiry date for an optionee who is not an insider;

e.	reduce the exercise price of an option for an optionee who is not an insider; and

f.	make any other amendments of a non-material nature which are approved by the TSX.

All other amendments will require approval of shareholders and the TSX.

RISK FACTORS

Readers are referred to the risk factors contained in Western's Annual Information Form incorporated by reference into this Information Circular as well as the risk factors relating to the Arrangement described under "Arrangement – Arrangement Risk Factors".

EXPERTS

Information of an economic (including economic analysis), scientific or technical nature in respect of the Company’s mineral projects and properties is contained in this Information Circular based upon the Technical Report entitled "Peñasquito Feasibility Study" dated November, 2005 prepared by Conrad E. Huss, P.E., Ph.D. and John M. Marek, P.E., each of whom is a "qualified person" for the purposes of NI 43-101.

The Fairness Opinion contained in this Information Circular was prepared by Macquarie North America Ltd.

The Canadian tax disclosure contained under the heading "Canadian Federal Income Tax Considerations in this Information Circular was prepared by Thorsteinssons LLP.

Each of the above named experts has advised Western that they, as a group, beneficially own, directly or indirectly, less than one percent of the outstanding Western Shares.

LEGAL PROCEEDINGS

Western has been advised that a writ was filed in October 2005 in the British Columbia Supreme Court against Western and Major Drilling Group International Ltd. (Major). The writ was filed by one of Western's consultants with respect to an accident that occurred during the Company's exploration program in 2003. Under its contract with Major, Western believes that it would be fully indemnified by Major if any damages were awarded against the Company. No damage amount is set out in the writ and the writ has not been served on Western.

AUDITORS

The auditors of Western, appointed on March 27, 1986, are PricewaterhouseCoopers LLP, Chartered Accountants, of Suite 700, 250 Howe Street, Vancouver, British Columbia, V6C 3S7.

GLAMIS GOLD LTD.

INFORMATION CONCERNING GLAMIS

Capitalized terms used in under the heading "Glamis Gold Ltd." in this section ("Section") of the Information Circular that are not defined in this Section have the meanings ascribed to such terms elsewhere in this Information Circular.

The information contained in this Section has been prepared by management of Glamis and contains information in respect of the business and affairs of Glamis. Information provided by Glamis is the sole responsibility of Glamis and Western does not assume any responsibility for the accuracy or completeness of such information.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Except for the statements of historical fact contained herein, the information presented in this Section constitutes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes", or variation of such words and phrases that refer to certain actions, events or results to be taken, occur or achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Glamis to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual results of exploration activities, actual results of reclamation activities, the estimation or realization of mineral reserves and resources, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, requirements for additional capital, future prices of gold, possible variations in ore grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, Glamis’ hedging practices, currency fluctuations, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation, as well as those factors discussed under Item 5 in the section entitled "Risk Factors" in Glamis’ Annual Information Form for the year ended December 31, 2005. Although Glamis has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

RISK FACTORS

Glamis’ mining operations are subject to the normal risks of mining, and its profits are subject to numerous factors beyond Glamis’ control. An investment in Glamis common shares involves significant risks, which should be carefully considered by the Western Shareholders. In addition to information set out elsewhere, or incorporated by reference, in this Information Circular, Western Shareholders should carefully consider the risk factors set forth in Glamis’ Annual Information Form for the year ended December 31, 2005 which is incorporated by reference in this Information Circular. Such risk factors could materially affect the future operating results of Glamis and could cause actual events to differ materially from those described in forward-looking statements relating to Glamis. In addition, Western

Shareholders should consider the risk factors associated with the Arrangement described under "Arrangement – Arrangement Risk Factors".

HISTORY AND CURRENT OPERATIONS

Glamis was incorporated under the laws of the Province of British Columbia on September 14, 1972 under the name Renniks Resources Ltd. (N.P.L.). Since incorporation, Glamis has undergone several capital reorganizations and on December 12, 1977 its name was changed to its present name.

Glamis' principal and executive offices are located at 5190 Neil Road, Suite 310, Reno, Nevada, USA 89502. Glamis' registered and records office are located at 1500 – 1055 West Georgia Street, P.O. Box 11117, Vancouver, British Columbia, Canada V6E 4N7. Glamis' operations are conducted in the U.S. through its wholly-owned Nevada subsidiary Glamis Gold Inc. and Glamis Gold, Inc.'s wholly-owned subsidiaries: Glamis Rand Mining Company, Glamis Marigold Mining Company, and Glamis Imperial Corporation, each Nevada corporations. Glamis' principal operations outside of the United States are conducted through Glamis de Mexico S.A. de C.V. and Minas de la Alta Pimeria S.A. de C.V., each Mexican corporations, Minerales Entre Mares Honduras S.A. de C.V., a Honduran corporation, Montana Exploradora de Guatemala S.A., Entre Mares de Guatemala, S.A. and Peridot, S.A., each Guatemalan corporations and Glamis Holdings (Cayman) Ltd., a Cayman Island corporation and International Mineral Finance Corporation, a Barbados corporation, all of which are direct or indirect wholly-owned subsidiaries.

Unless the context indicates otherwise, the term "Glamis'' refers to Glamis together with all of its direct and indirect subsidiaries.

Glamis is engaged in exploration, mine development, and the mining and extraction of precious metals. Glamis commenced gold production at its Picacho Mine in California in 1979 and has been a continuous gold producer since that time. In 2005, Glamis produced gold primarily from the El Sauzal Mine (100% owned) located in Mexico, the Marigold Mine (66 2/3% owned), located in Nevada and the San Martin Mine (100% owned), located in Honduras. During the fourth quarter of 2005 Glamis completed construction of the Marlin Mine (100% owned) located in Guatemala and began commercial production of gold and silver. Glamis estimates that it will produce approximately 670,000 ounces of gold and in excess of 3.0 million ounces of silver in 2006 from its existing properties. This production will come principally from the four mines described above, more details of which are given below under "Summary of Production and Development Activities". In addition, Glamis is preparing a feasibility study on its 100% owned Cerro Blanco Project in Guatemala.

GLAMIS' STRATEGY

The strategy underlying Glamis’ success in the precious metals sector has been to seek quality growth opportunities through acquisitions, both of corporations holding mineral properties and of mineral properties directly. It generally seeks undeveloped assets where it can apply its project development, mine construction and operations skills to generate value for shareholders. It also seeks projects with large, prospective land packages where it can then work to add organic growth of resources and reserves over time through exploration. Growth is an integral part of the overall strategy for Glamis, with total gold production growing from 234,000 ounces in 2004 to 434,000 ounces in 2005, and production of 670,000 ounces of gold and in excess of 3.0 million ounces of silver projected in 2006.

Three corporate acquisitions since 1998 have added significantly to Glamis' growth. The San Martin Mine and Cerro Blanco project came to Glamis through the acquisition of Mar-West Resources Ltd. in 1998. Successful exploration activities and reserve growth at San Martin led to a positive feasibility and project go-ahead in late 1999 and first gold production by December 2000. A feasibility study for the Cerro Blanco is currently being prepared.

Glamis' interest in the Marigold Mine came from the acquisition of Rayrock Resources Inc. in 1999. Through simplification of operations, the operating costs of the Marigold Mine have been reduced and the mineral reserves for this mine have been significantly expanded through exploration.

The El Sauzal Mine and the Marlin Mine came to Glamis through the acquisition of Francisco Gold Corp. in 2002. Glamis immediately began development of the El Sauzal Mine, and commercial gold production was commenced in November 2004. Concurrent exploration efforts at the Marlin Project resulted in the establishment of proven and probable reserves of nearly 2.5 million ounces of gold and 40 million ounces of silver, and the Marlin Mine commenced commercial gold and silver production in December of 2005.

SUMMARY OF RESERVES AND OTHER MINERALIZATION

Proven and Probable Mineral Reserves

The following tables describe Glamis’ proven and probable mineral reserves as at December 31, 2005. Mineral reserves do not reflect losses in the heap leaching and milling processes, but do include allowance for dilution of ore in the mining process. Proven and probable mineral reserves as at December 31, 2005 were calculated based on a gold price of $400 per ounce, and a silver price of $7.00 per ounce. The ounces of gold and silver that will actually be recovered from these reserves will depend on actual gold and silver grades encountered and recovery rates achieved.

Mineral reserves and mineral resources have been calculated as at December 31, 2005 in accordance with definitions adopted in NI 43-101 of the Canadian Securities Administrators. The proven and probable mineral reserves as at December 31, 2005 were determined by employees of Glamis under the supervision of James S. Voorhees, P. Eng., Chief Operating Officer of the Company, who is a "Qualified Person" within the meaning of NI 43-101. These proven and probable mineral reserves were audited by Mine Development Associates, Inc. an entity that is not affiliated with Glamis.

Mine or Project	Gold Reserves as at December 31, 2005
	Proven		Probable		Total
	Tonnes (in thousands)	Gold Grade (ave. gpt)	Tonnes (in thousands)	Gold Grade (ave. gpt)	Tonnes (in thousands)	Gold Grade (ave. gpt)
San Martin	5,533	0.76	5,242	0.76	10,775	0.76
Marigold Mine (66.67%)	32,293	0.75	27,103	0.69	59,396	0.72
El Sauzal Mine	15,088	3.32	733	2.72	15,821	3.29
Marlin Project	3,469	3.40	12,967	4.91	16,436	4.59
Totals	56,383	1.60	46,045	1.92	102,428	1.75

		Silver Reserves as at December 31, 2005
	Proven		Probable		Total
	Tonnes	Silver	Tonnes	Silver	Tonnes	Silver
	(in	Grade	(in	Grade	(in	Grade
Mine or Project	thousands)	(ave. gpt)	thousands)	(ave. gpt)	thousands)	(ave. gpt)
El Sauzal Mine	15,088	3.8	733	2.7	15,821	3.72
Marlin Project	3,469	43.4	12,967	84.8	16,436	76.02
Totals	18,557	11.2	13,700	80.4	32,257	40.6

Other mineralization

In addition to the proven and probable mineral reserves described above, Glamis has delineated certain other measured and indicated and inferred mineral resources. Measured and indicated and inferred mineral resources have not been included in the proven and probable mineral reserve estimates because even though enough drilling has been performed to indicate a sufficient amount and grade to warrant further exploration or development expenditures, these resources have not been subjected to an economic feasibility analysis and therefore do not qualify as proven and probable mineral reserves. The exception to this is the mineralization at the Imperial Project which was reclassified from proven and probable mineral reserves based on the denial of mining permits in January 2001. The measured, indicated and inferred mineral resources of Glamis are not yet known to contain commercially mineable ore bodies and cannot be considered such unless and until further drilling and metallurgical work have been conducted and economic and technical feasibility factors have been examined and favourably determined. Measured, indicated and inferred mineral resources have been calculated solely by employees of Glamis under the supervision of James S. Voorhees, P. Eng., Chief Operating Officer of the Company, who is a "Qualified Person" within the meaning of NI 43-101.

	Gold Resources as at December 31, 2005
	Measured		Indicated		Total(1)
	Tonnes	Gold	Tonnes	Gold	Tonnes	Gold
	(in	Grade	(in	Grade	(in	Grade
Mine or Project	thousands)	(ave. gpt)	thousands)	(ave. gpt)	thousands)	(ave. gpt)
San Martin Mine	7,475	0.79	7,413	0.79	14,888	0.79
Marigold Mine (66.7%)	53,591	0.70	41,650	0.71	95,242	0.70
El Sauzal Mine	19,563	2.75	966	2.27	20,529	2.73
Marlin Mine(2)	4,142	3.24	15,561	4.25	19,703	4.04

Imperial Project	67,877	0.59	14,882	0.51	82,759	0.58
Cerro Blanco Project	-	-	2,517	15.65	2,517	15.65
Totals	152,648	0.99	82,990	1.82	235,638	1.28

(1)	Reserves are a subset of these numbers.

(2)	Includes La Hamaca.

	Gold Resources as at December 31, 2005
	Inferred
Mine or Project	Tonnes (in thousands)	Gold Grade (ave. gpt)
San Martin Mine	17,539	0.32
Marigold Mine (66.7%)	98,721	0.44
El Sauzal Mine	22,832	0.91
Marlin Mine(1)	73,537	0.74

Imperial Project	43,829	0.40
Cerro Blanco Project	1,351	15.31
Totals	257,810	0.63

(1)	Includes La Hamaca.

		Silver Resources as at December 31, 2005
	Measured		Indicated		Total
		Silver		Silver		Silver
	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade
Mine or Project	(in thousands)	(ave. gpt)	(in thousands)	(ave. gpt)	(in thousands)	(ave. gpt)
El Sauzal Mine	19,563	3.8	966	3.8	20,529	3.8
Marlin Mine(1)	4,142	39.3	15,561	74.7	19,703	67.3

Cerro Blanco Project	-	-	2,517	15.65	2,517	72.0
Totals	23,705	11.1	19,044	63.3	42,749	37.1

(1)	Includes La Hamaca.

	Silver Resources as at December 31, 2005
	Inferred
Mine or Project	Tonnes (in thousands)	Silver Grade (ave. gpt)
El Sauzal Mine	22,832	3.8
Marlin Mine(1)	73,537	16.1
Cerro Blanco Project	1,351	59.6
Totals	97,720	13.8

(1)	Includes La Hamaca.

SUMMARY OF PRODUCTION AND DEVELOPMENT PROPERTIES

The following is a summary of the discussion of Glamis’ production and development properties which is contained in Glamis' Annual Information Form dated March 6, 2006 and other documents incorporated herein by reference, together with other supplemental information concerning Glamis.

Gold Production

The following table describes, for the years ended December 31, 2005, 2004 and 2003, gold production from Glamis’ mining operations.

Gold Production (in ounces)

	Year Ended December 31,
Mine	2005	2004	2003
San Martin	81,450	102,152	101,835
Marigold (66.67%)	137,116	94,209	94,796
El Sauzal	191,586	25,053	-
Marlin	23,858	-	-
Rand	-	13,019	33,663
Total Production	434,010	234,433	230,294

Production Costs per Ounce of Gold Produced

The following table describes for the years ended December 31, 2005, 2004 and 2003 the total cash cost of production per ounce related to Glamis’ mining operations. Total cash cost of production includes mining, processing (including transportation and refining), costs associated with movements in production inventories net of pre-production stripping costs (which are capitalized to mine development costs), direct mine overhead costs, local production taxes and royalties, but excludes general and administrative costs at the corporate level, depreciation and depletion and end-of-mine reclamation accruals.

Total Cash Cost of Production per Ounce of Gold Produced

	Year Ended December 31,
Mine	2005	2004	2003
San Martin	US$294	US$191	US$175
Marigold	216	195	172
El Sauzal	137	151	-
Marlin	196	-	-
Rand	-	250	242
Average For All Mines	US$195	US$192	US$184

Cash costs of production should not be considered as an alternative to operating profit or net profit attributable to shareholders, or as an alternative to other Canadian or U.S. generally accepted accounting principle measures and may not be comparable to other similarly titled measures of other companies. However, Glamis believes that cash costs of production per ounce of gold, by mine, is a useful indicator to investors and management of a mine’s performance as it provides: (i) a measure of the mine’s cash margin per ounce, by comparison of the cash operating costs per ounce by mine to the price of gold; (ii) the trend in costs as the mine matures; and (iii) an internal benchmark of performance to allow for comparison against other mines.

El Sauzal Mine, Mexico

General

The El Sauzal Mine is located in the southwest part of Chihuahua State, approximately 250 kilometers southwest of the city of Chihuahua and 15 kilometers east of the Sinoloa State line. The mine is comprised of seven exploration concessions of approximately 40 square miles which are 100%-owned by Glamis. Access to the mine is by way of a road through Sinaloa to the mine site and by air using an airstrip constructed by Glamis. The property ranges in elevation from 325 meters to over 900 meters above mean sea level. The climate in the El Sauzal area is classified as temperate sub-humid, with distinct wet and dry seasons. Rainfall averages 0.8 metres per year.

Operations

The El Sauzal Mine is a conventional open pit operation utilizing shovels and trucks for moving the ore. The current mine plan is based on delivering 5,500 tonnes per day of ore to the process plant at a cut-off grade of 0.8 grams per tonne of gold. The blasted waste rock is used to construct haul roads, with excess material being placed in designated waste dumps around the ultimate pit. All permits required for the mining operations have been obtained.

Production commenced at the El Sauzal Mine in the fourth quarter of 2004, producing approximately 25,053 ounces of gold for that year. In 2005, the mine’s first full year of production, 191,586 ounces of gold were produced. Glamis expects production from the El Sauzal Mine in 2006 to be 217,000 ounces of gold and it expects production from the El Sauzal Mine at least through 2012.

Production

Certain key operating statistics for the El Sauzal Mine are set forth in the following table:

	Year Ended December 31,
Category	2005	2004(1)
Ore mined (tonnes)	2,147,155	563,810
Waste mined (tonnes)	4,524,578	2,523,919
Ore milled (tonnes)	1,663,149	115,601
Average gold assay (grams per tonne	3.91	4.57
milled)
Ounces of gold produced	191,586	25,053

(1)	The Mine commenced production in November 2004.

Exploration

Prior to 2005, attention at El Sauzal was focused on mine construction and little exploration work was conducted. In 2005, US$1.2 million was spent on exploration drilling adjacent to the existing deposit and on surface mapping and sampling on the large land position around the mine to identify surface anomalies for further testing. For 2006, exploration drilling will continue to test target areas near the existing deposit as well as the first of several targets identified elsewhere on the property. A total of US$1.8 million has been budgeted for the 2006 work.

Marlin Mine, Guatemala

General

The Marlin Mine consists of one exploitation concession of approximately 39 square miles in western Guatemala near the city of Huehuetenango. Huehuetenango is approximately a six hour drive from Guatemala City. The mine is accessed by a combination of paved and gravel roads. The area varies in elevation, climate and landscape between tropical lowlands and highland peaks and valleys.

Operations

The Marlin Mine is a combination conventional open pit and underground operation. In its first year of commercial production, the current mine plan is based on delivering increasing tonnages to the process plant throughout during the year until the full mill capacity of 5,000 tonnes per day is sustained. By mid-year, the underground is expected to be fully developed and generating 1,000 tonnes per day of ore, with the remaining 4,000 tonnes per day being sourced from the open pit. Production commenced at the Marlin Mine in the fourth quarter of 2005 with production of 23,858 ounces of gold and 154,649 ounces of silver for that year. The Marlin Mine is expected to produce approximately 254,000 ounces of gold and in excess of 3.0 million ounces of silver in 2006 and production is expected from the Marlin Mine through 2015.

Production

Certain key operating statistics for the Marlin Mine are set forth in the following table:

Year Ended December 31, 2005(1)
Category
Ore mined-underground(tonnes)	7,182
Ore mined-open pit	257,039
Waste mined (tonnes)	329,689
Average gold assay (grams per tonne)	9.06
Ounces of gold produced	23,858
Ounces of silver produced	154,649

(1)	The Mine commenced production in the fourth quarter of 2005.

Exploration

In 2005, exploration activities concentrated on drilling two of the several veins which have been identified in the area of the Marlin Mine. A total of 27 holes were completed during the year at the West Vero zone located 0.7 kilometers south of the main Marlin zone. The Rosa vein was also drilled from the underground mine. Additionally, in-fill drilling at the La Hamaca deposit located 3 kilometers north of Marlin allowed for the conversion of 152,000 ounces of resources to reserves. In 2006, US$5.0 million is budgeted for exploration at and around Marlin, which is expected to include continued drilling at West Vero and Rosa, as well as initial testing of other vein targets on the property.

Financing

In 2004, Glamis signed a loan agreement with International Finance Corporation, a division of the World Bank, providing for up to US$45.0 million in funding for development of the Marlin Mine. The loan is repayable over three years at a six-month LIBOR plus 2.625% -based interest rate. The facility is secured by a pledge of Glamis’ shares in the related Guatemalan subsidiaries. At December 31, 2005, there was US$45.0 million outstanding under the facility at an interest rate of 6.445% . Semi-annual repayments of US$7.5 million are scheduled from January 2007 through July 2009.

On March 4, 2005, Glamis finalized a US$50.0 million revolving credit facility with the Bank of Nova Scotia. The facility is available for drawdown in United States dollars or ounces of silver with repayment at any time during the three-year period ending March 4, 2008 at a bank base rate or LIBOR-based rate (plus 0.25% -1.50% depending on financial ratios), payable according to the quoted rate term. The facility is secured by a pledge of Glamis’ shares in certain U.S. and Mexican mining subsidiaries. At December 31, 2005, there was US$35.0 million outstanding under the facility at an interest rate of 5.57%, which funds were used for development of the Marlin Mine.

Marigold Mine, Nevada

General

Glamis holds a 66 2/3% interest in the Marigold Mine, with the remaining 33 1/3% interest being held by Barrick Gold Corporation. Glamis is the operator of the property pursuant to a general partnership agreement.

The mine is located in Humboldt County, 40 miles southeast of Winnemucca, Nevada at the north end of the Battle Mountain-Eureka Trend that extends through central Nevada. Located five miles south of Valmy, Nevada, the property consists of 32.4 square miles. Royalty rates on leased land range from 3% to 5% of net smelter returns, with rates rising to 7% or 8% on certain parcels depending on the price of gold. The rate for the remaining life of mine is anticipated to average approximately 5.5% .

Operations

Since 2000, all of the production for Glamis' account has come from the operation of the property as a heap leach mine. The mining fleet at Marigold consists of two 40 cubic yard shovels, three 13 cubic yard front end loaders, four 320 ton haul trucks, eleven 190 ton haul trucks and miscellaneous ancillary equipment.

Glamis estimates that the Marigold Mine will produce approximately 118,000 ounces of gold for Glamis’ account during 2006 and Glamis currently expects production from the Marigold Mine through 2014.

Production

Certain key operating statistics for the Marigold Mine are set forth in the following table:

	Year Ended December 31,
Category	2005	2004	2003
Ore mined (tonnes)	5,473,124	5,962,300	4,937,192
Waste mined (tonnes)	22,850,917	21,173,842	18,377,065
Stripping ratio	4.2:1	3.6:1	3.7:1
Average gold assay (grams per tonne)	0.978	0.857	0.823
Ounces of gold produced	137,116	94,209	94,796

Exploration

In 2005, the Company’s share of exploration expenditures at Marigold was US$2.6 million. Work was focused on converting resources to reserves. Primary areas of work were the Target 3, Antler and Basalt pits. Late in the year, exploration drilling for deeper, high grade mineralization began around known favourable targets in the north pediment area. A total of US$2.0 million (the Company’s share) has been budgeted for the 2006 work which will include development work in the north Target and Mackay areas as well as further drilling of the pediment targets at the north end of the property.

San Martin Mine, Honduras

General

The San Martin Mine is located 70 kilometres north of the capital city of Tegucigalpa near the village of San Ignacio. Access is by way of paved and improved gravel roads. Project approval for construction of the San Martin mine was given in November 1999, with the first gold pour occurring in December 2000. The mine is located on a 14,100 hectare concession of which 2,800 hectares is used by the project. Site elevation ranges between 700 and 1100 metres with average precipitation of less than 1 meter per year.

Operations

The San Martin Mine is an open-pit heap-leach mine, designed to be a low cost operation. Glamis currently expects to mine an average of 9.4 million tonnes per year for the next four years, over 50% of which is expected to be ore. Mining is by conventional truck and loader operations. The fleet is primarily composed of used equipment from prior operations of Glamis, and consists of nine 77 tonne haul trucks, four 11 cubic meter front-end-loaders, two blasthole drills, and assorted support equipment for the maintenance of roads and dumps. Ore is shipped directly to the leach pad as run-of-mine material.

Glamis expects production from the San Martin Mine to be approximately 81,000 ounces of gold in 2006 and expects production from the San Martin Mine through 2010.

Production

Certain key operating statistics for the San Martin Mine are set forth in the following table:

	Year Ended December 31,
Category	2005	2004	2003
Ore mined (tonnes)	5,200,062	5,539,070	6,504,834
Waste mined (tonnes)	4,051,534	2,852,573	1,787,564
Stripping ratio	0.779	0.52:1	0.27:1
Average gold assay (grams per tonne)	0.682	0.823	0.926
Ounces of gold produced	81,450	102,152	101.835

Cerro Blanco Project, Guatemala

General

The Cerro Blanco project is located 125 kilometres west of Guatemala City near the town of Asuncion Mita. Elevations at the project range between 450 and 600 metres with average rain fall of about 1.25 metres per year. The exploration concession for this project covers an area of 15.25 square kilometres.

Development

A total of 264 exploration holes have been completed on the project totalling 55,745 meters. Initial exploration work and drill data was geared towards defining an open-pit resource; however, subsequent drilling identified a number of narrower, high-grade intercepts. In response, Glamis changed the development scope to underground mining with potential operating synergies with the Marlin Mine. Initiation of a feasibility study began in 2005. US$14.9 million is budgeted for exploration and feasibility work on the Cerro Blanco project in 2006.

Dee Joint Venture Project, Nevada

General

The Dee property, located in Elko County, Nevada, consists of 6.3 square miles of unpatented mining claims along the Carlin Trend in north eastern Nevada. The property lies immediately south of Meridian Gold Inc.’s Rossi property and immediately northwest of Newmont Mining Company’s Bootstrap property. Dee is subject to a minimum royalty of US$0.2 million per year. The Dee property is owned 40% by Glamis Marigold Mining Company. The Dee property was acquired in 1999 as part of the acquisition of Rayrock. In June 2004, Barrick Gold Corporation ("Barrick") completed its earn-in of a 60% share of the Dee property by expending US$6.5 million on exploration activities.

Exploration

In 2005, Barrick announced a discovery of Carlin-style oxide mineralization on the Dee property known as South Arturo. The drilling in 2005 consisted of 28 holes for a total of 13,332 meters and the Company’s share of the exploration program was US$1.6 million. In 2006, Barrick continues to drill test the South Arturo discovery, with the Company’s share of the exploration program currently budgeted at US$1.6 million.

Exploration

Glamis exploration expenditures were US$15.7 million during 2005, of which US$6.2 million was capitalized. Capitalized exploration was US$2.8 million at Marlin, US$2.2 million at Marigold and US$1.2 million at El Sauzal. Exploration expense was primarily at the Cerro Blanco Project where US$5.4 million was spent on exploration and feasibility study work. The Company’s share of exploration expense at the Dee joint venture was US$1.6 million. Expensed exploration in Mexico totalled US$1.5 million. Other expense of US$1.0 million was incurred in the United States, Honduras, and Guatemala.

In 2006, the Company has budgeted US$24.9 million for continued exploration and feasibility work. The most significant expenditures are planned for the Cerro Blanco Project (US$14.9 million) and regional exploration around Marlin in Guatemala (US$4.0 million). Additional work is planned in Mexico at El Sauzal and the United States at both Marigold and the Dee Project. Exploration expenditures are results-driven, and funding may increase, decrease, or be re-allocated among projects.

SELECTED FINANCIAL INFORMATION

The financial information set forth in the table below includes the accounts of Glamis and its subsidiaries on a consolidated basis. This financial information was prepared in accordance with accounting principles generally accepted in Canada. The selected financial information should be read in conjunction with and is qualified by the Audited Consolidated Financial Statements of Glamis and the Notes thereto some of which form part of this Information Circular.

	Year ended December 31,
	(all dollar amounts in US dollars)
	2005	2004	2003
Production statistics:
Total cash cost per ounce (1)	$195	$192	$184
Ounces of gold produced	434,010	234,433	230,294
Average gold price realized per ounce	$454	$416	$368
Operating summary (millions of US $):
Revenues
Net earnings	$202.6	$94.7	$84.0
Cash flow from operations	27.1	20.9	18.2
(before changes in non-cash working	89.0	37.4	33.9
capital and site closure and reclamation
expenditures)
Financial Status: (millions of US $):
Working capital	$36.7	$27.4	$145.4
Total assets	721.2	613.3	534.1
Long-term liabilities	188.6	123.6	88.6
Shareholders' equity	503.6	460.3	434.7
Per common share (US $):
Net earnings	$0.21	$0.16	$0.14
Book value	$3.82	$3.52	$3.34
Dividends	---	---	---

(1)

Total cash cost of production includes mining, processing (including transportation and refining), costs associated with movements in production inventories net of pre-production stripping costs (which are capitalized to mine development costs), direct mine overhead costs, local production taxes and royalties, but excludes general and administrative costs at the corporate level, depreciation and depletion and end-of-mine reclamation accruals. Cash costs of production should not be considered as an alternative to operating profit or net profit attributable to shareholders, or as an alternative to other Canadian or U.S. generally accepted accounting principle measures and may not be comparable to other similarly titled measures of other companies. However, Glamis believes that cash costs of production per ounce of gold, by mine, is a useful indicator to investors and management of a mine’s performance.

SELECTED UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following selected unaudited pro forma consolidated financial information is as at and for the twelve months ended December 31, 2005 after giving effect to the acquisition of Western by Glamis pursuant to the terms of the Arrangement The selected unaudited pro forma consolidated financial information set forth below should be read in conjunction with the more complete information contained in the unaudited pro forma consolidated financial statements, the accompanying notes thereto and the compilation report of KPMG LLP thereon included as Schedule "B" to this Information Circular. The pro forma consolidated balance sheet has been prepared from the audited consolidated balance sheet of Glamis and the unaudited consolidated balance sheet of Western as at December 31, 2005 and gives pro forma effect to the acquisition of Western by Glamis as if the Arrangement occurred on December 31, 2005. The pro forma consolidated statement of operations has been prepared from the audited consolidated statement of operations of Glamis and the unaudited consolidated statement of operations of Western, for the twelve months ended December 31, 2005.

The unaudited pro forma consolidated financial statements are not necessarily indicative of Glamis’ consolidated financial position and results from operations if the events reflected therein had been in effect on December 31, 2005, nor do they purport to project Glamis’ consolidated financial position or results from operations for any future periods. The pro forma consolidated financial statements are based on certain assumptions and adjustments, including the non-recurring expenditures related to the Arrangement. The selected pro forma consolidated financial information should be read in conjunction with the description of the Arrangement and the unaudited pro forma consolidated financial statements and the audited and unaudited financial statements of Western and Glamis upon which they are based.

Selected Unaudited Pro Forma Consolidated Financial Information as at December 31, 2005

As at December 31, 2005 (in millions of US dollars)
Balance Sheet Data
Cash and cash equivalents:	$20.1
Other current assets:	33.6
Mineral property, plant and equipment:	1,962.8
Other assets:	24.7
Total assets:	$2,041.2

Current liabilities:	$29.0
Site closure and reclamation costs:	12.2
Long-term debt	80.0
Future income taxes:	459.7
Shareholders' equity:	1,460.3
Total liabilities and shareholders' equity:	$2,041.2

Statement of Operations Data
Revenues	$202.6
Earnings from operations	15.8
Net earnings	$7.6

GLAMIS' RATIONALE FOR THE ARRANGEMENT

Glamis first visited Western's Peñasquito Project in Mexico in July 2004 and followed the exploration progress at the project since that time. Glamis believes that Peñasquito is one of the largest undeveloped precious metals deposits in the Americas and that the combination of this large resource with Glamis’ existing portfolio of high-quality mines and projects will extend Glamis' growth profile for the remainder of the decade. Glamis has significant experience doing business in Mexico. It recently completed construction of the El Sauzal Mine – Mexico’s largest gold producer in 2005. Glamis also has broad experience in large, bulk tonnage operations and is prepared to apply its mine development, construction and operating expertise for the benefit of the Peñasquito Project.

Glamis believes that the transaction with Western will be immediately accretive to Glamis' net asset value per share and, while dilutive to earnings and cash flow per share until the Peñasquito Project is in commercial production, it will be significantly accretive thereafter. The current Proven and Probable gold reserves at Peñasquito, as previously stated in this Information Circular, contain approximately 4.9 million ounces which, when combined with Glamis’ current Proven and Probable gold reserves, as previously stated, will increase Proven and Probable gold reserves by 85%, thus providing Glamis with significantly increased gold reserves per share.

Based on the feasibility study completed by Western for the Peñasquito Project, the mine will be a majority precious metals producer, with approximately thirty percent of revenues from gold, thirty percent from silver, thirty percent from zinc and ten percent from lead. Recent drilling has shown a higher relative percentage of gold mineralization, and Glamis believes that the relative amount of gold in the deposit could ultimately be higher. When the projected average annual silver production from Peñasquito of 12.9 million ounces is combined with Glamis’ expected silver production from the Marlin Mine of between 3.5 million and 4.0 million ounces per year, Glamis will become one of the largest silver producers in the world.

Over 43,000 meters of drilling has been completed at Peñasquito since the calculation of the Proven and Probable mineral reserves contained in the feasibility study for the Project. Based on the results from this drilling and on its geologic interpretations, Glamis believes that there is good potential for the reserves to grow in the future. In addition, the large area of the Peñasquito mineral concessions remains prospective for further exploration success.

Following completion of the Arrangement, Glamis intends to continue in-fill and step-out drilling and continue infrastructure planning, permitting and land acquisition efforts for the Peñasquito Project. By the end of 2006, it expects to calculate a new resource based on further drilling, complete an optimization of the mining and processing plan now included in the feasibility study and commence mine development and construction activities. Glamis anticipates initial production from the mine in 2009, with full commercial mill operations commencing in 2010.

DESCRIPTION OF SHARE CAPITAL

The authorized share capital of Glamis currently consists of an unlimited number of common shares without par value, of which 132,019,905 were issued and outstanding as at March 24, 2006, and 5,000,000 preferred shares having a par value of Cdn.$10, issuable in series, of which none are issued.

The holders of common shares are entitled to receive notice of any meeting of shareholders of Glamis and to attend and vote on matters brought before the meeting, except those meetings at which only the holders of shares of another class or of a particular series are entitled to vote. Each common share entitles its holder to one vote at meetings at which they are entitled to attend and vote. The holders of common shares are entitled to receive on a pro rata basis such dividends as the Board of Directors of Glamis may declare out of funds legally available for the payment of dividends. In the event of the dissolution, liquidation, winding-up or other distribution of the assets of Glamis, holders of common shares are entitled to receive on a pro rata basis all of the assets of Glamis remaining after payment of all of Glamis' liabilities and subject to the prior rights attached to the preferred shares of Glamis to receive a return of capital and unpaid dividends. The common shares carry no pre-emptive or conversion rights.

The directors of Glamis may issue preferred shares from time to time in one or more series with each series to consist of such number of preferred shares as may be determined by the directors. Prior to the issuance of a series of preferred shares, the directors may at their sole discretion determine the designation, rights, privileges, restrictions and conditions attaching to the series of preferred shares.

Rights to purchase common shares have been issued to holders of Glamis common shares under a rights agreement between Glamis and Computershare Trust Company of Canada dated February 25, 2000, as amended. One right is attached to each common share. If the rights become exercisable following the occurrence of certain specified events, each right will entitle the holder, within certain limitations, to purchase one common share at an exercise price equal to $100 (the "Exercise Price''), subject to adjustment and certain anti-dilution provisions. In certain events (including when a person or group becomes the beneficial owner of 20% or more of any class of voting shares of Glamis without complying with the "permitted bid'' provisions of the rights agreement or without the approval of the board of directors of Glamis), exercise of the rights would entitle the holders of the rights (other than the acquiring person or group) to acquire that number of common shares of Glamis having an aggregate market price on the date of the event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price. Accordingly, exercise of the rights may cause substantial dilution to a person who attempts to acquire control of Glamis. The rights, which expire in 2006 (unless extended as provided in the rights agreement), may be redeemed at a price of $0.00001 per right at any time until a person or group has acquired 20% of the Glamis common shares, except as otherwise provided in the rights agreement. The rights agreement may have certain anti-takeover effects. All outstanding common shares are, and the common shares of Glamis to be issued in connection with the Offer, if issued in the manner described in this Information Circular, will be, fully paid and non-assessable.

This section is a summary and may not describe every aspect of the common shares of Glamis that may be important to a shareholder of the Company. Glamis’ Notice of Articles and Articles are available for viewing at www.sedar.com and copies of such will be provided upon request, by contacting Glamis at 5190 Neil Road, Suite 310, Reno, Nevada 89502, Attention: Corporate Secretary.

CHANGES IN SHARE CAPITAL

From December 31, 2005 to March 24, 2006, Glamis issued a total of 101,102 common shares through the exercise of director and employee share purchase options and the exercise of share appreciation rights. As at March 24, 2006, Glamis had outstanding share purchase options to purchase up to 2,518,153 common shares at prices ranging from $5.60 to $31.80 per share and had 865,185 Glamis Shares reserved for issuance under its Equity Incentive Plan.

TRADING PRICE AND VOLUME

The Glamis Shares are listed and posted for trading on the TSX and the NYSE under the symbol "GLG". The following tables set forth information relating to the trading of the Glamis Shares on the TSX and on the NYSE for the months indicated:

TSX

	Sales Price ($)		Average Daily
2005	Low	High	Volume
January	19.26	20.40	862,035
February	19.68	22.00	968,335
March	18.40	21.53	363,586
April	17.00	19.03	338,243
May	16.67	18.52	289,766
June	18.45	21.29	521,777
July	19.70	21.70	328,925
August	21.63	23.81	353,750
September	23.43	25.88	486,752
October	23.45	25.07	600,275
November	24.41	27.65	630,723
December	26.20	32.28	649,460
2006
January	32.42	36.42	723,976
February	30.94	36.35	1,594,605

The price of the Glamis Shares as reported by the TSX at the close of business on March 24, 2006 was $34.30.

NYSE

	Sales Price (US$)		Average Daily
2005	Low	High	Volume
January	15.58	16.82	862,035
February	15.80	18.00	1,307,721
March	15.18	17.73	614,895
April	13.61	15.44	582,276
May	13.13	14.95	513,328
June	14.81	17.37	590,277
July	16.12	17.64	565,910
August	17.41	19.86	733,400
September	19.72	22.20	1,003,081
October	19.32	21.63	1,096,738
November	20.65	21.63	1,037,448
December	22.57	27.64	1,354,890
2006
January	28.22	31.97	1,345,435
February	27.21	31.72	1,590,368

The price of the Glamis Shares as reported by the NYSE at the close of business on March 24, 2006 was US$29.36.

ELIGIBILITY FOR INVESTMENT

In the opinion of Lang Michener LLP, the Glamis Shares if issued on the date hereof, would be qualified investments under the Income Tax Act (Canada) and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans.

TRANSFER AGENT AND REGISTRAR

The registrar and transfer agent for the Glamis Shares is Computershare Investor Services Inc. at its principal office in Vancouver, British Columbia.

AVAILABLE INFORMATION

Glamis files reports and other information with Canadian Provincial securities commissions. These reports and information are available to the public free of charge on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

Glamis is subject to the informational requirements of the U.S. Exchange Act, and in accordance therewith files reports and other information with the SEC. Under a multi-jurisdictional disclosure system adopted by United States and Canadian securities regulators, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. Glamis is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. Reports and other information filed by Glamis may be inspected and copied (at prescribed rates) at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W.,

Judiciary Plaza, Washington, D.C. 20549 and are available for viewing at the SEC website at www.sec.gov. Prospective investors may call the SEC at 1-800-SEC-0330 for further information regarding the public reference facilities or visit the SEC's website at www.sec.gov. Such reports and other information concerning Glamis may also be inspected at the offices of The New York Stock Exchange, 20 Broad Street, New York, N.Y. 10005.

EXPERTS

The audited consolidated financial statements of Glamis as at December 31, 2005 and 2004 and for each of the years in the three-year period ended December 31, 2005, incorporated by reference in this Information Circular, have been so incorporated in reliance upon the report of KPMG LLP, independent chartered accountants, and upon the authority of such said firm as experts in accounting and auditing.

With respect to the pro forma financial statements of Glamis included herein, the independent chartered accountants have reported that they applied limited procedures in accordance with Canadian professional standards for preparation of a compilation report. However, their separate compilation report included herein states that they are unable to express any opinion in accordance with standards of reporting generally accepted in the United States with respect to the compilation of the accompanying unaudited pro forma financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. The accountants may not be subject to the liability provisions of Section 11 of the U.S. Securities Act for their report on the pro forma financial information and the related comments for the United States readers on differences between Canadian and United States readers on differences between Canadian and United States reporting standards because that report is not a "report" or a "part" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the U.S. Securities Act.

The proven and probable mineral reserves and the mineral resources of Glamis as at December 31, 2005, 2004, and 2003 included in Glamis' Annual Information Form for the year ended December 31, 2005, which is incorporated herein by reference, were determined by employees of Glamis under the supervision of James S. Voorhees, P. Eng., Chief Operating Officer of Glamis, given on his authority as an expert in mining, engineering and geology. Mr. Voorhees is a "Qualified Person" within the meaning of NI 43-101 of the Canadian Securities Administrators. The proven and probable mineral reserves as reported in Glamis’ Annual Information Form were audited by Mine Development Associates, Inc. an entity that is not affiliated with Glamis.

Each of the above named experts has advised Glamis that they, as a group, beneficially own, directly or indirectly, less than 1% of the outstanding Glamis Shares.

LEGAL MATTERS

Certain legal matters relating to the Arrangement and to the common shares to be distributed pursuant to the Arrangement will be reviewed on behalf of Glamis by Lang Michener LLP, Vancouver, British Columbia and certain U.S. legal matters relating to the Arrangement will be reviewed on behalf of Glamis by Neal, Gerber & Eisenberg LLP, Chicago, Illinois. As of the date hereof, the partners and associates of Lang Michener LLP and Neal Gerber & Eisenberg LLP, as a group, beneficially owned directly or indirectly less than 1% of Glamis' issued and outstanding common shares.

WESTERN COPPER CORPORATION – POST-ARRANGEMENT

The Arrangement will result in Western Copper being a reporting issuer with properties in the Yukon and Mexico. The following information is reflective of the projected business, financial and share capital position of Western Copper – post-Arrangement. See also the unaudited Pro Forma Financial Statements of Western Copper attached hereto as Schedule "C1", the audited financial statements of the business of Western Copper as at December 31, 2005 attached as Schedule "C2" and the audited financial statements of Western Copper as at March 20, 2006 attached as Schedule "C3" to this Information Circular.

NAME AND INCORPORATION

Western Copper was incorporated under the Business Corporations Act (British Columbia) on March 17, 2006 as "Western Copper Corporation". Western Copper is not currently reporting and its shares are not listed on any stock exchange.

The registered office of Western Copper is located at 10th Floor – 595 Howe St., Vancouver, BC V6C 2T5 and the principal office of Western Copper is located at Suite 2010 – 1111 West Georgia Street, Vancouver, BC V6E 4M3.

INTERCORPORATE RELATIONSHIPS

On completion of the Arrangement, the corporate organization chart for Western Copper will be as follows:

DESCRIPTION OF BUSINESS

After the Arrangement, Western Copper intends to explore and develop the Carmacks Copper Project as described under "Properties". In addition to development of the Carmacks Copper project, Western Copper will seek out exploration opportunities for copper in the Americas, and also intends to maintain its joint venture interest in the Almoloya Project in Chihuahua State, Mexico which is being explored by Queenston Mining Inc. Western Copper also intends to acquire development stage copper-gold projects in the Americas.

PROPERTIES

Carmacks Copper Project

As a result of the Arrangement, Western Copper will become the indirect 100% owner of the Carmacks copper property in the Yukon Territory in Canada. In addition, Western Copper will receive approximately $38 million under the Arrangement. The Carmacks property is an oxide copper deposit, with a small gold component, which in the 1990’s was proposed to be an open pit mine with crushing, heap leaching and SX/EW extraction of cathode copper.

Western acquired the Carmacks property in 1989 from Archer, Cathro & Associates. In 1993 Western completed a full feasibility study on the property which was subsequently updated in 1995 (the "Feasibility Study"). Following this Western made the decision to proceed with project development and filed for environmental review together with Quartz Mining and Water Licence Applications. In 1997 Western obtained a basic engineering report (the "Basic Engineering Report") and a definitive capital cost estimate dated December 1997 prepared by Kilborn Engineering Pacific Ltd., with a view to obtaining proposals for the construction of the project. In 1998 after completing some early construction work on the project Western suspended work on the project indefinitely due to low copper prices.

In late 2004, based in part on renewed optimism in the price of copper, Western agreed with the Yukon Territorial Government to reenter the permitting process and has been engaged since then in the environmental review process under the YEA process and more recently the newly enacted YESAA process.

As a result of the formation of Western Copper and its acquisition of the Carmacks property, a Technical Report that fulfils the requirements of NI 43-101, prepared by a Qualified Person, must be filed with Canadian securities regulatory authorities. George Cavey, P. Geo., David Gunning, P. Eng. (both of OreQuest Consulting Ltd.) and Jonathan Clegg, P. Eng. (VP Engineering, Western Copper) have coauthored this report.

This report relies on information and data gathered from existing reports prepared by other consultants and companies.

This report relies primarily on information contained in the Basic Engineering Report, dated December 1997 and the Feasibility Study, dated September 1995, both of which were prepared by Kilborn Engineering Pacific Ltd.

To a lesser extent the work assembled by Access Consulting in the preparation of the Project Description which was filed in 2005 with the Yukon Government for the Environmental Review has also been incorporated.

The work of Dr. A. Bruynesteyn on the leaching of the copper ore with bio-acid, which was summarized in the report "Development of Westcoast Biotech Sulphur Process to Carmacks Ore" dated April 20, 2005, is also referred to.

The authors have not undertaken any independent verification of the data that has been extracted from these reports.

Property Description and Location

The Carmacks Copper Project is located in the Dawson Range at latitude 62°-21’N and longitude 136°- 41’ W, some 200 km north of Whitehorse, Yukon. The Project site is located on Williams Creek, 8km west of the Yukon River and some 38 km northwest of the town of Carmacks.

The Carmacks Copper Project site located in the Whitehorse mining division consists of 240 claims in one contiguous block of full-size and fractional mineral claims, and one separate 2 full-size claim block. Archer, Cathro & Associates (1981) Limited, at the election of Western and Thermal, retain a 3.0% NSR royalty to a maximum of $2.5 million ($300,000 has been paid as advanced royalty payments pursuant to the royalty agreement).

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Project site is currently accessible by an existing 12 km exploration road that leads north from km 33 of the secondary, government maintained un-paved roadway (Freegold Road) from Carmacks. Carmacks, on the Yukon River, is 175 km by paved road north of Whitehorse, Yukon Territory.

A new 5 m wide project site access road will be constructed to the east of the exploration road alignment (currently cleaned and grubbed). Upgrading of the Yukon Government Freegold Road will be required prior to the commencement of the project operations.

The climate in the Carmacks area is marked by warm summers and cold winters. Mean annual temperatures range from -30 deg C in January to 12 deg C in July.

Precipitation is light with moderate snowfall, the heaviest precipitation being in the summer months. The average annual precipitation is approximately 375 mm (water equivalent) with one third falling as snow. July is the wettest month. Mean annual evaporation is approximately 404 mm to yield a net loss of 29 mm. Maximum evaporation occurs in July.

Winter conditions may be considered to extend over the period where daytime maximum temperatures average below zero, November to March. The extreme cold temperatures in the region make outside construction in the winter difficult. In general the outside working construction season will be from May to October. The ground is normally still frozen in May, and earthworks such as leach pad grading and embankment fills cannot generally be started until June or July.

Topography at the property area is subdued. Topographic relief for the entire property is 515 m. In the immediate area of the No. 1 Zone, topographic relief is 230 m. Elevations range from 485 m at the Yukon River to 1,000 m on the western edge of the claim block.

Outcrop is uncommon because of the subdued topography and lack of glaciation. The major portion of the claim block lying north of Williams Creek is unglaciated above the 760 m elevation. The claim block area south of the Williams Creek valley and peripheral portions of the claim block, especially to the east, are covered by a veneer of ablation and lodgement boulder till with a sandy to silty matrix, generally less than 1 m thick.

Overburden is generally thin; a few centimetres of moss and organic material overlie 5 to 20 cm of white felsic volcanic ash (White River ash approximately 1,250 years old). In unglaciated areas, the white ash is underlain by 10 cm of organics or peat, and 15 to 50 cm of soil. Bedrock is extensively weathered, particularly the gneissic units. At the eastern end of Trench 91-6, bedrock is 7 m below surface, the deepest recorded in the unglaciated area. In the glaciated areas, the white ash is underlain by tills, generally 1 m thick, except along Williams Creek valley where an undetermined depth of till and colluvium has collected. Permafrost is present at varying depths in most north facing slope locations and at depth in other areas. Facilities will be located to avoid frost susceptible, poorly drained soils. The geotechnical consultant has recently completed additional geotechnical investigations required to support the preliminary foundation and leach pad design.

Vegetation in wet areas, especially along the William Creek valley, consists of willows and alders. Drier areas are covered by spruce trees. The property as a whole is below the tree line.

The village of Carmacks is the closest community to the project and has a population of about 450. The village has a gas station, a hotel and three restaurants. Power is provided by Yukon energy from the grid and land based phone/internet service is available in the village. Services available in the community are limited; some small contracting and equipment maintenance shops are in the area. Pursuant to a recent agreement between Sherwood Copper and Yukon Energy a plan is being developed to extend the power grid to the north to supply the Minto Mine. This would take the power line within approximately 10km of the Carmacks property.

The village lies on the Klondike Highway, a paved highway, 175 km north of Whitehorse which provides the main transportation link in the Yukon. Whitehorse was a mining service center in the past however in recent years it has become more of a government town. It is probable that many experienced mining personnel can be hired in Whitehorse although some will have to be sourced externally. 180 km south of Whitehorse by paved road lies the year-round port of Skagway Alaska. A narrow gauge railroad from Skagway to Whitehorse (Yukon & White Pass Route railway) has not operated commercially for several years. Whitehorse has an airport with daily flights to Vancouver and there is a small airfield used by private aircraft near Carmacks.

History

The first report of copper in this region was made by Dr. G.M. Dawson in 1887 concerning occurrences at Hoochekoo Bluff, located 12 km north of the property on the Yukon River. In 1898, the first claims were staked to cover copper showings that were associated with copper bearing quartz veins located in Williams Creek and Merrice Creek Canyons, east of the present Carmacks Copper deposit.

In the late 1960’s, exploration for porphyry copper deposits in the Dawson Range led to the discovery of the Casino porphyry copper deposit, 104 km to the northwest. This discovery precipitated a staking rush that led to the staking of the Williams Creek property in 1970 by G. Wing and A. Arsenault of Whitehorse. The Dawson Range Joint Venture (Straus Exploration Inc., Great Plains Development of Canada Ltd., Trojan Consolidated Minerals Ltd., and Molybdenum Corporation of America) optioned the property and conducted reconnaissance prospecting and geochemical sampling. Archer, Cathro & Associates Limited, later Archer, Cathro and Associates (1981) Limited, acted as manager. During the site examination by the Dawson Range Joint Venture, G. Abbott and D. Eaton located the present No. 1 and No. 2 Zones.

The property was purchased by Western Copper and Thermal Exploration in 1991. Western and Thermal merged in 1995 to become Western Copper Holdings Ltd.

Geological Setting

The regional geology was described by Bostock in 1936 and more recently by Tempelman-Kluit in 1975, 1980 and 1985.

The Carmacks region lies within the Intermontane Belt, which in the Carmacks map-area is divisible into the Yukon Cataclastic Terrane, Yukon Crystalline Terrane and Whitehorse Trough.

Units of the Whitehorse Trough lie to the east of the Hoochekoo Fault, east of the Carmacks Copper Project. The Whitehorse Trough comprises Upper Triassic intermediate to basic volcanic (Povoas Formation) capped by carbonate reefs (Lewes River Group) and Lower Jurassic greywacke, shale and conglomerate, derived from the underlying Upper Triassic granitic rocks (Laberge Group).

The Yukon Cataclastic Terrane includes hornblende-biotite-chlorite gneiss with interfoliated biotite granite gneiss, Permian Selwyn Gneiss, intruded by Upper Triassic Klotassin Suite-Minto Pluton and Granite Mountain Batholith. Weakly foliated, mesocratic, biotite-hornblende, Granite Mountain granodiorite contains screens or pendants of strongly foliated feldspar-biotite-hornblende-quartz gneisses that host the Carmacks Copper deposit.

The Yukon Crystalline Terrane, extensively exposed southwest of the Carmacks Copper deposit, includes quartz-mica schist with quartzite, marble and amphibolite, Early Palaeozoic age and possibly equivalent to Pelly Gneiss, intruded by Cretaceous and Jurassic granites and syenites. Tempelman-Kluit (1985) has included Upper Cretaceous Carmacks Group intermediate to basic volcanic and Cretaceous Mount Nansen intermediate to acid volcanic and sub-volcanic equivalents in the Yukon Crystalline Terrane.

Mesozoic strata of the Whitehorse Trough are only exposed in fault contact with the Yukon Crystalline Terrane and Yukon Cataclastic Terrane, but may rest depositionally on them or certain of their strata. The relationship between the Yukon Crystalline Terrane and Yukon Cataclastic Terrane is unknown.

Younger plutonic rocks intrude all three divisions of the Intermontane Belt and the contacts between them. Carmacks Group and Mount Nansen volcanic overlie portions of all older rocks, suggesting that they should not be classified in the Yukon Crystalline Terrane, but are younger rocks that obscure relationships between the older terrane rocks.

The predominant northwest structural trend is represented by the major Hoochekoo, Tatchun and Teslin faults to the east of the Carmacks Copper Project and the Big Creek Fault to the west. East to northeast younger faulting is represented by the major Miller Fault to the south of the Carmacks Copper Project.

Regional Geology

The Carmacks copper-gold deposit lies within the Yukon Cataclastic Terrane. The deposit is hosted by feldspathic-mafic gneisses (generally quartz deficient) that form a roof pendant within Upper Triassic hornblende-biotite granodiorite of the Granite Mountain Batholith. The deposit constitutes the No. 1 Zone, which is one of 14 defined zones containing Cu mineralization known on or in the immediate vicinity of the property.

Granite Mountain granodiorite is massive in appearance, medium to coarse grained and generally equigranular. A weak foliation is present, particularly at or near the hanging wall contact of the gneiss units. The granodiorite has been separated into five divisions; four based on quartz, biotite, hornblende and K-feldspar contents and a fifth based on assimilated gneiss.

Petrographic examination indicates Granite Mountain granodiorites have a varied mineralogical content with areas of silica under-saturation and plagioclase over-saturation. These variations are probably the result of the assimilation of precursor rock to the gneiss units.

The general lack or very low quartz content and the high mafic content suggest a volcanic origin for the gneisses. An origin of arkosic sediments derived from a basic volcanic or plutonic regime could also be considered, but the poor continuity of rock units down dip weighs against a sedimentary origin. An andesitic to basaltic pyroclastic volcanic, probably tuffaceous, agglomeratic or breccia precursor rock is considered the most likely.

Post mineralization aplite and pegmatites are common. They range in thickness from a few centimetres up to three metres. Quartz veins are uncommon and average two to five centimetres in thickness. Thin mafic dykes that were feeders for Carmacks Group volcanic are also uncommon. The only copper mineralization in these dykes and veins is non-sulphide secondary copper in aplite and pegmatite.

Property Geology

The deposit, as presently defined, is the No. 1 Zone which extends over a 700 m strike length and at least 450 m down dip. The deposit is open at depth.

Copper-gold mineralization at Carmacks Copper is hosted by feldspathic-biotite-hornblende-quartz gneisses. These gneisses have been subdivided into nine categories based on coarseness and biotite-hornblende content. All of the gneisses are silica undersaturated and mafic rich.

The character of the deposit changes along strike leading to a division into northern and southern halves. The northern half is more regular in thickness, dip angle, width and down dip characteristics. The southern half splays into irregular intercalations, terminating against sub-parallel faults down dip. Both the north and south ends of the deposit are offset by cross-cutting faults. The No. 4 Zone is interpreted as the southern offset extension of the No. 1 Zone. The northern offset has not been identified yet.

In the northern half of the zone, copper grades are higher in the footwall relative to the hanging wall. Oxide copper grades increase with depth in both the footwall and hanging wall. There is no association of copper values with rock type, mafic mineral content or grain size.

Gold values are higher in the north half of the deposit. They average 0.022 ounces gold per ton (0.75 g/tonne) compared with 0.008 ounces gold per ton (0.27 g/tonne) in the south half. There is no apparent increase in values with depth and the highest grade gold values are not associated with the highest copper values; however, gold values in the northern half are higher in the footwall section. This lack of increase in gold values with depth suggests that the gold distribution reflects a primary distribution rather than a secondary distribution such as oxide copper values. As with oxide copper, gold content does not correlate with rock type, mafic constituents or grain size. The majority of the gold occurs in a higher grade zone between section 1700 N and section 1200 N.

Exploration

In 1970, exploration of the No. 1 Zone consisted of bulldozer trenching and the drilling of two x-ray diamond drill holes totalling 31.4 m. The 1971 work program consisted of soil sampling, EM and magnetometer geophysical surveys, bulldozer trenching, road construction and 25 diamond drill holes, totalling 5,552.5 m. In 1972, additional bulldozer trenching and eight diamond drill holes totalling 1,530.7m were completed. A legal survey was carried out in 1972 over the key claims that cover most of the known showings, including the No. 1 Zone. The 1970-1974 work was completed by the Dawson Range Joint Venture not by Western and Thermal, the predecessor companies to Western Copper.

Western and Thermal conducted a major work program in 1991. A total of 3,463.7 m of HQ size diamond drilling was carried out; 3,401 m in 35 holes on the No. 1 Zone and 62.7 m in 1 hole on the No.

4 Zone. 21 trenches, totalling 1,856.2 m, were cut on the No. 1 and No. 4 Zones. An area of approximately 1 ha was stripped at the southern end of the No. 1 Zone. A geophysical program, consisting of electromagnetic (VLF-EM) and magnetic surveys, was carried out on a single grid of 62 survey lines, totalling 83.8 km.

In another major program in 1992, Western and Thermal carried out work on the Nos. 1, 2, 4, 5, 7, 12, 13 and 2000S Zones and on anomalies elsewhere on the property. Extensive metallurgical testing of drill core from the No. 1 Zone was carried out.

A total of 6,520 m of trenching was conducted on the Nos. 1, 2, 4, 5, 7, 12, 13 and 2000S Zones, and for condemnation purposes over potential leach pad, waste dump and plant site areas. A total of 856.79 m of reverse circulation drilling in 11 holes was conducted on Nos. 1, 5 and 2000S Zones, and on geophysical anomalies found in the 1991 survey. Ten HQ size diamond drill holes, totalling 1,005.23 m were drilled, two on No. 1 Zone, two on No. 4 Zone, four on No. 12 Zone and two on No. 13 Zone. One oriented NQ size triple (split) tube diamond drill hole of 157.19 m was drilled on the No. 1 Zone for geotechnical studies.

Mineralization

The majority of the copper, approximately 86%, in the Carmacks Copper No. 1 Zone is in the form of the secondary minerals malachite, cuprite, azurite and tenorite (copper limonite) with very minor other secondary copper minerals (covellite, digenite, djurlite). Other secondary minerals include limonite, goethite, specular hematite and gypsum. Primary copper mineralization is restricted to bornite and chalcopyrite. Other primary minerals include magnetite, gold, molybdenite, native bismuth, bismuthinite, arsenopyrite, pyrite, pyrrhotite and carbonate. Molybdenite, visible gold, native bismuth, bismuthinite and arsenopyrite occur rarely.

Alteration minerals that could be considered strictly related to the mineralizing event rather than weathering or dyke intrusion are not recognizable. Epidotization and potassium feldspathization are obviously related to pegmatite dyke intrusion which is a post-mineralization event. Clay (montmorillonite type) and sericite development are clearly weathering products. Silica introduction, usually as narrow veinlets, is not common and may be related to aplite dyking or metasomatism. Chloritization of mafics, biotitization of hornblende, rare garnets, carbonate and possibly anhydrite all appear related to metasomatism and assimilation of precursor rocks to the gneissic units.

The upper 250 m of the No. 1 Zone is oxidized. Within the oxidized area pyrite is virtually absent and pyrrhotite is absent. Weathering has resulted in 1% to 3% pore space and the rock is quite permeable. Secondary copper and iron minerals line and in-fill cavities, from both irregular and coliform masses, fill fractures and rim sulphides. Primary sulphide minerals and magnetite are disseminated and form narrow massive bands or heavy disseminations in bands. Non-copper sulphides are not common in the weathered zone and are usually intergrown or associated with each other when they do occur. They most commonly occur in hematite but also occur in copper sulphides and in the gangue minerals. Gypsum occurs as microveinlets.

Carbonate occurs as pervasive matter, irregular patches or microveinlets, not commonly, but on the order of 1% where present. Gold occurs as native grains, most commonly in cavities with limonite or in limonite adjacent to sulphides, but also in malachite, plagioclase, chlorite and rarely in quartz grains. Gold is rarely greater than 5 microns in size.

Secondary copper mineralization does not appear to be preferential to a particular rock type. In the north half of the No. 1 Zone, copper mineralization forms high and low grade zones that are reasonably consistent both along strike and down dip and these zones transcend lithologic boundaries. Higher grades tend to form a footwall zone while lower grades form a hanging wall zone.

Primary mineralization, below the zone of oxidation comprises chalcopyrite, bornite, molybdenite, magnetite, pyrite and pyrrhotite. Primary copper mineralization appears to be zoned from bornite on the north to chalcopyrite and finally to pyrite and pyrrhotite on the south. Narrow veinlets of anhydride were found in the deepest drill hole.

Drilling

A total of 80 diamond drill holes and 11 reverse circulation holes, amounting to approximately 12,900 metres of drilling, were produced in the exploration of the property. Five very short holes totalling 63 meters were also drilled on the property.

Core drilling of the No. 1 Zone utilized BQ size in 1971, NQ size in 1990 and HQ size in 1991 and 1992. Three NQ size holes drilled in 1990 had variable recoveries. Hole 118 recovered virtually 100% of the core, hole 119 averaged in the high 80% range, and the third hole, hole 120 averaged in the low 90% range. Core recovery for the HQ size holes averaged in the mid to high 90% range.

In 1992, hole 158, NQ size was drilled using the triple (split) tube system. Except for rare instances where the core tube failed to latch, core recovery was 100%. Friable or broken sections were more completely recovered using larger diameter core (HQ) and the triple tube system.

The better recovery of the triple tube system over HQ core, in spite of the use of NQ size, is the result of the core being slightly smaller than normal NQ size, causing less blocking and core grinding.

Given that the bulk of the mineralization is secondary copper oxides and carbonates deposited in fractures, voids, pervasive in weathered areas or interstitial to platy silicates, all settings subject to relatively low recoveries compared to more competent ground, core losses will generally affect the mineralized sections to a greater degree than non-mineralized areas. Similarly, high core recoveries will be reflected in higher grades through improved recovery of mineralized sections. This is best displayed by triple tube core hole 158 which was drilled midway between holes 137 and 149. Hole 158 intersected 150 feet (45.72 m) averaging 1.15% Cu, including 84 feet (25.60 m) averaging 1.62% Cu, while holes 137 and 149 encountered 61 feet (18.59 m) averaging 0.84% Cu and 70 feet (21.34 m) averaging 0.78% Cu, respectively. Both holes 137 and 149 had good recoveries, in the high 90% range, but the 100% recovery of hole 158 is considered to be responsible, in part, for the higher grade encountered in hole 158.

Three reverse circulation down-hole hammer holes were drilled on the No. 1 Zone in 1992. They were drilled to twin diamond drill holes 119 (NQ), 125 (HQ) and 126 (HQ). The purpose of these holes was to determine if significant quantities of copper mineralization were lost through water circulation during diamond drilling and to determine if the expected higher recovery of friable or broken mineralized gneiss in large diameter holes would improve the grade.

The three reverse circulation holes RC-4, RC-5, and RC-6 were drilled dry through the mineralized section so that no losses to washing could take place. Hole RC-4 twinned HQ-core hole 125 and was similar in grade and width, 130 feet (39.62 m) averaging 1.40% Cu versus 158 feet (48.16 m) averaging 1.36% Cu, respectively. Hole RC-5 twinned HQ-core hole 126 and improved the grade, 160 feet (48.77 m) averaging 1.07% Cu versus 146 feet (44.50 m) averaging 0.83% Cu, respectively. Hole RC-6 twinned NQ-core hole 119 and also improved the grade, 145 feet (44.20 m) averaging 1.11% Cu versus 163 feet (49.68 m) averaging 0.96% Cu, respectively. Hole 125 recoveries averaged in the mid 90% range while holes 126 and 119 both averaged in the high 80% range. The improved grades in RC-5 and RC-6 suggest that when core recoveries were below the mid 90% range, grades are possibly understated by diamond drill results. However, a t-test comparison of reverse circulation holes versus diamond drill holes indicates there is no statistical difference in the results.

Reverse circulation drilling results were not used in ore reserve calculations.

Sampling and Analysis

Drill core in 1971 and 1990 was sampled in 10 foot (3.05 m) intervals. In 1991 and 1992, drill core was sampled by rock type for geological information but sampling was largely within 10 foot intervals to facilitate later statistical analysis of assay data.

Reverse circulation holes were sampled over 5 foot (1.52 m) intervals within the No.1 Zone and for 25 to 50 feet (7.62 m to 15.24 m) on either side of the mineralization. In barren granodiorite, 10 foot samples were collected. Duplicate 12.5% splits were collected with 1 sample for assay and 1 sample kept at the core storage area.

Trenches across the No.1 Zone were cut at 200 foot (60.96 m) centres over the complete zone length and at 100 foot (30.48 m) centres in three areas: at the northern end, at the south central area and at the southern end. In areas of structural complexity, additional trenches were excavated parallel to the zone to uncover cross-cutting structures. All trenches cutting across No.1 Zone were channel sampled with 5 or 10 foot (1.52 m or 3.05 m) sample lengths. Trenches parallel to the zone were not sampled.

In 1971 rock assays were performed by Whitehorse Assay Office in Whitehorse. 2 batches of sample rejects were sent to Chemex in Vancouver for check assays. In the first batch the Chemex results were 5.9% higher than the originals but the second batch returned values 5.7% lower on average. In the 1990’s programs, trench and drilling samples were sent for analyses to Chemex Labs Ltd. at 212 Brooksbank Avenue, North Vancouver, B.C. All samples were dried and crushed to better than 60% minus 10 mesh. An appropriate size split then underwent Cr-steel ring pulverization until >90% was minus 150 mesh size.

Total copper is assayed by HCIO4 – HNO3 digestion followed by Atomic Absorption Spectrometry (AAS) with a 0.01% detection limit. Non-sulphide copper was assayed by dilute H2SO4 digestion followed by AAS with a 0.01% detection limit. Gold was assayed by ½ assay ton fire assay followed by AAS with a 0.002 ounces per ton (0.0686 g/tonne) detection limit and an upper limit of 20 ounces per ton (685.71 g/tonne). Silver was assayed by aqua regia digestion followed by AAS with a 0.01 ounces per ton (0.34 g/tonne) detection limit and an upper limit of 20 ounces per ton (685.71 g/tonne).

All 1990 to 1992 drill samples were assayed for total copper, non-sulphide copper, gold and silver. Most trench samples were assayed for the same elements but a few peripheral trench samples were not assayed for non-sulphide copper, gold or silver. In 1971, any drill sample without obvious copper oxides or carbonates was not assayed for non-sulphide copper and deeper intercepts were generally not assayed for gold or silver.

It is evident from the analytical techniques that what is reported in this report as "oxide copper" or "non-sulphide copper" is actually weak acid soluble copper. The total copper results are total copper however there are some non-sulphide minerals which are not weak acid soluble and therefore the terminology used elsewhere is not exactly correct. That said, however, the weak acid soluble copper is the portion recoverable using acid heap leach technology proposed for the Carmacks Copper Project.

Security of Samples

Standard sample handling practices of the era were used on the property, no special security precautions were observed in the sampling and analysis of the mineralization from the deposit. No irregularities were found and some check assays were performed.

Historical Mineral Resources

The following disclosure consists of excerpts quoted from the Feasibility Study by Kilborn in 1995 and contains historical estimates of resources from the Feasibility Study. These historical estimates were made prior to the inception of NI 43-101 and have not been verified as mineral resources pursuant to NI 43-101, are not being treated as current mineral resources as defined in NI 43-101 and should not be relied upon. While Western considers these estimates to be relevant, it has not verified the estimates in accordance with NI 43-101 and therefore cannot confirm that the exact calculations of the resources are reliable. The key assumptions, parameters and methods that were used to prepare the historical estimates are set out below. Many of the categories discussed in the excerpts below use non-compliant resource that were common at the time of writing.

          a.      Polygonal Model

Polygonal modelling was carried out by first creating polygons in the vertical plane on each section line where trenching and diamond drilling was conducted. These polygons were assigned grades according to the trench or drill hole intercepts. The areas of the polygons were then calculated and distance-weighted with the adjacent sections to give a tonnage between sections. The tonnages were then totalled.

          b.      Block Model

Geological in-situ resources (not current CIM resource category) for the No. 1 Zone were calculated by developing a block model and then using three-dimensional kriging.

Using GEOMODEL software, plans were generated every 30 feet (9.14 m) vertically from the 1,885 foot (574.55 m) elevation, to a plane 200 feet (60.96 m) above the highest known surface elevation on the No.

1 Zone. These plans were generated from the cross-sections that were constructed to calculate the geological resource by polygonal method, and were established at the mid-point of each 30 foot (9.14 m) bench. Polygons were then digitized outlining the copper mineralization in gneiss and, separately, the seepage copper mineralization in granodiorite. The two types of mineralization were identified and the polygons were then exported to PC-MINE software.

In PC-MINE software, a block model was constructed with a 30 foot (9.14 m) block height, a 30 foot (9.14 m) block width and a 50 foot (15.24 m) block length. A partial block model was chosen to allow for better identification between copper mineralization in gneiss and seepage mineralization in granodiorite. Within the model, separate models were built for waste rock type and density, percent ore, total copper grade and variance, oxide copper grade and variance, gold grade and variance, topography and economics.

Grades for total copper and oxide copper were calculated by ordinary three-dimensional kriging based upon the semi-variogram parameters for each type of copper. As the gold semi-variograms were not satisfactory, gold grades were calculated by inverse distance. Multivariate statistics showed that gold had a higher coefficient of correlation with total copper than with oxide copper so the same parameters used for total copper grade interpolation were used for gold grade interpolation.

Grades were interpolated for each block with the following restrictions:

  only composite samples within 200 feet (60.96 m) of the block centre were to be used;

  a minimum of three composite samples within the search area were required to calculate a grade for that block;

  a maximum of ten composite samples were used to calculate the block grade and if more were present they were sorted by a distance weighting factor and only the closest ten were used;

  samples to be used were also restricted by rock type, i.e., only mineralized gneiss samples were used for grade interpolations of gneissic material and only seepage mineralization was used for grade interpolations of seepage copper in granodiorite;

  any assay sample with an assay reported below detection limits was assigned a zero value;

  any interval with a missing sample length was left out rather than assigned an average value of zero;

  all composite samples with zeros were used in the interpolation of grades by kriging or inverse distance.

At various stages, the models were checked to ensure the correctness of rock type assignments and grade interpolations. Cross-sections with drill holes and trenches with 30 foot (9.14 m) composite grades, reserve polygons and block grades were plotted and compared to the model.

          c.      Polygonal Resources (not current CIM resource category)

Global geological resources (not current CIM resource category) to an elevation of 1,300 feet (396.24 m) were calculated using the polygonal method with PC-EXPLOR and GEOMODEL software. A resource of No. 1 Zone was estimated to be 22.05 million tons (20.0 million tonnes) grading 1.06% total copper, 0.013 ounces gold per ton (0.446 g/tonne) and 0.086 ounces silver per ton (2.949 g/tonne) at a 0.50% total copper cutoff grade.

          d.      Kriged Resources (not current CIM resource category)

In-situ geological resources (not current CIM resource category) were calculated to an elevation of 1,885 feet (574.55 m) using the block model with ordinary three-dimensional kriging. These resources are shown at three different cutoff grades in the following table:

IN-SITU GEOLOGICAL RESOURCES (not current CIM resource category) TO 1,885 FEET (574.55 M)
ELEVATION
Measured and Indicated
30 Foot Block Model

Tons	Tonnes	Grade				Cutoff Grade
		Total Copper (%)	Oxide Copper (%)	Gold oz/ton	Gold g/tonne	Total Copper (%)
12,984,240	11,779,104	1.195	0.911	0.016	0.549	0.8
15,867,140	14,394,427	1.096	0.829	0.014	0.480	0.5

In addition to the tabulated resources there are 1,260,880 tons (1,143,851 tonnes) without an assigned total copper value which are classified as inferred resources. This inferred resource is mainly seepage oxide copper in the granodiorite to the footwall and hanging wall gneiss.

Block model resources (not current CIM resource category) were calculated using a maximum 200 foot (60.96 m) search radius for each block calculation and then classified as measured and indicated. Resources within the inferred classification were calculated from search radius greater than 200 feet (60.96 m).

The previous section in italics is excerpts quoted from Kilborn's 1995 Feasibility Study on the Carmacks Copper Project.

Historical Mineral Reserves

The following historical estimates shown below in italics were made prior to the inception of NI 43-101 and have not been verified as mineral reserves pursuant to NI 43-101, are not being treated as current mineral reserves as defined in NI 43-101 and should not be relied upon. While Western considers these estimates to be relevant, it has not verified the estimates in accordance with NI 43-101 and therefore cannot confirm that the calculations of the mineral reserves are reliable.

In the Basic Engineering Report, the mineral reserve is estimated at 13.3 million tonnes, with an average grade of 0.97% total copper at a cutoff grade of 0.29% total copper and a mining dilution of 10%.

No recent estimate has been made that would take into account more recent price structures. This will be the focus of a new Technical Report to be commissioned.

Exploration and Development

No exploration is in progress at present and no further exploration is contemplated in the near future. A thorough examination of previous exploration work will be undertaken to determine if further exploration is merited.

Metallurgical testing on Carmacks samples began in 1989 and has continued intermittently to the present on samples extracted from trenches and from drill core. The various bottle roll and column tests that were undertaken between 1989 and 1996 account for 47 bottle roll tests and 21 column tests were designed to test the leach kinetics, the acid consumption, the optimum crush size and the total copper extraction. The results lead to the conclusion that an overall copper recovery of 80%, with a 19mm crush size was achievable.

A pilot plant operation was conducted which served the purpose of confirming that heap leach operations could be successfully operated under the prevailing winter conditions of the Yukon Territory. This has been upheld further, by more recently, by the full scale operations at the Brewery Creek mine.

In 2004 work commenced on a series of 11 small scale column tests that were designed to test the application of a process which generates sulphuric acid by the biological oxidation of sulphur. In general, at equivalent crush sizes, the columns employing the bioacid process achieved similar extraction to the control column but more rapidly.

Four of these columns were selected to test scenarios for decommissioning the heap on closure. Using varying applications of fresh water flush and sodium carbonate rinse, the columns all showed that the pH could be reduced to the 8 – 9 range and the dissolved metals could be reduces to levels within the MMERs.

Based on the apparent success of this test work two further large scale columns (12" x 30’) have been started to test the scaling up the work. This work has just been initiated and no results are available at the time of the Technical Report.

The Carmacks Copper Project is planned to be developed as a seasonal open pit mining operation to mine an average of 28,400 tonnes (ore and waste) per day on a seven day per week, 24 hours per day operation. The mine will be operated for 300 days of the year and will be shut down for the remaining two months, most likely January and February, when winter temperatures are extreme.

Copper is planned to be extracted from the ore using conventional acid heap leach technology followed by solvent extraction for concentration of the resulting copper sulphate solutions and electrowinning (SX-EW) for the recovery of product cathode copper metal.

The design processing rate of 8,400 tonnes of ore per day or 1,739,100 tonnes of ore per year is based on the production of 39 tonnes of copper per day or 14,310 tonnes of copper per year from an oxide ore grading 0.99% copper. Copper recovery, using a 120 day leach cycle, is approximately 74.7% with ultimate recovery of 80%. Solution processing facilities including solution flow to the heap, solvent extraction and electrowinning will operate year round.

The capital cost estimated in the Basic Engineering Report was $93,106,482 (Canadian) including indirects and contingencies. Total operating costs including transportation of the cathodes was estimated at $0.77 per pound of copper produced. Based on a 68%/32% debt equity ratio and a US$1.05/lb copper, the financial evaluation calculated an after-tax internal rate of return of 9.5% and an NPV @ 10% discount of $3,358,000. The exchange rate of the time was assumed to be US$1.00 = CAN$1.40.

Conclusions and Recommendations

Since the time of the Basic Engineering report Western has initiated some preliminary testwork to investigate the potential to generate sulphuric acid using the biological oxidation of elemental sulphur. The elemental sulphur would be agglomerated within the ore prior to placing on the pad, along with a "bio-acid" which would contain the bacteria to oxidize the sulphur. The "bio-acid" could be generated on site in reactor vessels and would obviate the need to produce sulphuric acid from a sulphur burner as envisaged in the basic engineering report.

This testwork on bio-acid leaching has revealed another possible process improvement which is only just beginning to be investigated. Direct electrowinning of low grade metal solutions is a relatively new process but one that appears to offer several advantages for the project. If found to be applicable to this project it could potentially eliminate the need for an Solvent Extraction plant, to purify and concentrate the pregnant liquor solution from the heap leach pad prior to electrowinning. Tests to investigate the potential for this option are planned as part of the large scale column testing.

Work performed on the project prior to the suspension of activities in 1998 clearly demonstrated a viable resource and economic development scenario at that time.

Further test work on the leaching process indicates the possibility of improvements to the process previously studied, resulting in lower capital and operating costs. The possibility of access to low cost power offers further opportunity in terms of operating and capital costs.

Economic conditions have changed significantly since 1998. Factors affecting construction and operating costs have risen significantly. Along with this, the demand for copper, and with this the price of copper, has changed favourably.

It is the recommendation of the Technical Report that Western Copper proceed with its plans to produce a full feasibility level report, meeting the requirements of NI 43-101, incorporating the latest metallurgical information and current economic conditions.

A Phase I budget of $1.25 million, for the 18 months following the date of this report, has been established to complete ongoing permitting work, metallurgical testing and Feasibility Study work including an updated resource estimate and preliminary engineering work.

PRO FORMA AVAILABLE FUNDS

Western Copper expects to have approximately $38 million working capital transferred to it by Western upon completion of the Arrangement.

USE OF AVAILABLE FUNDS

Western Copper expects to use the available funds over the next 18 months as follows:

Maximum
Carmacks Copper Project (1):
          • Update mineral resources
          • Update Feasibility Study
          • Continuation of environment assessment and permit application support
          • Large column met test including detoxification
• Begin preliminary engineering
$100,000
$500,000
$175,000
$75,000
$400,000
To pay estimated administrative expenses	$3,520,000
Unallocated working capital	$33,990,000
TOTAL:	$38,760,000(2)

(1)	See "Properties – Carmacks Copper Project".

(2)	Subject to adjustment as described under "Arrangement".

Western Copper will spend the funds available to it on completion of the Arrangement to carry out its ongoing permitting work, metallurgical testing and Feasibility Study work as set out under "Property". There may be circumstances where, for sound business reasons, a re-allocation of funds may be necessary.

UNAUDITED PRO FORMA SUMMARY FINANCIAL INFORMATION

The following table sets out selected pro forma financial information for Western Copper, assuming completion of the Arrangement as of December 31, 2005, and should be considered in conjunction with the more complete information contained in the unaudited pro forma financial statements of Western Copper attached as Schedule "C1" to this Information Circular.

As at December 31, 2005
Working Capital	$38,760,000
Mineral Properties	$4,423,514
Total Assets	$43,293,841
Total Shareholders Equity	$43,293,841

Refer also to the audited financial statements of the business of Western Copper as at December 31, 2005 attached as Schedule "C2" and the audited financial statements of Western Copper as at March 20, 2006 attached as Schedule "C3" to this Information Circular.

AUTHORIZED AND ISSUED SHARE CAPITAL

The authorized capital of Western Copper consists of

1.	an unlimited number of common shares without par value, none of which are issued;

2.

an unlimited number of Class A Voting shares, par value $0.00001 each, 100,000,000 of which are issued and outstanding as fully paid and non-assessable shares as at the date of this Information Circular, and

3.	an unlimited number of preferred shares without par value, issuable in series, none of which are issued.

Upon completion of the Arrangement and assuming there are (i) 48,864,680 Western Shares issued and outstanding at the time of the Arrangement; and (ii) no further share issues by Western, Western Copper will issue approximately 48,864,680 Western Copper Shares to acquire the Western Shares and reserve a further approximately 2,394,901 Western Copper Shares for issue upon exercise of Western Options resulting in approximately 2,394,901 Western Copper Shares being issued and outstanding. In addition, pursuant to the terms of the Arrangement, all issued Class A Voting shares, which are equal to the Western Copper Shares except that they are par value, will be redeemed and cancelled by Western Copper.

Holders of Western Copper Shares are entitled to one vote per share at all meetings of Western Copper Shareholders. Holders of Western Copper Shares are entitled to receive a pro rata share of the assets of Western Copper available for distribution to holders of Western Copper Shares in the event of liquidation, dissolution or winding-up of Western Copper. All Western Copper Shares rank pari passu, each with the other, as to all benefits, which might accrue to the holders of Western Copper Shares.

The preferred shares may have such authorized number, designation and special rights and restrictions including as to dividends, cancellation or redemption, conversion or exchange and retraction as may be fixed by the directors from time to time. The preferred shares shall, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Western Copper, whether voluntary or involuntary, or any other distribution of the assets of the Western Copper among its shareholders for the purpose of winding up its affairs, rank on a parity with the preferred shares of every other series and be entitled to preference over shares ranking junior to the preferred shares. Holders of preferred shares shall not be entitled to receive notice of and to attend all annual and special meetings of shareholders of Western Copper, except for meetings at which any holders of a specified class or series are entitled to vote, and to one vote in respect of each preferred share held at all such meetings.

OPTIONS AND OTHER RIGHTS TO PURCHASE SHARES

Stock Options

The Board of Directors of Western Copper adopted a stock option plan (the "Plan") on March 24, 2006. The Plan provides that, subject to the requirements of the TSX, the aggregate number of securities reserved for issuance, set aside and made available for issuance under the Plan will be 10% of the number of common shares of Western Copper issued and outstanding, from time to time, which would be

4,886,468 common shares of Western Copper assuming an issued capital of 48,864,680 Western Copper Shares upon completion of the Plan of Arrangement.

The purpose of the Plan is to attract and motivate directors, officers, employees of and service providers to the Issuer and its subsidiaries (collectively, the "Optionees") and thereby advance Western Copper's interests by affording such persons with an opportunity to acquire an equity interest in Western Copper through the stock options. The Plan authorizes the Board of Directors (or Compensation Committee) to grant stock options to the Optionees on the following terms:

1.

The number of shares subject to each stock option is determined by the board of directors of Western Copper (or the compensation committee) provided that the Plan, together with all other previously established or proposed share compensation arrangements, may not result in:

	a.	the number of common shares of Western Copper reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the outstanding issue; or

	b.	the issuance, to insiders of Western Copper of a number of common shares of Western Copper exceeding, within a one year period, 10% of the outstanding issue; or

	c.	the issuance, to any one insider of Western Copper and such insider’s associates, of a number of common shares of Western Copper exceeding, within a one year period, 5% of the outstanding issue.

2.

The outstanding issue is determined on the basis of the number of common shares of Western Copper outstanding immediately prior to any share issuance, excluding shares issued pursuant to share compensation arrangements over the preceding one-year period.

3.

The maximum number of common shares of Western Copper which may be issued pursuant to stock options granted under the Plan, unless otherwise approved by shareholders, is 10% of the issued and outstanding common shares at the time of the grant. Any increase in the issued and outstanding common shares of Western Copper will result in an increase in the available number of common shares of Western Copper issuable under the Plan, and any exercises of stock options will make new grants available under the Plan.

4.	The Plan must be approved and ratified by shareholders every three years.

5.

The exercise price of an option may not be set at less than the closing price of the common shares of Western Copper on the TSX on the trading day immediately preceding the date of grant of the option.

6.

The options may be exercisable for a period of up to seven years, such period and any vesting schedule to be determined by the board of directors of Western Copper (or compensation committee) of Western Copper, and are non-assignable, except in certain circumstances.

7.

The options can be exercised by the Optionee as long as the Optionee is a director, officer, employee or service provider to Western Copper or its subsidiaries or within a period of not more than 30 days after ceasing to be a director, officer, employee or service provider or, if the Optionee dies, within one year from the date of the Optionee's death.

8.	On the receipt of a takeover bid, issuer bid, going private transaction or change of control, any unvested options shall be immediately exercisable.

9.

The directors of Western Copper may from time to time in the absolute discretion of the directors amend, modify and change the provisions of an option or the Plan without obtaining approval of shareholders to:

	a.	make amendments of a "housekeeping" nature;

	b.	change vesting provisions;

	c.	change termination provisions for an insider provided that the expiry date does not extend beyond the original expiry date;

	d.	change termination provisions which does extend beyond the original expiry date for an Optionee who is not an insider;

	e.	reduce the exercise price of an option for an Optionee who is not an insider;

f.

implement a cashless exercise feature, payable in cash or securities, provided that such feature provides for a full deduction of the number of shares from the number of common shares reserved under the Plan; and

	g.	make any other amendments of a non-material nature which are approved by the TSX.

All other amendments will require approval of shareholders and the TSX.

The full text of the Plan will be available for review at the Meeting.

Warrants

Glamis will receive a share purchase warrant from Western Copper providing for the acquisition of 5% of the fully-diluted Western Copper Shares as at the time of the closing of the Arrangement, over a two year term at a price per Western Copper Share of $3.50. The warrant will be non-transferable, the shares issuable upon exercise thereof will be subject to a voting trust in favour of Western Copper and there will be "orderly sale" conditions in respect of Western Copper Shares acquired under the warrant, including the obligation to give 30 days prior notification to Western Copper of Glamis' intent to sell such shares and Western Copper having the right to find buyers for the shares to be sold.

PRIOR SALES

Western Copper has issued 100,000,000 Class A Shares to Western. These Class A Shares will be redeemed by Western Copper at the completion of the Arrangement and will be cancelled.

MARKET FOR SECURITIES

Western Copper Shares do not trade on any stock exchange.

PRINCIPAL HOLDERS OF VOTING SECURITIES POST ARRANGEMENT

To the knowledge of the directors and officers of Western and Western Copper, at the completion of the Arrangement, no person will beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of voting rights attached to each class of the then outstanding Western Copper Shares.

DIRECTORS AND OFFICERS

If the Arrangement completes, the board of directors of Western Copper will consist of the following named persons, all of whom are existing directors and officers of Western. Information respecting the Western Copper directors and officers is provided below.

Name, Position and Municipality of Residence(1)(2)	Principal Occupation	No. of Securities(3)	Percentage(4)
Dale Corman Chair, CEO, President and Director Vancouver, Canada	Chair of the Board and Chief Executive Officer of Western.	500,000	1.0%
Klaus Zeitler Director West Vancouver, BC	President of Amerigo Resources Ltd., formerly Senior Vice-president, Teck Cominco Limited.	10,000	0.02%
Robert Gayton Director West Vancouver, BC	Chartered Accountant; Vice-President Finance of Western (1995 to January 2004); financial consultant to the mineral exploration and technology industries since 1990.	12,900	0.02%
Brent Kinney Director Dubai, UAE	Petroleum lawyer, director of Husky Energy, Inc. and Dragon Oil PLC, President of Sky Petroleum Inc.	Nil	N/A
David Williams Director Ontario, Canada	President of Roxborough Holdings Limited, a private company, since 1995.	364,800(5)	0.75%
Jonathan Clegg VP Engineering Vancouver, BC	VP Engineering of Western.	Nil	N/A
Julien Francois, CFO, Vancouver, BC	Chartered Accountant, Controller of Western.	Nil	N/A
Corey M. Dean Corporate Secretary Richmond, Canada	Partner with DuMoulin Black LLP.(6)	Nil	N/A

(1)	The information as to residence and principal occupation, not being within the knowledge of Western Copper, has been furnished by the respective directors and officers individually.

(2)	Directors serve until the earlier of the next annual general meeting or their resignation.

(3)

The information as to securities beneficially owned or over which a director or officer will exercises control or direction, not being within the knowledge of Western Copper, has been furnished by the respective directors and officers individually based on shareholdings in Western as of the date of this Information Circular.

(4)	Assuming 48,864,680 Western Copper Shares are issued pursuant to the Arrangement.

(5)	100,000 of these shares are held by Roxborough Holdings, a private company controlled by Mr. Williams. 74,800 of these shares are held by Seed Foundation, a private company controlled by Mr. Williams.

(6)	DuMoulin Black LLP is corporate and securities counsel to Western and to Western Copper.

Upon the completion of the Arrangement, it is expected the directors and senior offices as a group, will beneficially own, directly or indirectly, or exercise control or direction over an aggregate of approximately 887,700 Western Copper Shares representing approximately 1.8% of the issued Western Copper Shares.

RISK FACTORS

In addition to the other information contained in this Information Circular, the following factors should be considered carefully when considering risks related to Western Copper.

There is no assurance that the Arrangement will complete

There is no assurance that the Arrangement will receive regulatory, court or shareholder approval or will complete. If the Arrangement does not complete, Western Copper will remain a wholly-owned subsidiary of Western. If the Arrangement does complete, Western Shareholders who will receive Western Copper Shares will be subject to the risk factors described below.

Investment in Western Copper Shares is inherently risky and there is no assurance of listing on a stock exchange

Western Copper Shares are not currently listed on any stock exchange and there is no assurance that the shares will be listed. Until the Western Copper Shares are listed on a stock exchange, Western Copper Shareholders may not be able to sell their Western Copper Shares. Even if a listing is obtained, the holding of Western Copper Shares will involve a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. Western Copper Shares should not be purchased by persons who cannot afford the possibility of the loss of their entire investment. Furthermore, an investment in securities of Western Copper should not constitute a major portion of an investor’s portfolio.

Western Copper has no history of operations, earnings or dividends

Western Copper has not yet commenced operations and therefore has no history of earnings or of a return on investment, and there is no assurance that any of its properties that it will acquire pursuant to the Arrangement or otherwise will generate earnings, operate profitably or provide a return on investment in the future. Western Copper has no plans to pay dividends. The future dividend policy of Western Copper will be determined by its board of directors.

There is no assurance that Western Copper will be able to obtain additional financing

While Western Copper will have, on completion of the Arrangement, sufficient financial resources to undertake its currently planned exploration and development programs, if Western Copper’s proposed exploration programs are successful, additional funds will be required for the development of an economic mineral body and to place it in commercial production. The only sources of future funds available to Western Copper are the sale of equity capital, or the offering by Western Copper of an interest in its properties to be earned by another party or parties carrying out exploration or development thereof. There is no assurance that any such funds will be available for operations. Failure to obtain additional financing on a timely basis could cause Western Copper to reduce or terminate its proposed operations.

Resource exploration and development involves a high degree of risk

Resource exploration and development is a speculative business and involves a high degree of risk. There is no known body of commercial ore on Western Copper’s properties. There is no certainty that the expenditures to be made by Western Copper in the exploration of the its properties or otherwise will result in discoveries of commercial quantities of minerals. The marketability of natural resources which may be acquired or discovered by Western Copper will be affected by numerous factors beyond the control of Western Copper. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Western Copper not receiving any or an adequate return on invested capital.

Future issuances of securities will dilute shareholder interests

Issuances of additional securities including, but not limited to, its common stock pursuant to any financing and otherwise, will result in a substantial dilution of the equity interests of any persons who may become Western Copper Shareholders as a result of or subsequent to the Arrangement.

Western Copper is subject to risks respecting development and production activities

Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in extraction operations and the conduct of exploration programs. Although Western Copper expects to carry liability insurance with respect to its mineral exploration operations, Western Copper may become subject to liability for damage to life and property, environmental damage, cave-ins or hazards against which it cannot insure or against which it may elect not to insure.

Western Copper is expected to be a passive foreign investment company for United States federal income tax purposes

It is expected that Western Copper will be a passive foreign investment company for United States Federal income tax purposes until it generates sufficient revenue from its mineral exploration and extraction activities. If Western Silver is a passive foreign investment company, any gain recognized by a U.S. Holder upon a sale or other disposition of Western Copper Shares may be ordinary (rather than capital), and any resulting United States federal income tax may be increased by an interest charge. Rules similar to those applicable to dispositions generally will apply to certain excess distributions in respect of a Western Copper Share.

Fluctuation of mineral prices may adversely affect Western Copper’s financial results

Factors beyond the control of Western Copper may affect the marketability of any ore or minerals discovered at and extracted from Western Copper’s properties. Resource prices have fluctuated widely, particularly in recent years, and are affected by numerous factors which will be beyond Western Copper’s control including international economic and political trends, inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new and improved extraction and production methods. The effect of these factors cannot accurately be predicted.

Title to Western Copper’s properties or interests may be disputed

The acquisition of title to resource properties or interests therein is a very detailed and time-consuming process. Title to and the area of resource concessions may be disputed. There is no guarantee of title to any of Western Copper’s properties. The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. Title may be based upon interpretation of a country’s laws, which laws may be ambiguous, inconsistently applied and subject to reinterpretation or change. Western Copper has not definitively surveyed the boundaries of any of its mineral properties and consequently the boundaries of the properties may be disputed. Western Copper may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

Environmental regulations may adversely affect Western Copper’s projects

Western Copper’s operations will be subject to environmental regulations promulgated by various Mexican government agencies from time to time. Violation of existing or future environmental rules may result in various fines and penalties.

Political, economic and social conditions may adversely affect Western Copper’s investments

Western Copper’s investments may be adversely affected by political, economic and social uncertainties which could have a material adverse effect on Western Copper’s results of operations and financial condition. Certain areas in which Western may acquire properties have experienced and may continue to experience local political unrest and disruption by the indigenous peoples which could potentially affect Western Copper’s projects. Changes in leadership, social or political disruption or unforeseen circumstances affecting political, economic and social structure could adversely affect Western Copper’s property interests or restrict its operations. Western Copper’s mineral exploration and development activities may be affected by changes in government regulations relating to the mining industry and may include regulations on production, price controls, labour, export controls, income taxes, expropriation of property, environmental legislation and safety factors.

Statutory and regulatory compliance is complex and may result in delay or curtailment of Company operations

The current and future operations of Western Copper will be governed by laws and regulations governing mineral concession acquisition, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in exploration activities often experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. Western Copper will apply for all necessary permits for the exploration work it intends to conduct, however such permits are, as a practical matter, subject to the discretion of government authorities and there can be no assurance that Western Copper will be successful in obtaining or maintaining such permits. Further, there can be no assurance that all permits which Western Copper may require for future exploration or development will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any project which Western Copper may undertake.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including the forfeiture of claims, orders issued by regulatory or judicial authorities requiring operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or costly remedial actions. Western Copper may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. Western Copper is not currently covered by any form of environmental liability insurance. See "Risks associated with Western Copper’s activities may not be insurable.", below.

Existing and possible future laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on Western Copper and cause increases in capital expenditures or require abandonment or delays in exploration.

Risks associated with Western Copper’s activities may not be insurable

Western Copper’s business will be subject to a number of risks and hazards and no assurance can be given that insurance to cover the risks to which Western Copper’s activities will be subject will be available at all or at commercially reasonable premiums. Western Copper expects to maintain insurance within ranges of coverage which it believes to be consistent with industry practice for companies of a similar stage of development. Western Copper expects to carry liability insurance with respect to its mineral exploration operations, but is not currently covered by any form of political risk insurance or any form of environmental liability insurance, since insurance against political risks and environmental risks (including liability for pollution) or other hazards resulting from exploration and development activities is prohibitively expensive. The payment of any such liabilities would reduce the funds available to Western Copper. If Western Copper is unable to fully fund the cost of remedying an environmental problem, it might be required to suspend operations or enter into costly interim compliance measures pending completion of a permanent remedy.

There is substantial competition for mineral deposits where Western Copper intends to conduct its operations

Significant and increasing competition exists for mineral deposits in each of the jurisdictions in which Western Copper intends to conduct operations. As a result of this competition, much of which is with large established mining companies with substantially greater financial and technical resources than Western Copper, Western Copper may be unable to acquire additional attractive mining claims or financing on terms it considers acceptable. Western Copper will also be competing with other mining companies in the recruitment and retention of qualified employees. Consequently, Western Copper’s operations and financial condition could be materially adversely affected.

Western Copper depends on key management and employees

Western Copper’s development depends on the efforts of key members of management and employees. Loss of any of these people could have a material adverse effect on Western Copper. Western Copper intends to have employment and consulting agreements with its key members of management, which will provide, among other things, that either party may terminate on a minimum of 30 days notice. Western Copper does not expect to have key person insurance with respect to any of its key employees.

Western Copper’s shares, if listed on a stock exchange, may experience price volatility

Securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to the financial performance or prospects of Western Copper include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. Western Copper’s share price (if the shares are listed on a stock exchange) financial condition and results of operations are all also likely to be significantly affected by short-term changes in gold, silver, copper, lead or zinc prices. There can be no assurance that continual fluctuations in metal prices will not occur. As a result of any of these factors, the market price of the Western Shares at any given point in time may not accurately reflect Western Copper’s long-term value.

Western Copper may encounter difficulties in conducting its business through foreign subsidiaries

Western Copper is a holding company that will be conducting its business through foreign subsidiaries, joint ventures and divisions, and substantially all of its assets are held in such entities. Accordingly, any limitation on the transfer of cash or other assets between Western Copper and its subsidiaries, or among its subsidiaries, could restrict Western Copper’s ability to fund operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on Western Copper’s valuation and share price.

Risks associated with conflicts of interest

Certain of the directors and officers of Western Copper also serve as directors and/or officers of other companies or other managerial positions involved or related to natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers involving Western Copper will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of Western Copper and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the Business Corporations Act (British Columbia) and other applicable laws.

RELATIONSHIP BETWEEN WESTERN COPPER AND PROFESSIONAL PERSONS

There is to the knowledge of the directors and officers of Western Copper, no beneficial interest, direct or indirect (greater than a 1% interest), in any securities or in any property of Western Copper or of an associate or affiliate of Western Copper, to be held by a "professional person" as referred to in Section 106(2) of the Rules under the Securities Act (British Columbia) upon completion of the Arrangement.

AUDITORS

The auditors, of Western Copper are PricewaterhouseCoopers LLP, Chartered Accountants, of Suite 700, 250 Howe Street, Vancouver, British Columbia, V6C 3S7.

EXPERTS

Information of an economic (including economic analysis), scientific or technical nature in respect of the Company’s Carmacks Copper Project is contained in this Information Circular based upon the Technical Report entitled "Carmacks Copper Project" dated March 31, 2006 which was prepared by George Cavey, P. Geo., David Gunning, P. Eng. (both of OreQuest Consulting Ltd.) and Jonathan Clegg, P. Eng. (VP Engineering, Western Copper), each of whom is a "qualified person" for the purposes of NI 43-101.

With respect to the pro forma financial statements of Western Copper included herein, the independent chartered accountants have reported that they applied limited procedures in accordance with Canadian professional standards for preparation of a compilation report. However, their separate compilation report included herein states that they are unable to express any opinion in accordance with standards of reporting generally accepted in the United States with respect to the compilation of the accompanying unaudited pro forma financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. The accountants may not be subject to the liability provisions of Section 11 of the U.S. Securities Act for their report on the pro forma financial information and the related comments for the United States readers on differences between Canadian and United States reporting standards because that report is not a "report" or a "part" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the U.S. Securities Act.

The above noted experts have advised Western Copper that they, as a group, beneficially own, directly or indirectly, less than one percent of the outstanding Western Copper Shares.

The audited consolidated financial statements incorporated by reference into this Information Circular have been included in reliance upon the report of PricewaterhouseCoopers LLP, Chartered Accountants, also incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing.

PricewaterhouseCoopers LLP has advised the Company that it is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and within the meaning of the securities acts administered by the United States Securities and Exchange Commission and the Independence Standards Board.

REGISTRAR AND TRANSFER AGENT

The transfer agent and registrar for the Western Copper Shares will be Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

MATERIAL CONTRACTS

The only agreements or contracts that Western Copper will be a party to and which have been entered into in the past two years and may be reasonably regarded as being currently material, on a pro forma basis are:

1.	The Arrangement Agreement dated February 23, 2006 made between Glamis, Western and Western Copper as described under "The Arrangement" in this Information Circular.

2.	The Non-Competition Agreement to be entered into by Western Copper and Glamis as described under "The Arrangement".

3.	The Right of First Offer Agreement to be entered into by Western Copper and Glamis as described under "The Arrangement".

A copy of any material contract or report may be inspected at any time up to the commencement of the Meeting during normal business hours at Suite 2050, 1111 West Georgia Street, Vancouver, British Columbia V6E 4M3.

CERTIFICATE OF WESTERN SILVER CORPORATION

The foregoing as it relates to Western Silver Corporation contains full, true and plain disclosure of all material facts relating to the particular matters to be acted upon by shareholders of Western Silver Corporation.

DATED March 24, 2006

(Signed) DALE CORMAN	(Signed) JOSEPH LITNOSKY
Chief Executive Officer and Chair	Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS OF
WESTERN SILVER CORPORATION

(Signed) ROBERT GAYTON	(Signed) THOMAS PATTON
Director	Director

SCHEDULE "A"

TEXT OF ARRANGEMENT RESOLUTION

BE IT RESOLVED, as a Special Resolution, THAT:

1.

the Arrangement under Section 288 of the Business Corporations Act (British Columbia) set forth in the Plan of Arrangement attached as Schedule "D" to the Information Circular of Western Silver Corporation ("Western") accompanying the Notice of Meeting is authorized and approved;

2.

the board of directors of Western, without further notice to or approval of the shareholders of Western, may, in accordance with the terms of the Arrangement, elect not to proceed with the Arrangement or otherwise give effect to this Special Resolution, at any time prior to the Arrangement becoming effective; and

3.

any one or more of the directors and officers of Western be authorized and directed to perform all such acts, deeds and things and execute, under the seal of Western or otherwise, all such documents and other writings, including as may be required to give effect to the true intent of this resolution.

SCHEDULE "B"

PRO FORMA GLAMIS CONSOLIDATED FINANCIAL STATEMENTS

Pro Forma Financial Statements
(Expressed in millions of United States dollars)

GLAMIS GOLD LTD.

Year ended December 31, 2005

(Unaudited)

KPMG LLP	Telephone (604) 691-3000
Chartered Accountants	Fax (604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

COMPILATION REPORT ON PRO FORMA FINANCIAL STATEMENTS

The Board of Directors
Glamis Gold Ltd.

We have read the accompanying unaudited pro forma balance sheet of Glamis Gold Ltd. (the “Company”) as at December 31, 2005 and unaudited pro forma statement of operations for the year ended December 31, 2005, and have performed the following procedures:

1.

Compared the figures in the columns captioned “Glamis Gold Ltd.” to the audited financial statements of the Company as at December 31, 2005 and for the year then ended, and found them to be in agreement.

2.	(a)

Compared the figures in the column in the pro forma consolidated balance sheet captioned “Western Silver Corporation” to the unaudited financial statements of Western Silver Corporation as at December 31, 2005 and found them to be in agreement.

(b)

Compared to the figures in the column in the pro forma consolidated statement of operations captioned “Western Silver Corporation Twelve months ended December 31, 2005” to the column captioned “Twelve months ended December 31, 2005 - U.S. dollars” in note 5 to the pro forma consolidated financial statements, and found them to be in agreement.

(c)

Compared, in note 5 to the pro forma consolidated financial statements, the figures in the columns captioned “Year ended September 30, 2005” to the audited financial statements of Western Silver Corporation as at September 30, 2005 and for the year then ended, “Three months ended December 31, 2005” to the unaudited financial statements of Western Silver Corporation as at December 31, 2005 and for the three months then ended and “Three months ended December 31, 2004” to the unaudited financial statements of Western Silver Corporation as at December 31, 2004 and for the three months then ended, respectively, and found them to be in agreement.

(d)

Recalculated, in note 5 to the pro forma consolidated financial statements, the aggregate of the amounts in the columns captioned “Year ended September 30, 2005” and “Three months ended December 31, 2005” less the amounts in the column captioned “Three months ended December 30, 2004”, adjusted to reflect the translation of Canadian dollars into U.S. dollars at the rate as disclosed, and found the amounts in the column captioned “Twelve months ended December 31, 2005 - U.S. dollars”, to be arithmetically correct.

3.	Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

	(a)	The basis for determination of the pro forma adjustments; and

	(b)	Whether the pro forma financial statements comply as to form in all material respects with the published requirements of Canadian securities legislation.

The officials:

	(i)	described to us the basis for determination of the pro forma adjustments, and

	(ii)	stated that the pro forma financial statements comply as to form in all material respects with the published requirements of Canadian securities legislation.

4.	Read the notes to the pro forma financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5.

Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned “Glamis Gold Ltd.” and “Western Silver Corporation” as at December 31, 2005 and for the year then ended, and found the amounts in the column captioned “Pro forma Consolidated” to be arithmetically correct.

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

Glamis Gold Ltd.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

KPMG LLP (signed)
Chartered Accountants

Vancouver, Canada
March 24, 2006

COMMENTS FOR UNITED STATES READERS ON DIFFERENCES BETWEEN
CANADIAN AND UNITED STATES REPORTING STANDARDS

The above report, provided solely pursuant to Canadian requirements, is expressed in accordance with standards of reporting generally accepted in Canada. To report in conformity with United States standards on the reasonableness of the pro forma adjustments and their application to the pro forma financial statements requires an examination or review substantially greater in scope than the review we have conducted. Consequently, we are unable to express any opinion in accordance with standards of reporting generally accepted in the United States with respect to the compilation of the accompanying unaudited pro forma financial information.

KPMG LLP (signed)
Chartered Accountants

Vancouver, Canada
March 24, 2006

GLAMIS GOLD LTD.
Pro Forma Consolidated Balance Sheet
(Unaudited)
(Expressed in millions of United States dollars)

December 31, 2005

	Glamis	Western Silver	Pro Forma	Pro Forma
	Gold Ltd.	Corporation	Adjustments	Consolidated
			(note 2)

Assets

Current assets:
Cash and cash equivalents	$32.1	$48.0	$(33.4)	[a]	$20.1
			(9.0)	[a]
			(5.6)	[a]
			(12.0)	[b]
Inventory	29.4	-	-		29.4
Accounts and interest receivable
and prepaid expenses	4.2	0.9	(0.9)	[a]	4.2
	65.7	48.9	(60.9)		53.7

Mineral property, plant and equipment	630.8	53.1	(53.1)	[b]	1,962.8
			1,332.0	[b]

Other assets	24.7	0.2	(0.2)	a	24.7

	$721.2	$102.2	$1,217.8		$2,041.2

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued
liabilities	$27.2	$2.4	$(2.4)		$27.2
Site closure and reclamation costs,
current	1.0	-	-		1.0
Taxes payable	0.8	-	-		0.8
	29.0	2.4	(2.4)		29.0

Site closure and reclamation costs	12.2	-	-		12.2

Long-term debt	80.0	-	-		80.0

Future income taxes	96.4	-	363.3	[b]	459.7
	217.6	2.4	360.9		580.9

Shareholders’ equity:
Share capital (note 3)	492.9	123.8	(123.8)	[c]	1,411.5
			918.6	[b]
Contributed surplus	12.5	5.4	(5.4)	[c]	50.6
			38.1	[b]
Deficit	(1.8)	(29.4)	29.4	[c]	(1.8)
	503.6	99.8	856.9		1,460.3

	$721.2	$102.2	$1,217.8		$2,041.2

See accompanying notes to pro forma consolidated financial statements.

GLAMIS GOLD LTD.
Pro Forma Consolidated Statement of Operations
(Unaudited)
(Expressed in millions of United States dollars, except per share amounts)

		Western Silver
		Corporation		Pro Forma
	Glamis Gold Ltd.	Twelve months		Consolidated
	Year ended	ended		Year ended
	December 31,	December 31,	Pro Forma	December 31,
	2005	2005	Adjustments	2005
		(note 5)	(note 2)

Revenue	$202.6	$-	$-	$202.6
Cost of Production	87.7	-	-	87.7
	114.9	-	-	114.9

Expenses:
Depreciation and depletion	51.1	-	-	51.1
Exploration	9.5	0.8	11.6	[d] 21.9
General and administrative	13.0	4.4	-	17.4
Stock-based compensation	3.9	-	1.2	[e] 5.1
Other	2.1	1.5	-	3.6
	79.6	6.7	12.8	99.1

Earnings (loss) from operations	35.3	(6.7)	(12.8)	15.8

Interest expense	(0.4)	-	-	(0.4)
Interest and other income	2.2	1.3	(1.3)	[f] 2.2

Earnings before income taxes	37.1	(5.4)	(14.1)	17.6

Provision for income taxes:
Current	4.3	-	-	4.3
Future	5.7	-	-	5.7
	10.0	-	-	10.0

Net earnings	$27.1	$(5.4)	$(14.1)	$7.6

Earnings per share (note 4):
Basic	$0.21			$0.05
Diluted	0.20			0.05

See accompanying notes to pro forma consolidated financial statements.

GLAMIS GOLD LTD.
Notes to Pro Forma Consolidated Financial Statements
(Unaudited)
(Expressed in United States dollars)

Year ended December 31, 2005

1.	Plan of arrangement and basis of presentation:

The accompanying pro forma consolidated financial statements have been compiled for purposes of inclusion in an Information Circular of Western Silver Corporation (“Western Silver”) dated March 24, 2006. These pro forma consolidated financial statements give effect to the acquisition by Glamis Gold Ltd. (“Glamis”) of all the issued and outstanding shares of Western Silver under the proposed plan of arrangement. Under the terms of the proposed plan of arrangement, Western Silver is to create a new wholly-owned subsidiary company (“Western Copper“), and is to transfer to Western Copper cash in the amount of approximately CDN$38.8 million and all of Western Silver’s right, title and interest in and to specified exploration properties and assets located in Canada and Mexico. The proposed plan of arrangement provides that Western Silver shareholders will exchange each of their Western Silver shares held for 0.688 of a Glamis share and one common share of Western Copper. In addition, each Western Silver share purchase option is to be exercisable to receive 0.688 of a Glamis share at an adjusted exercise price and a Western Copper share purchase option.

This proposed plan of arrangement is subject to approval of the shareholders of Western Silver, regulatory authorities and the Supreme Court of British Columbia.

These pro forma consolidated financial statements include:

(a)

a pro forma consolidated balance sheet as at December 31, 2005, which has been prepared from the December 31, 2005 audited consolidated balance sheet of Glamis and the December 31, 2005 unaudited consolidated balance sheet of Western Silver, converted to U.S. dollars at the December 31, 2005 Canadian/U.S. dollar exchange rate of 1.1630, and gives effect to the acquisition by Glamis of the Western Silver assets and liabilities to be acquired and the assumptions as described in note 2, as if these transactions occurred on December 31, 2005.

(b)

a pro forma consolidated statement of operations for the year ended December 31, 2005 prepared from the audited consolidated statement of operations of Glamis for the year ended December 31, 2005 and from the unaudited consolidated statement of operations of Western Silver for the twelve months ended December 31, 2005 prepared as described in note 5, as if the transactions had occurred on January 1, 2005.

These pro forma consolidated financial statements are not necessarily indicative of the financial position of Glamis as at the time of closing of the transaction referred to above, nor of the future operating results of Glamis as a result of the transactions.

The pro forma consolidated financial statements should be read in conjunction with the audited consolidated financial statements of Glamis as at and for the year ended December 31, 2005 and the Western Silver audited consolidated financial statements for the year ended September 30, 2005 and unaudited interim consolidated financial statements for the three months ended December 31, 2005 and 2004, all incorporated by reference in the Information Circular.

GLAMIS GOLD LTD.
Notes to Pro Forma Consolidated Financial Statements
(Unaudited)
(Expressed in United States dollars)

Year ended December 31, 2005

2.	Pro forma assumptions:

The pro forma consolidated balance sheet gives effect to the following transactions and assumptions as if they had occurred on December 31, 2005:

(a)

The transfer of approximately CDN$38.8 million cash (U.S.$33.4 million) to Western Copper and the incurrence of costs related to the transactions by Western Silver of $9.0 million. In addition, any remaining net working capital and investments of Western Silver at the date of closing of the transactions is to be transferred to Western Copper. Accordingly, it is assumed that the remaining cash of $5.6 million, accounts receivable and prepaid expenses of $0.9 million, other assets of $0.2 million and accounts payable and accrued liabilities of $2.4 million are not acquired/assumed by Glamis in the December 31, 2005 proforma consolidated balance sheet.

(b) The total assumed purchase price of $968.7 million is determined as follows:

Western Silver shares outstanding at December 31, 2005	48,585,581
Exchange ratio	0.688
Glamis shares to be issued	33,426,880
Closing market price of a Glamis share on December 31, 2005	$27.48
Assumed fair value of Glamis shares issued	$918,570,662
Western Silver options outstanding at December 31, 2005	2,674,000
Exchange ratio	0.688
Glamis option rights to be issued	1,839,712
Fair value of Glamis option right(1)	$20.74
$38,155,626
Estimated transaction expenses of the Company	$12,000,000
Estimated purchase price	$968,726,288

(1)

The fair value of a Glamis option right has been estimated based on the closing market price of a Glamis share on December 31, 2005 of $27.48, an exercise price of CDN$8.14 (U.S.$7.00) (calculated as the weighted average exercise price of outstanding Western Silver options at December 31, 2005 less CDN$0.88 divided by 0.688) and assuming an expected life of the option of 1.3 years, expected stock price volatility of 34%, expected dividend yield of nil and a risk free rate of return of 2.93%.

GLAMIS GOLD LTD.
Notes to Pro Forma Consolidated Financial Statements
(Unaudited)
(Expressed in United States dollars)

Year ended December 31, 2005

2.	Pro forma assumptions (continued):

	(b)	Continued:

The assets acquired and liabilities assumed are to be recorded at their estimated fair values, which are based on preliminary management estimates and are subject to final valuation adjustments.

The preliminary allocation of the purchase price is as follows:

(millions)
Mineral property, plant and equipment	$1,332.0
Future income taxes	(363.3)
$968.7

The amounts allocated to mineral property and future income taxes assume tax bases of $34.6 million exists in respect of the mineral properties being acquired and that no income tax expense arises on the sale of exploration properties by Western Silver to Western Copper.

(c)	The elimination of the existing share capital, contributed surplus and deficit of Western Silver.

The pro forma consolidated statement of operations for the year ended December 31, 2005 gives effect to the following adjustments and assumptions as if the transactions described above had occurred on January 1, 2005:

(d)

An increase in exploration expense by Western Silver of $11.6 million to conform with Glamis’ accounting policy of expensing exploration expenditures on properties not advanced enough to identify their development potential.

(e)	An increase in stock-based compensation of $1.2 million deferred by Western Silver to properties in the exploration stage which would be expensed under Glamis’ accounting policies.

(f)	The reduction of interest income of Western Silver to nil as Glamis is not acquiring any cash under the transactions.

GLAMIS GOLD LTD.
Notes to Pro Forma Consolidated Financial Statements
(Unaudited)
(Expressed in United States dollars)

Year ended December 31, 2005

3.	Share capital:

After giving effect to the pro forma assumptions in note 2, the issued and fully paid share capital of Glamis is as follows:

	Number
	of shares	Amount
		(millions)

Balance, December 31, 2005	131,918,803	$492.9
Proposed acquisition of Western Silver by way
of common shares (note 2(b))	33,426,880	918.6

Pro forma balance, December 31, 2005	165,345,683	$1,411.5

4.	Earnings per share:

The calculation of pro forma earnings per share in the pro forma consolidated statement of operations for the year ended December 31, 2005 is based on the weighted average number of common shares of Glamis for the year ended December 31, 2005 plus the additional 33,426,880 Glamis shares that would have been outstanding for the year ended December 31, 2005 had the transactions described in note 1 occurred on January 1, 2005.

5.	Western Silver pro forma statement of operations:

The Western Silver pro forma statement of operations for the twelve months ended December 31, 2005 has been prepared by adding the statement of operations for the three months ended December 31, 2005 to the results for the year ended September 30, 2005 and deducting the interim results for the three months ended December 31, 2004, and then converting the results to U.S. dollars based on the average Canadian/U.S. dollar exchange rate for the year ended December 31, 2005 of 1.2114, as follows:

					Twelve months
				Twelve months	ended
	Year ended	Three months ended		ended	December 31,
	September 30,	December 31,	December 31,	December 31,	2005
(millions)	2005	2005	2004	2005	- U.S. dollars

Expenses:
General exploration	CDN$ 0.9	CDN$ 0.2	CDN$ 0.1	CDN$ 1.0	$ 0.8
General and administrative	4.8	1.3	0.8	5.3	4.4
Impairment of mineral
properties	1.8	-	-	1.8	1.5
	7.5	1.5	0.9	8.1	6.7

Loss from operations	(7.5)	(1.5)	(0.9)	(8.1)	(6.7)

Interest and other income	1.3	0.4	0.1	1.6	1.3

Loss for the period	CDN$ (6.2)	CDN$ (1.1)	CDN$ (0.8)	CDN$ (6.5)	$ (5.4)

SCHEDULE "C1"

PRO FORMA WESTERN COPPER FINANCIAL STATEMENTS

Western Copper Corporation

Pro Forma Consolidated Financial Statements
(Unaudited)
December 31, 2005
(expressed in Canadian dollars)

NOTE: The following compilation report is provided solely in order to comply with applicable requirements of Canadian securities laws. It should be noted that to report in accordance with the U.S. Public Company Accounting Oversight Board Auditing Standards (PCAOBAS) on a compilation of pro forma financial statements an examination greater in scope than that performed under Canadian standards would be required.

Compilation Report

To the Director of
Western Copper Corporation

We have read the accompanying unaudited pro forma consolidated financial statements of Western Copper Corporation (the “Company”) as at December 31, 2005 and have performed the following procedures.

1.

Compared the figures in the columns captioned “Western Copper Corporation” to the audited financial statement of the Company as at March 20, 2006 and for the period from March 17, 2006 (date of incorporation) to March 20, 2006, and found them to be in agreement.

2.

Compared the figures in the columns captioned “Western Copper Business” to the audited financial statements of Western Copper Business as at December 31, 2005 and for the year then ended, and found them to be in agreement.

3.	Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

	a)	The basis for determination of the pro forma adjustments; and

	b)	Whether the unaudited pro forma consolidated financial statements comply as to form in all material respects with the published requirements of Canadian securities legislation.

The officials:

	a)	Described to us the basis for determination of the pro forma adjustments, and

	b)	Stated that the unaudited pro forma consolidated financial statements comply as to form in all material respects with the published requirements of Canadian securities legislation.

4.	We read the notes to the pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5.

We recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned “Western Copper Corporation” and “Western Copper Business” and found the amounts in the column captioned “Pro Forma December 31, 2005” to be arithmetically correct.

An unaudited pro forma consolidated financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the unaudited pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, B.C., Canada
March 29, 2006

Western Copper Corporation
Pro Forma Consolidated Balance Sheet
(Unaudited)

(expressed in Canadian dollars)

	Western	Western			Pro forma
	Copper	Copper	Pro forma		December 31,
	Corporation	Business	Adjustments	Note 1	2005
	$	$	$	Reference	$
Assets
Current assets
Cash and cash equivalents	1,000	-	38,760,000	(a)	38,761,000
Property and equipment	-	109,327			109,327
Mineral properties
Carmacks	-	4,200,000			4,200,000
Almoloya	-	223,514			223,514
	-	4,423,514			4,423,514
	1,000	4,532,841			43,293,841
Liabilities
Current liabilities
Accounts payable	1,000	-			1,000
Shareholders’ Equity
Capital stock (note 2)	1,000	-			1,000
Contributed surplus	-	22,102,077	38,760,000	(a)	62,023,385
			125,041	(b)
			1,036,267	(c)

Deficit	(1,000)	(17,569,236)	(1,161,308)	(b), (c)	(18,731,544)
	-	4,532,841			43,292,841
	1,000	4,532,841			43,293,841

Western Copper Corporation
Pro Forma Consolidated Statement of Operations
(Unaudited)
For the year ended December 31, 2005

(expressed in Canadian dollars)

	Western	Western	Pro forma
	Copper	Copper	December 31,
	Corporation	Business	2005
	$	$	$

Expenses
General exploration expenditures	-	311,932	311,932
General and administrative expenses	1,000	49,483	50,483

Loss for the year	1,000	361,415	362,415

Western Copper Corporation
Notes to Pro Forma Consolidated Financial Statements
(Unaudited)
December 31, 2005

(expressed in Canadian dollars)

1	Pro forma adjustments and assumptions

On February 24, 2006, Western Silver Corporation (Western Silver) and Glamis Gold Ltd. (Glamis) announced a plan of arrangement (the Agreement), whereby Glamis will acquire all the outstanding shares of Western  Silver. Pursuant to the Agreement, each Western Silver shareholder will receive 0.688 of a Glamis common share and a share in Western Copper Corporation (Western Copper or the Company) for each issued Western Silver share. Upon conclusion of the transaction, Western Cooper will be owned exclusively by existing Western Silver shareholders. As part of the Agreement, Western Silver will transfer to Western Copper cash and cash equivalents, its interest in the Carmacks Copper and the Almoloya projects and office equipment relating to Western Silver’s corporate office. The transaction is expected to close in May 2006.

The Agreement is subject to approval by the shareholders of Western Silver, applicable regulatory authorities and the Supreme Count of British Columbia. For the purposes of these unaudited pro forma consolidated financial statements, the Agreement is considered to be effective as at December 31, 2005 and for the year then ended. Western Copper was incorporated under the Business Corporations Act of the Province of British Columbia on March 17, 2006 and is wholly-owned by Western Silver.

In the opinion of management, the unaudited pro forma consolidated balance sheet at December 31, 2005 and the unaudited consolidated pro-forma statement of operations for the year then ended include all the adjustments necessary for fair presentation in accordance with accounting principles generally accepted in Canada. The unaudited pro forma consolidated balance sheet at December 31, 2005 and the unaudited pro forma statement of operations for the year then ended, are not necessarily indicative of the financial results that may be obtained in the future.

The unaudited pro forma consolidated balance sheet at December 31, 2005 gives effect to the transactions and assumptions listed below as if they occurred on December 31, 2005. The unaudited pro forma consolidated statement of operations gives effect to the transactions and assumptions listed below as if they occurred on January 1, 2005.

	a)	As part of the Agreement, Western Silver is expected to transfer estimated cash and cash equivalents amounting to $38.76 million. The final amount transferred is dependent on the actual costs realized by Western Silver up to the Effective Date.

b)

Under the Agreement, the Company will grant Glamis a share purchase warrant to acquire 5% of the fully-diluted of the Company as of the Effective Date (defined as the date stamped on the Final Notice of Change to the Notice of the Articles of Western Silver that is filed with the Registrar in respect of the Agreement) for a period of two years following the Effective Date, at a price of $3.50 per share.

(1)

Western Copper Corporation
Notes to Pro Forma Consolidated Financial Statements
(Unaudited)
December 31, 2005

(expressed in Canadian dollars)

The fair value of the warrant is estimated to be $125,041 using the Black-Scholes model and assuming an expected warrant life of 2.0 years, a risk free rate of 3.27%, an expected dividend yield of $nil, and an expected stock price volatility of 65%. This value has been accounted for as a dividend-in-kind to Western Silver with a corresponding credit to contributed surplus.

c)

Each Western Silver stock option unexercised as at the Effective Date of the Agreement will be exchanged for one stock option of Western Copper, at an exercise price of $0.88 per share. The terms of all unexercised options remain the same as in Western Silver. The fair value of these stock options is estimated to be $1,036,267 using the Black-Scholes model and assuming an average expected option life of 2.8 years, a risk free rate of 3.27%, an expected dividend yield of $nil, and an expected stock price volatility of 65%. This value has been accounted for as a dividend-in-kind to Western Silver with a corresponding credit to contributed surplus.

2	Capital stock

Authorized

Unlimited number of Class A voting shares with a par value of $0.00001 per share Unlimited number of common shares without par value Unlimited number of preferred shares without par value

Issued

Pro forma
December 31,
2005
$

Subscription by Western Silver Corporation for 100,000,000
Class A shares issued March 17, 2006 at par value to be
redeemed on the Effective Date	1,000

(2)

SCHEDULE "C2"

AUDITED FINANCIAL STATEMENTS OF THE WESTERN COPPER BUSINESS

Western Copper Business

Financial Statements
December 31, 2005 and 2004
(expressed in Canadian dollars)

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 (604) 806 7000
Facsimile +1 (604) 806 7806

Auditors’ Report

To the Director of
Western Copper Business

We have audited the balance sheets of Western Copper Business as at December 31, 2005 and 2004 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Business management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Business as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia
March 29, 2006

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers
International Limited, each of which is a separate and independent legal entity.

Western Copper Business
Balance Sheets
As at December 31, 2005 and 2004

(expressed in Canadian dollars)

	2005	2004
	$	$

Assets

Property and equipment (note 4)	109,327	42,328

Mineral properties (note 5)

Carmacks	4,200,000	4,100,000
Almoloya	223,514	153,894

	4,532,841	4,296,222

Shareholders’ Equity

Contributed surplus (note 6)	22,102,077	21,504,043

Deficit	(17,569,236)	(17,207,821)

	4,532,841	4,296,222

Transfer of assets (note 1)

Nature of operations (note 2)

Commitments (notes 5 and 7)

Subsequent events (note 10)

Approved by the Director

(signed) Dale Corman	Director

The accompanying notes are an integral part of these financial statements.

Western Copper Business
Statements of Operations and Deficit
For the years ended December 31, 2005 and 2004

(expressed in Canadian dollars)

	2005	2004
	$	$

Expenses
General exploration expenditures	311,932	132,720
General and administrative expenses	49,483	115,736

Loss for the year	(361,415)	(248,456)

Deficit - Beginning of year	(17,207,821)	(16,959,365)

Deficit - End of year	(17,569,236)	(17,207,821)

The accompanying notes are an integral part of these financial statements.

Western Copper Business
Statements of Cash Flows
For the years ended December 31, 2005 and 2004

(expressed in Canadian dollars)

	2005	2004
	$	$

Cash flows used by operating activities
Loss for the year	(361,415)	(248,456)

Cash flows used by investing activities
Expenditures on mineral properties and deferred costs	(169,620)	(165,336)
Expenditures on property and equipment	(66,999)	(40,624)

	(236,619)	(205,960)

Cash flows from financing activities
Funding provided by Western Silver Corporation	598,034	454,416

Increase in cash and cash equivalents and
cash and cash equivalents - Beginning and end of year	-	-

The accompanying notes are an integral part of these financial statements.

Western Copper Business
Notes to Financial Statements
December 31, 2005 and 2004

(expressed in Canadian dollars)

1	Transfer of assets

On February 24, 2006, Western Silver Corporation (Western Silver) and Glamis Gold Ltd. (Glamis) announced a plan of arrangement (the Agreement), whereby Glamis will acquire all the outstanding shares of Western  Silver. Pursuant to the Agreement, each Western Silver shareholder will receive 0.688 of a Glamis common share and a share of Western Copper Corporation (Western Copper) for each issued Western Silver share (Note: Western Copper was incorporated under the Business Corporations Act of the Province of British Columbia on March 17, 2006 and is wholly-owned by Western Silver). Upon conclusion of the transaction, Western Copper will be owned exclusively by existing Western Silver shareholders. As part of the Agreement, Western Silver will transfer to Western Copper cash and cash equivalents, its interest in the Carmacks Copper and Almoloya projects and certain property and equipment relating to Western Silver’s corporate office. The transaction is expected to close in May 2006.

The Agreement is subject to approval by the shareholders of Western Silver, applicable regulatory authorities and the Supreme Court of British Columbia.

Upon execution of the Agreement, Western Silver is expected to transfer the following to Western Copper:

a)

Cash and cash equivalents (note: The amount of cash will be reduced or increased depending on actualcosts realized by Western Silver up to the Effective Date of the transaction (defined as the date stamped on the Final Notice of Change to the Notice of Articles of Western Silver that is filed with the Registrar in respect of the Agreement)).

	b)	The Carmacks and Almoloya mineral properties; and

	c)	Property and equipment relating to Western Silver’s corporate premises.

Western Copper Business’ (the Business) financial statements reflect the financial position, statement of operations and deficit and cash flows of the related copper business of Western Silver. The statements of operations and deficit for both 2005 and 2004 include the direct exploration expenses relating to the Carmacks and Almoloya mineral properties and an allocation of Western Silver’s general and administrative expenses incurred in each of these years. The allocation of general and administrative expenses was calculated on the basis of the ratio of costs incurred on the Carmacks and Almoloya mineral properties in each year presented as compared to the costs incurred on all mineral properties in each of these years. The financial statements have been presented under the continuity of interests basis of accounting with balance sheet amounts based on the amounts recorded by Western Silver. Management cautions readers of these financial statements, that the allocation of expenses does not necessarily reflect future general and administrative expenses.

The Business’ opening deficit at January 1, 2004 has been calculated by applying the same allocation principles outlined above to the cumulative transactions relating to the Carmacks and Almoloya mineral properties from the date of acquisition of those mineral properties until December 31, 2003.

(1)

Western Copper Business
Notes to Financial Statements
December 31, 2005 and 2004

(expressed in Canadian dollars)

2	Nature of operations

Western Copper Business is an exploration stage business that is engaged directly in the exploration and development of mineral properties in Mexico and Canada. The recoverability of the amounts shown for mineral property assets is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties and the ability of the Business to obtain the necessary financing to continue the exploration and future development of its mining properties, or realizing the carrying amount through a sale.

3	Accounting policies

Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the related notes. Significant areas where management’s judgement is applied include the calculation of net present value of mineral properties, the realization of future income tax benefits, and the allocation methodologies used to determine results of operations. Actual results could differ from those reported by a material amount.

Cash and cash equivalents

Cash and cash equivalents comprise cash and short-term investments at banks with original maturities of three months or less from the date of acquisition.

Property and equipment

Property and equipment are carried at cost less accumulated amortization. Amortization is provided on a straight-line basis over the estimated useful lives of the assets. The useful life of the property and equipment is as follows:

Computer equipment	5 years straight-line
Office furniture and equipment	5 years straight-line
Leasehold improvements	straight-line over the term of the lease

Mineral properties

The Business records its interest in mineral properties at cost. Exploration and development expenditures relating to properties that have significant mineralization requiring additional exploration, as well as interest and costs to finance those expenditures, are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, abandoned, or become impaired.

Option payments are made at the discretion of the optionee and, accordingly, are accounted for on a cash basis.

(2)

Western Copper Business
Notes to Financial Statements
December 31, 2005 and 2004

(expressed in Canadian dollars)

Management of the Business reviews the net carrying value of each mineral property when events or changes in circumstances indicate that the carrying amount may not be recoverable. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, reserves and resources, and operating, capital and reclamation costs on an undiscounted basis. If the net carrying value of the property exceeds the estimated future net cash flows, the property will be written down to the fair value as determined by using discounted cash flows.

Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered. This assessment may be estimated by using quantifiable evidence of a geological resource or reserve or the Business’ assessment of its ability to sell the property for an amount greater than the carrying value.

Management’s estimates of mineral prices, recoverable proven and probable reserves and resources, and operating, capital and reclamation costs are subject to certain risks and uncertainties which may affect the assessment of recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term which could have a material adverse effect on the estimate of future net cash flows to be generated from the properties.

The acquisition of title to mineral properties is a detailed and time-consuming process. The Business has taken steps, in accordance with industry standards, to verify title to mineral properties in which it has an interest. Although the Business has taken reasonable precautions to ensure that legal title to its properties is properly recorded in the name of the Business, there can be no assurance that such title will ultimately be secured.

Translation of foreign currency

Monetary assets and liabilities are translated into Canadian dollars using year-end exchange rates. Non-monetary items are translated at rates prevailing at acquisition or transaction dates. Expense items are translated into Canadian dollars at the rate of exchange in effect at the date of the related transaction. All exchange gains or losses arising on translation are included in results of operations for the year.

Income taxes

The Business is not a legal entity and does not file an income tax return. After the incorporation of the Business and the execution of the transfer in accordance with the Agreement, the final tax basis of assets and liabilities will be established.

The Business uses the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for temporary differences between tax and accounting basis of assets and liabilities. Future income tax assets or liabilities are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized.

(3)

Western Copper Business
Notes to Financial Statements
December 31, 2005 and 2004

(expressed in Canadian dollars)

4	Property and equipment

			2005	2004

		Accumulated	Net book	Net book
	Cost	amortization	value	value
	$	$	$	$

Computer equipment	69,635	18,795	50,840	42,328
Office furniture and
equipment	24,486	2,543	21,943	-
Leasehold improvements	39,823	3,279	36,544	-

	133,944	24,617	109,327	42,328

5	Mineral properties

Carmacks (100% - Yukon, Canada)

In 1989, the Business acquired 50% of the Carmacks Copper Project, which consists of mineral claims in the Whitehorse Mining district of the Yukon Territory, Canada. Under an arrangement dated September 30, 1996, the Business acquired the remaining 50% of the Carmacks Copper Project. At the time, the Business was in the process of obtaining the necessary permits to commence commercial production. This process was suspended when copper prices fell below the break-even point for the project and remained at levels for which the project was not economic. Accordingly, in the year ended September 30, 2001, the property was written down to its estimated recoverable amount of $4,000,000.

The previous owners of the property shall, at the Business’ election, retain either a 15% net profits royalty or a 3% net smelter royalty. The Business is required to make an advance royalty payment of $100,000 for any year in which the average daily copper price reported by the London Metal Exchange is US$1.10 per pound or greater. A payment of $100,000 was made by the Business on December 31, 2004 and on December 31, 2005.

The Business has signed a project agreement with the Yukon Government and has recommenced the permitting process. An updated project description has been accepted by the Yukon Government and the assessment process is in progress.

(4)

Western Copper Business
Notes to Financial Statements
December 31, 2005 and 2004

(expressed in Canadian dollars)

Almoloya (100% - Chihuahua, Mexico)

The Business staked claims at the Almoloya silver prospect, northeast of Parral in the state of Chihuahua, Mexico.

Pursuant to a letter agreement dated May 22, 2002, the Business and Anglo American Exploration (Canada) Ltd. (Anglo) agreed to combine certain properties held by each company into a single joint venture. During fiscal 2003, Anglo decided to abandon the project and the 100% ownership interest reverted back to the Business. The Business therefore controls all the related property.

On July 28, 2005, the Business and Queenston Mining Inc. signed a letter of intent. Under the letter of intent Queenston Mining Inc. can earn a 60% interest in the property through staged exploration expenditures of US$1.5 million over a four year period, with minimum expenditures of US$200,000 in the first year. Queenston can earn an additional 15% interest by completing a feasibility study and making a production decision at which time the Business can either elect to contribute 25% of capital expenditures required to achieve production or convert its participating interest to a 15% net profits interest.

		Costs		Costs
	Total costs to	incurred	Total costs to	incurred	Total costs to
	December 31	during	December 31	during	December 31
	2003	2004	2004	2005	2005
	$	$	$	$	$

Canada
Carmacks
Acquisition	4,000,000	100,000	4,100,000	100,000	4,200,000

Mexico
Almoloya
Acquisition	48,538	63,204	111,742	55,274	167,016
Exploration	40,020	2,132	42,152	14,346	56,498

	88,558	65,336	153,894	69,620	223,514

	4,088,558	165,336	4,253,894	169,620	4,423,514

6	Contributed surplus

Funding provided by Western Silver related to the Business’ activities is reflected as contributed surplus.

$

Balance at December 31, 2003	21,049,627
Funding provided by Western Silver Corporation in 2004	454,416

Balance at December 31, 2004	21,504,043
Funding provided by Western Silver Corporation in 2005	598,034

Balance at December 31, 2005	22,102,077

(5)

Western Copper Business
Notes to Financial Statements
December 31, 2005 and 2004

(expressed in Canadian dollars)

7	Commitments

The Business has an agreement to sublease office space which expires October 29, 2009. The total amount of payments remaining during the course of the agreement is $1,003,482, of which $261,778 is due over the next 12 months. The remaining $741,704 is due between January 1, 2007 and October 29, 2009.

8	Segmented information

Industry information

The Business operates in one reportable operating segment, being the acquisition, exploration and future development of resource properties.

Geographic information

The Business’ non-current assets by geographic location are as follows:

	2005	2004
	$	$

Canada	4,309,327	4,142,328
Mexico	223,514	153,894

	4,532,841	4,296,222

9	Financial instruments

The business does not have any financial instruments.

10	Subsequent events

	a)	Incorporation

On March 17, 2006, Western Copper Corporation was incorporated under the Business Corporations Act of the Province of British Columbia.

	b)	Warrant

In accordance with the Agreement, the Business will grant Glamis a share purchase warrant to acquire 5% of the fully-diluted Western Copper shares as of the Effective Date for a period of two years following the Effective Date, at a price of $3.50 per share. The fair value of the warrant will be determined on the Effective Date.

(6)

Western Copper Business
Notes to Financial Statements
December 31, 2005 and 2004

(expressed in Canadian dollars)

c)	Stock options

Each Western Silver stock option unexercised as at the Effective Date of the Agreement will be exchanged for one stock option of Western Copper, at an exercise price of $0.88 per share. The terms of all unexercised options remain the same as in Western Silver. The fair value of these stock options will be determined on the Effective Date.

d)	Capital stock

In accordance with the Agreement, Western Copper will issue common shares to Western Silver shareholders equal to the number of issued shares of Western Silver outstanding at the Effective Date.

e)	Transfer of cash and cash equivalents

As part of the Agreement, Western Silver is expected to transfer estimated cash and cash equivalents in the amount of $38.76 million. The final amount transferred is dependent on the actual costs realized by Western Silver up to the Effective Date.

(7)

SCHEDULE "C3"

AUDITED WESTERN COPPER FINANCIAL STATEMENTS

Western Copper Corporation

Financial Statements
March 20, 2006
(expressed in Canadian dollars)

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 (604) 806 7000
Facsimile +1 (604) 806 7806

Auditors’ Report

To the Shareholder of
Western Copper Corporation

We have audited the balance sheet of Western Copper Corporation as at March 20, 2006 and the statements of operations and deficit and cash flows for the period from March 17, 2006 (date of incorporation) to March 20, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements presents fairly, in all material respects, the financial position of the Company as at March 20, 2006 and the results of its operations and its cash flows for the period from March 17, 2006 to March 20, 2006 in accordance with Canadian generally accepted accounting principles.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia
March 29, 2006

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers
International Limited, each of which is a separate and independent legal entity.

Western Copper Corporation
Balance Sheet
As at March 20, 2006

(expressed in Canadian dollars)

$

Assets

Cash	1,000

Liabilities

Accounts payable	1,000

Shareholder’s Equity (note 3)

Capital stock	1,000

Deficit	(1,000)

-

1,000

Incorporation and nature of operations (note 1)

Subsequent events (notes 4 and 5)

Approved by the Director

(signed) Jeffrey Giesbrecht	Director

The accompanying notes are an integral part of these financial statements.

Western Copper Corporation
Statement of Operations and Deficit
For the period from March 17, 2006 (date of incorporation) to March 20, 2006

(expressed in Canadian dollars)

$

Expenses

Incorporation costs	1,000

Loss for the period	(1,000)

Deficit - Beginning of period	-

Deficit - End of period	(1,000)

The accompanying notes are an integral part of these financial statements.

Western Copper Corporation
Statement of Cash Flows
For the period from March 17, 2006 (date of incorporation) to March 20, 2006

(expressed in Canadian dollars)

$

Cash flows used by operating activities
Loss for the period	(1,000)
Change in non-cash working capital
Increase in accounts payable	1,000

-

Cash flows from financing activities
Proceeds from issuance of Class A voting shares	1,000

Increase in cash and cash equivalents	1,000

Cash and cash equivalents - Beginning of period	-

Cash and cash equivalents - End of period	1,000

The accompanying notes are an integral part of these financial statements.

Western Copper Corporation
Notes to Financial Statements
March 20, 2006

(expressed in Canadian dollars)

1	Incorporation and nature of operations

Western Copper Corporation (Western Copper or the Company) was incorporated under the Business Corporations Act of the Province of British Columbia on March 17, 2006. The Company is a wholly-owned subsidiary of Western Silver Corporation.

Following the completion of the proposed transaction described in note 5, the Company will be a development stage enterprise in the mineral resource industry. After this transaction, Western Copper will be wholly-owned by the shareholders of Western Silver Corporation.

2	Accounting policies

Basis of presentation

The financial statements of Western Copper have been prepared using accounting principles generally accepted in Canada.

The financial statements of the Company, at March 20, 2006, are prior to the Company commencing any operating activities except the incurring of incorporation costs and the issuance of shares as disclosed in note 3.

Cash and cash equivalents

Cash and cash equivalents comprise cash and short-term investments at banks with original maturities of three months or less from the date of acquisition.

3	Shareholder’s equity

Authorized
            Unlimited number of Class A voting shares with a par value of $0.00001 per share
            Unlimited number of common shares without par value
            Unlimited number of preferred shares without par value

Issued

$

100,000,000 Class A voting shares	1,000

(1)

Western Copper Corporation
Notes to Financial Statements
March 20, 2006

(expressed in Canadian dollars)

4	Stock option plan

On March 24, 2006, the Board of Directors of Western Copper adopted a stock option plan (the Plan). The Plan provides that, subject to the requirements of the Toronto Stock Exchange, the aggregate number of securities reserved for issuance, set aside, and made available for issuance under the Plan will be 10% of the number of common shares of Western Copper issued and outstanding.

5	Subsequent event - Plan of arrangement

On February 24, 2006, Western Silver Corporation (Western Silver) and Glamis Gold Ltd. (Glamis) announced a plan of arrangement (the Agreement), whereby Glamis will acquire all the outstanding shares of Western Silver. Pursuant to the Agreement, each Western Silver shareholder will receive 0.688 of a Glamis common share and a share of Western Copper for each issued Western Silver share. Upon conclusion of the transaction, Western Copper will be owned exclusively by existing Western Silver Shareholders. As part of the Agreement, Western Silver will transfer to Western Copper cash and cash equivalents, its interest in the Carmacks and Almoloya projects and certain property and equipment relating to Western Silver’s corporate office. The transaction is expected to close in May 2006.

The Agreement is subject to approval by the shareholders of Western Silver, applicable regulatory authorities, and the Supreme Court of British Columbia.

In accordance with the Agreement, the Company will grant Glamis a share purchase warrant to acquire 5% of the fully-diluted shares of the Company as of the Effective Date of the Agreement, defined as the date stamped on the Final Notice of Change to the Notice of Articles of Western Silver that is filed with the Registrar in respect of the Agreement. The warrant will be exercisable for a period of two years following the Effective Date, at a price of $3.50 per share. The fair value of the warrant will be determined on the Effective Date.

Also in accordance with the Agreement, each Western Silver stock option unexercised as at the Effective Date of the Agreement will be exchanged for one stock option of Western Copper, at an exercise price of $0.88 per share. The terms of all unexercised stock options remain the same as in Western Silver. The fair value of the options will be determined on the Effective Date.

Pursuant to the Agreement, the assets transferred to the Company are expected to be as follows:

$

Cash and cash equivalents	38,760,000
Property and equipment	109,327
Mineral properties	4,423,514

43,292,841

(2)

Western Copper Corporation
Notes to Financial Statements
March 20, 2006

(expressed in Canadian dollars)

The amounts outlined above represent a preliminary allocation and may change subject to the completion of the actual transaction. Such changes may be material.

As part of the Agreement, Western Copper will assume the sublease of office space. Annual commitments approximate $262,000 and the lease expires October 29, 2009. Management believes the fair value of the lease approximates the underlying commitment.

(3)

SCHEDULE "D"

PLAN OF ARRANGEMENT

IN THE MATTER OF AN ARRANGEMENT among Western Silver Corporation ("Western") and the holders from time to time of the issued and outstanding common shares without par value in the capital of Western pursuant to Part 9, Division 5 of the Business Corporations Act (British Columbia), as amended

ARTICLE 1
INTERPRETATION

In this Plan of Arrangement, unless the context otherwise requires, the following words and phrases will have the meanings hereinafter set out:

Amex means the American Stock Exchange;

Arrangement Agreement means the agreement made as of February 23, 2006 among Glamis, Western and Western Copper entered into for the purpose of effecting this Arrangement and any amendment or variation thereof;

Arrangement means the arrangement under Part 9, Division 5 of the BCABC as described herein;

Assets means the Cash, all of the shares of Carmacks Copper Ltd. held by Western, all of Western’s interest in the Carmacks Copper Project, the Almoloya Project in Chihuahua State of Mexico, Western’s lease of office premises at 2050 – 1111 West Georgia Street, Vancouver British Columbia, all furniture, equipment, information, materials and other assets of Western located at 2050 – 1111 West Georgia Street, Vancouver, B.C. V6E 4M3 and Western's logo, whether owned or leased, but specifically excluding all documents, records, data and other information, whether in written or electronic form, and any other materials or assets relating to the business, properties and affairs of Western other than with respect to the Carmacks and Almoloya projects, provided that Western will provide to Glamis a limited licence to permit Glamis to use Western's logo for a limited period of time not to exceed six months after the Effective Date in association with Western's operations after the Effective Date in order for Glamis to effect an orderly transition of such operations;

BCBCA means the Business Corporations Act (British Columbia) as now enacted and as amended from time to time;

Business Day means a day that is not a Saturday, Sunday or civic or statutory holiday, in British Columbia;

Cash means $38.76 million, subject to adjustment as follows:

(a) the amount of cash will be reduced by any excess costs incurred by Western over the amount described as "Western Costs" in the budget (the "Budget") set forth in Schedule W-F of the Letter Agreement;

(b) the amount of cash will be increased by the amount by which the Western Costs incurred by Western under the Budget are less than the budgeted amount of the Western Costs, so long as Western has met its obligations under §5.2(a) of the Arrangement Agreement;

(c) if the Western Costs exceed the budgeted amount for such costs in the Budget due to the time of completion of the Arrangement being later than May 31, 2006, the amount of cash transferred to Western Copper will be reduced as set forth in (a) above; and

(d) the amount of cash will be increased by $0.88 for each Western Stock Option that is exercised and for which payment is received by Western prior to the Effective Date;

Class A Shares means the class A common shares without par value in the authorized share structure of Western which are to be created in accordance with the Plan of Arrangement;

Class B Shares means the Western Shares, once they have been redesignated as class B common shares and to which have been attached a preferential right with respect to the payment of dividends in accordance with this Plan of Arrangement;

Court means the Supreme Court of British Columbia;

Depositary means Computershare Investor Services Inc.;

Dissent Right means the right of dissent and appraisal provided for in Article 5 hereto;

Dissenter means a Western Shareholder who has exercised a Dissent Right and who is ultimately entitled to be paid the fair value of Western Shares held by such Western Shareholder;

"Dissenting Shares" will have the meaning ascribed to it in §5.2;

Effective Date means the filing date stamped on the final Notice of Change to the Notice of Articles of Western that is filed with the Registrar in respect of the Arrangement;

Effective Time means the time stamped on the final Notice of Change to the Notice of Articles of Western that is filed with the Registrar in respect of the Arrangement;

Exchange Ratio means 0.688 of a Glamis Share for each one Class A Share;

Final Order means the order of the Court approving the Arrangement, as such order may be amended at any time before the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

Glamis means Glamis Gold Ltd.;

Glamis Shares means the common shares without par value in the authorized share structure of Glamis;

"Glamis New Options" means share purchase options of Glamis that will be issued by Glamis in accordance with this Plan of Arrangement;

Interim Order means the interim order of the Court providing for, among other things, the calling and holding of the Western Meeting, as the same may be amended;

Letter Agreement means the letter agreement between Glamis and Western dated February 23, 2006 pertaining to the Transaction;

NYSE means the New York Stock Exchange Inc.;

Plan of Arrangement means this plan of arrangement as amended or supplemented from time to time.

Registrar means the Registrar under the BCBCA; Stock Exchanges means the TSX, the NYSE, and Amex; Tax Act means the Income Tax Act (Canada), as amended; TSX means The Toronto Stock Exchange;

Western means Western Silver Corporation, a company existing under the laws of the Province of British Columbia;

Western Arrangement Resolution means the special resolution approving the Arrangement Agreement and this Plan of Arrangement to be considered at the Western Meeting;

Western Copper means Western Copper Corporation, a British Columbia company;

Western Copper Class A Shares means the class A shares, par value $0.00001 each, in the authorized share structure of Western Copper;

Western Copper Share means a common share without par value in the authorized share structure of Western Copper;

Western Copper Options means the share purchase options that will be issued by Western Copper in accordance with this Plan of Arrangement;

Western Meeting means the special meeting of Western Shareholders to be held to consider the Western Arrangement Resolution, including any adjournment or adjournments thereof;

Western Share Option Plan means Western’s 2005 Stock Option Plan dated effective April 4, 2005;

Western Shareholders means the holders from time to time of Western Shares;

Western Shares means the common shares without par value in the authorized share structure of Western; and

Western Stock Option means any option to acquire Western Shares that was granted under the Western Share Option Plan and is outstanding immediately prior to the Effective Date.

1.2                  In this Plan of Arrangement, unless otherwise expressly stated or the context otherwise requires:

(a)       the division of this Plan of Arrangement into Articles and Sections and the further division thereof and the insertion of headings and a table of contents are for convenience of reference only and will not affect the construction or interpretation of this Plan of Arrangement. Unless otherwise indicated, any reference in this Plan of Arrangement to an Article, Section or the symbol §, or Schedule refers to the specified Article or Section of or Schedule to this Agreement;

(b)       the terms "hereof", "herein", "hereunder" and similar expressions refer to this Plan of Arrangement and not to any particular section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto and, unless otherwise indicated, a reference herein to a section is to the appropriate section of this Agreement;

(c)       words importing the singular number only will include the plural and vice versa, words importing the use of any gender will include all genders and words importing persons will include firms and corporations and vice versa;

(d)       if any date on which any action is required to be taken hereunder by any of the parties is not a Business Day, such action will be required to be taken on the next succeeding day which is a Business Day;

(e)       the word "including" means "including, without limiting the generality of the foregoing";

(f)       a reference to a statute is to that statute as now enacted or as the statute may from time to time be amended, re-enacted or replaced and includes any regulation, rule or policy made thereunder; and

(g)       all references to cash or currency in this Agreement are to Canadian dollars unless otherwise indicated.

ARTICLE 2
ARRANGEMENT AGREEMENT

2.1             This Arrangement is made pursuant to and subject to the provisions of the Arrangement Agreement.

2.2             This Plan of Arrangement will become effective as at the Effective Time and will be binding without any further authorization, act or formality on the part of the Court, the Registrar, Glamis, Western, Western Copper and the Western Shareholders, from and after the Effective Time.

ARTICLE 3
ARRANGEMENT

3.1       At the Effective Time, subject to the provisions of Article 5 hereof, the following will occur and will be deemed to occur in the following order without any further act or formality.

(a)       the authorized share structure of Western will be amended by redesignating the Western Shares as Class B Shares and attaching a preferential right with respect to the payment of dividends and the Notice of Articles of Western will be amended accordingly;

(b)       the authorized share structure of Western will be amended by the creation of 100,000,000 Class A Shares and the Notice of Articles and Articles of Western will be amended accordingly;

(c)       Western will transfer the Assets to Western Copper and in consideration therefore Western Copper will issue to Western, as fully paid and non-assessable, that number of Western Copper Shares equal to the number of Western Shares issued and outstanding immediately before the Effective Time, other than those held by Dissenters;

(d)       each issued Class B Share, other than those held by Dissenters, will be exchanged for one Class A Share and one Western Copper Share acquired by Western in accordance with §(c);

(e)       each issued Class B Share held by Dissenters (for greater certainty, being Western Shareholders who have duly complied with the Dissent Procedures and are ultimately entitled to be paid for their Dissenting Shares) will be acquired by Western Copper in consideration for Western Copper agreeing to pay the amount to be paid as determined in accordance with Article 5 in respect of the Dissenting Shares;

(f)       each issued Class B Share acquired by Western Copper in accordance §(e) with will be exchanged for one Class A Share;

(g)       the capital of Western for the Class A Shares will be the amount equal to the capital of Western for the Class B Shares, less the fair market value of the Western Copper Shares distributed to Western Shareholders, other than Dissenters, pursuant to §(d) and the paid-up capital of Western will be reduced accordingly;

(h)       the Class B Shares will be cancelled;

(i)       each issued Class A Share will be exchanged for 0.688 of a Glamis Share;

(j)       each Western Stock Option outstanding immediately before the Effective Date will be exchanged for:

(i)       a stock option to be issued by Glamis (a "Glamis New Option") pursuant to which the holder of the Western Stock Option will be entitled to receive, upon exercise of the Glamis New Option, that number of Glamis Shares that is equal to the number of Western Shares that was issuable upon exercise of Western Stock Option immediately before the Effective Time multiplied by the Exchange Ratio, and the exercise price per Glamis Share to be issued will, subject to adjustment described below, be equal to the quotient obtained by dividing the exercise price per share of the related Western Stock Option in effect immediately prior to the Effective Time, less $0.88, by the Exchange Ratio; and

(ii)      an option (a "Western Copper Option") pursuant to which the holder of the Western Stock Option will be entitled to acquire that number of Western Copper Shares that is equal to the number of Western Shares that was issuable upon exercise of the Western Stock Option immediately before the Effective Time at an exercise price per Western Copper Share of $0.88.

All Glamis New Options being exercised by a holder will be aggregated to produce the maximum number of whole Glamis Shares and if an entitlement to a fractional Glamis Share results from the exercise, the number of Glamis Shares to be issued will be rounded down to the next whole number of Glamis Shares. Save and except as otherwise agreed to by Glamis or Western Copper, as the case may be, and the holders of Western Stock Options, the term to expiry, conditions to and manner of exercising, vesting schedule, the status under applicable Laws, and all other terms and conditions of the Glamis New Options and the Western Copper Options will otherwise be unchanged from those contained in or otherwise applicable to the related Western Stock Option. Glamis and Western Copper will reserve a sufficient number of Glamis Shares and Western Copper Shares, respectively, for issue upon exercise of the Glamis New Options and Western Copper Options, provided, however, that the right to exercise such options will be subject to applicable regulatory and shareholder approvals;

(k)       Western Copper will redeem the Western Copper Class A Voting Shares at par and such shares will be cancelled;

(l)       no fractional Glamis Share will be issued in connection with the exchange in §3.1(i), but rather shareholders entitled to a fractional Glamis Share will receive cash in lieu thereof based on one whole Glamis Share being valued at $34.73;

(m)       the names of Western Shareholders, other than Glamis, will be removed from the central securities register of Western;

(n)       Glamis will become the holder of all Class A Shares and the central securities register of Western will be revised accordingly; and

(o)       the exchanges and cancellations provided for in this §3.1 will be deemed to occur on the Effective Date, notwithstanding that certain of the procedures related thereto are not completed until after the Effective Date.

3.2       Notwithstanding that the transactions or events set out in §3.1 may occur or be deemed to occur in the order therein set out without any further act or formality, each of Western, Glamis and Western Copper agree to make, do and execute or cause and procure to be made, done and executed all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may be required by it in order to further document or evidence any of the transactions or events set out in §3.1 including, without limitation, any resolution of directors authorizing the issue, transfer or purchase for cancellation of shares, any share transfer powers evidencing the transfer of shares, any receipt therefor and any necessary additions to or deletions from share registers and transfer of the Assets.

ARTICLE 4
CERTIFICATES

4.1       After the Effective date, certificates formerly representing Western Shares which are held by a Western Shareholder will, except for Western Shares held by Dissenters, represent only the right to receive certificates representing Glamis Shares and Western Copper Shares, all in accordance with the terms of the Arrangement.

4.2       No dividends or other distributions declared or made after the Effective Date with respect to the Glamis Shares or Western Copper Shares with a record date after the Effective Date will be payable or paid to the holder of any unsurrendered certificate or certificates for Western Shares which, immediately prior to the Effective Date, represented outstanding Western Shares and will not be payable until the surrender of certificates for Western Shares for exchange for Glamis Shares and Western Copper Shares in accordance with the terms of this Plan of Arrangement.

4.3       As soon as reasonably practicable after the Effective Date, the Depositary will forward to each Western Shareholder, at the address of such Western Shareholder as it appears on the appropriate register for such securities, a letter of transmittal (a "Transmittal Letter") and instructions for obtaining delivery of the certificate or certificates representing the Glamis Shares and Western Copper Shares allotted and issued to such holder pursuant to the Arrangement. Western Shareholders may take delivery of the certificate or certificates representing the Glamis Shares and Western Copper Shares allotted and issued to them by delivering the certificates representing Western Shares formerly held by them to the at the offices indicated in the Transmittal Letter. Such certificates must be accompanied by a duly completed Transmittal Letter, together with such other documents as the may require. Certificates representing the Glamis Shares and Western Copper Shares issued to such Western Shareholder will be registered in such name or names and delivered to such address or addresses as such Western Shareholder may direct in such Transmittal Letter as soon as reasonably practicable after receipt by the of the required certificates and documents.

4.4       Any certificate which immediately prior to the Effective Date represented outstanding Western Shares and which has not been surrendered, with all other instruments required by this

Article 4.4, on or prior to the sixth anniversary of the Effective Date, will cease to represent any claim against or interest of any kind or nature in Western, Glamis, Western Copper or the .

4.5       In the event any certificate, which immediately before the Effective Time represented one or more outstanding Western Shares that were exchanged pursuant to §3.1, is lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the will issue in exchange for such lost, stolen or destroyed certificate, one or more certificates representing one or more Glamis Shares (and a cheque for any cash in lieu of fractional Glamis Shares pursuant to §3.1(l) and a certificate representing Western Copper Shares, deliverable in accordance with such holder’s Transmittal Letter. When authorizing such issuances or payment in exchange for any lost, stolen or destroyed certificate, the Person to whom certificates representing Glamis Shares and cash, as applicable, and Western Copper Shares are or is to be issued or delivered will, as a condition precedent to the issuance or payment thereof, give a bond satisfactory to Glamis and Western Copper and their respective transfer agents in such sum as Glamis and Western Copper may direct or otherwise indemnify Glamis and Western Copper in a manner satisfactory to them, against any Claim that may be made against one or both of them with respect to the certificate alleged to have been lost, stolen or destroyed.

ARTICLE 5
RIGHTS OF DISSENT AND APPRAISAL

5.1       Notwithstanding §3.1, holders of Western Shares may exercise rights of dissent (the "Dissent Right") in connection with the Arrangement pursuant to the Interim Order and in the manner set forth in Sections 242 to 247 of the BCBCA (collectively, the "Dissent Procedures"), subject to the provisions of this Article 5.

5.2       Western Shareholders who duly exercise Dissent Rights with respect to their Western Shares ("Dissenting Shares") and who are ultimately:

(a)       entitled to be paid fair value for their Dissenting Shares will be deemed to have transferred their Dissenting Shares which have been redesignated as Class B Shares to Western Copper in accordance with §3.1; or

(b)       not entitled for any reason to be paid for their Dissenting Shares, will be deemed to have participated in the Arrangement on the same basis as a non-dissenting Western Shareholder and will receive Glamis Shares and Western Copper Shares on the same basis as every other non-dissenting Western Shareholder;

but in no case will Western be required to recognize such persons as holding Western Shares on or after the Effective Date.

5.3       If a Western Shareholder exercises the Dissent Right, Glamis and Western Copper will on the Effective Date set aside a number of Glamis Shares and Western Copper Shares, respectively, which is attributable under the Arrangement to the Western Shares for which Dissent Rights have been exercised. If the dissenting Western Shareholder is ultimately not entitled to be paid for their Dissenting Shares, they will be deemed to have participated in the Arrangement on the same basis as the non-dissenting Western Shareholders and Glamis and

Western will be deemed to have distributed to such Western Shareholder the Glamis Shares and Western Copper Shares that the Western Shareholder is entitled to receive pursuant to the terms of the Arrangement. If a Western Shareholder duly complies with the Dissent Procedures and is ultimately entitled to be paid for their Dissenting Shares, Western Copper will pay the amount to be paid in respect of the Dissenting Shares and in consideration therefor, Western Copper will be deemed to have acquired the Dissenting Shares which have been redesignated as Class B Shares in accordance with §3.1 and will be deemed to have participated in the Arrangement on the same basis as the non-dissenting Western Shareholders (except that Western Copper will not be entitled to receive Western Copper Shares) and Glamis will be deemed to have distributed to Western Copper the Glamis Shares that Western Copper is entitled to receive in exchange for the Dissenting Shares which have been redesignated as Class B Shares and exchanged for Class A Shares in accordance with §3.1 pursuant to the terms of the Arrangement. In addition, Western Copper will pay Western 3.5815% of the direct out of pocket costs incurred by Western in dealing with the Dissent Procedures.

ARTICLE 6
EFFECT OF THE ARRANGEMENT

6.1       As at and from the Effective Time:

Western will be a wholly-owned subsidiary of Glamis;

1.       Western will continue to hold all of its mineral properties, cash and assets, save and except for the Cash and Assets to be transferred to Western Copper as part of the Arrangement;

2.       the rights of creditors against the property and interests of Western will be unimpaired by the Arrangement;

3.       Western Shareholders, other than Dissenters, will hold Glamis Shares and Western Copper Shares in replacement for their Western Shares, as provided by the Plan of Arrangement; and

4.       the holders of Western Stock Options will be entitled on exercise of their Western Stock Options to receive Glamis Shares and will be entitled to receive Western Copper Options as provided by this Plan of Arrangement.

6.2       Glamis, Western, Western Copper and the will be entitled to deduct and withhold from any consideration payable to any holder of Western Shares, such amounts as Glamis, Western, Western Copper or the is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of provincial, state, local or foreign tax laws, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts will be treated for all purposes hereof as having been paid to the holder of the shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. The is hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to Glamis, Western, Western Copper or the , as the case may be, to enable it to comply with such deduction or withholding requirement, and Glamis,

Western, Western Copper or the will notify the holder thereof and remit to the holder any unapplied balance of the net proceeds of such sale.

ARTICLE 7
AMENDMENTS

7.1       Glamis, Western and Western Copper reserve the right to amend, modify and/or supplement this Plan of Arrangement from time to time at any time prior to the Effective Date, provided that any such amendment, modification or supplement must be contained in a written document that is filed with the Court.

7.2       Save and except as may be otherwise provided in the Interim Order, any amendment, modification or supplement to this Plan of Arrangement may be proposed by Glamis, Western and Western Copper at any time prior to the Western Meeting with or without any other prior notice or communication to Western Shareholders, and if so proposed and accepted by Western Shareholders voting at the Western Meeting, will become part of this Plan of Arrangement for all purposes. Subject to §7.3, if such amendment, modification or supplement is made following the Western Meeting, it shall be approved by the Court and, if required by the Court, communicated to the Western Shareholders, and will become part of the Arrangement upon completion of all the conditions required in the Court approval.

7.3       Any amendment, modification or supplement to this Plan of Arrangement may be made by Glamis, Western and Western Copper without approval of the Western Shareholders provided that it concerns a matter which, in the reasonable opinion of Glamis, Western and Western Copper, is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement and is not materially adverse to the financial or economic interests of any of the Western Shareholders.

ARTICLE 8
TERMINATION

8.1       This Plan of Arrangement will automatically terminate and be of no further force and effect upon the termination of the Arrangement Agreement in accordance with its terms.

SCHEDULE "E"

FAIRNESS OPINION

Macquarie North America Ltd

Suite 2664	Telephone (604) 605 3944
1055 Dunsmuir Steet	Facsimile (604) 605 1634
Vancouver, British Columbia V7X 1K8
CANADA

March 16, 2006

Independent Committee of the Board of Directors Western Silver Corporation 2050 – 1111 West Georgia Street Vancouver, British Columbia V6E 4M3

Members of the Independent Committee:

Macquarie North America Ltd. (“Macquarie”) understands that Glamis Gold Ltd. (“Glamis”) and Western Silver Corporation (“Western Silver”) propose to enter into an Arrangement Agreement (the “Agreement”) pursuant to which Glamis has agreed to acquire all of the outstanding common shares of Western Silver (the “Western Silver Shares”) pursuant to a plan of arrangement transaction (the “Arrangement”).

Under the terms of the Agreement, Glamis will offer to purchase the Western Silver Shares for a price (the “Offer Price”) consisting of the following:

•	0.6880 common shares of Glamis (a “Glamis Share”) per Western Silver Share; plus
•	1 common share of Western Copper Corporation (“Western Copper”).

You have asked us whether, in our opinion, the Offer Price is fair, from a financial point of view, to the holders of Western Silver Shares, other than Glamis.

Scope of Review

We have not been asked to, nor do we, offer any opinion as to the terms of the Agreement(other than in respect of the Offer Price as expressly set forth herein) or the form of the Agreement or the documents related thereto.

In arriving at our opinion, we have, among other things:

(a)	Reviewed what we have been advised is a near final draft of the Agreement and schedules thereto;

(b)	Reviewed certain publicly available financial and other information concerning Western Silver, Western Copper and Glamis that we deemed to be relevant for purposes of our analysis;

Macquarie North America Ltd

(c)	Reviewed certain historical financial information and operating data concerning Western Silver, Western Copper and Glamis which were provided by Western Silver and Glamis respectively;

(d)

Reviewed certain projected financial and operating information, including, without limitation, operational forecasts, financial forecasts and internal mine models, which were prepared and provided by Western Silver and Glamis, respectively (such information, the “Projections”);

(e)	Conducted discussions with senior executives and managers of Western Silver and Glamis concerning the matters described in clauses (b), (c) and (d) above;

(f)

Reviewed historical market prices and valuation multiples for the Western Silver Shares and Glamis Shares and compared such prices and multiples with those of certain publicly traded companies that we deemed relevant for purposes of our analysis;

(g)

Reviewed the financial results of Western Silver and Glamis and compared them with publicly available financial data concerning certain publicly traded companies that we deemed to be relevant for purposes of our analysis;

(h)	Reviewed publicly available financial data for merger and acquisition transactions we deemed comparable for purposes of our analysis;

(i)	Compared the Offer Price and its implied transaction value to the historical market prices of the Western Silver Shares;

(j)

Compared the Offer Price to the value per Western Silver Share implied by our analyses of market multiples of comparable companies, implied multiples paid in comparable transactions and net asset value analysis incorporating the discounted cash flow methodology;

(k)	Reviewed certain industry reports and statistics as we deemed relevant for purposes of our analysis; and

(l)	Reviewed and considered such other financial, market, technical and industry information, discussions or analyses as we considered relevant and appropriate in the circumstances.

Assumptions and Limitations

We have relied upon, and have assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by us from public sources or information provided to us by Western Silver and Glamis and their respective affiliates and advisers or otherwise. We have not attempted to verify independently the accuracy or completeness of any such information, data, advice, opinions and representations. For purposes of rendering this opinion, we have assumed that, in all respects material to our analysis, the representations and warranties of Western Silver and Glamis contained in the Agreement are true, accurate and complete; Western Silver and Glamis will each perform all of the respective covenants and agreements to be performed by them under the Agreement; and all conditions to the obligations of each of Western

Silver and Glamis as specified in the Agreement will be satisfied without any waiver thereof. In rendering this opinion, we have assumed that the Agreement will be executed and delivered in the form of the draft reviewed by us and will not be amended, changed, modified or assigned. In addition, we have received and relied upon a letter of representation as to certain factual matters and the completeness and accuracy of the information upon which this opinion is based, addressed to us and dated the date hereof, which was provided by senior officers of Western Silver and we have assumed that the representations therein are true, complete and accurate. With respect to the Projections, we have relied upon assurances of Western Silver and Glamis that such Projections have been prepared in good faith on a reasonable basis based on assumptions reflecting the best currently available estimates and judgments of Western Silver and Glamis and their respective advisors as to their future performance. This opinion is based, in large part, on these Projections. Actual results that may be achieved by Western Silver, Western Copper and Glamis may vary materially from the Projections used in our analysis. We have also assumed that all material governmental, regulatory, or other approvals and consents required in connection with the Agreement and the consummation of the acquisition of the Western Silver Shares will be obtained and that in connection with obtaining any necessary governmental, regulatory, or other approvals and consents, no limitations, restrictions or conditions will be imposed that would adversely affect Western Silver, Western Copper or Glamis.

This opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of Western Silver, Western Copper and Glamis as they are reflected in the information, data and other material (financial or otherwise) provided to us and reviewed by us.

In our analysis and in connection with the preparation of this opinion, we have made assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Arrangement. We believe these assumptions to be reasonable with respect to Western Silver, Western Copper, Glamis, and the industry in which they currently operate, however, to the extent they are incorrect it may affect our view as to the fairness of the Offer Price.

Our opinion is effective on the date hereof and we disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting this opinion that may come or be brought to our attention after the date hereof. Without limiting the foregoing, if there is any material change in any fact or matter affecting the opinion after the date hereof, we reserve the right to change, modify or withdraw the opinion. This opinion is addressed to and is for the sole use and benefit of the Independent Committee of the Board of Directors and the Board of Directors of Western Silver, and may not be referred to, summarized, circulated, publicized or reproduced by Western Silver or disclosed to, used or relied upon by any other party without our express prior written consent. Notwithstanding the preceding sentence, Western Silver may include a copy of this opinion, together with a summary thereof, in the management proxy circular to be sent to Western Silver shareholders in advance of its meeting of shareholders called to consider the Arrangement. Except as provided in this paragraph, Macquarie Bank Limited, its direct and indirect subsidiaries (including us) and our and their respective directors, officers, employees, agents and advisors do not accept any responsibility or liability whatsoever for any loss, claim, damage, cost or expense arising as a consequence of acting on or of reliance upon the information or any statement or opinion contained in this opinion.

In connection with the preparation of this opinion, we have not been asked, or authorized, to solicit or investigate alternative transactions which might be available to Western Silver. Accordingly, we do not express any view as to whether any such alternative might be available or the possible terms thereof, and our opinion does not take into consideration the possibility of any such alternative transaction. This opinion addresses only the fairness, from a financial point of view, of the Offer Price and does not address the relative merits of the Agreement, the Arrangement, the decision of the holders of the Western Silver Shares to accept the Offer Price, any other aspects of the Agreement or the Arrangement or any alternatives to the Agreement or the Arrangement. This opinion does not constitute, nor should it be construed as, a recommendation as to whether the holders of the Western Silver Shares should vote their Western Silver Shares in favor of the Arrangement. In addition, we have not been asked to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of Western Silver, other than the holders of the Western Silver Shares. In addition, our opinion does not address the tax consequences of the Agreement or the Arrangement to the holders of the Western Silver Shares.

We believe that our analyses must be considered as a whole and that selecting portions of our analyses or the factors considered by us, without considering all factors and analyses together, could create a misleading view of the process underlying the opinion. The preparation of an opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

Engagement of Macquarie North America Ltd.

Pursuant to an engagement letter signed January 27, 2006 (the “Engagement Letter”), Western Silver retained our services to, among other things, undertake a review of Western Silver’s asset valuation and provide advice regarding a potentially realizable value for Western Silver or its assets in a possible transaction.

Our services under the Engagement Letter included, among other things, providing advice and assistance to Western Silver in connection with the Arrangement and the preparation and delivery to the Independent Committee of this opinion. Western Silver has agreed to pay us a fee for our financial advisory services in connection with the Arrangement as set forth in the Engagement Letter, of which substantially all is contingent upon the consummation of Glamis’ acquisition of the Western Silver Shares. Western Silver has also agreed to reimburse us for our out-of-pocket expenses and to indemnify us and our related parties against liabilities arising in connection with our services under the

Engagement Letter. In addition, Western Silver has agreed to pay us a fee for rendering this opinion, no portion of which is conditioned upon this opinion being favorable.

We and our affiliates in the past have provided, are currently providing and may in the future provide investment banking and other financial services to Western Silver, Western Copper, Glamis and their respective affiliates, for which we and our affiliates have received, and expect to receive, compensation. In the normal course of our business, we and our affiliates may trade the securities of Western Silver, Western Copper or Glamis for our own account or for the account of our customers, and therefore, may hold long or short positions in Western Silver, Western Copper or Glamis.

Conclusion

Based upon and subject to the foregoing, and such other matters as we considered relevant, it is our opinion that, as of the date hereof, the Offer Price is fair, from a financial point of view, to the holders of the Western Silver Shares, other than Glamis.

Yours very truly,

MACQUARIE NORTH AMERICA LTD.

SCHEDULE "F"

INTERIM ORDER

SUPREME COURT
OF BRITISH COLUMBIA
VANCOUVER REGISTRY

S-062139
NO.
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

RE WESTERN SILVER CORPORATION
IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT,
S.B.C. 2002, CHAPTER 57, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
WESTERN SILVER CORPORATION AND ITS SECURITYHOLDERS

INTERIM ORDER

BEFORE MASTER Tokarek	)	FRIDAY, THE 31st DAY OF MARCH,
	)	2006
	)	

THIS WITHOUT NOTICE APPLICATION of the Petitioner, Western Silver Corporation ("Western") for an Interim Order pursuant to their Petition filed March 31, 2006 coming on for hearing at Vancouver, British Columbia, on the 31st day of March, 2006, AND ON HEARING Jennifer Merrick, counsel for Western Silver Corporation (the "**Petitioner**"), AND UPON READING the Petition herein and the Affidavit of F. Dale Corman sworn March 31, 2006 and filed:

THIS COURT ORDERS THAT

1. The Petitioner be at liberty to convene an annual general and special meeting (hereinafter the "**Meeting**") of the holders of its common shares (the "**Western Shareholders**") to be held on Monday, the 1st day of May, 2006 commencing at or about 10:00 a.m. (Vancouver time) at Georgia Room, Main Floor, 1111 W. Georgia Street, Vancouver, British Columbia, for the purpose of considering, *inter alia*, and if deemed advisable, approving with or without variation, a special resolution approving a plan of arrangement (the "**Arrangement**") substantially in the form of Schedule "D" to the Information Circular attached as Exhibit "A" to the aforementioned

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Affidavit of F. Dale Corman sworn March 31, 2006, which Arrangement is proposed to be made among the Petitioner and its securityholders (the "**Securityholders**");

2. The Petitioner, if it deems advisable, is specifically authorized to adjourn or postpone the Meeting on one or more occasions without the necessity of first convening the Meeting or first obtaining any vote of Western Shareholders respecting the adjournment or postponement;

3. The Petitioner shall, at least four business days before the twenty-first day before the day appointed for the Meeting, send by prepaid ordinary mail a Notice convening the Meeting (the "**Notice**"), instruments of Proxy (collectively the "**Proxy**"), an Information Circular (the "**Circular**"), a Notice of Application for Final Order (the "**Notice of Application**") and the Interim Order (the Notice, Proxy, Circular, Notice of Application and the Interim Order are collectively referred to as the "**Mailed Materials**") to those persons described in paragraph 10 of this Interim Order. The Notice, Circular, Proxy, and Notice of Application shall be substantially in the form of Exhibits "A" through "C" to the aforementioned Affidavit of F. Dale Corman sworn March 31, 2006, with such further amendments thereto as counsel for the Petitioner may advise are necessary or desirable, provided such amendments are not inconsistent with the terms of this Interim Order;

4. The Circular with such amendments or additional documents as counsel for the Petitioner may advise are necessary or desirable and the Notice of Application (collectively the "Option Materials") shall be sent to holders of Western options ("Western Optionholders") by prepaid ordinary mail, at least four business days before the twenty-first day before the day appointed for the Meeting (at their addresses as they appear on the books and records of Western as of the record date).

5. Sending of the Notice of Application as set out in paragraphs 3 and 4 of this Interim Order shall be good and sufficient service of the Notice of Application upon all those who may wish to appear in these proceedings and no other form of service need be made, and service of the Mailed Materials on the Western Shareholders and service of the Option Materials on the Western Optionholders shall be deemed to be effected on the second day following the day on which the Mailed Materials and Option Materials are mailed to the Securityholders, and the Petitioner shall not be required to serve the Petition, any affidavits filed in support of the Petition, any motions filed by the Petitioner, including affidavits filed in support of such

50514026.5

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motions, or any orders made on application by the Petitioner, including this Interim Order, except on written request of a Securityholder addressed to the solicitors of the Petitioner at their address for delivery: c/o Blake, Cassels & Graydon LLP, Barristers & Solicitors, Suite 2600, Three Bentall Centre, 595 Burrard Street, PO Box 49314, Vancouver, British Columbia, Attention: Jennifer Merrick;

6. Sending of the Mailed Materials and Option Materials in accordance with paragraphs 3 and 4 of this Interim Order shall constitute good and sufficient service of the Mailed Materials and Option Materials upon all persons who are entitled to receive notice of this proceeding pursuant to this Interim Order and no other form of service need be made and no other material need be served on such persons in respect of these proceedings, and such service shall be deemed effective on the second day following the day on which the Mailed Materials and Option Materials are mailed to the Securityholders;

7. If the Arrangement is approved by special resolution of the Western Shareholders, the Petitioner shall apply on Tuesday, the 2nd day of May, 2006 (the "**Final Application**"), or on such later date as this Court may direct, for: (i) the approval of the Arrangement by this Court; and (ii) a determination by this Court that the terms and conditions of the Arrangement and the exchanges of securities to be effected by completion of the Arrangement are fair and reasonable to the Securityholders. The form of Notice of Application is hereby approved as the form of Notice of Proceedings for such approval.

8. Any Securityholder may appear and make representations at the Final Application, provided that such Securityholder shall file an Appearance, in the form prescribed by the Rules of Court of the Supreme Court of British Columbia, with this Court and deliver a copy of the filed Appearance, together with a copy of all materials on which such applicant intends to rely at the Final Application, including an outline of such applicant's proposed submissions, to the solicitors for the Petitioners at Blake, Cassels & Graydon LLP, Barristers & Solicitors, Suite 2600, Three Bentall Centre, 595 Burrard Street, PO Box 49314, Vancouver, British Columbia, V7X 1L3, at or before 12:00 p.m. on April 28, 2006, subject to the direction of the Court;

9. If the Final Application is adjourned, only those persons who have filed and delivered an Appearance, in accordance with paragraph 7 of this Interim Order, need to be served with notice of the adjourned date;

50514026.5

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10. The Securityholders will be the only Persons to whom notice is to be provided in respect of the Arrangement and the Meeting;

11. The only persons entitled to attend the Meeting shall be:

(a) the Western Shareholders or their respective proxy holders as of the record date;

(b) Western's directors, officers auditors and advisors;

(c) representatives of Glamis and Western Copper, and any of their subsidiaries or affiliates and advisors;

(d) other persons with the prior permission of the Chair of the Meeting,

and the only persons entitled to vote at the Meeting in respect of the Western Arrangement Resolution shall be the Western Shareholders.

12. The Meeting may be adjourned from time to time by management of the Petitioner without the need for additional approval of the Court;

13. The record date for Western Shareholders entitled to notice of and to vote at, the Meeting will not change in respect of adjournments of the Meeting;

14. The vote on the Arrangement Resolution shall be taken on the basis of one vote per Western common share. The requisite shareholder approval for the Western Arrangement Resolution will be two-thirds of the votes cast on the Western Arrangement Resolution by holders of Western Shares present in person or represented by proxy at the Meeting and entitled to vote thereat;

15. In all other respects, the terms, restrictions and conditions of the notice of articles and articles of the Petitioner, including quorum requirements and all other matters, will apply in respect of the Meeting; and

50514026.5

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17. The Petitioner shall be entitled at any time to seek leave to vary this Interim Order.

BY THE COURT

DEPUTY DISTRICT REGISTRAR

APPROVED AS TO FORM:

Counsel for the Petitioner

ENTERED
MAR 3 1 2006
VANCOUVER REGISTRY
VOL 1370 FOL 114

50514026.5

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SCHEDULE "G"

NOTICE OF APPLICATION FOR FINAL ORDER

NO. S-062139
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

RE WESTERN SILVER CORPORATION
IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT,
S.B.C. 2002, CHAPTER 57, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
WESTERN SILVER CORPORATION AND ITS SECURITYHOLDERS

PETITIONER

NOTICE OF APPLICATION

TO: WESTERN SILVER CORPORATION
AND ITS SECURITYHOLDERS

NOTICE IS HEREBY GIVEN that a Petition has been filed by Western Silver Corporation (the "**Petitioner**") in the Supreme Court of British Columbia for approval of a plan of arrangement (the "**Arrangement**") attached to an arrangement agreement between the Petitioner and Glamis Gold Ltd. dated for reference February 23, 2006, pursuant to section 288 of the *Business Corporations Act*, S.B.C. 2002, c. 57, as amended;

AND NOTICE IS FURTHER GIVEN that by an Interim Order of the Supreme Court of British Columbia, pronounced March 31, 2006, the Court has given directions as to the calling of an annual general and special meeting of the shareholders of the Petitioner for the purpose of considering and voting upon the Arrangement and approving the Arrangement;

AND NOTICE IS FURTHER GIVEN that an application for a Final Order approving the Arrangement and for a determination that the terms and conditions of the Arrangement are fair to the securityholders of the Petitioner shall be made before the presiding Judge in Chambers at the Courthouse, 800 Smithe Street, in the City of Vancouver, on Tuesday, the 2nd day of May, 2006, at 9:45 a.m., or so soon thereafter as counsel may be heard.

IF YOU WISH TO BE HEARD, any securityholder of the Petitioner affected by the Final Order sought may appear (either in person or by counsel) and make submissions at the

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hearing of the Final Application if such person has filed with the Court at the Vancouver Registry, 800 Smithe Street, Vancouver, British Columbia, an Appearance in the form prescribed by the Rules of Court of the Supreme Court of British Columbia and delivered a copy of the filed Appearance, together with all material on which such person intends to rely at the hearing of the Final Application, including an outline of such person's proposed submissions, to the Petitioner at its address for delivery set out below at or before 12:00 p.m. (Vancouver time) on April 28, 2006.

The Petitioner's address for delivery is: c/o Blake, Cassels & Graydon LLP, Suite 2600, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia V7X 1L3, Attention: Jennifer Merrick.

IF YOU WISH TO BE NOTIFIED OF ANY ADJOURNMENT OF THE FINAL APPLICATION, YOU MUST GIVE NOTICE OF YOUR INTENTION by filing and delivering the form of "Appearance" as aforesaid. You may obtain a form of "Appearance" at the Court Registry, 800 Smithe Street, Vancouver, British Columbia, V6Z 2E1.

AT THE HEARING OF THE FINAL APPLICATION the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court deems fit.

IF YOU DO NOT FILE AN APPEARANCE and attend either in person or by counsel at the time of such hearing, the Court may approve the Arrangement, as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, all without any further notice to you. If the Arrangement is approved, it will significantly affect the rights of the shareholders of the Petitioner.

A copy of the said Petition and other documents in the proceedings will be furnished to any member of the Petitioner upon request in writing addressed to the solicitors of the Petitioner at its address for delivery set out above.

DATED at Vancouver, British Columbia, this 31st day of March, 2006.

J. Merrick

COUNSEL FOR THE PETITIONER

50514024.3

SCHEDULE "H"

DISSENT PROVISIONS

SECTIONS 237 TO 247 OF
THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

Definitions and application

237 (1) In this Division:

"dissenter" means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

"notice shares" means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

"payout value" means,

(a)	in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution

(b)

in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement, or

(c)

in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order,

excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2) This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a)	the court orders otherwise, or

(b)	in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

Right to dissent

238 (1) A shareholder of a company, whether or not the shareholder's shares carry the right to vote, is entitled to dissent as follows:

(a)	under section 260, in respect of a resolution to alter the articles to alter restrictions on the powers of the company or on the business it is permitted to carry on;

(b)	under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c)	under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d)	in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e)	under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company's undertaking;

(f)	under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g)	in respect of any other resolution, if dissent is authorized by the resolution;

(h)	in respect of any court order that permits dissent.

(2)	A shareholder wishing to dissent must

(a)	prepare a separate notice of dissent under section 242 for

(i) the shareholder, if the shareholder is dissenting on the shareholder's own behalf, and

(ii) each other person who beneficially owns shares registered in the shareholder's name and on whose behalf the shareholder is dissenting,

(b)	identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c)	dissent with respect to all of the shares, registered in the shareholder's name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3)	Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a)	dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b)	cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

Waiver of right to dissent

239 (1) A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2)	A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a)	provide to the company a separate waiver for

(i)	the shareholder, if the shareholder is providing a waiver on the shareholder's own behalf, and

(ii)	each other person who beneficially owns shares registered in the shareholder's name and on whose behalf the shareholder is providing a waiver, and

(b)	identify in each waiver the person on whose behalf the waiver is made.

(3)      If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder's own behalf, the shareholder's right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a)	the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b)

any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4)      If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

Notice of resolution

240 (1) If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)	a copy of the proposed resolution, and

(b)	a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2)      If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)	a copy of the proposed resolution, and

(b)	a statement advising of the right to send a notice of dissent.

(3)      If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors' resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not consented to, or voted in favour of, the resolution, whether or not their shares carry the right to vote,

(a)	a copy of the resolution,

(b)	a statement advising of the right to send a notice of dissent, and

(c)	if the resolution has passed, notification of that fact and the date on which it was passed.

(4)      Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

Notice of court orders

241 If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a)	a copy of the entered order, and

(b)	a statement advising of the right to send a notice of dissent.

Notice of dissent

242 (1) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) must,

(a)

if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b)	if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c)	if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

	(i)	the date on which the shareholder learns that the resolution was passed, and

	(ii)	the date on which the shareholder learns that the shareholder is entitled to dissent.

(2)      A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (g) must send written notice of dissent to the company

(a)	on or before the date specified by the resolution or in the statement referred to in section 240 (2) (b) or (3) (b) as the last date by which notice of dissent must be sent, or

(b)	if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3)      A shareholder intending to dissent under section 238 (1) (h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a)	within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b)	if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4)      A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a)

if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b)

if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

	(i)	the names of the registered owners of those other shares,

	(ii)	the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

	(iii)	a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c)	if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

	(i)	the name and address of the beneficial owner, and

	(ii)	a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder's name.

(5)      The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

Notice of intention to proceed

243 (1) A company that receives a notice of dissent under section 242 from a dissenter must,

(a)	if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i) the date on which the company forms the intention to proceed, and

	(ii)	the date on which the notice of dissent was received, or

(b)	if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2)      A notice sent under subsection (1) (a) or (b) of this section must

(a)	be dated not earlier than the date on which the notice is sent,

(b)	state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c)	advise the dissenter of the manner in which dissent is to be completed under section 244.

Completion of dissent

244 (1) A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

	(a)	a written statement that the dissenter requires the company to purchase all of the notice shares,

	(b)	the certificates, if any, representing the notice shares, and

	(c)	if section 242 (4) (c) applies, a written statement that complies with subsection (2) of this section.

(2)	The written statement referred to in subsection (1) (c) must

	(a)	be signed by the beneficial owner on whose behalf dissent is being exercised, and

	(b)	set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i) the names of the registered owners of those other shares,

(ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii) that dissent is being exercised in respect of all of those other shares.

(3)	After the dissenter has complied with subsection (1),

	(a)	the dissenter is deemed to have sold to the company the notice shares, and

	(b)	the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4)      Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5)      Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6)      A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

Payment for notice shares

245 (1) A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a)	promptly pay that amount to the dissenter, or

(b)	if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2)      A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a)

determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b)	join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244 (1), and

(c)	make consequential orders and give directions it considers appropriate.

(3)      Promptly after a determination of the payout value for notice shares has been made under subsection (2) (a) of this section, the company must

(a)

pay to each dissenter who has complied with section 244 (1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter's notice shares, or

(b)	if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4)      If a dissenter receives a notice under subsection (1) (b) or (3) (b),

(a)

the dissenter may, within 30 days after receipt, withdraw the dissenter's notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b)

if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5)      A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a)	the company is insolvent, or

(b)	the payment would render the company insolvent.

Loss of right to dissent

246 The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a)	the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b)	the resolution in respect of which the notice of dissent was sent does not pass;

(c)	the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d)	the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e)	the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f)	a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g)	with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h)	the notice of dissent is withdrawn with the written consent of the company;

(i)	the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

Shareholders entitled to return of shares and rights

247 If, under section 244 (4) or (5), 245 (4) (a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a)

the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244 (1) (b) or, if those share certificates are unavailable, replacements for those share certificates,

(b)	the dissenter regains any ability lost under section 244 (6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and

(c)	the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.